Form 20-F
period 2025-12-31
Telix Pharmaceuticals Ltd
filed 2026-02-20
CIK 2007191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____________________  to  _____________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:  _____________________
Commission file number 001-42128
Telix Pharmaceuticals Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)
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
•Listed not for trading, but only in connection with the listing of the American Depositary Shares, pursuant to the requirements of the Securities & Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The number of ordinary shares outstanding as of December 31, 2025 was
338,777,049.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒ No ☐
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15
U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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

INTRODUCTION
Telix Pharmaceuticals Limited was incorporated under the laws of Australia in January 2017. Our ordinary shares have been listed on the Australian Securities Exchange ("ASX") since November 2017, and since November 2024, have been listed on the Nasdaq Global Select Market in the form of American depositary shares ("ADSs"), with each ADS representing one of our ordinary shares. JP Morgan Chase Bank, N.A., acts as depositary for the ADSs. Throughout this annual report, all references to “ADRs” mean the American depositary receipts that evidence the ADSs.
As of January 1, 2025, our reporting currency is the United States Dollar ("US$"). All amounts presented in this Annual
Report on Form 20-F ("Annual Report") are presented in US$ unless otherwise indicated. Prior to January 1, 2025, our presentation currency was the Australian Dollar. The change in presentation currency has been applied retrospectively to all comparative periods presented See Note 2.3.1 to our audited consolidated financial statements included elsewhere in this Annual Report.
The consolidated financial statements and related notes included elsewhere in this Annual Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board,
(“IFRS Accounting Standards”), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").
We also maintain a website at www.telixpharma.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and any references to our website throughout this Annual Report are inactive textual references only.
Unless otherwise stated or the context indicates otherwise, all references herein to “Telix,” “Telix Pharmaceuticals,” "the
Company,” "the Group," “our company,” “we,” “us,” “our” and similar references refer to Telix Pharmaceuticals Limited and its consolidated subsidiaries, taken as a whole.
Australian Disclosure Requirements
Our ordinary shares are primarily quoted on the ASX in addition to our listing of our ADSs on the Nasdaq Global Select
Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the
Australian Corporations Act 2001 (Cth) and the ASX Listing Rules. Information furnished under the sub-heading
“Australian Disclosure Requirements” is intended to comply with ASX listing and Australian Corporations Act 2001 (Cth)
disclosure requirements and is not intended to fulfill information required by this Annual Report.
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
TRADEMARKS AND SERVICE MARKS
Telix Pharmaceuticals, the Telix logo and other trademarks or service marks of Telix appearing in this Annual Report are the property of Telix or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. Any use or display of any third-party trademarks, trade names or service marks is not intended to imply a relationship with, endorsement or sponsorship of or by the respective owners.

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
•the ongoing commercialization of our Commercial Products and our preparation for the commercialization of our product candidates, if they are approved;
•the timing and review of submissions for regulatory approval of our product candidates, including review of our resubmissions for Pixclara® (TLX101-Px) and Zircaix® (TLX250-Px), and our ability to obtain and maintain such regulatory approvals;
•the initiation, timing, progress and results of our ongoing and planned clinical trials, including the timing of dosing of patients, enrollment and completion of these trials, including multi-national trials, and the anticipated results from these trials;
•our sales, marketing and distribution capabilities and strategies, including for the commercialization and manufacturing of our Commercial Products and any future products;
•our ability to obtain and maintain an adequate supply at reasonable costs of raw materials we may incorporate into our products and product candidates;
•our ability to address the fulfillment and logistical challenges posed by the time-limited stabilization of our products and product candidates;
•our commercialization, marketing and manufacturing capabilities and strategy, including the timing and costs of expanding our manufacturing capabilities;
•the rate and degree of market acceptance and clinical utility of our products and product candidates, if they are approved;
•the pricing and reimbursement of our products and product candidates, if and after they have been approved;
•estimates of our expenses, future revenues and capital requirements;
•our financial performance;
•developments relating to our competitors and industry;
•the success of our collaborations and partnerships with third parties;
•our ability to maintain, expand, protect and enforce our regulatory exclusivity and intellectual property ("IP")
portfolio;
•our expectations regarding our ability to obtain and maintain regulatory exclusivity and intellectual property protection for our products and product candidates;
•our ability to successfully integrate the businesses that we have acquired or may acquire in the future;
•our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;
•changes to law, policy and regulation in the U.S., Australia and other jurisdictions;
•disruptions caused by the current U.S. presidential administration or as a result of legislative or judicial action or lack thereof, including at the FDA and other government agencies;
•our ability to remain compliant with the respective listing rules and standards of the ASX, the Singapore Exchange
Securities Trading Limited ("SGX"), and the Nasdaq Global Select Market ("Nasdaq");

•our ability to attract and retain key scientific or management personnel;
•the success of competing therapies that are or may become available;
•the volatility of currency exchange rates;
•the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;
•any changes in laws, rules or regulations, including the imposition of tariffs or other trade restrictions, affecting our ability to manufacture, test, develop, or commercialize our Commercial Products and product candidates;
•changes to staffing, process, or policy at government agencies, including, but not limited to, the FDA; and
•changes in U.S. and international trade policies, including the imposition of tariffs on raw materials and finished products; and
•other risks and uncertainties, including those listed under “Item 3. Key Information — D. Risk Factors.”
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

PART I
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer Statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
ITEM 3.KEY INFORMATION
A.Reserved
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Risk Factors Summary
•We have a history of significant net losses, our operating expenses may increase in the future, and we may not be able to maintain profitability in future periods.
•We may need to raise capital to achieve our business objectives if we are unable to fund our operations with our cash flows from the sale of our products. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and/or commercialization efforts.
•We may not be able to effectively integrate the businesses that we have acquired and/or may acquire in the future.
•Our business is substantially dependent on the commercial success of our Commercial Products and our product candidates, if approved. If we are unable to successfully commercialize our Commercial Products as currently approved or to successfully commercialize our product candidates, if approved, our business, financial condition and results of operations will be materially harmed.
•Clinical development is a lengthy and expensive process, with uncertain timelines and outcomes. If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates, if approved.
•The results of previous clinical trials may not be predictive of future trial results, and preliminary, interim or top-line data may be subject to change or qualification based on the complete analyses of data and, therefore, may not be predictive of the final results of a trial.
•We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
•Due to their radioactive nature, our Commercial Products and our product candidates have time-limited stability, and as a result, we may encounter difficulties with fulfillment and logistics.
•We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.
•The commercial success of our Commercial Products and our product candidates, if approved, will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payors and others in the medical community.
•We may be unable to generate and/or obtain a sufficient supply of radioisotopes to support clinical development or manufacturing at commercial scale.
•Even if we are able to effectively commercialize our Commercial Products or any product candidates for which we obtain approval, the products may not receive coverage or may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, all of which would harm our business.
•We depend on collaborations with third parties for certain aspects of the development, marketing and/or commercialization of our Commercial Products and our product candidates. If those collaborations are not successful, or if we are not able to maintain our existing collaborations or establish additional collaborations, we may have to alter our development and commercialization plans and may not be able to capitalize on the market potential of our Commercial Products or our product candidates, if approved.
•If we are unable to obtain and/or maintain commercially valuable regulatory exclusivity and intellectual property, or to protect our patents, trademarks, know-how and trade secrets, our ability to successfully commercialize our
Commercial Products and product candidates, if approved, would be adversely impacted.
•We may experience sustainability risks, including: physical climate-related risks such as extreme weather events that could disrupt internal operations, suppliers, and logistics, and increase operational costs; resource and energy risks such as increasing energy prices, regulatory actions and increased resource efficiency standards that may increase operating expenses and capital expenditure for facility upgrades; and, non-compliance with increased social and governance regulations that could lead to fines, reputational damage, and increased compliance costs.
•An active and liquid market for our securities may not continue to be developed or sustained, which could harm the market price of the ADSs.
•As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.
•We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ADSs.
Risks Related to Our Financial Position and Capital Requirements
We have a history of significant net losses, our operating expenses may increase in the future, and we may not be able to maintain profitability in future periods.
Until 2023, we incurred significant operating losses. Our loss after tax was $7.1 million for the year ended December 31,
2025. Our net operating cash flow was $17.3 million (outflow) for the year ended December 31, 2025. As of
December 31, 2025, we had an accumulated deficit of $154.5 million. Although we launched Illuccix in April 2022 and
Gozellix in June 2025 and have recognized profits in recent periods, we cannot be certain that we will sustain profitability or positive cash flows from operations in future periods.

We have invested most of our resources in developing our technology and product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We continue to incur significant research and development ("R&D"), and other expenses related to ongoing operations and may incur losses in the future.
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
Illuccix has been approved by the FDA, the Australian Therapeutic Goods Administration ("TGA"), by Health Canada, by
the Brazilian Health Regulatory Agency ("ANVISA"), by the United Kingdom Medicines and Healthcare Products
Regulatory Agency ("MHRA") and by health regulators in 19 European Economic Area member states. Gozellix was approved by the FDA in March 2025. Throughout this Annual Report, “Commercial Products” is used to refer to Illuccix and Gozellix collectively.
We have historically financed our operations principally through product sales, private and institutional placements of our ordinary shares, proceeds from our initial public offering of ordinary shares on the ASX, proceeds from our issuance of convertible bonds, loan agreements with financial institutions and cash generated from our business development activities. Substantially all of our operating losses in previous periods have resulted from costs incurred in connection with our research and development programs, the pursuit of regulatory approvals within and outside of the U.S., and the commercialization of our Commercial Products. We expect to continue to incur significant expenses as we continue to commercialize our Commercial Products in the jurisdictions in which we have received marketing authorization, and other jurisdictions, if approved, and engage in activities to prepare for the potential approval and commercialization of our product candidates. The profits or losses we incur may fluctuate significantly from quarter to quarter and year to year.
While we began to generate revenue from the sales of Illuccix in April 2022 and from Gozellix in June 2025, there can be no assurance as to the amount or timing of future product or license and other revenues, and we may not be able to maintain profitability in future periods. Our ability to remain profitable depends significantly on our success in many areas, including:
•effectively commercializing Illuccix, Gozellix or any future products either on our own or with a collaborator, including by maintaining a full commercial organization required to market, sell and distribute our products, and achieving an adequate level of market acceptance;
•the impact of current or future competing products on product sales of Illuccix, Gozellix or any future products;
•obtaining sufficient pricing, coverage and reimbursement, under U.S. federal healthcare programs, such as
Medicare and Medicaid, and from private payors, for Illuccix, Gozellix and any future products from private and government payors and the impact of any pricing changes;
•initiating and successfully completing clinical trials required to file for, obtain and maintain regulatory approval for our product candidates;
•obtaining and maintaining regulatory approvals, and the timing of such approvals;
•manufacturing at commercial scale;
•establishing and managing any collaborations for the development, marketing and/or commercialization of our products and product candidates, if approved, including the level of success of any such collaborators’ efforts and the timing and amount of any milestone or royalty payments we may receive; and
•obtaining, maintaining and protecting our intellectual property rights.
We anticipate that our operating expenses will continue to be significant and increase as we continue to:
•commercialize Illuccix and Gozellix in the U.S., and Illuccix in Australia, New Zealand, Brazil, Canada, Europe and
other jurisdictions following regulatory approval, including maintaining our commercial infrastructure;
•obtain and/or maintain regulatory approval for Illuccix, Gozellix and our product candidates, including completing any required post-marketing requirements to the satisfaction of the FDA or other regulatory agencies;
•expand our research and development programs, identify additional product candidates and initiate and conduct clinical trials, including clinical trials required by the FDA or other regulatory agencies in addition to those that have been or are currently expected to be conducted;
•maintain, expand and protect our intellectual property portfolio;
•manufacture Illuccix, Gozellix and our product candidates;

•add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future radiopharmaceutical commercialization efforts;
•operate as a publicly listed company in the U.S. and Australia; and
•acquire or in-license other products, product candidates or technologies.
Because of the numerous risks and uncertainties associated with pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of our revenue and expenses or if we will be able to maintain profitability. We cannot be certain that our revenue from sales of Illuccix and Gozellix, in the currently approved indications, will be sufficient for us to remain profitable in future periods. We may not generate revenues that are significant or large enough to sustain or increase profitability on an annual basis. Our failure to remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development and commercialization efforts, expand our business and/or continue our operations. This could result in a material adverse effect on the value of our company and could cause our shareholders and ADS holders to lose all or part of their investment.
We may need to raise additional capital to achieve our business objectives if we are unable to fund our operations with our cash flows from the sale of our products. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and/or commercialization efforts.
Discovering, developing and commercializing products involve time-consuming, expensive and uncertain processes that take years to complete. We have used substantial funds to develop Illuccix and Gozellix and expect our operating expenses to continue to increase as we continue to commercialize Illuccix, Gozellix or any future approved products, conduct further research and development of our product candidates, seek approval and prepare for commercialization of TLX250-Px and TLX101-Px and continue to conduct clinical trials for our other product candidates.
Furthermore, we will continue to incur additional costs associated with operating as a public company, hiring additional personnel and expanding our geographical reach. Although currently Illuccix is commercially available in multiple jurisdictions worldwide and Gozellix is commercially available in the U.S., we cannot be certain that our revenue from product sales of Illuccix and Gozellix will be sufficient for us to remain profitable on an annual basis. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives.
As of December 31, 2025, we had $141.9 million in cash and cash equivalents. The amount and timing of our future capital requirements will depend on many factors, including, but not limited to:
•the scope, progress, results, timing and costs of our current and planned development efforts and regulatory review of our product candidates;
•the amount and timing of revenues from sales of Illuccix, Gozellix or any product candidate for which we receive regulatory approval;
•the cost of, and our ability to expand and maintain, the commercial infrastructure required to support the commercialization of Illuccix, Gozellix and any other product for which we receive regulatory approval, including medical affairs, manufacturing, marketing and distribution functions;
•our ability to establish and maintain collaboration, partnership, licensing, marketing, distribution or other arrangements on favorable terms and the level and timing of success of these arrangements;
•the extent to which we acquire or in-license other products, product candidates and technologies; and
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.
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
•timing and variations in the level of expense related to the current or future development of our programs;
•timing and status of enrollment for our clinical trials;
•results of clinical trials, or the addition or termination of clinical trials or funding support by us or potential future partners;
•timing of any milestone payments or other payment obligations to be paid by us pursuant to existing supply agreements, licenses or collaborations;
•timing of any milestone payments or other payments to be received by us pursuant to our license agreement;
•our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;
•any intellectual property infringement, misappropriation or violation lawsuit or opposition, or other post-grant proceeding or cancellation proceeding in which we may become involved;
•additions and departures of key personnel;
•strategic decisions, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•if any product candidate we may develop receives regulatory approval, the timing and terms of such approval and market acceptance and demand for such product candidate;
•the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any products or product candidates for which we may obtain regulatory approval and intend to commercialize on our own or jointly with current or future collaborators;
•regulatory developments affecting our Commercial Products or any other of our product candidates or those of our competitors, including disruptions at FDA or other government agencies; and
•changes in general market and economic conditions, including as a result tariffs, trade restrictions, conflicts or other geopolitical risks that may arise.
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
In March 2022, one of our subsidiaries, Telix Pharmaceuticals (Belgium) SPRL (now "Telix Pharmaceuticals (Belgium)
SRL"), entered into Loan Agreements ("the Loan Agreements") with BNP Paribas and IMBC Group. The borrowings under these Loan Agreements were used to fund in part the construction of our Brussels South manufacturing facility. Pursuant to the Loan Agreements, Telix Pharmaceuticals (Belgium) SRL is required to comply with various covenants relating to the conduct of its business. The Loan Agreements also include customary events of default upon the occurrence of enumerated events, including non-payment of required repayments, failure to perform certain covenants and the occurrence of insolvency proceedings, specified judgments, specified cross-defaults or specified revocations. Upon the occurrence of an event of default and in the event of a change of control, BNP Paribas and IMBC Group may accelerate payments due under the Loan Agreements or terminate the Loan Agreements, which would have an adverse impact on our business.

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
On July 30, 2024, we issued $426.1 million (A$650.0 million) principal amount of 2.375% unsecured convertible bonds due 2029 ("the Convertible Bonds") on the SGX. Additionally, as of December 31, 2025, we had $10.3 million of other indebtedness. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:
•increasing our vulnerability to adverse economic and industry conditions;
•limiting our ability to obtain additional financing;
•requiring the dedication of a portion of our cash flow from operations to service our indebtedness, which would reduce the amount of cash available for other purposes;
•limiting our flexibility to plan for, or react to, changes in our business;
•diluting the interests of our existing shareholders as a result of issuing ordinary shares upon conversion of the
Convertible Bonds; and
•placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.
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
On July 30, 2024, we completed our issuance of the Convertible Bonds to institutional and professional investors on the
SGX outside of the U.S. The Convertible Bonds mature on July 30, 2029, unless redeemed, repurchased, or converted in accordance with their terms.
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
•increased operating expenses and cash requirements;
•the assumption of indebtedness or contingent liabilities;
•the issuance of our equity securities which would result in dilution to our shareholders and ADS holders;
•assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;
•the diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;
•retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
•our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.
RLS may have liabilities that are not known to us and the indemnities in the purchase agreement may not offer adequate protection.
As part of the acquisition, we have agreed to assume certain liabilities of RLS. In addition, there may be liabilities that we failed or were unable to discover in the course of performing due diligence investigations, including with respect to decommissioning and decontamination ("D&D"), requirements with respect to the closing of facilities that use and produce radioactive materials. Also, we may not have correctly assessed the significance of certain liabilities and assets identified in the course of our due diligence. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations. As we integrate RLS into our operations, we may learn additional information about the entity, such as unknown or contingent liabilities and issues relating to compliance with applicable laws, that could potentially have an adverse effect on our business, financial condition and results of operations.
We may not be able to effectively integrate the businesses that we have acquired and/or may acquire in the future.
Our ability to realize the anticipated benefits of acquisitions we have completed and/or may complete in the future, including the completed acquisitions of RLS (USA) Inc. ("RLS"), QSAM Biosciences, Inc. ("QSAM"), ARTMS Inc. ("ARTMS"),
IsoTherapeutics Group, LLC, ("IsoTherapeutics"), and certain assets of ImaginAb, Inc., ("ImaginAb") will depend on our ability to integrate those businesses with our own. The combination of multiple independent businesses is a complex, costly and time-consuming process and there can be no assurance that we will be able to successfully integrate businesses into our business, or if such integration is successfully accomplished, that such integration will not be costlier or take longer than presently contemplated. If we cannot successfully integrate and manage the businesses within a reasonable time, such difficulties or delays could result in the loss of key employees from the acquired businesses, the disruption of the acquired businesses, inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, and we may not be able to realize the potential and anticipated benefits of such acquisitions, which could have a material adverse effect on our business, financial position, and results of operations. We face numerous risks relating to the integrated of acquired businesses, including:
•the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies
(some of which are in diverse geographic regions) and achieve expected synergies;
•the potential disruption of existing business and diversion of management’s attention from day-to-day operations;
•the inability to maintain uniform standards, controls, procedures and policies;
•the need or obligation to divest portions of the acquired companies to satisfy regulatory requirements;
•the potential failure to identify material problems and liabilities during due diligence review of acquisition targets;
•the potential failure to obtain sufficient indemnification rights to fully offset possible liabilities associated with acquired businesses; and
•the challenges associated with operating in new product segments and/or geographic regions.
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
•diversion of financial and managerial resources from existing operations;
•successfully negotiating a proposed acquisition, in-license or investment in a timely manner and at a price or on terms and conditions favorable to us;
•successfully combining and integrating a potential acquisition into our existing business to fully realize the benefits of such acquisition;
•the impact of regulatory reviews on a proposed acquisition, in-license or investment; and
•the outcome of any legal proceedings that may be instituted with respect to the proposed acquisition, in-license or investment.
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
Risks Related to Commercialization and Product Development
Our business is substantially dependent on the commercial success of our Commercial Products and our product candidates, if approved. If we are unable to successfully commercialize our Commercial Products as currently approved or to successfully obtain regulatory approvals to commercialize our other product candidates, our business, financial condition and results of operations will be materially harmed.
Our business and our ability to generate product revenue from the sales of diagnostic imaging agents and therapies that treat cancer and other diseases depend on continued commercialization of our Commercial Products in the jurisdictions in which they have received marketing authorization. We are also developing our Commercial Products for additional indications. We are currently pursuing marketing authorizations for our Commercial Products, either directly or in collaboration with regional commercial partners, in a number of additional jurisdictions. We believe that obtaining these additional regulatory approvals and successfully developing our Commercial Products for additional potential indication will be important to reach the full potential utilization of our Commercial Products and failure to do so could have a material adverse effect on our business.
Our long-term prospects also depend on our ability to obtain regulatory approval for additional imaging and therapeutic product candidates. Regulatory approvals are subject to changing standards from time to time and the timing to obtain the required regulatory approvals is subject to many factors, some of which may be outside our control. For example, regulatory agencies may face resource constraints, causing delays in the review process, and there is no guarantee that the regulators are bound by any product development or regulatory advice offered earlier in the review process. In May
2024, we completed our submission of a biologics license application ("BLA"), to the FDA for TLX250-Px for the characterization of renal masses as clear cell renal cell carcinoma ("ccRCC"). In July 2024, the FDA declined to review the BLA and issued a Refuse to File ("RTF"), determination. A RTF determination is a response from the FDA following its preliminary review, communicating the FDA’s determination that the application does not include all pertinent information and data. The denial of acceptance for filing was based on a filing concern related to demonstrating adequate sterility assurance during dispensing of TLX250-Px in the radiopharmacy production environment. In December 2024 we resubmitted our BLA to the FDA for TLX250-Px, and the FDA accepted our application in February 2025. In August 2025, the FDA issued a Complete Response Letter ("CRL"), citing deficiencies relating to the Chemistry, Manufacturing, and
Controls ("CMC") package. The FDA requested additional data to establish comparability between the drug product used in the ZIRCON Phase 3 clinical trial and the scaled-up manufacturing process intended for commercial use. Additionally, the FDA documented notices of deficiency (Form 483) issued to two third-party manufacturing and supply chain partners that required remediation prior to resubmission. In December 2025 we participated in a Type A meeting with the
FDA to align on plans to address CMC deficiencies cited, and in January 2026 we participated in an additional Type A meeting to align on plans to address comparability between the clinical drug product and that intended for commercial use. Following these meetings, Telix believes it has alignment with the Agency on key resubmission aspects. While we believe that the planned remediation of the BLA for TLX250-Px will meet FDA requirements, there can be no assurance that, once re-submitted, the FDA will accept our BLA for review, or approve TLX250-Px.
In August 2024, we submitted a NDA for TLX101-Px for the characterization of progressive or recurrent glioma from treatment related changes in both adult and pediatric patients. In October 2024, the FDA accepted the New Drug
Application ("NDA"), and granted priority review and assigned a Prescription Drug User Fee Act ("PDUFA"), goal date of
April 26, 2025. In April 2025, the FDA issued a CRL, stating that additional confirmatory clinical evidence was required to progress the application. Following engagement with the FDA, including a successful Type A meeting, in September 2025 we reached agreement with the FDA regarding our NDA and are finalizing our resubmission package. There can be no assurance that the FDA will accept our resubmitted NDA for review, or approve TLX101-Px.
In February 2026, we submitted a Marketing Authorization Application ("MAA") for TLX101-Px in Europe, with France acting as the Reference Member State ("RMS"). The French National Agency for Medicines and Health Products Safety
("ANSM") in its capacity as RMS is responsible for coordinating and leading the scientific evaluation of the dossier, in collaboration with the Concerned Member States, nominated by Telix and representing the major European markets for
Telix’s brain cancer imaging product. There can be no assurance that the MAA will be validated, or that marketing authorizations for TLX101‑Px will ultimately be granted.
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
We have not submitted any applications for regulatory approval or obtained regulatory approval for any of our therapeutic product candidates. Our most advanced therapeutic candidate, TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan), is a lutetium-labeled radio antibody-drug conjugate ("rADC"), which we are evaluating in a two-part Phase 3 clinical trial in patients with advanced prostate cancer, called ProstACT Global. We dosed the first patient in this clinical trial in November 2023 in Australia. We received authorization to conduct Part 1 of the trial in the U.S. in April 2024 and completed target enrollment of 30 patients in August 2025. We dosed the first patient in ProstACT Global Part 2
(randomized treatment expansion) in Australia in December 2025. We cannot be certain that TLX591-Tx, or any of our clinical trials of our other therapeutic product candidates, will generate safety and efficacy data sufficient for regulatory approval in any jurisdiction.
The commercial success of our Commercial Products and our product candidates, if approved, is dependent on many factors, some of which are beyond our control, including clinical development, the regulatory submission and approval process, market access or reimbursement frameworks, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts. If we are unable to continue to commercialize our Commercial Products or to develop, receive regulatory approval for and successfully commercialize our product candidates, or experience delays as a result of any of these factors or otherwise, our business and results of operations could be substantially harmed.
Clinical development is a lengthy and expensive process, with uncertain timelines and outcomes. If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates, if approved.
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
•delays or failure to reach agreement with regulatory authorities on a trial design or the receipt of feedback requiring us to modify the design of our clinical trials, perform additional or unanticipated clinical trials to obtain approval or alter our regulatory strategy;
•clinical trials of our product candidates may produce negative or inconclusive results or other patient safety concerns, including undesirable adverse events or other unexpected characteristics, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials, suspend ongoing clinical trials or abandon product development programs, including as a result of a finding that the participants are being exposed to unacceptable health risks;
•enrollment in our clinical trials may be slower than we anticipate or we may not be able to enroll the number of patients that we expect, including as a result of competition with other ongoing clinical trials for the same indications as our product candidates or because the patient population may be limited for orphan indications;
•regulators may revise the requirements for approving our product candidates, even after providing a positive opinion on or otherwise reviewing and providing comments on a clinical trial protocol, or such requirements may not be as we anticipate;
•delays or failure in obtaining the necessary authorization from regulatory authorities or institutional review boards to permit us or our investigators to commence a clinical trial, conduct a clinical trial at a prospective trial site, or the suspension or termination of a clinical trial once commenced;
•delays or failure to reach agreement on acceptable terms with prospective clinical trial sites or contract research organizations ("CROs");
•delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;
•the number of patients required for clinical trials of our product candidates may be larger than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
•our third-party contractors, including manufacturers or CROs, may fail to comply with regulatory requirements, perform effectively, or meet their contractual obligations to us in a timely manner, or at all;
•we or our investigators might be found to be non-compliant with regulatory requirements;
•the cost of clinical trials of our product candidates may be greater than we anticipate;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
•regulators or institutional review boards/ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including after review of an IND or amendment or equivalent foreign application or amendment, as a result of a new safety finding that presents unreasonable risk to clinical trial participants, or a negative finding from an inspection of our clinical trial operations or study sites;
•developments on trials conducted by competitors for related technology that raises FDA or foreign regulatory authority concerns about risk to patients of the technology broadly, or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;
•occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trial of the same class of agents conducted by other companies;
•any partners or collaborators that help us conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us; and
•negative impacts resulting from infectious disease epidemics or pandemics, including impacts to healthcare systems and our trial sites’ ability to conduct trials.
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
•be delayed in obtaining, or not obtain at all, regulatory approval for the indication or product candidate;
•obtain regulatory approval in some countries and not in others;
•obtain approval for indications or patient populations that are not as broad as intended or desired;
•obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;
•be subject to additional post-marketing testing requirements; or
•have the product removed from the market after obtaining regulatory approval.
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
including:
•severity of the disease under investigation;
•our ability to recruit clinical trial investigators of appropriate competencies and experience;
•the incidence and prevalence of our target indications;
•clinicians’ and patients’ awareness of, and perceptions as to the potential advantages and risks of our product candidates in relation to other available therapies, including any new products that may be approved for the indications we are investigating;
•invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;
•availability and efficacy of approved medications for the disease under investigation;
•eligibility criteria defined in the protocol for the trial in question;
•the ability of our companion diagnostics to identify patients;
•the size of the patient population required for analysis of the trial’s primary endpoints;
•efforts to facilitate timely enrollment in clinical trials;
•whether we are subject to a partial or full clinical hold on any of our clinical trials;
•reluctance of physicians to encourage patient participation in clinical trials;
•the ability to monitor patients adequately during and after treatment;
•our ability to obtain and maintain patient consents; and
•proximity and availability of clinical trial sites for prospective patients.
Our inability to enroll and retain a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs, which would cause the value of our company to decline and limit our ability to obtain additional financing.
Serious adverse events related to our Commercial Products or our product candidates may delay or prevent their regulatory approval, cause us to suspend or discontinue clinical trials or abandon further development, limit the commercial value of approved indications or result in significant negative financial consequences following any regulatory approval.
If our Commercial Products or any of our product candidates are associated with undesirable adverse events or have characteristics that are unexpected in clinical trials or following approval and/or commercialization, we may need to abandon or limit their development or limit marketing to certain uses or subpopulations in which the undesirable adverse events or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.
Adverse events in our clinical trials to date have been generally predictable and typically manageable, with frequency and severity for adverse events applicable to imaging less than for therapy product candidates. The most common adverse events for Illuccix in clinical trials were nausea, diarrhea, and dizziness. The most common adverse events arising in the Phase 3 ZIRCON clinical trial of 300 patients dosed with TLX250-Px were mild and non-serious, including nausea, procedural pain and headache. The most common severe adverse events were post-procedural hemorrhage (six events), urinary retention (three events), hypertension (three events), pyelonephritis (two events), anemia (two events), and syncope (two events). For TLX101-Px there have been two events reported to date in an ongoing clinical trial, which are injection site reaction and nausea, both mild and non-serious.
With respect to our therapeutic product candidates, our most clinically advanced therapeutic, TLX591-Tx, has been evaluated in 242 patients across eight Phase 1 and 2 trials, including the Phase 1 ProstACT SELECT trial. In Cohort 2 of
ProstACT SELECT (25 participants), treatment emergent adverse events ("TEAE") rates were: Grade 3 thrombocytopenia
(16%, 4/25), grade 3 neutropenia (28%, 7/25), grade 4 thrombocytopenia (20%, 5/25) and grade 4 neutropenia (4%,
1/25). Six patients received intervention in the form of platelet or red blood cell transfusion(s), or both. Early-stage trial results should be interpreted with caution and efficacy outcomes should be evaluated for statistical and clinical significance in a larger Phase 3 randomized controlled trial. TLX591-Tx is presently being investigated in Telix's Phase 3
ProstACT Global trial.
The occurrence of adverse events in either our clinical trials or following regulatory approval could result in a more restrictive label for any product candidates approved for marketing or could result in the delay or denial of approval to market any product candidates by the FDA or comparable foreign regulatory authorities, which could prevent us from generating sufficient revenue from product sales or maintaining profitability. Treatment-related adverse effects could also affect patient recruitment or the ability of enrolled patients to complete the trial, result in potential product liability claims or cause patients and/or healthcare providers to elect alternative courses of treatment. In addition, these adverse events may not be appropriately recognized or managed by the treating medical staff. Inadequate training or education of healthcare professionals to recognize or manage the potential adverse events following treatment with our
Commercial Products or our product candidates, if approved, could result in increased treatment-emergent adverse events and cause patients to discontinue treatment. Any of these occurrences may harm our business, financial condition and prospects significantly.
Results of our trials could reveal an unacceptably high severity and prevalence of adverse events. In such an event, our trials could be suspended or terminated by us or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications.
Adverse events in the results of trials conducted by our competitors could also cause the FDA or comparable foreign regulatory authorities to raise concerns regarding our trials and product candidates, and/or impose additional safety and tolerance procedures on us, which may be costly. Many compounds that initially showed promise in early-stage trials for treating cancer or other diseases have later been found to cause adverse events that prevented further development of the compound. If such an event occurs after any of our product candidates are approved and/or commercialized, a number of potentially significant negative consequences may result, including:
•regulatory authorities may withdraw the approval of such product;
•regulatory authorities may require additional warnings on the label, such as a “black box” warning, precaution or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product, or impose distribution or use restrictions;
•patients and/or healthcare providers may elect to utilize other treatment options that have or are perceived to have more tolerable adverse events;
•regulatory authorities may require one or more post-marketing studies;
•we may be required to implement a Risk Evaluation and Mitigation Strategy ("REMS"), or create a medication guide outlining the risks of such adverse events for distribution to patients;
•additional restrictions may be imposed on the marketing or promotion of the particular product or the manufacturing processes for the product or any component thereof;

•we could be sued and held liable for harm caused to patients;
•the product could become less competitive; and
•our reputation may suffer.
Further, we and our clinical trial investigators currently determine if serious adverse events are product-related in accordance with scientific practice and current knowledge. The FDA or foreign regulatory authorities may disagree with our or our clinical trial investigators’ interpretation of data from clinical trials and the conclusion by us or our clinical trial investigators that a serious adverse event was not product-related. The FDA or foreign regulatory authorities may require more information related to the safety profile of our Commercial Products or our product candidates, including additional preclinical or clinical data to support approval, which may cause us to incur additional expenses, delay or prevent the approval of one of our product candidates, and/or delay or cause us to change our commercialization plans, or we may decide to abandon the development of the product candidate altogether.
Any of these events could prevent the affected product candidate, if approved, from achieving or maintaining market acceptance, or could substantially increase costs and expenses of development or commercialization, which could delay or prevent us from generating sufficient revenue from the sale of our Commercial Products or any other approved product and harm our business and results of operations.
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
Finalization and cleaning of this data may change the conclusions drawn from this unaudited data provided by our clinical trial investigators indicating less promising results than we currently anticipate. Further, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the dropout rate among clinical trial participants. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety data sufficient to obtain regulatory approval to market our product candidates, if approved. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies have suffered significant setbacks in late-
stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks.
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
If the preliminary, interim or top-line data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, if approved, may be harmed, which could harm our business, operating results, prospects, or financial condition.
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
•obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;
•the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;
•any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•obtaining approval from one or more institutional review boards ("IRBs");
•IRBs or ethics committees refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;
•changes to the clinical trial protocol;
•delays in identifying, recruiting and training suitable clinical investigators;
•clinical sites deviating from the trial protocol or dropping out of a trial;
•manufacturing sufficient quantities of our product candidates for use in clinical trials;
•subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-
up, including subjects failing to remain in our trials due to movement restrictions, health reasons or otherwise resulting from ongoing or future public health or geopolitical concerns;
•subjects choosing alternative treatments for the indications for which we are developing our therapeutic product candidates, or participating in competing clinical trials;
•lack of adequate funding to continue the clinical trial or incurring greater costs than we anticipate;
•subjects experiencing severe or serious unexpected treatment-emergent adverse events;
•occurrence of serious adverse events in trials of the same class of agents conducted by other companies;
•selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

•failure of a facility manufacturing our product candidates or any of their components to produce clinical trial materials in accordance with current good manufacturing practice requirements("cGMP"), regulations (and similar foreign requirements) or other applicable requirements;
•a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of cGMP regulations (and similar foreign requirements) or other applicable requirements, or infections or cross-
contaminations of product candidates in the manufacturing process;
•any transfer of manufacturing processes to alternate facilities or any other changes to our manufacturing process that may be necessary or desired;
•third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practice ("GCP"), requirements or other regulatory requirements;
•third-party contractors not performing data collection or analysis in a timely or accurate manner; or
•third-party clinical investigators or becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such clinical investigators or contractors in support of our marketing applications.
We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse events, failure to demonstrate a benefit from using a drug or diagnostic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs or ethics committees for reexamination, which may impact the costs, timing or successful completion of a clinical trial.
If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates, if approved, will be delayed. Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues if the product candidate is approved. Such delays could also shorten any period during which we may have the exclusive right to commercialize our product candidates, if approved, and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any of these occurrences may harm our business, financial condition and prospects significantly.
We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. Subject enrollment is affected by many factors including the size and nature of the patient population, the severity of the disease under investigation, the availability and efficacy of approved drugs and diagnostics for the disease under investigation, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, patient referral practices of physicians, the ability to monitor patients adequately during and after treatment, competing clinical trials and clinicians’
and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development.
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
Due to their radioactive nature, our Commercial Products and our product candidates have time-limited stability, and as a result, we may encounter difficulties with fulfillment and logistics.
The radioactive components of our Commercial Products and our product candidates have short shelf lives due to their half lives, which refers to the time it takes for the radioactivity to decrease by 50%. Post addition of the radioactive isotope, radioactivity decay reduces the shelf life of our Commercial Products and our product candidates, which requires us to manufacture and deliver our Commercial Products and our product candidates for use in clinical trials to patients in a timely manner.
Our products and product candidates are commonly manufactured as a cold-kit, namely our Commercial Products, enabling longer shelf storage of between 12-24 months prior to radiolabeling for specific patient administration on an as-
needed basis. As such, our Commercial Products and our product candidates must be radiolabeled on an as-needed basis, and shipped almost immediately thereafter. Because of this, specific radiolabeled patient doses of our Commercial
Products or our product candidates cannot be “stock-piled” and stored for even a small number of days ahead of shipment, we or any third-party pharmacy network or hospital must be able to radiolabel them on an as-needed rolling basis. Any delay, even if seemingly insignificant, could result in an immediate and substantial impact on our ability to deliver our Commercial Products or product candidates to patients. Any significant delays in delivering our Commercial
Products or our product candidates to patients could damage our reputation and result in deviations from our clinical trial protocols, which in turn could affect our ability to advance the clinical development of our current and future product candidates on a timely basis, or at all. In addition, we currently substantially rely on our third-party radiopharmacy partners for the production of our Commercial Products for commercial supply in the U.S. We cannot be sure that these manufacturers will be able to meet our demand for our Commercial Products on a timely basis.
With respect to our product candidates, as we continue to scale our operations and enroll larger clinical trials, and prepare for potential commercialization, if marketing authorization is obtained, we will need to scale our shipping abilities.
Labor disputes, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other events beyond our control could interrupt or delay transportation, which could result in the loss or damage of our Commercial Products or any product candidates with similar stabilization restrictions. We have insurance which covers material loss or damage to Illuccix and/or Gozellix while in partner control or during transit, subject to customary insurance limitations and restrictions. Our insurance may not cover all instances worldwide.
If we or our manufacturers are unable to meet the challenges posed by the time-limitations inherent in the composition of our Commercial Products or any of our product candidates, it would adversely affect our business, financial condition, results of operations and prospects.
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
including:
•the research methodology used may not be successful in identifying potential product candidates;
•potential product candidates may, on further study, be shown to have harmful adverse events or other characteristics that indicate that they are unlikely to be products that will receive regulatory approval and/or achieve market acceptance; or
•potential product candidates may not be effective in treating their targeted diseases or yield clinically significant outcomes.
We are currently advancing multiple imaging and therapeutic product candidates in clinical development, which may create a strain on our limited human and financial resources. As a result, we may not be able to provide sufficient resources to any single product candidate to permit the successful development and commercialization of such product candidate, if approved, which could result in material harm to our business. Further, we have limited financial and managerial resources, and we can only focus our research programs on developing product candidates for certain indications.
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
In connection with certain targets for which we are developing drug or biological candidates for treatment use, we are developing diagnostic imaging agents to help inform whether a particular patient’s disease condition is appropriate for treatment with our drug or biological candidate. For example, we are using Illuccix as the paired diagnostic to our therapeutic product candidate, TLX591-Tx (in addition to Illuccix being previously studied and used in the VISION trial as a diagnostic for Novartis’ Pluvicto radioligand therapy) and we are developing TLX300-Px as the paired diagnostic to evaluate the potential utility of TLX300-Tx, and similarly we are developing paired diagnostics for our other therapeutic product candidate development programs. We may not be successful in developing an appropriate diagnostic imaging agent or its development may cause a delay or result in expenditure of more funds than we currently anticipate. In addition, the development of a diagnostic imaging agent will be subject to FDA review and approval, which may be delayed or not obtained, or require additional development and testing than currently planned. If the FDA considers the diagnostic imaging agent to be required for the use of the therapeutic product candidate, the FDA may require the approval of the diagnostic imaging agent before it can approve the therapeutic product candidate. Equivalent foreign regulatory review and approval would also be required before the product could be supplied for use in patient treatment.
Failure to successfully develop and obtain regulatory approval for a diagnostic imaging agent may delay FDA or foreign regulatory approval of a drug or biological candidate intended for therapeutic use and delay or adversely affect commercialization of that drug or biological candidate, if approved, or require us to engineer or identify alternative solutions to select patients who are most likely to benefit from our drug or biological candidates.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
The discovery, development and commercialization of new diagnostics and therapies is highly competitive, particularly in the cancer field. We face competition with respect to our Commercial Products and will face competition with respect to any product candidates that we are developing and may seek to commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, academic institutions and governmental agencies as well as public and private research institutions worldwide, many of which have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.
There are a number of major pharmaceutical, specialty pharmaceutical and biotechnology companies that currently market and sell diagnostics and therapies and/or are pursuing the development of diagnostics and therapies for the treatment of cancer and the other disease indications for which we are developing our products and product candidates.
With respect to Illuccix and Gozellix, our main competitors in the U.S. include companies with approved PSMA-PET diagnostics, including Novartis AG, Lantheus Holdings, Inc. and The Bracco Group (through its Blue Earth Diagnostics affiliate). Certain academic institutions, like University of California, Los Angeles and University of California, San
Francisco, also hold a license for a commercial PSMA-PET diagnostic. Our main competitors also include companies developing PSMA imaging agents, including Curium Holding France S.A.S., Clarity Pharmaceuticals Limited, ABX
advanced biochemical compounds GmbH, Isotopia Molecular Imaging Ltd., Itel Group, ITM Isotope Technologies Munich
SE, Five Eleven Pharma Inc., FutureChem Co. Ltd., Radiomedix, Inc., CellBion Co., Ltd., Norroy Biosciences Co. Ltd., HTA,
and Jiangsu Hengrui Pharmaceuticals Company Ltd. Our competitors will also include companies developing other modalities to localize prostate cancer.
In the kidney and brain cancer imaging fields, there are no approved agents for molecular imaging for ccRCC or glioma.
Our main future competitors in these fields are companies developing agents, including ITM Isotope Technologies
Munich SE, Philogen S.p.A., Precision Molecular, Inc., Norroy Biosciences Co. Ltd., PeptiDream Inc., Five Eleven Pharma
Inc., Novartis AG, The Bracco Group (through its Blue Earth Diagnostics Ltd. Subsidiary), RadioPharm Theranostics
Limited, Curasight A/S, Molecular Targeting Technologies, Inc. ("MTTI"), and BoomRay Pharmaceuticals Co., Ltd.
With respect to our therapeutic product candidates, we consider our most direct competitors to be companies developing targeted radiopharmaceuticals for the treatment of cancer. There are several companies with approved beta-
based radiopharmaceuticals, including Novartis AG, Sirtex Medical Limited, Boston Scientific Corporation, Acrotech
Biopharma LLC, and Q BioMed Inc. and other companies developing beta-based radiopharmaceuticals, including
Lantheus Holdings, Inc., Eli Lilly and Company Ltd, ITM Isotope Technologies Munich SE, Debiopharm SA, Curium Holding

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
With respect to TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan), our main competitors include Novartis AG, with
Pluvicto as the only currently approved PSMA-targeted therapy. Our main competitors also include companies developing PSMA-targeted therapies, including AstraZeneca PLC, Convergent Therapeutics, Inc., Eli Lilly & Company
Ltd., Lantheus Holdings, Inc., Curium Holding SAS, ArtBio, Inc., The Bracco Group (through its Blue Earth Therapeutics
Ltd. Subsidiary), Clarity Pharmaceuticals Ltd., Bayer AG, Orano Med SAS, Isotopia Molecular Imaging Ltd., ITM Isotope
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
Technology LLC, FutureChem Co Ltd., Beijing Sinotau Intl. Pharmaceutical Technology Co., Ltd., Norroy Biosciences Co.
Ltd., RadioPharm Theranostics Limited, Precision Molecular, Inc., CellBion Co., Ltd., StarPharma Holdings Limited, Amgen
Inc., Crescendo Biologics Limited, Poseida Therapeutics, Inc., Regeneron Pharmaceuticals Inc., BioXcel Therapeutics,
Inc., Lava Therapeutics NV, Janux Therapeutics, Inc., Vir Therapeutics, Inc., Bivision Pharmaceuticals, Inc., GlyTherix Ltd,
Jiangsu Hengrui Pharmaceuticals Co., Ltd., and Full-Life Technologies Limited. Our competitors also include companies developing other modalities to treat patients in metastatic castration-resistant prostate cancer ("mCRPC").
For TLX400-Tx (177Lu-DOTAGA.Glu.(FAPi)2), our main competitors are companies developing FAP-targeting radiotherapeutics or diagnostics, including Novartis AG, Eli Lilly and Company Ltd, 3BP Pharmaceuticals GmbH, Ratio
Therapeutics Inc., Akiram Therapeutics, BoomRay Pharmaceuticals Co., Ltd., Philogen SPA, Precirix NV, Ratio
Therapeutics Inc., Spago Nanomedical AB, Yantai LNC, ITM Isotope Technologies Munich SE, Lantheus Holdings, Inc,
Perspective Therapeutics, Inc., Precision Molecular Inc., Sofie Biosciences, Inc., and GE Healthcare.
For TLX300-Tx (-olaratumab), our main competitors include companies with licensed soft-tissue sarcoma treatments including Novartis AG, Adaptimmune Therapeutics plc, Agilent Technologies Inc., Boehringer Ingelheim GmbH, Esai Co.,
Ltd., , Mark, PharmaMar SA, Johnson & Johnson, Taiho Pharmaceuticals as well as other companies commercializing chemotherapy regimens approved in soft-tissue sarcoma. Our competitors also include companies developing therapies in the field of sarcoma including Ratio Therapeutics Inc., PTC Therapeutics, Polaris Pharmaceuticals, BioAtla. Eli Lilly and
Company Ltd, Advenchen Laboratories LLC, Intensity Therapeutics Inc, Sun Pharmaceutical Industries Ltd, Exelixis Inc,
Y-mAbs Therapeutics Inc, QBiotics Group Limited, Apollomics Inc, Pyxis Oncology, AADi Bioscience Inc, Moleculin
Biotech Inc, Cornerstone Pharmaceuticals Inc, Shasqi Inc, Noxopharm Limited, NANO MRNA Co Ltd, Avacta Group plc,
Iovance Biotherapeutics Inc, Foghorn Therapeutics Inc., OncoTherapy Science Inc. and Syena.
For TLX250-Tx (177Lu-DOTA-girentuximab), our main competitors include ITM Isotope Technologies Munich SE, Precision
Molecular, Inc., Norroy Biosciences Co. Ltd., PeptiDream Inc, Bristol Myers Squibb Company and Bayer AG. Our
competitors will also include companies developing other modalities to image renal cell carcinoma and carbonic anhydrase IX.
For TLX101-Tx (iodofalan 131I), our main competitors include ITM Isotope Technologies Munich SE, Molecular Targeting
Technologies, Inc. ("MTTI"), Novartis AG, Radiopharm Theranostics Limited, Plus Therapeutics, Inc., Ariceum
Therapeutics GmbH, Boston Scientific Corporation, and Cellectar Biosciences, Inc. Our competitors will also include companies developing other modalities to treat brain cancer.
For TLX090-Tx (153Sm-DOTMP), our main competitors include commercially available compounds that relieve pain from osteoblastic bone metastases, including Novartis AG, Bayer AG, Pfizer Inc., Purdue Pharma L.P., Roxane Laboratories,
Inc., Johnson & Johnson, Mallinckrodt Inc., Endo Pharmaceuticals Holdings Inc., Mylan Laboratories Inc., Noven
Pharmaceuticals, Inc., Aveva Group PLC, Sandoz Group AG, Ranbaxy Laboratories Ltd., Amneal Pharmaceuticals LLC,
Hoffmann-La Roche AG, Apotex Inc, Orchid Healthcare LTD, Grünenthal GmbH, as well as other companies commercializing or developing other palliative agents for osteoblastic bone metastases.
We are currently focused on developing and commercializing our Commercial Products and our product candidates for the diagnosis and treatment of cancer and there are a variety of commercially available imaging and therapeutic products marketed for cancer. In many cases, cancer imaging products and therapeutics are administered in combination to enhance efficacy. Some of these products are branded and subject to patent protection, and others are available on a generic basis or prepared under the practice of pharmacy or pharmacy compounding exemptions in certain jurisdictions.
Many of these products are well-established and are widely accepted by physicians, patients and third-party payors.
Insurers and other third-party payors may also encourage the use of generic diagnostics and therapeutics. Our
Commercial Products are, and any candidate for which we obtain marketing authorization will likely be, priced at a significant premium over competitive generic products, also known as “home-brew” or “compounded” non-cGMP products, which may make it difficult for us to achieve our business strategy of using our products in combination with existing products or replacing existing products with our products, particularly if clinical differentiation or innovation contribution is more limited compared to currently available products.
Further, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are or are perceived to be more effective, safer, more tolerable, more convenient and/or less costly than any of our currently approved products or product candidates which receive marketing authorization or that would render our products obsolete or non-competitive. Our competitors may also obtain regulatory approval from the FDA or other regulatory authorities for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a stronger market position before we are able to enter the market or preventing us from entering into a particular indication at all.
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
We may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, of our Commercial Products and any product candidates for which we obtain regulatory approval, including Illuccix and Gozellix, in which case we may not generate significant revenues or remain profitable.
We may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success of our Commercial Products and any product candidates for which we obtain regulatory approval. Oncologists may be reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their oncologists recommend switching products or they are required to switch therapies due to lack of coverage and reimbursement for existing therapies.
Efforts to drive adoption within the medical community and third-party payors based on the benefits of our products and product candidates require significant resources and may not be successful. The success of our Commercial Products and our current or future product candidates, if approved, whether alone or in collaboration with third parties, including achieving and maintaining an adequate level of market adoption, depends on several factors, including:
•our ability to successfully launch and achieve broad adoption of our Commercial Products or any other product for which we obtain approval, or any future indications for which our Commercial Products may be approved;
•the competitive landscape for our Commercial Products and our product candidates, including the timing of new competing products entering the market and the level and speed at which these products achieve market acceptance;
•actual or perceived advantages or disadvantages of our Commercial Products or any product candidates for which we obtain approval as compared to alternative treatments, including their respective safety, tolerability and efficacy profiles, the potential convenience and ease of administration, access or cost effectiveness;
•the effectiveness of our sales, marketing, manufacturing and distribution strategies and operations;
•the consistency of any new data we collect and analyses we conduct with prior results; whether they support a favorable safety, efficacy and effectiveness profile of our Commercial Products; and any potential impact on our
FDA or any foreign regulatory approvals and/or labeling for our Commercial Products;
•our ability to comply with the FDA’s and comparable foreign regulatory authorities’ post-marketing requirements and commitments, including through successfully conducting, on a timely basis, additional studies that confirm clinical efficacy, effectiveness and safety of our Commercial Products (or any product candidates for which we obtain approval and are required to conduct such studies) and acceptance of the same by the FDA or similar foreign regulatory authorities;
•acceptance of current indications of our Commercial Products and future indications of our Commercial Products and other product candidates, if approved, by patients, the medical community and third-party payors;
•obtaining and maintaining coverage, adequate pricing and reimbursement by third-party payors, including government payors, for our Commercial Products and our product candidates, if approved;

•the willingness of patients to pay out-of-pocket in the absence of third-party coverage or as co-pay amounts under third-party coverage;
•our ability to enforce intellectual property rights in and to our products to prohibit a third-party from marketing a competing product and our ability to avoid third-party post-grant patent proceeding or intellectual property infringement claims;
•current and future restrictions or limitations on our approved or future indications and patient populations or other adverse regulatory actions;
•the performance of our manufacturers, license partners, distributors, providers and other business partners, over which we have limited control;
•any significant mis-estimations of the size of the market and market potential for any of our Commercial Products or our product candidates;
•establishing and maintaining commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies, based, in part, on their perception of our clinical trial data and/or the actual or perceived safety, tolerability and effectiveness profile;
•maintaining an acceptable safety and tolerability profile of our Commercial Products or any of our product candidates for which we obtain approval, including the prevalence and severity of any adverse events;
•the ability to offer our Commercial Products or any product candidates for which we obtain approval for sale at competitive prices;
•adverse publicity about our Commercial Products or favorable publicity about competitive products; and
•our ability to maintain compliance with existing and new health care laws and regulations, including government pricing, price reporting and other disclosure requirements related to such laws and regulations, and the potential impact of such laws and regulations on physician prescribing practices and payor coverage.
If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our Commercial Products or our product candidates, if approved, which would materially harm our business.
If we are unable to maintain or expand our sales, marketing and distribution capabilities, we may not be successful in commercializing our Commercial Products or any of our product candidates, if approved.
We have built a commercial infrastructure in Australia, New Zealand, the U.S., Brazil, Canada and Europe for our
Commercial Products. Prior to building this infrastructure, we did not previously have any experience in the sales, marketing or distribution of pharmaceutical products. If any of our product candidates are approved, we may need to evolve our sales, marketing and distribution capabilities and we may not be able to do so successfully or on a timely basis. In the future, we may choose to expand our sales, marketing and distribution infrastructure to market or co-
promote one or more of our product candidates, if and when they are approved, or enter into collaborations with respect to the sale, marketing and distribution of our product candidates. We are working with existing and may in the future work with additional partners to develop the commercial infrastructure to support the sale of our Commercial Products in other jurisdictions.
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
Factors that may inhibit our efforts to successfully commercialize our Commercial Products or any of our product candidates, if approved, on our own include:
•our inability to recruit, train and retain adequate numbers of effective sales, market access, market analytics, operations and marketing personnel;
•the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe current or future products;

•the lack of complementary products, which may put us at a competitive disadvantage relative to companies with more extensive product lines;
•unforeseen costs and expenses associated with creating an independent sales, marketing and distribution organization;
•our inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies;
•our ability to supply, manufacture and deliver sufficient inventory of our products for commercial sale on a timely basis; and
•existing or new competitors taking share from our Commercial Products or any other product candidate for which we obtain approval in the future, or preventing our Commercial Products or any such product from gaining share in its approved indications.
The commercial success of our Commercial Products and our product candidates, if approved, will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, key opinion leaders, patients, healthcare payors and others in the medical community.
Adverse events in clinical trials of our product candidates, or in clinical trials or other studies conducted by others involving similar products, which may include the same radioisotopes as our Commercial Products and/or our product candidates, and the resulting negative publicity, as well as any other adverse events in the field of radiopharmaceuticals that may occur in the future, could result in a decrease in demand for our Commercial Products or any future product candidates that we may develop and for which we obtain regulatory approval. If public perception is influenced by claims that radiopharmaceuticals or specific therapies within radiopharmaceuticals are unsafe, our Commercial Products or any product candidates for which we obtain regulatory approval may not be accepted by the general public or the medical community.
In particular, the commercial success of our Commercial Products and our product candidates, if approved, will depend upon, among other things, these products gaining and maintaining acceptance by physicians, key opinion leaders, patients, third-party payors, and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If our Commercial Products or any of our product candidates, once approved, do not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or be able to successfully commercialize it. The degree of market acceptance of our Commercial Products or our product candidates, if approved, will depend on a number of factors, including:
•our ability to provide acceptable evidence of safety and efficacy;
•the prevalence and severity of any adverse events in general, and differentiation relative to other treatments;
•limitations or warnings contained in the labeling approved by the FDA;
•the size of the target patient population;
•advertising concerning our products or competing products and treatments;
•availability, relative cost and relative efficacy of alternative and competing treatments;
•the ability to offer our products for sale at competitive prices;
•the relative convenience and ease of administration of our Commercial Products and product candidates, if approved, which may require coordination amongst multiple physicians across disciplines for administration;
•the willingness of the target patient population to try new products and of physicians to prescribe these products;
•strength of marketing and distribution support;
•publicity for our Commercial Products and competing products and treatments;
•the existence of distribution and/or use restrictions, such as through a REMS;
•the availability of third-party payor coverage and adequate reimbursement;
•the timing of any marketing approval in relation to other product approvals;
•support from patient advocacy groups;
•any restrictions on the use of our products together with other medications; and

•the sufficiency of coverage or reimbursement by third parties.
Manufacturing of radiopharmaceuticals is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our Commercial Products or any of our product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.
Manufacturing of radiopharmaceuticals is complex, highly regulated and must comply with cGMPs and similar foreign requirements. While we have manufacturing capabilities of our own, we also rely on third parties, such as contract manufacturing organizations ("CMOs"), for the manufacture of our Commercial Products and our product candidates. If we are unable to obtain or maintain arrangements with CMOs, or to do so on commercially reasonable terms, we may not be able to commercialize our Commercial Products or develop our product candidates successfully. Our third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs on a timely basis or at all, and may incorporate their own proprietary processes into our product candidate manufacturing processes. We have limited control and oversight of a third-party’s proprietary process, and a third-party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, either of which could significantly increase the cost of and significantly delay the manufacture of our Commercial Products or any of our product candidates.
Additionally, as we expect the market for our Commercial Products and PSMA-PET imaging to expand and our product candidates to progress through preclinical studies and clinical trials towards potential approval and commercialization, it is possible that various aspects of manufacturing will be altered in an effort to optimize processes and results. Such changes may require new submissions to and approval from regulators, which may further delay the timeframes under which modified manufacturing processes can be used for our Commercial Products or any of our product candidates, and additional bridging studies or trials may be required. Any such delay could harm our business, financial condition, results of operations and prospects.
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
As a radiopharmaceutical company, our Commercial Products and our product candidates are prepared for patient administration using radioisotopes. Gallium-68 (68Ga) is a necessary component isotope for radiopharmacies to radiolabel our Commercial Products for patient administration and is sourced by a radiopharmacy directly. Other important isotopes applicable to our current pipeline of diagnostic and therapeutic product candidates include zirconium-89 (89Zr), lutetium-177 (177Lu), yttrium-90 (90Y), fluorine-18 (18F), iodine-131 (131I), technetium-99m or (99mTc), actinium-225 (225Ac), astatine-211 (211At), and Samarium-153 (153Sm). We procure these isotopes from suppliers based predominantly in
Canada or Europe. Global isotope supply chains, including obtaining precursor or raw materials necessary to produce many of the synthetic radioisotopes used in nuclear medicine, are commonly sourced from countries such as Russia,
Brazil, South Africa and Türkiye that may, from time-to-time, be subject to instability, unrest, protests, intergovernmental conflicts and various international trade or monetary sanctions. Where isotopes or raw materials are procured under various medical or humanitarian exemptions, including countries that may, from time-to-time, be subject to instability, unrest, protests, intergovernmental conflicts and various international trade or monetary sanctions, those exemptions may be repealed or altered in a way that is detrimental to our ability to operate our business.
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
Radioisotopes or radioactive raw materials may only be available from a limited number of countries, including Russia,
Brazil, Türkiye or South Africa. Our isotope suppliers obtain the radioactive materials from source material countries in accordance with applicable laws and export regulations, usually under medical exemption, and then use the raw materials to manufacture the radioisotopes for onward clinical sale and commercial sale to third parties, including governments, hospitals and pharmaceutical companies. We and our suppliers are exposed to a number of environmental and geopolitical risks beyond radioactive raw material availability, including restrictions on trade of certain items with
Russia, and other unforeseen geopolitical factors that limit our ability to access our supply of raw material. The ongoing war in Ukraine and subsequent economic sanctions imposed on Russia, including by the U.S., may impact our ability to procure supply of necessary isotopes and may impact our product development timelines. For example, while our current suppliers are not currently designated on any export or sanctions-related restricted party lists maintained by the U.S.
government, there is no guarantee our suppliers (or their third-party suppliers of raw materials) will not be designated on such lists in the future. In addition, our dependence on international radioisotope suppliers is increased in the near term because the U.S. Department of Energy restricts usage for certain isotopes for clinical development outside the U.S., and therefore, we must rely on our suppliers for our international operations. To date, the ongoing war in Ukraine has not materially impacted the development of any of our product candidates, nor has it materially impacted the price at which we are able to purchase isotopes. Although we do not expect to encounter additional delays from our suppliers based on the ongoing war in the Ukraine, we may experience delays in the future, and any such delay could have an adverse material impact on our development plans and business. We expect to continue to monitor and adapt our development plans as necessary in response to environmental and geopolitical risks. Any difficulty that our suppliers have in procuring raw materials may also magnify the impact of other risks described in this Annual Report.
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
business.
Even if we are able to effectively commercialize our Commercial Products or any product candidates for which we obtain approval, the products may not receive coverage or may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, all of which would harm our business.
The legislation and regulations that govern regulatory approvals, pricing, coverage and reimbursement for new imaging and therapy products vary widely from country to country. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to pricing or reimbursement regulations that delay the commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from product sales in that country. In the U.S. and most other major markets internationally, approval and reimbursement decisions are not linked directly, but there is increasing scrutiny from the Congress, government or regulatory authorities, payors, patient organizations of the pricing or reimbursement of pharmaceutical products. Adverse pricing or reimbursement limitations may also hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain regulatory approval.
Our ability to successfully commercialize our Commercial Products and any other products that we may develop or acquire will depend, in part, on the extent to which satisfactory pricing, coverage and reimbursement for these products is available from government payors, private health insurers and other organizations. Government authorities and third-
party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Obtaining and maintaining adequate coverage and reimbursement for our
Commercial Products and any of our product candidates, if approved, may be difficult. Moreover, the process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product.
Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for our products. Even with payor coverage, patients may be unwilling or unable to pay the copay required and may choose not to take or use our products.
A primary trend in the healthcare industry in the U.S. and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products.
Third-party payors may also seek, with respect to an approved product, additional clinical evidence that goes beyond the data required to obtain regulatory approval. They may require such evidence to demonstrate clinical benefits and value in specific patient populations or they may call for costly pharmaceutical studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies before covering our products. Accordingly, we cannot be sure that reimbursement will be or will continue to be available for our Commercial Products and any product that we commercialize in the future and, if reimbursement is available, we cannot be sure as to the level of reimbursement and whether it will be adequate. Coverage and reimbursement may impact the demand for or the price of our Commercial Products or any product candidate for which we obtain regulatory approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our Commercial Products or any other approved products.
There may be significant delays in obtaining reimbursement for newly approved products, and coverage may be more limited than the indications for which the product is approved by the FDA or comparable foreign regulatory authorities.
Moreover, eligibility for reimbursement does not imply that our Commercial Products or any product candidate for which we obtain approval will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the U.S. Third-party payors in the U.S. often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize our products and our overall financial condition.
Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of our Commercial Products or any other products or product candidates that we may develop or acquire.
We face an inherent risk of product liability exposure related to our commercialization of our Commercial Products and the testing of our product candidates in human clinical trials as the administration of our products to humans may expose us to liability claims, whether or not our products are actually at fault for causing any harm or injury. As our Commercial
Products are used over longer periods of time by a wider group of patients taking numerous other medicines or by patients with additional underlying conditions, the likelihood of adverse product reactions or unintended adverse events, including death, may increase. For example, we may be sued if any of our Commercial Products or product candidates we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against claims that our products or product candidates caused injuries, we will incur substantial liabilities or may be required to limit commercialization of our Commercial Products and product candidates, if approved. Regardless of merit or eventual outcome, liability claims may result in:
•decreased demand for our Commercial Products and any other products that we may develop or acquire;
•injury to our reputation and significant negative media attention;
•loss of critical partners and/or partnership agreements;
•withdrawal of clinical trial participants;
•initiation of investigations by regulators;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•significant costs to defend the related litigation;
•substantial monetary awards to trial participants or patients;
•loss of revenue;
•reduced resources of our management to pursue our business strategy; and
•the inability to successfully commercialize our Commercial Products and any other products that we may develop or acquire.
We currently hold clinical trial liability insurance of up to US$20 million per occurrence in the aggregate and general product liability insurance coverage in the amount of US$20 million in the aggregate, but that coverage may not be adequate to cover any and all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We may be subject to securities class action litigation or other shareholder litigation, which could result in substantial costs and divert management's attention and resources.
Companies that have experienced volatility in the market price of their securities have frequently been subject to securities class action litigation or other shareholder derivative actions. We may become the target of this type of litigation in the future, particularly if we experience significant stock price volatility or declines, announce material restatements of financial results, fail to meet earnings expectations, or disclose material weaknesses in our internal controls, such as we have disclosed in our management report on internal control over financial reporting. Additionally, public companies are increasingly subject to litigation related to corporate governance matters, executive compensation, environmental, social and governance ("ESG") disclosures, and other matters that may give rise to shareholder claims or derivative actions.
Securities litigation and shareholder derivative actions, regardless of their outcome or merit, can result in substantial costs, including significant legal fees and expenses, damages, and settlement amounts. Such litigation may also divert management's attention and resources away from business operations, which could adversely affect our ability to execute on our strategic initiatives. The defense or settlement of any such litigation could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Furthermore, any adverse judgment or settlement in connection with shareholder litigation could result in negative publicity and reputational harm, which may further impact our stock price and ability to attract and retain key personnel.
The outcome of complex legal proceedings is inherently unpredictable and subject to significant uncertainties, and we may not be able to accurately estimate potential liabilities associated with any pending or threatened litigation.
Our directors' and officers' liability insurance may not cover all potential claims or may not be adequate to indemnify us for all liability that may be imposed. Any future claims could also make it more difficult and expensive to obtain adequate insurance coverage
Risks Related to Regulatory Matters
Even if we complete the necessary preclinical studies and clinical trials for our product candidates, the regulatory approval process is expensive, time-consuming and uncertain and we or they may not receive approvals for the commercialization of some or all of our product candidates in a timely manner, or at all.
Our long-term success and ability to sustain and grow revenue depends on our ability to continue to successfully develop our product candidates and obtain regulatory approval to market our products both in and outside of the U.S. In order to market and sell our products in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The FDA and comparable foreign regulatory authorities, whose laws and regulations may differ from country to country, impose substantial requirements on the development of product candidates to become eligible for marketing approval, have substantial discretion in the process, and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical studies, clinical trials or other studies and testing. The time required to obtain approval outside of the U.S. may differ substantially from that required to obtain FDA approval. For example, in many countries outside of the
U.S., it is required that the drug also be approved for reimbursement before the drug can be sold in that country.
Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.
In addition, the FDA and foreign regulatory authorities retain broad discretion in evaluating the results of our clinical trials and in determining whether the results demonstrate that any product candidate is safe and effective. If we are required to conduct additional clinical trials of our Commercial Products prior to approval of any additional investigational indications we are developing them for, or of any product candidates prior to approval, we may need substantial additional funds, and there is no assurance that the results of any such additional clinical trials will be sufficient for approval.
The process of obtaining marketing approvals, both in the U.S. and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information, including manufacturing information, to regulatory authorities for each indication to establish the product candidate’s safety and efficacy.
In addition, changes in or the enactment of additional statutes, promulgation of regulations or issuance of guidance during preclinical or clinical development, or comparable changes in the regulatory review process for each submitted product application, may cause delays in the approval or rejection of an application. For example, in December 2022, with the passage of Food and Drug Omnibus Reform Act ("FDORA"), Congress required sponsors to develop and submit a Diversity Action Plan ("DAP"), for each Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA regulated products. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of DAPs are specified in FDA guidance. On January 27, 2025, in response to an Executive Order issued by President Trump on
January 21, 2025, on Diversity, Equity and Inclusion programs, the FDA removed this draft guidance from its website.
This action raises questions about the applicability of statutory obligations to submit DAPs and the agency’s current thinking on best practices for clinical development.
Further, on January 31, 2022, the new Clinical Trials Regulation (EU) No 536/2014 became applicable in the European
Union and replaced the prior Clinical Trials Directive 2001/20/EC. The new regulation aims at simplifying and streamlining the authorization, conduct and transparency of clinical trials in the European Union. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial to be conducted in more than one EU Member
State will only be required to submit a single application for approval. The submission will be made through the Clinical
Trials Information System, a new clinical trials portal overseen by the European Medicines Agency ("EMA"), and available to clinical trial sponsors, competent authorities of the EU Member States and the public. We have not previously secured authorization to conduct clinical studies in the European Union pursuant to this new regulation and, accordingly, there is a risk that we may be delayed in commencing such studies.
The FDA or other regulatory authorities may determine that (i) our product candidates are not safe and effective, are only moderately effective or have undesirable or unintended adverse events, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use; (ii) the dose used in a clinical trial has not been optimized and require us to conduct additional dose optimization studies; or (iii) the comparator arm in a trial is no longer the appropriate comparator due to the evolution of the competitive landscape or subsequent data of the comparator product, even if the FDA or other regulatory authority had previously approved the trial design, and we may be required to amend the trial or we may not receive approval of the indication.
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
Further, under the Pediatric Research Equity Act ("PREA"), an NDA, BLA or supplement to an NDA or BLA for certain drugs and biological products must contain data to assess the safety and effectiveness of the drug or biological product in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor receives a deferral or waiver from the FDA. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The applicable legislation in the European Union also requires sponsors to either conduct clinical trials in a pediatric population in accordance with a Pediatric Investigation Plan approved by the Pediatric Committee of the EMA, or to obtain a waiver or deferral from the conduct of these studies by this Committee. For any of our product candidates for which we are seeking regulatory approval in the U.S. or the European Union, we cannot guarantee that we will be able to obtain a waiver or alternatively complete any required studies and other requirements in a timely manner, or at all, which could result in associated reputational harm and subject us to enforcement action.
In addition, we could be adversely affected by several significant administrative law cases decided by the U.S. Supreme
Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural
Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The U.S. Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as the FDA acted within its statutory authority under the Administrative Procedure Act ("APA").
Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. Another decision, Securities and Exchange Commission v. Jarkesy, overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and Centers for Medicare & Medicaid Services ("CMS"), that we rely
on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact our business and operations.
Finally, with the change in presidential administrations in 2025, there is substantial uncertainty as to how, reductions in force, changes in leadership, and modifications or revisions to the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates will impact our business and operations. The uncertainty could present new challenges or potential opportunities as we navigate the clinical development and approval process for our product candidates.

The approval of our product candidates for commercial sale could also be delayed, limited or denied or we may be required to conduct additional studies for a number of reasons, including, but not limited to, the following:
•regulatory authorities may determine that our product candidates do not demonstrate safety and effectiveness in accordance with regulatory agency standards based on a number of considerations, including adverse events that are reported during clinical trials;
•regulatory authorities could analyze and/or interpret data from clinical trials and preclinical testing in different ways than we interpret them and determine that our data is insufficient for approval;
•regulatory authorities may require more information, including additional preclinical or clinical data or the conduct of new trials, to support approval;
•regulatory authorities could determine that our manufacturing processes are not properly designed, are not conducted in accordance with federal or other laws or otherwise not properly managed, and we may be unable to obtain regulatory approval for a commercially viable manufacturing process for our product candidates in a timely manner, or at all;
•the supply or quality of our product candidates for our clinical trials may be insufficient, inadequate or delayed;
•the size of the patient population required to establish the efficacy of our product candidates to the satisfaction of regulatory agencies may be larger than we or they anticipated;
•our failure or the failure of clinical sites, and the records kept at the respective locations, including records containing clinical trial data, to be in compliance with the FDA’s GCP, requirements or comparable regulations outside of the U.S.;
•regulatory authorities may change their approval policies or adopt new regulations;
•regulatory authorities may not be able to undertake reviews of our marketing applications, conduct applicable inspections or proceed through their approval processes in a timely manner;
•the results of our earlier clinical trials may not be representative of our future, larger trials;
•regulatory authorities may not agree with our regulatory approval strategies or components of our or their regulatory filings, such as the design or implementation of the relevant clinical trials; or
•a product may not be approved for the indications that we request or may be limited or subject to restrictions or post-approval commitments that render the approved drug not commercially viable.
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
The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the U.S.
generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the U.S., a product must be approved for reimbursement before the product can be approved for sale in that country. We or our collaborators may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.
Additionally, we could face heightened risks with respect to obtaining marketing authorization in the United Kingdom as a result of the withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. The United
Kingdom is no longer part of the European Single Market and EU Customs Union. As of January 1, 2025, the Medicines
and Healthcare Products Regulatory Agency ("MHRA"), is responsible for approving all medicinal products destined for the United Kingdom market (i.e., Great Britain and Northern Ireland). At the same time, a new international recognition procedure ("IRP"), will apply, which intends to facilitate approval of pharmaceutical products in the United Kingdom. The
IRP is open to applicants that have already received an authorization for the same product from one of the MHRA’s specified Reference Regulators ("RRs"). The RRs notably include EMA and regulators in the EU/European Economic Area
("EEA") member states for approvals in the EU centralized procedure and mutual recognition procedure as well as the

FDA (for product approvals granted in the U.S.). However, the concrete functioning of the IRP is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals may force us or our collaborators to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.
In addition, foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the
Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European
Commission’s proposal for revision of several legislative instruments related to medicinal products was published on April
26, 2023. In December 2025, the Council of the European Union and the European Parliament reached provisional agreement on a comprehensive overhaul of the EU legislative framework for pharmaceuticals.  There are a number of significant changes, including a potential reduction in regulatory data protection, a streamlining of the regulatory approval process potentially allowing products to reach the market in a shorter period of time, and introduction of shortage prevention plans. The agreement still requires formal approval and adoption. If adopted, there will be a transitional period (between 18-36 months) for implementation. The revisions may have a significant impact on the pharmaceutical industry in general and our business in the long term.
We expect that we will be subject to additional risks in commercializing any of our product candidates that receive marketing approval outside the U.S., including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
and workforce uncertainty in countries where labor unrest is more common than in the U.S. In addition, we have limited experience commercializing products outside of the U.S. and such efforts may depend on our ability to find a suitable collaborator.
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
In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-
conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-
consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.
Conducting clinical trials outside the U.S. also exposes us to additional risks, including risks associated with:
•additional foreign regulatory requirements;
•foreign exchange fluctuations;
•compliance with foreign manufacturing, customs, shipment and storage requirements;
•cultural differences in medical practice and clinical research;
•diminished protection of intellectual property in some countries; and
•interruptions or delays in our trials resulting from geopolitical events, such as tariffs, other trade restrictions, armed conflict, or political instability.
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

We are developing artificial intelligence ("AI") and surgical assistance offerings that may be subject to regulation as medical devices in the U.S. and other jurisdictions. We have not yet utilized our AI platform in the development of our
Commercial Products or product candidates. To date, we have not had any discussion with the FDA or other regulatory authorities or notified bodies regarding the regulatory pathways required to market these technologies. The FDA or similar regulatory agencies may subject these offerings to medical device requirements, including premarket review, lengthier or more rigorous processes than we expected that may include the performance of one or more clinical trials.
Efforts to achieve requisite governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-
efficient manner. Any delay or failure to obtain necessary regulatory clearances, approvals or certifications could have a material negative impact on our ability to generate revenues.
The FDA categorizes medical devices into one of three classes - Class I, II, or III - based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation ("QSR") facility registration and product listing, reporting of adverse medical events or certain malfunctions, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Special controls are established by the FDA for a specific device type and often include specific labeling provisions, performance metrics, and other types of controls that mitigate risks of the device.
Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a premarket approval application ("PMA").
In the U.S., before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food Drug and Cosmetic Act
("FDCA") marketing authorization under the de novo classification pathway, or approval of a PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-
amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-
classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. FDA then determines whether the device is as safe and effective as the predicate device by reviewing the scientific methods used to evaluate differences in technological characteristics and performance data. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.
If no legally marketed predicate can be identified for a new device to enable use of the 510(k) pathway, the device is automatically classified as Class III, which generally requires PMA approval. This results in some low to moderate risk devices being classified unnecessarily as Class III. To address this, FDA regulations include a pathway to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure and pathway. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. The FDA can also reclassify a product from Class III to
Class I or II. If the data and information provided to the FDA in support of a de novo request demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, and the probable benefits of the device outweigh the probable risks, then the FDA will grant the de novo request authorizing marketing of the product subject to the specified controls. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.
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
•our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory authority or notified body that our product candidates are safe or effective for their intended uses or are substantially equivalent to a predicate device;
•the disagreement of the FDA or the applicable foreign regulatory authority with the design or implementation of our clinical studies or the interpretation of data from pre-clinical studies or clinical studies;
•serious and unexpected adverse events experienced by participants in our clinical studies;
•the data from our pre-clinical studies and clinical studies may be insufficient to support clearance, approval or certification where required;
•our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
•the manufacturing process or facilities we use may not meet applicable requirements; and
•the potential for approval policies or regulations of the FDA or applicable foreign regulatory authorities to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.
Subject to the transitional provisions and in order to sell our products in EU member states, our products must also comply with the general safety and performance requirements of the EU Medical Devices Regulation, which repeals and replaces the Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the
European Conformity ("CE") mark to our products, without which they cannot be sold or marketed in the European Union.
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
Our Commercial Products and any of our product candidates for which we obtain marketing approval in the future are subject to post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products following approval.
Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. Our Commercial Products and any of our product candidates for which we obtain marketing clearance or approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA and other U.S. and foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and related compliance requirements such as price reporting, transparency reporting and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing authorization is granted, it may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including in the case of drug or biological products, the requirement to implement a REMS, which could include requirements for a restricted distribution system.
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
•refuse to approve pending applications or supplements to approved applications;
•require us to change the way a product is distributed, conduct additional clinical trials, change the labeling of a product or require us to conduct additional post-marketing studies or surveillance;
•restrict our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
•require additional warnings on the product label, such as a “black box” warning, precaution or a contraindication;
•impose restrictions on the products, manufacturers or manufacturing process;
•require warning or untitled letters;
•seek injunctions or civil or criminal penalties;
•suspend or withdraw regulatory approvals;
•seize or detain products or implement import bans;
•impose voluntary or mandatory product recalls and publicity requirements;
•totally or partially suspend production; and
•impose restrictions on operations, including costly new manufacturing requirements.
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
In connection with our Commercial Products and assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, our ability to market any future products could be limited, which could adversely affect our ability to sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of products inconsistent with approved labeling. If we are found or alleged to have improperly promoted a product, we may become subject to significant liability.
The FDA and other U.S. or foreign agencies, including the U.S. Department of Justice ("DOJ") closely regulate and monitor the post-approval marketing and promotion of drugs and biological products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use, and if we communicate about any of our product candidates for which we, or they, receive marketing approval in a way that regulators assert goes beyond their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Alleged violations of the FDCA or other statutes, including the False Claims Act ("FCA")
relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.
In September 2021, the FDA published a Final Rule which describes the types of evidence that the agency will consider in determining the intended use of a drug or biologic.
Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional scientific communications concerning their products in certain circumstances. For example, in January 2025, the FDA published final guidance outlining the agency’s non-binding policies governing the distribution of scientific information on unapproved uses to healthcare providers. This final guidance calls for such communications to be truthful, non-misleading, factual, and unbiased and include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use. In addition, under some relatively recent guidance from the FDA and the Pre-
Approval Information Exchange Act ("PIE Act") signed into law as part of the Consolidated Appropriations Act of 2023, companies may also promote information that is consistent with the prescribing information and proactively speak to formulary committee members of payors regarding data for an unapproved drug or unapproved uses of an approved drug. We may engage in these discussions and communicate with healthcare providers, payors and other constituencies in compliance with all applicable laws, regulatory guidance and industry best practices. We will need to carefully navigate the FDA’s various regulations, guidance and policies, along with recently enacted legislation, to ensure compliance with restrictions governing promotion of our Commercial Products.
In recent years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of
Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human
Services, the FDA, the Federal Trade Commission ("FTC") and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FDCA, the False Claims Act, the Prescription Drug Marketing Act and anti-kickback laws and other alleged violations in connection with the promotion of products for unapproved uses, pricing and
Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the False
Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim or caused a false claim to be submitted to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.
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
Similar to the U.S., pharmaceutical companies in the European Union, the United Kingdom, and Australia are generally prohibited from promoting drugs for any use that is not consistent with the product’s authorized uses. Doing so may result in regulatory enforcement action. While off‑label prescribing by clinicians is permitted as part of medical practice, the active promotion of off‑label uses by manufacturers is not.
In the European Union, promotion must be consistent with the approved marketing authorization. Promotion that suggests or encourages use of a medicine for an unapproved indication, in an unapproved patient population, or using an unapproved dose, route or regimen is treated as unlawful off‑label promotion. EU law distinguishes between the freedom of healthcare professionals to prescribe off‑label based on clinical judgment and the strict limits on companies’
promotional activities, which may not extend beyond the authorized product information. Limited scientific exchange -
such as publication of data in peer‑reviewed journals or responses to unsolicited requests from healthcare professionals
- may be acceptable, but only where it is clearly non‑promotional, balanced, and not designed to increase prescribing.
In the United Kingdom, post‑Brexit rules continue to mirror this approach. Advertising of medicines is regulated by the
Human Medicines Regulations, enforced by the MHRA, and supplemented by the self‑regulatory Association of the
British Pharmaceutical Industry ("ABPI") Code. Both require that promotional materials align with the product’s current labeling. Communications that directly or indirectly promote an unapproved indication or off‑label use breach these rules.
The MHRA and the Prescription Medicines Code of Practice Authority ("PMCPA"), which administers the ABPI Code, routinely treat off‑label promotion as a serious violation. As in the European Union, manufacturers may provide scientific, non‑promotional information—particularly in response to unsolicited, specific questions from healthcare professionals—
but must avoid any appearance of encouraging off‑label prescribing.
In Australia, the TGA, together with industry codes (such as the Medicines Australia Code of Conduct), prohibit advertising of unapproved medicines and unapproved indications. Any communication that constitutes “advertising” and promotes an off‑label use is not permitted, even if directed only to healthcare professionals. Promotional materials, detail aids, and speaker programs must therefore be confined to the indications, populations and regimens approved in the
Australian Register of Therapeutic Goods ("ARTG") entry and associated product information. As in the European Union and United Kingdom, companies may engage in limited scientific exchange, but this must be clearly separated from promotional activities and must not function as de facto marketing for off‑label uses.
We may seek certain designations for our product candidates in the U.S., including breakthrough therapy, fast track and priority review designations, and PRIME designation in the European Union, but we might not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process.
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
Further, even if we receive a designation, the receipt of such designation for a product candidate may not result in a faster development or regulatory review or approval process compared to product candidates considered for approval under conventional FDA procedures, and the designation does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualifies for these designations, the FDA may later decide that the product candidates no longer meet the conditions for qualification and rescind the designation or decide that the time period for
FDA review or approval will not be shortened.
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
We may submit an application for a Commissioner’s National Priority Voucher ("CNPV") from the FDA but there can be no assurance that we will receive a voucher and, if a voucher is received, we may not be able to comply with the requirements of the program.  It is also possible that a competitor may receive a voucher which could harm our competitive position in the marketplace.
In June 2025, the FDA announced the CNPV pilot program which was designed to accelerate the development and review of certain drugs and biologics that are aligned with U.S. national health priorities, such as addressing a U.S. public health crisis, developing more innovative cures for the American people, addressing a large unmet medical need, onshoring drug development and manufacturing to advance the health interests of Americans and strengthen U.S. supply chain resiliency, and increasing affordability.  The FDA has stated that voucher recipients will receive a decision with respect to an application on an accelerated basis, as well as enhanced communication with review staff throughout the review process. The FDA expects the CNPV program to accelerate the application review timeline from 10-12 months to
1-2 months by convening a multidisciplinary team of physicians and scientists for a team-based review, interacting frequently with the sponsor of the application to clarify questions, and completing review of the application concurrently.
The FDA retains full discretion to extend the review window if the data or application components submitted are insufficient or incomplete, if the results of the pivotal trial(s) are ambiguous, or if the review is particularly complex. The
FDA has indicated that the CNPV program does not change the FDA’s rigorous safety and efficacy standards for review and approval. In late 2025, FDA began issuing approvals for drugs with CNPVs within the 1-2 month review timeframe.
The CNPV program is new, limited in scope, and subject to evolving guidance, and available FDA resources. The FDA retains broad discretion to modify the criteria, processes, or benefits of the program and may rescind participation or alter timelines or the intended benefits at any time. Adding to the uncertainty, concerns have been raised regarding the legality of the CNPV program.
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
Under the Food, Drug, and Cosmetic Act ("FDCA"), and implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit. Prior to seeking such accelerated approval, we will continue to seek feedback from the FDA or comparable foreign regulatory agencies and otherwise evaluate our, or their, ability to seek and receive such accelerated approval.
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

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, meaning that the product is intended for a condition or disease with a patient population of fewer than 200,000 individuals annually in the U.S., or more than 200,000 individuals in the U.S. for which there is no reasonable expectation that the cost of developing and making available in the U.S. the drug or biologic will be recovered from sales in the U.S. for that drug or biologic. For example, we have received orphan drug designations from the FDA for
TLX101-Tx for the treatment of glioma, for TLX101-Px for the imaging of glioma and for TLX66-Tx as a conditioning treatment prior to hematopoietic stem cell transplant. TLX090-Tx has also been granted orphan drug designation by the
FDA for the treatment of osteosarcoma, and TLX102-Tx has been granted orphan drug designation for the treatment of multiple myeloma and malignant glioma. In addition, in the European Union, a medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-
threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. For example,
TLX101-Tx and TLX66-Tx have been granted orphan drug designation in Europe. Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that any product candidate that receives an orphan drug designation will receive marketing approval.
Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the disease or condition for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities, as applicable, from approving another marketing application for the same product for the same disease or condition for a prescribed time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if, at the end of the fifth year, a product no longer meets the criteria for Orphan Designation, in particular if the product is sufficiently profitable so that market exclusivity is no longer justified. Even if we obtain the designation and if, upon approval, we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same disease or condition. In addition, even after an orphan drug or biologic is approved, the FDA and comparable foreign regulatory authorities, such as the European
Commission, can subsequently approve the same product for the same condition if the FDA or such other authorities conclude that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA or comparable foreign regulatory authorities determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of the patients with the rare disease or condition.
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
We are developing certain product candidates for which we may seek FDA approval through the Section 505(b)(2)
regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984 ("the Hatch-Waxman Act")
added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an
NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval.
If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval.
If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. We could need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot guarantee  that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2)
regulatory pathway would likely result in new competitive products reaching the market more quickly than our product candidates, which would likely materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot guarantee that our product candidates will receive the requisite approvals for commercialization.
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
Disruptions at the FDA, the SEC and other government agencies, including from inadequate funding, government shut downs, reductions in force, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, if at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business. In addition, changes in FDA policies or regulations, resulting from the foregoing disruptions or otherwise, could adversely impact the development of our product candidates and, ultimately, our ability to receive approval for and commercialize them.
The ability of the FDA and comparable foreign regulatory authorities (or notified bodies) to review and approve or certify new products can be affected by a variety of factors, including government budget and funding levels, reductions in force, government shutdowns, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result.
Disruptions at the FDA, other agencies, and authorities (or notified bodies) may also slow the time necessary to meet with and receive agency feedback, review and/or approve our submissions, conduct inspections, issue regulatory guidance, or take other actions that facilitate the development, approval  and marketing of regulated products, which would adversely affect our business. Moreover, changes in FDA’s policies or regulations, whether as a result of personnel and budgetary constraints described above, changes in leadership or otherwise, could adversely impact the development of our product candidates and, ultimately, our ability to receive marketing authorization.  Decisions about the development of product candidates are often based on interactions with FDA and regulatory guidance provided by the agency following such interactions.  If FDA does not agree with our decisions resulting from such interactions and guidance or there are subsequent policy changes, review and approval of our product candidates may be delayed or not occur at all. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA, other agencies, and authorities (or notified bodies) may also slow the time necessary for new product candidates to be reviewed and/or approved (or certified) by necessary government agencies, foreign regulatory authorities (or notified bodies), which would adversely affect our business. For example, over the last several years the
U.S. government has shut down several times, including most recently in October and November 2025, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities.
In addition, disruptions may result from events similar to the COVID-19 pandemic. During the COVID-19 pandemic, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. In the event of a similar public health emergency in the future, the FDA may not be able to continue its current pace and review timelines could be extended. Regulatory authorities outside the U.S. facing similar circumstances may adopt similar restrictions or other policy measures in response to a similar public health emergency and may also experience delays in their regulatory activities.
If another prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Recently enacted and future legislation may increase the difficulty and cost for us to commercialize our or our collaborators' product candidates, if approved, and affect the prices we, or they, may obtain.
In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, restrict or regulate post-approval activities and affect our ability to profitably sell or commercialize our Commercial Products or any product candidate for which we, or our collaborators, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed.
Because our Commercial Products are generally reimbursed under Medicare Part B which covers drugs administered by healthcare providers in outpatient settings, changes to CMS coverage, packaging or bundling policies and site‑of‑service payment could directly affect utilization and net pricing. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the price that we, or any collaborators, may receive for any approved products. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed.
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education
Affordability Reconciliation Act (collectively "the ACA") was enacted. The ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B drug pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid
Drug Rebate Program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at CMS, an agency within the U.S. Department of Health and Human Services
("HHS") to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the
Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select
Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least US$1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect through 2032. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, with the passage of the Inflation
Reduction Act ("IRA") in August 2022, Congress authorized Medicare drug price negotiation for certain high‑expenditure, single‑source drugs and biologics (beginning with 10 Part D products in 2026 and increasing over time), imposed
Medicare Part B and Part D inflation rebates, and redesigned Part D to cap beneficiary out‑of‑pocket spending at
US$2,000 beginning in 2025.
In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing.
Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and
Medicaid, is in line with the prices paid in comparably developed nations. It is unclear how this policy will impact our business.
As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general.
These and other executive and legislative efforts may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our products or product candidates for which we may obtain regulatory approval or the frequency with which any such product is prescribed or used. For example, on March
11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory cap on the Medicaid drug rebate, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.
In the European Union, on December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment ("HTA")
amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it began to apply from January 2025 onwards and will have a phased implementation depending on the concerned products. The
Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.
We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria and new payment methodologies that govern our Commercial Products or any product candidate, if approved, and/or the level of reimbursement physicians receive for administering our Commercial Products or any other product candidate, if approved, we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from our Commercial Products or from product candidates for which we may obtain marketing approval and may affect our overall financial condition and ability to develop or commercialize product candidates.
The insurance coverage and reimbursement status of newly approved products is uncertain. Our Commercial
Products and product candidates, if approved, may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain coverage and adequate reimbursement for our Commercial Products or any product candidates for which we obtain approval could limit our ability to market those products and decrease our ability to generate revenue.
The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drugs and other medical products vary widely from country to country. In the U.S., healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in our Commercial
Products or product candidates, even if any product candidates we may develop obtain marketing approval.
Our ability to successfully commercialize our Commercial Products and product candidates, if approved, also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of our Commercial Products or product candidates, if approved, that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our Commercial Products and product candidates, if approved, will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our Commercial Products or product candidates, if approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the U.S. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products and product candidates. Accordingly, in markets outside the U.S., the reimbursement for products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenues and profits.
There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the U.S., the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payer to payer. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payer separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the U.S. and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent.
Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for our Commercial Products or any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, if approved, and our overall financial condition. Further, the number of uninsured individuals in the U.S. may increase, which may adversely affect our ability to commercialize our Commercial Products or any product candidates for which we receive marketing authorization, In the U.S., we have various programs to help patients afford our Commercial Products, including patient assistance programs and co-pay coupon programs for eligible patients.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Our inability to promptly obtain coverage and profitable reimbursement rates from third-party payors for our Commercial Products any product candidates that we develop and for which we obtain marketing authorization could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate for which we receive marketing authorization and that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product or product candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard-of-care drugs, including lower-priced generic versions of standard-of-care drugs. We expect to experience pricing pressures in connection with the sale of our Commercial Products and our product candidates, if approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.
The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Additionally, we may develop companion diagnostic tests for use with our therapeutic product candidates. We may be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved. Even if we obtain regulatory approval or clearance for such companion diagnostics, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and we cannot predict what effect any change to these methodologies would have on any product candidate or companion diagnostic for which we receive approval.
The prices of prescription pharmaceuticals in the U.S. and foreign jurisdictions are subject to considerable legislative and executive actions and could impact the prices we obtain for our products, if and when approved.
The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the U.S.. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.
In October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a Section 804
Importation Program ("SIP") to import certain prescription drugs from Canada into the U.S. Section 804 of the FDCA allows importation of prescription drugs from Canada to significantly reduce the cost of these drugs to the American consumer without imposing additional risk to public health and safety. Importation program proposals must be submitted to FDA for review and authorization. Several states have passed laws allowing for the importation of drugs from Canada.
Several states have passed legislation establishing workgroups to examine the impact of a state importation program. In
May 2025, FDA announced that it will offer individual states the opportunity to submit draft proposals for pre-review and obtain initial feedback from FDA prior to formally submitting their program proposal. States will have an opportunity to meet with FDA with the goal of reducing the burden on the states and to help them develop robust proposals. FDA is also working to assist states with options to streamline the required cost savings analysis, and to provide input regarding the information the states may rely on to estimate cost savings for American consumers.
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

On August 16, 2022, the IRA was enacted. The new legislation has implications for Medicare Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription drug coverage. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which began in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.
Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source drug and biologic products that do not have competing generics or biosimilars and are reimbursed under
Medicare Part B and Part D. CMS may negotiate prices for ten high-cost drugs paid for by Medicare Part D starting in
2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Further, the legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation. The legislation also requires manufacturers to pay rebates for drugs in Medicare
Part D whose price increases exceed inflation. The law also capped Medicare out-of-pocket drug costs at approximately
US$4,000 a year in 2024 and, thereafter beginning in 2025, at US$2,000 a year (indexed for inflation in subsequent years).
The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On
August 15, 2024, the HHS published the negotiated "maximum fair prices" for ten selected Part D drugs that treat a range of conditions, including diabetes, chronic kidney disease, and rheumatoid arthritis. The prices of these ten drugs became effective January 1, 2026. On January 17, 2025, CMS announced its selection of 15 additional drugs covered by Part D for the second cycle of negotiations. The negotiated prices for this second group of drugs will be effective on January 1,
2027. While there had been some questions about the Trump Administration’s position on this program, on September
30, 2025, CMS issued final guidance for the third negotiation cycle. On January 27, 2026, CMS announced its selection of 15 additional drugs (covered under either Part B or Part D) for the third cycle of negotiations. The negotiated prices for this third group will be effective on January 1, 2028. CMS also selected one previously negotiated drug for the program’s first renegotiations.
On June 6, 2023, Merck & Co. filed a lawsuit against the HHS and CMS asserting that, among other things, the IRA’s Drug
Price Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the
Constitution. Subsequently, a number of other parties, also filed lawsuits in various courts with similar constitutional claims against the HHS and CMS. As of October 2025, Merck’s action is pending motions for summary judgment, and the other lawsuits have been largely unsuccessful for plaintiffs. Multiple federal district courts have granted summary judgment in favor of the HHS, and several of these decisions have been affirmed by federal appellate courts.  For example, in 2025, the U.S. Court of Appeals for the Third Circuit rejected appeals from several manufacturers, including
AstraZeneca and Novartis, upholding the program’s constitutionality. The Second and Sixth Circuits have also affirmed dismissals of similar challenges. In September 2025, AstraZeneca filed a petition for writ of certiorari, asking the U.S.
Supreme Court to review the Third Circuit’s decision. Accordingly, while the IRA is actively being implemented, the pending appeal to the Supreme Court creates uncertainty regarding the program’s ultimate legal status. We cannot predict with certainty what impact any federal or state health reforms will have on us, but such changes could impose new or more stringent regulatory requirements on our activities or result in reduced reimbursement for our products, any of which could adversely affect our business, results of operations and financial condition.
In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing.
Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and
Medicaid, is in line with the prices paid in comparably developed nations. It is unclear how this policy will impact our business.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. This is increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payers are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval drugs have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our Commercial Products and our product candidates, if approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our
Commercial Products or our product candidates, if approved, or additional pricing pressures.

Finally, outside of the U.S., in some countries, including those of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, official list price country pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies.
These measures, as well as others adopted in the future, may result in additional downward pressure on the price that we receive for our Commercial Products or any of our product candidates, if approved. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from our Commercial Products or from product candidates that we may successfully develop and for which we, or they, may obtain marketing approval and may affect our overall financial condition and ability to develop or commercialize product candidates.
Our relationships with radiopharmacies, healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.
Healthcare professionals, including but not limited to physicians, nurses, medical directors, hospitals, pharmacies, pharmacy benefit managers, group purchasing organizations, wholesalers, insurers, and all individuals employed by such entities, which we refer to collectively as HCPs, may influence the recommendation and prescription of our Commercial
Products or any of our product candidates, if approved. Our arrangements with HCPs and others who have the ability to improperly influence the recommendation and prescription of our Commercial Products or any of our product candidates, if approved may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our
Commercial Products or any of our product candidates, if approved. Restrictions under applicable federal, state and foreign healthcare laws and regulations include the following:
•the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, arranging for or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•the FCA imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting or causing to be presented, to the federal government, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;
•the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-
Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the federal transparency requirements under the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies to report to the HHS, information related to payments and other transfers of value to physicians (as defined by statute), other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations;
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-
governmental third-party payors, including private insurers, and certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures; and
•international, federal or state laws, regulations, or rules that oversee the compounding, administration or distribution of radiopharmaceutical products by licensed pharmacists.
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
Uncertainty exists as new laws, regulations, judicial decisions, or new interpretations of existing laws, or regulations related to our calculations, price reporting or payments obligations increases the chances of a legal challenge, restatement or investigation. If we become subject to investigations, restatements, or other inquiries concerning our compliance with price reporting laws and regulations, we could be required to pay or be subject to additional reimbursements, penalties, sanctions or fines, which could have a material adverse effect on our business, financial condition and results of operations. In addition, it is possible that future healthcare reform measures could be adopted, which could result in increased pressure on pricing and reimbursement of our Commercial Products and any of our product candidates, if approved, and thus have an adverse impact on our financial position or business operations.
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
Our collaborators are also subject to similar requirements outside of the U.S. and thus the attendant risks and uncertainties. If our collaborators suffer material and adverse effects from such risks and uncertainties, our rights and benefits for our licensed products could be negatively impacted, which could have a material and adverse impact on our revenues.

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
We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personal information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the U.S., European Union, United
Kingdom, Australia, and other countries in which we may conduct business. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA, establish privacy and security standards that limit the use and disclosure of protected health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.
If we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. HHS's Office for Civil Rights ("OCR")
has been especially active in investigating and enforcing actual or alleged non-compliance with the HIPAA rules. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Some new state laws, such as the state of Washington's My
Health My Data Act, include a private right of action. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.
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
There are also increased restrictions at the federal level relating to transferring sensitive data outside of the U.S. to certain foreign countries. The Protecting Americans’ Data from Foreign Adversaries Act of 2024. This law creates certain restrictions for entities that disclose sensitive data (including potential health data) to countries such as China. Failure to comply with these rules can lead to a potential FTC enforcement action. Additionally, the Department of Justice recently finalized a rule which creates similar restrictions related to the transfer of sensitive U.S. data to countries such as China.
These data transfer restrictions (and others that may pass in the future) may create operational challenges and legal risks for our business.
States are also active in creating specific rules relating to the processing of personal information. In 2018, California passed into law the California Consumer Privacy Act ("CCPA"), which took effect on January 1, 2020 and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA’s requirements are similar to those found in the European Union's General Data Protection Regulation ("GDPR"), which is further described below, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, including use in marketing, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of “sales” of "sharing" of their personal information under certain circumstances. The CCPA contains significant penalties for companies that violate its requirements.
In November 2020, California voters passed a ballot initiative for the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023 and significantly expanded the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information.
The CPRA also created a new enforcement agency – the California Privacy Protection Agency or CPPA – the sole responsibility of which is to enforce the CPRA and other California privacy laws, which will further increase compliance risk. The CCPA also has rulemaking authority under the CCRA with recent regulations finalized for, among other things, cybersecurity audits, risk assessment, and use of automated decision-making technologies. The provisions in the CPRA may apply to some of our business activities. In addition to California, at least 19 other states have passed comprehensive privacy laws. These laws may impact our business activities if and to the extent applicable to our business, including our identification of research subjects, relationships with business partners, and ultimately the marketing and distribution of our Commercial Products and our product candidates, if approved.
Plaintiffs’ lawyers are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices. In particular, there have been a significant number of cases filed against companies for their use of pixels and other tracking technologies, chatbots, and session replay technologies.
These cases often allege violations of the California Invasion of Privacy Act and other state laws regulating wiretapping, as well as the federal Video Privacy Protection Act and Electronic Communications Protection Act. The rise in these types of lawsuits creates potential risk for our business. Additionally, privacy breach class actions under various U.S. state laws remain highly active which could result in potential litigation exposure in the event that we experience a privacy breach.
Similar to the laws in the U.S., there are significant privacy and data security laws that apply in Europe, the United
Kingdom, and other countries. The collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the EEA, and the processing of personal data that takes place in the EEA, is regulated by the GDPR, which went into effect in May 2018 and which imposes obligations on companies that operate in our industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the group of companies of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.
Certain privacy and data protection laws, including the GDPR, restrict the cross-border transfer of personal data from the original jurisdiction to countries that have not been found to offer "adequate protection" for personal data. Privacy advocates have successfully challenged prior compliance mechanisms, such as the EU-U.S. Privacy Shield, prompting ongoing concerns about the ability of companies to transfer personal data from the European Union to other countries.
In October 2022, President Biden signed an executive order to implement the EU-U.S. Data Privacy Framework, which serves as a replacement to the EU-U.S. Privacy Shield. An adequacy decision, adopted by the European Commission on
July 10, 2023 permits U.S. companies who self-certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism for data transfers from the European Union to the U.S. To date, the EU-U.S. Data Privacy Framework has withstood challenges from privacy advocates, including in a September 2025 decision by the European General
Court upholding the validity of the European Commission's 2023 adequacy decision in Latombe v. Commission. However, if any subsequent challenges are successful, they may not only impact the EU-U.S. Data Privacy Framework, but also further limit the viability of the standard contractual clauses and other data transfer mechanisms. The uncertainty around this issue has the potential to impact our business. Following the withdrawal of the United Kingdom from the European
Union, the United Kingdom Data Protection Act 2018 ("UK Data Protection Act") applies to the processing of personal data that takes place in the United Kingdom and includes parallel obligations to those set forth by GDPR. In relation to data transfers, both the United Kingdom and the European Union have determined, through separate “adequacy”
decisions, that data transfers between the two jurisdictions are in compliance with the UK Data Protection Act and the
GDPR, respectively. The United Kingdom and the U.S. have also agreed to a U.S.-UK “Data Bridge”, which functions similarly to the EU-U.S. Data Privacy Framework and provides an additional legal mechanism for companies to transfer data from the United Kingdom to the U.S.
Switzerland has also approved an adequacy decision in relation to the Swiss-U.S. Data Privacy Framework (which functions similarly to the EU-U.S. Data Privacy Framework and the U.S.-UK Data Bridge in relation to data transfers from
Switzerland to the U.S.). Any changes or updates to these developments have the potential to impact our business.
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
In Australia, we are subject to the Privacy Act 1988 (Cth) and the Australian Privacy Principles ("APPs"), which regulate the collection, use, disclosure, storage and security of personal information, including health information, which is treated as sensitive information subject to heightened protections. The Privacy Legislation Amendment (Enforcement and Other
Measures) Act 2022 significantly increased maximum penalties for serious or repeated interferences with privacy to the greater of A$50 million, three times the value of any benefit obtained from the breach, or 30% of adjusted turnover in the relevant period. We are also subject to the Notifiable Data Breaches scheme, which requires entities to notify affected individuals and the Office of the Australian Information Commissioner ("OAIC"), of eligible data breaches that are likely to result in serious harm. The Australian government has signaled further reforms to privacy legislation, including proposals to strengthen individual rights, expand the definition of personal information, and introduce a statutory tort for serious invasions of privacy. If enacted, such reforms could impose additional compliance obligations and increase our exposure to regulatory enforcement and private claims. Failure to comply with Australian privacy requirements could result in significant penalties, reputational harm, regulatory investigations and remedial orders, any of which could have a material adverse effect on our business, financial condition or results of operations.
While we continue to address the implications of the recent changes to data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued
legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose us to risk of enforcement actions taken by data protection authorities in the EEA and Australia and elsewhere and carries with it the potential for significant penalties if we are found to be non-compliant.
Similarly, failure to comply with federal and state laws in the U.S. regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.
If we fail to comply with environmental, health and safety laws and regulations, including those governing radiopharmaceutical products and radioactive materials, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
We are subject to numerous environmental, health and safety laws and radiation safety regulations, including those governing laboratory procedures and the handling, use, storage, treatment, transportation and disposal of hazardous materials and wastes. Our operations involve the use, storage, treatment, and transportation of hazardous and flammable materials, including chemicals and biological and radioactive materials. While most of the activities are conducted by third-party partners on our behalf or by pharmacists or healthcare professionals consistent with their own professional obligations on their own behalf, our operations also produce hazardous waste products and allow the decay of radioactive material (where legally allowed) on site prior to disposal as non-radioactive waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
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
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.
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

Our use of chemicals in the manufacturing process for our Commercial Product and product candidates is also subject to chemicals approvals, registrations and regulations around the world, including a regulation in the European Union known as Registration, Evaluation, Authorization and Restriction of Chemicals, and similar laws and regulations in certain other jurisdictions in which we operate. In addition, we are required to obtain and maintain a hazardous materials license, pursuant to which we are required to perform annual self-audits, and that may result in random inspections by regulators.
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
Although we intend to validate that any third-party manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. Comparable restrictions and related risks regarding the use of potentially hazardous substances are also applicable outside the U.S. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, financial condition, results of operations and prospects.
Laws and regulations governing international operations may preclude us from developing, manufacturing and selling certain products outside of the U.S. and require us to develop and implement costly compliance programs.
We are subject to numerous laws and regulations in each jurisdiction outside of the U.S. in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.
The U.S. Foreign Corrupt Practices Act ("FCPA") prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. The FCPA is enforced by the DOJ and the SEC.
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
Various laws, regulations and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expansion outside of the U.S., has required, and will continue to require, us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain drugs and product candidates, if approved, outside of the U.S., which could limit our growth potential and increase our development costs.

Changes in U.S. and international trade policies may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that have led to significant changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control restrictions affecting products manufactured in certain foreign jurisdictions. Although trade policies continue to evolve, there is ongoing uncertainty as to whether there will be further changes. It is unknown whether and to what extent new tariffs, export controls, or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry.
Further, some of our manufacturers and suppliers are located outside the United States, including in China. We are exposed to the possibility of product supply disruption and increased costs and expenses in the event of changes to the laws, rules, regulations and policies of the governments of countries in which we or our suppliers operate. Certain foreign biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements or legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting their supply of material to us. Such disruptions could have adverse effects on the development of our product candidates and our business operations.
For example, the pharmaceutical industry generally, and in some instances our Company or our collaborators or other third parties on which we rely, depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the U.S. and China, including as a result of the escalation of tariffs or other trade restrictions or the recently enacted BIOSECURE Act. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our or our collaborators' ability to manufacture or supply marketed products and product candidates or advance our or our collaborators' preclinical research or clinical development programs, which could materially and adversely affect our business and future prospects.
Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing our Commercial Products and product candidates and platform materials, affect the demand for our Commercial Products and product candidates, if approved, the competitive position of our Commercial
Products and product candidates, if approved, and import or export of raw materials and finished Commercial Products and product candidates used in our and our collaborators’ preclinical studies and clinical trials, particularly with respect to any materials that we import from China. If any new tariffs, export controls, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if either the U.S. or Chinese government takes retaliatory trade actions due to the recent trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
With the passage of the CREATES Act, we are exposed to possible litigation and damages by competitors who may claim that we are not providing sufficient quantities of our approved products on commercially reasonable, market-
based terms for testing in support of their abbreviated new drug applications ("ANDAs"), 505(b)(2) NDAs and biosimilar product applications.
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
Although we intend to comply fully with the terms of these statutory provisions, we are still exposed to potential litigation and damages by competitors who may claim that we are not providing sufficient quantities of our Commercial Products on commercially reasonable, market-based terms for testing in support of ANDAs, 505(b)(2) NDA applications or biosimilar product applications. Such litigation would subject us to additional litigation costs, damages and reputational harm, which could lead to lower revenues. The CREATES Act may facilitate future competition with our Commercial
Products and any of our product candidates, if approved, which could impact our ability to maximize product revenue.
We are required to comply with governmental economic and trade sanctions and export and import controls that could impair our or our collaborators’ ability to compete in international markets due to licensing requirements and subject us or them to liability if we or they are not in compliance with applicable laws.
Our Commercial Products and product candidates are subject to international, national and state export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and we are required to comply with these laws as well as various economic and trade sanctions, including those administered by the
U.S. Treasury Department’s Office of Foreign Assets Controls. These laws and regulations restrict our ability to transact or deal with certain countries, regions, governments, persons and entities. Our activities, including our procurement of materials and exports of our Commercial Products and product candidates, must be in compliance with these laws and regulations. While we have policies and procedures designed to ensure that we maintain compliance with these laws and regulations, there is a risk that our employees, agents, or business partners may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
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
In addition, changes in our Commercial Products or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our Commercial Products in international markets, prevent customers from using our Commercial Products or, in some cases, prevent the export or import of our Commercial
Products to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our Commercial Products could adversely affect our business, financial condition and results of operations.
Risks Related to Our Dependence on Third Parties
We depend on collaborations with third parties for certain aspects of the development, marketing and/or commercialization of Commercial Products and our product candidates, if approved. If those collaborations are not successful, or if we are not able to maintain our existing collaborations or establish additional collaborations, we may have to alter our development and commercialization plans and may not be able to capitalize on the market potential of Commercial Products or our product candidates, if approved.
Our product development programs and the commercialization of our Commercial Products and product candidates, if approved, require local expertise and substantial additional cash to fund expenses. We expect to maintain our existing collaborations and collaborate with additional pharmaceutical and biotechnology companies for certain aspects of the development, marketing and/or commercialization of our Commercial Products and product candidates. For example, we expect to rely on additional partners to develop and commercialize our Commercial Products outside of the U.S., including our ongoing partnership with Grand Pharmaceutical Group Limited ("Grand Pharma") for our imaging and therapeutic product candidates in Greater China. In addition, we intend to utilize collaborators to aid in the further development, potential marketing and/or commercialization of our product candidates. We also have a license agreement with Eli Lilly and Company Ltd ("Lilly") for the exclusive worldwide rights to develop and commercialize radiolabeled forms of olaratumab together with our linker and our other proprietary licensed technology, for the diagnosis and treatment of human cancers.
Potential collaborators include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies and we face significant competition in seeking appropriate collaborators, including as a result of a significant number of recent business combinations among large pharmaceutical companies that have reduced the number of potential collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon the assessment of the potential collaborator’s expertise, its current and expected resources and competing priorities, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or foreign regulatory authorities, the potential market for the product or product candidate, the costs and complexities of manufacturing and delivering such product or product candidate, if approved, to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of intellectual property, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. A potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.
Collaborations are complex and time-consuming to negotiate, document and manage. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all, or we may be restricted under then-existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. If we are unable to maintain our current collaboration agreements or enter into new collaboration agreements, we may have to curtail, reduce or delay the development or commercialization programs for our Commercial Products or product candidates, if approved, or increase our expenditures and undertake development or commercialization activities at our own expense.
If we elect to increase our expenditures to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our Commercial Products or product candidates or bring them to market and generate product revenue, if approved.
Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements, and our collaboration agreements may not lead to the development or commercialization of future products or our product candidates, if approved, in the most efficient manner, or at all, and may result in lower product revenues or profitability to us than if we were to market and sell our
Commercial Products or our product candidates, if approved, ourselves. In connection with any such arrangements with third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development, marketing and/or commercialization of our Commercial Products or product candidates. Further, if our collaborations do not result in the successful development and commercialization of our future products or product candidates, if approved, or if any one of our collaborators terminates its agreement with us, we may not receive any future milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, the development and commercialization of future products or product candidates, if approved, could be delayed and we may need additional resources to develop product candidates.
Collaborations involving our Commercial Products and product candidates pose the following risks to us:
•collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•collaborators may not perform their obligations as expected or in compliance with applicable local and national laws and regulatory requirements;
•collaborators may de-emphasize or may not pursue development, marketing and/or commercialization of our
Commercial Products or product candidates or may elect not to continue or renew development, marketing or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our Commercial Products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•a collaborator with marketing and distribution rights to one or more products or product candidates may not commit sufficient resources to the marketing and distribution of our Commercial Products or product candidates;
•disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development or commercialization, might cause delays or termination of the research, development or commercialization of products or product candidates, might lead to additional responsibilities for us with respect to our Commercial Products or product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
•collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
•we may lose certain valuable rights under circumstances identified in any collaboration arrangement that we enter into, such as if we undergo a change of control;

•collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development, marketing and/or commercialization of the applicable products or product candidates or to enter into new collaboration agreements;
•collaborators may learn about our discoveries and use this knowledge to compete with us in the future;
•collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and
•the number and type of our collaborations could adversely affect our attractiveness to other collaborators or acquirers.
If any of these events occurs, the market potential of our Commercial Products and product candidates, if approved, could be reduced, and our business could be materially harmed.
If we are unable to establish and maintain our agreements with third parties to distribute our Commercial Products to patients, our results of operations and business could be adversely affected.
We rely substantially on third parties to commercially distribute our Commercial Products to patients. For example, we have contracted with a distribution network of specialty pharmacies, which sell our Commercial Products directly to patients, and specialty distributors, which sell our Commercial Products to healthcare entities who then resell to patients.
While we have entered into agreements with each of these pharmacies and distributors to distribute our Commercial
Products in the U.S., they may not perform as agreed or they may terminate their agreements with us. We may also need to enter into agreements with additional pharmacies or distributors, and there is no guarantee that we will be able to do so on a timely basis, at commercially reasonable terms, or at all. If we are unable to maintain and, if needed, expand, our network of specialty pharmacies and specialty distributors, we would be exposed to substantial distribution risk. In addition, and particularly as we expand into less-mature markets or into countries where corruption may be more prevalent, we will need to conduct robust due diligence with third-party collaboration partners to best ensure that  our
Commercial Products and our other product candidates, if approved, are able to be manufactured, compounded, or distributed on a timely basis that complies will all applicable laws, regulations, and rules, including but not limited to, those that deal with anti-corruption, anti-kickback, marketing authorization and distribution of pharmaceutical products, the environment, and the safe use of the products with patients.
The use of specialty pharmacies and specialty distributors involves certain risks, including, but not limited to, risks that these organizations will:
•not provide us accurate or timely information regarding their inventories, the number of patients who are using our
Commercial Products or serious adverse reactions, events and/or product complaints regarding our Commercial
Products;
•not effectively sell or support our Commercial Products or communicate publicly concerning our Commercial
Products in a manner that is contrary to FDA rules and regulations;
•reduce their efforts or discontinue to sell or support, or otherwise not effectively sell or support, our Commercial
Products;
•not devote the resources necessary to sell our Commercial Products in the volumes and within the time frames that we expect;
•be unable to satisfy financial obligations to us or others;
•not be able to obtain or maintain all necessary licenses; or
•cease operations.
Any such risks may apply to future products and product candidates we develop, and for which we receive marketing authorization, such events may result in decreased product sales, which would harm our results of operations and business.
We rely on third parties as we conduct our clinical trials and some aspects of our research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.
We rely on third parties, such as strategic partners, CROs, clinical data management organizations, medical institutions and clinical investigators, as we conduct our clinical trials. For example, in China, during 2025 we completed enrollment for a Phase 3 study of TLX591-Px (marketed as Illuccix in the U.S.) in collaboration with our strategic partner for the
Greater China region, Grand Pharma, and we aim for this study to support future marketing authorization applications for
Illuccix in China. A new drug application was submitted in December 2025 and accepted for review in January 2026 by the Chinese National Medical Products Administration ("NMPA") Center for Drug Evaluation ("CDE"). We also currently rely and expect to continue to rely on third parties to conduct some aspects of our research and preclinical studies. Any of these third parties may terminate their engagements with us at any time in accordance with agreements or applicable laws. If we need to enter into alternative arrangements, our product development activities may be delayed.
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
Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our Commercial Products or our product candidates, if approved. In such an event, our financial results and the commercial prospects for our Commercial Products or product candidates, if approved, could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.
We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of such third parties could delay clinical development or regulatory approval of our product candidates or commercialization of our Commercial Products, producing additional losses and depriving us of potential product revenue.
In addition, as discussed above, the third parties upon whom we rely to conduct our clinical trials could be negatively impacted as a result of disruptions caused by, for example, pandemics or epidemics including difficulties in initiating clinical sites or enrolling participants, travel or quarantine policies, and other factors, including ongoing and future environmental or geopolitical concerns. If these third parties are so affected, our business prospects and results of operations could be severely adversely impacted.
We rely on third parties to conduct investigator-sponsored clinical trials of our product candidates. Any failure by a third-party to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval for our product candidates.
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
Additionally, the FDA or foreign regulatory authorities may disagree with the sufficiency of our right to reference the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, our right for exclusive commercial use of the data or our interpretation of preclinical, manufacturing or clinical data from these investigator-
sponsored trials. If so, the FDA or foreign regulatory authorities may require us to obtain and submit additional preclinical, manufacturing, or clinical data before we may initiate our planned trials and/or may not accept such additional data as adequate to initiate our planned trials.
We are currently dependent on third parties for the manufacture, distribution and patient dose preparation of our
Commercial Products and product candidates and any difficulties, disruptions, delays or unexpected costs, or the need to find alternative sources, could adversely affect our results of operations, profitability and future business prospects.
While we have acquired some laboratory capability with Optimal Tracers in Sacramento, IsoTherapeutics in Angleton, and
the facility purchased from ImaginAb, Inc. in Los Angeles, completed Stage 1 of the buildout of our European manufacturing site in Brussels South, which is operational for selected research and development activities and is good manufacturing practice ("GMP") accredited for production of Illuccix, progressed the buildout of our TMS North
Melbourne facility for early-stage clinical research and radiopharmaceutical production, and established our first cyclotron facility in the APAC region in Yokohama, Japan, we currently rely, and expect to continue to rely, on third-party contract manufacturers to manufacture our Commercial Products and product candidates for our commercial and clinical use.
Facilities used by our third-party manufacturers may be inspected by the FDA or applicable foreign regulatory authorities after we submit a marketing application and before potential approval of the product candidate and are also subject to ongoing periodic unannounced inspections by the FDA or applicable foreign regulatory authorities for compliance with
cGMPs (or similar foreign requirements) and other regulatory requirements following approval. Similar regulations apply to manufacturers of our Commercial Products and our product candidates for use or sale in foreign countries. We do not control the manufacturing processes of, and are completely dependent on, our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of our products and product candidates. Third-party manufacturers may not be able to comply with cGMPs or similar regulatory requirements outside of the U.S.. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture or are not able to maintain approval, we may need to find alternative manufacturing facilities, which could significantly impact our ability to develop, obtain regulatory approval for or market our Commercial Products or product candidates as alternative qualified manufacturing facilities may not be available on a timely or cost-efficient basis, or at all. Failure by any of our manufacturers to comply with applicable cGMPs (and similar foreign requirements) or other regulatory requirements could result in sanctions being imposed on us or the contract manufacturer, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly and adversely affect supplies of our Commercial Products or product candidates and have a material adverse impact on our business, financial condition and results of operations.
We currently have long-term supply agreements with our third-party contract manufacturers to manufacture the clinical and commercial supplies of our Commercial Products and for our product candidates. Our ability to have our Commercial
Products and product candidates manufactured in sufficient quantities and at acceptable costs to meet our commercial demand and clinical development needs is dependent on the uninterrupted and efficient operation of our third-party contract manufacturers’ facilities. Reliance on third-party manufacturers entails risks, including:
•reliance on the third-party for regulatory compliance and quality assurance;
•the possible breach, termination or nonrenewal of a manufacturing agreement by the third-party, including at a time that is costly or inconvenient to us;
•the possible failure of the third-party to manufacture our Commercial Products or our product candidates according to our schedule, or at all, including if the third-party manufacturer gives greater priority to the supply of other products over our Commercial Products or our product candidates, or otherwise does not satisfactorily perform according to the terms of the manufacturing agreement;
•equipment malfunctions, power outages or other general disruptions experienced by our third-party manufacturers or distributors to their respective operations and other general problems with a multi-step manufacturing or distribution process;
•the possible disruptions to supply chain and logistics processes that are required to store, transport, and deliver our
Commercial Products to customers that require timely delivery given the need to inject a dose of our Commercial
Products within a specific window of radioactivity; and
•the possible misappropriation or disclosure by the third-party or others of our proprietary information, including our trade secrets and know-how.
We currently rely on a single source supplier for our active pharmaceutical ingredient for our Commercial Products and our related product manufacturing requirements, although additional sources and back-up suppliers are being validated and implemented. Any performance failure on the part of our existing or future manufacturers could delay clinical development, regulatory approval or commercialization of our product candidates, if approved. If our suppliers or contract manufacturers are so affected, our supply chain could be disrupted, our product shipments could be delayed, our costs could be increased and our business could be adversely affected. If our current contract manufacturers cannot perform as agreed, we may be required to replace those manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our Commercial Products or our product candidates, we could incur added costs and delays in identifying and qualifying any such replacement. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could negatively impact revenues from sales of our Commercial Products or delay commercialization of any product candidates that are subsequently approved.
If, because of the factors discussed above, we are unable to have our Commercial Products or our product candidates manufactured on a timely or sufficient basis, we may not be able to meet clinical development needs or commercial demand for our Commercial Products or our product candidates or we may not be able to manufacture our Commercial
Products or our product candidates in a cost-effective manner. As a result, we may lose sales, fail to generate projected revenues or suffer development or regulatory setbacks, any of which could have an adverse impact on our profitability and future business prospects.
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
Collaborations are subject to numerous risks, which may include risks that:
•we may not be able to enter into critical strategic collaborations or enter into them on favorable terms;
•collaborators may have significant discretion in determining the efforts and resources that they will apply to collaborations, and they may not perform their obligations as agreed, expected, or in compliance with applicable legal requirements;
•collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our Commercial Products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than our Commercial Products or product candidates;
•a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
•we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
•collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;
•collaborations may be terminated, which may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;
•collaborators may own or co-own intellectual property covering products that result from our collaboration with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;
•disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and
•a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.
Additionally, we may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, if approved, due to capital costs required to develop or commercialize the product candidate, if approved, or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for our product candidates because our R&D pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license, we will achieve an economic benefit that justifies such transaction.
Risks Related to Our Intellectual Property
If we are unable to obtain and/or maintain commercially valuable regulatory exclusivity and intellectual property or to protect our patents, trademarks, know-how and trade secrets, our ability to successfully commercialize our
Commercial Products and product candidates, if approved, would be adversely impacted.
We rely on effective exclusivity and IP protection and our success will depend in part on our ability to obtain and/or maintain commercially valuable regulatory exclusivity and patent claims and to protect our patents, trademarks, know-
how and trade secrets. We and our collaboration partners face numerous risks and uncertainties with respect to our licensed patents and those that may subsequently be licensed or issued to us, including that:
•lodged regulatory filings may not result in intended market or data exclusivity;
•governments may change data and market exclusivity provisions;
•know-how and trade secrets may be published, derived independently by third parties, or otherwise publicly disclosed, resulting in a loss of protections;
•patent or trademark applications may not result in issued patents or registered trademarks or may take longer than expected to be issued or registered;
•the claims of any patents or trademarks that are issued or registered may not provide meaningful protection;
•patent term extensions may not be granted or, if granted, may be subject to revision;
•we and our research partners may not be able to develop additional proprietary technologies that are patentable or otherwise protectable under regulatory exclusivity principles;
•patents issued to us, or our industry partners, may not provide a competitive advantage;
•other companies may challenge our issued patents or trademarks;
•other companies may independently develop similar or alternative technologies to ours or duplicate or design around our technology;
•other companies may hold patents or trademarks that are relevant to our technology or activities and enforce their rights against us; and
•if patents are not issued, then the value of our underlying IP rights may be significantly diminished.
Additionally, any information contained in our licensed patents could become part of the public domain, so that it will not be protected as confidential information or trade secrets. As legal regulations and standards relating to the validity and scope of regulatory exclusivity and IP continue to evolve around the world, the degree of future protection for our proprietary rights is uncertain. We may also be subject to arbitrary compulsory licenses or governmental acts reducing IP protection outside our reasonable control. We may incur significant costs in asserting any patent or trademark IP rights and in defending legal action against us relating to rights. Such disputes could delay our product development or commercialization activities. Parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from further developing discoveries or commercializing products or require the payment of damages or royalties.
In addition, in the event a successful claim of infringement is made against us, we may be required to pay damages and obtain one or more licenses from the prevailing third-party. If we are not able to obtain these licenses at a reasonable cost, if it all, we may encounter delays and lose substantial resources while seeking to develop or commercialize alternative products.
There is a risk that third parties may have IP that is relevant to our proposed activities which could prevent us from conducting these activities or may require us to license in the third-party’s IP, find alternatives to the third-party IP, or seek to challenge the third-party IP, either at an administrative stage or through the courts. We may need to acquire or license IP from third parties to develop and commercialize our own pipeline of IP and products. There is no guarantee such acquisitions or licenses can be obtained or, if obtained, that they will be on reasonable commercial terms.
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
Our success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other countries with respect to our proprietary products and product candidates and other discoveries. We seek to protect our proprietary position by filing patent applications in the U.S. and abroad related to our products and product candidates and other discoveries that are important to our business. For a description of our patent portfolio, see “Item 4.
Information on the Company — B. Business Overview.” We intend to continue to apply for patents with claims covering our key products, product candidates or other discoveries when and where we deem it appropriate to do so.
The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. As such, our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. and we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally, which could result in substantial costs and divert our efforts and attention from other aspects of our business.
In addition, geo-political actions in the U.S. and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, due to the Russia-Ukraine conflict, the U.S. and other foreign governments have implemented various economic sanctions and trade and activity restrictions involving Russia and Belarus. It is possible that additional sanctions and restrictions will be imposed by the U. S. or other jurisdictions as the Russia-Ukraine conflict continues, and such actions may include limiting or preventing filing, prosecution, and/or maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our product candidates or other discoveries, or which effectively prevent others from commercializing competitive products and discoveries. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection. The patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain.
The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the U.S. Patent and Trademark Office ("USPTO") and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Composition of matter patents for biological and pharmaceutical products and product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications covering compositions of matter of our product candidates will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the U.S. or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all.
Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, prior to March 2013, in the U.S., the first to invent the claimed invention was entitled to the patent, while outside of the U.S., the first to file a patent application is entitled to the patent.
In March 2013, the U.S. transitioned to a first-inventor-to-file system in which, assuming the other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent.
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
prospects.
Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative discoveries or products in a non-
infringing manner.
The issuance of a patent is not conclusive of its inventorship, its scope, validity or its enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical discoveries and products, or limit the duration of the patent protection of our products, product candidates and discoveries. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology or pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Europe’s Unified Patent Court may in particular present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. On June 1, 2023, the EU unitary patent system was launched, providing a single pan-European Unitary Patent and a new European Unified Patent Court ("UPC"), for litigation involving European patents.
Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents that have not been opted out of the UPC, and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the EU unitary patent system, we will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits of the new unified court.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our product candidates.
We cannot be certain that we are aware of all third-party patents and pending applications in the U.S. and abroad that are relevant to or necessary for the commercialization of our product candidates in any jurisdiction. We may not be able to conduct complete and thorough searches, we may not be able to identify all relevant third-party patents, and we may not be able to fully predict the scope of the patent claims or the expiration of relevant third-party patent applications that may issue as patents. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the U.S. or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

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
In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act ("the Bayh-Dole Act"). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with
“march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. The Bayh-Dole
Act also imposes other obligations, including the requirement that products covered by the government funded patents be manufactured in the U.S.. We sometimes collaborate with academic institutions to accelerate our preclinical research or development. In the future, we may own or license technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act. If the federal government exercises its rights under the
Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.
We are party to various agreements that we depend on to develop Illuccix, Gozellix and our product candidates and various proprietary technologies, and our rights to use currently licensed intellectual property, or intellectual property to be licensed in the future, are or will be subject to the continuation of and our compliance with the terms of these agreements. For example, under certain of our license agreements we are required to use commercially reasonable efforts to develop and commercialize product candidates covered by the licensed intellectual property rights, maintain the licensed intellectual property rights, and achieve certain development milestones, each of which could result in termination in the event we fail to comply.
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
Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•our financial or other obligations under the licensing agreement;
•the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under our collaboration agreements;
•our rights to transfer or assign the license;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•the priority of invention of patented technology.
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
If we or one of our licensing partners initiated legal proceedings against a third-party to enforce a patent covering one or more of our products or product candidates, the defendant could counterclaim that the asserted patent covering the relevant product or product candidate is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including subject matter eligibility, novelty, obviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the USPTO, or made a misleading statement, during prosecution with the intent to deceive the USPTO. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-
examination inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our products or product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or product candidates. Such a loss of patent protection would have a material adverse impact on our business. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.
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
Competitors or commercial supply companies or others may infringe our patents and other intellectual property rights. To counter infringement, we may be required to file infringement actions, which can be expensive and time-consuming. In an infringement proceeding, a defendant may assert and a court may agree with a defendant that a patent or other intellectual property right of ours is invalid or unenforceable (or both), or the factfinder may refuse to stop the other party from using the allegedly infringed intellectual property at issue.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. An adverse result in any litigation could put one or more of our patents or registered trademarks at risk of being invalidated or interpreted narrowly and could limit our ability to assert our patents or trademark rights against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our commercial success depends upon our ability and the ability of any current and future collaborators to develop, manufacture, market and sell our Commercial Products and our product candidates, if approved, and use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products or product candidates and technology, including post-grant proceeding or interference proceedings (patents) or opposition or cancellation proceedings (trademarks) before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. No litigation asserting such infringement claims is currently pending against us, and we have not been found by a court of competent jurisdiction to have infringed a third-
party’s intellectual property rights.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates and Commercial Products. Our product candidates and other proprietary technologies that we may develop may infringe existing or future patents owned by third parties. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We may not be aware of patents that have already been issued and that a third-party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates,
Commercial Products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. If such patent claims were to survive an invalidity challenge, and if they were asserted against us, we could incur substantial costs in the resulting litigation, including possible payment of treble damages for willful infringement and an injunction requiring us to cease sale of our products.
If we are found to infringe or think there is a risk we may be found to infringe, a third-party’s intellectual property rights, we could be required or choose to obtain a license from such third-party to continue developing, marketing and selling our products, product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same intellectual property licensed to us. We could be forced, including by court order, to cease commercializing the infringing intellectual property or product or to cease using the infringing technology.
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
Intellectual property disputes could delay or prevent our compassionate use or magisterial preparation access programs and commercialization, expose us to injunctions, damages (including potential royalty back payments) and additional costs, and require additional public disclosures that could adversely affect our business and the market price of our ordinary shares and ADSs.
Intellectual property disputes including patent invalidity actions against 3rd party patents and patent infringement actions against competitor products are a routine business activity. In February 2026, Telix filed an invalidity action against an Australian patent owned by the Purdue Research Foundation. Patent disputes are costly, uncertain, and time-
consuming. Patent disputes can result in injunctions, damages (including enhanced damages in some jurisdictions), or compulsory licensing that disrupt development or commercialization and divert significant management attention and resources. These risks are heightened where a counterparty seeks injunctive or other equitable relief that could limit or halt lawful compassionate use or magisterial preparation or commercial supply while a dispute is pending or permanent.
These matters often take years to finalise. Litigation and claims can be expensive and disruptive regardless of their merit, and we may not prevail. Even if we prevail, such proceedings often involve extensive discovery, may require disclosure of confidential information, and entail substantial legal expenses and management attention.
Unfavorable outcomes in validity or infringement patent disputes can limit our ability to exclude competitors or operate without a license, and required licenses may be unavailable on reasonable terms or delayed. Adverse rulings can also result in damages, ongoing royalty obligations that diminish program economics, or could result in our being enjoined from importing, making, using, offering to sell, or selling technologies critical to development of our product candidates and/or commercialization of our Commercial Products.
Public announcements or interim developments may also negatively affect investor perception and the market price of our ordinary shares and ADSs.  Significant developments may necessitate public communications and additional disclosure in our public filings or offering documents, increasing legal, accounting, and compliance costs and contributing to volatility in the trading price of our ADSs. Public announcements or interim developments may also negatively affect investor perception and the market price of our ordinary shares and ADSs.  Significant developments may necessitate public communications and additional disclosure in our public filings or offering documents, increasing legal, accounting, and compliance costs and contributing to volatility in the trading price of our ADSs.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Some of our employees may have been previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Although we have no knowledge of any such claims being alleged to date, if such claims were to arise, litigation may be necessary to defend against any such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.
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
Further, we may not have sufficient financial or other resources to adequately conduct such litigation or proceedings, which typically last for years before they are concluded. Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent or trademark rights, any patents that may be issued as a result of our pending or future patent applications, pending or future trademark applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders, or it may be otherwise impractical or undesirable to enforce our intellectual property rights against some third parties. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace and could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
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
Patent rights are of limited duration. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the U.S., a patent’s life can be increased based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. A patent term extension based on regulatory delay may be available in the U.S.. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family.
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
In the U.S., only a single patent can be extended for each qualifying FDA approval, and any patent can be extended only once and only for a single product. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family.
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
Trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also may not have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. To the extent that we are unable to timely enter into confidentiality and invention or patent assignment agreements with our employees and consultants, our ability to protect our business through trade secrets and patents may be harmed. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. To the extent inventions are made by a third-party under an agreement that does not grant us an assignment of their rights in inventions, we may choose or be required to obtain a license.
Not all of our trademarks are registered. Failure to secure those registrations could adversely affect our business.
In total, as of December 31, 2025, we own 26 registered U.S. trademarks, 14 pending U.S. trademark applications, 179 foreign trademarks registered in jurisdictions such as Australia, Europe, China, Brazil and Japan, and 93 pending foreign trademark applications applied for in jurisdictions such as Australia, Europe, China, Brazil and Japan.
For a description of our registered and pending trademarks, see “Item 4. Information on the Company — B. Business
Overview.”
If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would, which could adversely affect our business. During trademark registration proceedings in the U.S. and foreign jurisdictions, our trademark applications may receive rejections or may face post-registration rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademark applications or registrations may not survive such proceedings.
In addition, any proprietary name we propose to use with our key product candidates in the U.S. must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed drug names, including an evaluation of potential for confusion with other drug names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary drug names for any of our product candidates, if approved, we may be required to expend significant additional resources in an effort to identify a suitable proprietary drug name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks, common law trademarks (in territories where such claims are permitted under local laws) or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the trademarks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks, and may be forced to expend resources to identify, protect, and promote a new trademark to allow for commercialization of certain products.
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
The following examples are illustrative:
•others may be able to make products that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;
•others, including inventors or developers of our or our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;
•we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own or license or will own or license;
•we or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;
•we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;
•it is possible that our pending patent applications will not result in issued patents;
•it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;
•issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•our competitors might conduct R&D activities in countries where we do not have patent rights, or in countries where
R&D safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and
•the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
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
In addition, future growth imposes significant added responsibilities on members of management, including: identifying, recruiting, integrating, maintaining, and motivating new employees; managing our internal development efforts effectively, including the clinical and FDA, or comparable foreign regulatory authority, and review process for our
Commercial Products and any product candidates, while complying with our contractual obligations to third parties; and improving our operational, financial and management controls, reporting systems, and procedures. We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services, including strategic, financial, business development, and research and development services, as well as certain aspects of regulatory approval and manufacturing. There can be no assurance that the services of independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed or on reasonable terms, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants, CROs, or CMOs is compromised for any reason, our preclinical or clinical trials may be extended, delayed, or terminated, and we may not be able to obtain and/or maintain regulatory approval of our Commercial Products or any of our product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If we are not able to effectively expand our organization by hiring new qualified employees and expanding our groups of consultants and contractors, we may experience delays or may not be able to successfully implement the tasks necessary to further develop and commercialize our Commercial Products and any product candidates we develop and, accordingly, we may not achieve our research, development, and commercialization goals.
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
Our employees, independent contractors, consultants, clinical trial investigators, collaborators and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and/or requirements and insider trading, which could cause significant liability for us and harm our reputation.
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
We have been in the past the subject of employment-related claims, and may in the future be a party to employment-
related litigation, and any future litigation related to such actions could materially adversely affect us. We consider our historical experiences with such claims and proceedings to be in the normal course of our business or typical for our industry; however, it is difficult to assess the outcome of these matters, and we may not prevail in any future proceedings or litigation. Regardless of their merit, any threatened or actual claims or proceedings can require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters.
Risks Related to Sustainability
We may experience sustainability risks, including: physical climate-related risks such as extreme weather events that could disrupt internal operations, suppliers, and logistics, and increase operational costs; resource and energy risks such as increasing energy prices, regulatory actions and increased resource efficiency standards that may increase operating expenses and capital expenditure for facility upgrades; and, non-compliance with increased social and governance regulations that could lead to fines, reputational damage, and increased compliance costs.
The Group identifies and manages sustainability risks through a structured process aligned with global reporting standards and investor expectations. In 2025, the Group completed a Double Materiality Assessment ("DMA"), which evaluates both impact materiality (how operations affect the environment and society) and financial materiality (how these impacts influence enterprise value). This assessment informs strategic priorities, and we have identified the following risk areas:
•Physical Climate Risk: Extreme weather events such as floods, storms, and heatwaves may disrupt suppliers and logistics, increase operational costs, and threaten facility safety.

•Resource and Energy Risk: Rising energy prices and regulatory actions on resource efficiency standards may increase operating expenses and capital requirements for facility upgrades and sustainable alternatives.
•Social and Governance Risks: Non-compliance with health and safety, end-user data privacy, and anti-corruption regulations may result in fines, reputational damage, and increased compliance costs.
These risks and others are described in greater detail in the following risk factors and in our Sustainability report.
Physical Climate Risks
Increasing frequency and severity of climate-related events could disrupt our manufacturing, key suppliers, logistics and workforce and adversely affect our business and we may not be sufficiently resilient to physical climate risks, requiring significant investment and potentially constraining our site selection.
Our global operations are exposed to acute and chronic physical risks associated with climate change, including more frequent and severe storms, floods, heatwaves, wildfires, and other extreme weather events. These events can damage or impair our manufacturing facilities, laboratories, warehouses, clinical trial sites, data centers and office locations, and can disrupt utilities and critical infrastructure on which we depend. They may also interrupt our logistics and distribution networks, including air, sea and land transport routes, and compromise the ability of our employees and contractors to safely travel to and from company and third‑party sites. Any such disruption could delay the manufacture, testing, release and delivery of our Commercial Products and regulatory trial materials, increase operating and capital costs surrounding repairs, hardening, redundancy and insurance, and result in product shortages, lost revenue and damage to our relationships with customers, healthcare providers and partners. If these climate‑related events increase in frequency or severity or occur in regions that are strategically important to us, our business, financial condition and results of operations could be materially and adversely affected.
Certain of our existing facilities and those of our critical suppliers and contract manufacturers are located in regions that are exposed to increased physical climate risks. Enhancing the resilience of these sites through elevation, hardening, redundancy in utilities, flood protection, enhanced cooling or other measures may require significant capital expenditures and extended project timelines. In addition, as we consider new manufacturing, research or distribution sites, physical climate risk is increasingly a factor in site selection. Suitable locations that offer both operational advantages and acceptable climate risk profiles may be limited, more expensive, or subject to competing demand from other companies.
If we are unable to adequately assess and mitigate climate‑related physical risks at our existing and future sites, we could experience higher operating and transportation costs, more frequent disruptions, and constraints on our ability to expand capacity in a timely and cost‑effective manner.
Water scarcity and wastewater management regulations may adversely affect our manufacturing operations, quality controls and expansion plans.
Many of our Commercial Products and active pharmaceutical ingredients (“APIs”) are manufactured using water‑intensive processes which require access to reliable sources of water of appropriate quality, as well as adequate wastewater treatment and discharge infrastructure. In some regions where we operate or may expand, climate change is contributing to water scarcity, drought, flooding, or changes in water quality and regulatory requirements. Governments in the countries where we manufacture our products may impose stricter limits on industrial water use, require additional investments in water treatment, or restrict new permits and expansions in water‑stressed areas. In some regions, tighter regulation of industrial water use, wastewater discharge, waste management, and renewable energy procurement is affecting the feasibility and cost of pharmaceutical operations. We may face requirements to invest in additional on‑site water or waste infrastructure, secure long‑term renewable energy contracts, or demonstrate compliance with local climate and environmental standards as a condition to permitting or operating. If we are unable to identify targets or sites that meet our operational needs and ESG expectations, or if environmental and resource constraints materially increase the cost or complexity to secure sufficient, reliable and compliant water and wastewater capacity on acceptable terms, we may be forced to reduce production volumes, reconfigure or relocate manufacturing operations, or materially alter strategic plans or expansions. We may also incur higher costs to treat, recycle or transport water and wastewater, or to install alternative water technologies. Any of these developments could adversely affect our manufacturing reliability, product quality, cost structure and growth strategy.
Climate-related disruptions to transportation and cold-chain logistics could impair the distribution and integrity of our products.
Many of our products, drug substances and intermediates, including temperature‑sensitive biologics and, where applicable, radiopharmaceuticals and other hazardous materials, must be stored and transported under strict temperature‑controlled conditions and delivered within defined time windows. Climate‑related impacts and extreme weather events, including, but not limited to heatwaves, arctic storms, tropical storms, flooding, and potential resulting infrastructure failure, can disrupt air and ground transportation, reduce availability of cargo capacity, and increase the risk of temperature excursions or delays during shipping. We substantially rely on third‑party logistics providers, specialty couriers, and in some cases just‑in‑time manufacturing and delivery models. Any failure in transport infrastructure or cold‑chain logistics due to physical climate events, power outages, or related issues could result in spoilage, loss, or delays of finished products or clinical supplies. This could lead to product shortages, recalls, regulatory non‑compliance, contractual penalties, or damage to our reputation, any of which could materially and adversely affect our business.

Resource and Energy Risks
Our operations depend on reliable access to energy and increasing energy costs, supply disruptions and decarbonization pressures could adversely affect our business.
Our manufacturing, research, information technology systems, and office operations require significant and growing amounts of energy to operate. Climate change and the global transition to a lower‑carbon economy are contributing to energy price volatility, changes in energy mix, and, in some regions, constraints on grid reliability and capacity. We also anticipate higher energy demand for temperature control in our facilities and across our distribution network as global average temperatures rise. We are implementing measures to reduce greenhouse gas emissions, which may include entering into virtual power purchase agreements and power purchase agreements, investing in on‑site renewable energy installations, and improving energy usage efficiency. These initiatives require capital and may not be available on acceptable terms in all jurisdictions, particularly where competition for renewable energy is increasing. If we experience sustained energy price increases, energy supply interruptions, or are unable to execute our energy strategy effectively, our capital expenditures and operating costs could increase and our ability to meet sustainability commitments could be impaired, causing our business and results of operations to be adversely affected.
Limited availability or regulatory constraints on critical raw materials, including biologics and other specialized inputs, could increase our costs and disrupt production.
We rely on a wide range of raw materials, packaging materials and specialized inputs sourced from third parties worldwide. These include, but are not limited to, materials derived from biological sources (such as components used in certain quality control tests), as well as materials that are manufactured using fossil fuel‑based feedstocks or complex chemical processes. Environmental degradation, biodiversity loss, such as declines in certain species used in pharmaceutical testing or production, regulatory restrictions, and changes in conservation or harvesting policies may reduce the availability or increase the cost of some of these inputs. If key materials become scarce, become subject to new environmental or animal‑welfare regulations, or are concentrated among a small number of suppliers able to meet evolving ESG standards, we may incur higher procurement costs, need to invest in reformulation or alternative technologies, or experience delays or interruptions in manufacturing. Any significant interruption in the supply of critical biologics or raw materials could adversely affect our ability to manufacture and deliver products on a timely basis and could negatively impact our financial performance.
Transitioning our operations and supply chain to a lower‑carbon model may require substantial investment and may not proceed as planned.
Regulators, investors, customers and other stakeholders increasingly expect pharmaceutical companies to reduce greenhouse gas emissions, including Scope 3 emissions across their supply and value chains. Meeting these expectations may require us to modify processes, invest in new equipment or technologies, change product designs or packaging, restructure logistics networks, and shift to lower‑carbon energy and materials. For certain specialized technologies, such as energy‑intensive manufacturing steps or generation of medical isotopes where applicable, economical low‑carbon alternatives may not yet be available or scalable. If we are unable to implement our decarbonization initiatives on commercially reasonable terms, or if regulation accelerates faster than technology and markets evolve, we may face higher compliance costs, potential carbon pricing or taxes, and constraints on operations or expansion in certain markets. Failure to meet our stated climate or energy targets could also adversely affect our reputation and our relationships with investors, customers and partners.
We generate hazardous and, at times, radioactive and biologically active waste where evolving environmental, health and safety requirements may increase our costs and liabilities.
Our manufacturing, research and development, and where relevant, radiopharmaceutical operations, generate hazardous, chemical, biological and, in some cases, radioactive waste that must be collected, handled, stored, transported, treated and disposed of in compliance with complex and evolving environmental, health and safety laws and regulations. Regulators may impose more stringent requirements over time, including with respect to waste minimization, tracking, treatment technology, emissions limits and long‑term disposal obligations. As the scale and complexity of our operations expand, the volume of such waste we generate is likely to increase. We may need to invest in additional on‑site infrastructure, contract with specialized third‑party waste management providers, or adapt to changes in available disposal capacity or technology. Any failure of our ability to properly manage hazardous or radioactive materials and waste could result in regulatory enforcement, cleanup obligations, operational restrictions, civil or criminal penalties, or claims for personal injury, property damage, or environmental harm. Such events could materially and adversely affect our business, financial condition, results of operations and reputation.
Social and Governance Risks
Failure to meet evolving environmental, social and governance disclosure expectations and regulatory requirements could adversely affect our access to capital, valuation and reputation.
Evolving expectations and regulatory requirements relating to ESG matters, including climate-related issues, could adversely affect our business, financial condition and prospects. Regulators and standard-setting bodies in the European
Union and other jurisdictions in which we operate are implementing or may implement new requirements regarding climate-related and broader ESG disclosures, including with respect to greenhouse gas emissions, climate risk governance and supply chain transparency. Investors, lenders, customers and other stakeholders are also increasingly relying on ESG ratings, benchmarks and voluntary disclosures in making investment, procurement and business decisions. Collecting, verifying and reporting ESG data across our global operations and value chain is exceptionally complex and resource-intensive while being subject to evolving standards and methodologies. Failure to adequately integrate ESG considerations, including climate resilience, resource use, human rights and compliance with environmental and safety regulations, into our governance structures, risk management processes, strategic planning, capital allocation and expansions could lead to suboptimal decisions, stranded assets, unanticipated compliance and remediation costs, and underperforming acquisitions. If our ESG-related disclosures or actions are perceived as incomplete, inaccurate, inconsistent or not aligned with emerging regulatory, customer or investor expectations, we could face regulatory scrutiny, investigations, sanctions, fines, litigation, reduced access to capital or less favorable financing terms, and damage to our reputation, and our ability to attract and retain certain investors could be adversely affected.
ESG practices, especially regarding diversity, equity and inclusion (“DEI”), have been increasingly subject to political controversy in the United States in recent years. Our policies and practices regarding DEI and other ESG-related matters, including those that may be required by non-U.S. law, may expose us to legal, reputational and other risks, including anti-
ESG and anti-DEI-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders. We cannot predict what regulatory or other changes may occur in the future as a result of this controversy, and we may not be able to meet any conflicting expectations of some or all of our investors, customers, employees and other third parties (including governmental entities and officials and non-
governmental organizations) regarding various aspects of our business, including with respect to DEI and other ESG matters.
Failure to manage ESG risks across our operations, workforce and global value chain could result in legal, operational and reputational harms.
Inadequate management of ESG risks across our operations, workforce and global value chain, including labor, human rights, modern slavery and climate-related health and safety risks, could adversely affect our operations, reputation and competitive position. We operate in, and source products and services from, multiple countries, including regions with higher risks relating to labor practices, human rights and modern slavery. We substantially rely on third-party suppliers, contract manufacturers, distributors, logistics providers and other partners, some of which in turn rely on their own complex supply chains, and we may not have complete visibility into or control over their practices. Stakeholders and regulators are increasingly scrutinizing companies’ efforts to prevent forced labor, child labor, unsafe working conditions and other human rights abuses in their operations and supply chains. Our employees and contractors work in manufacturing plants, laboratories, offices, distribution centers and in the field, and climate change can exacerbate occupational health and safety risks, including heat stress, vector-borne diseases, air quality issues and extreme weather events. Inadequate planning for emergency response, workplace adaptation, remote work capabilities or business continuity in the face of climate-related events could lead to increased absenteeism, reduced productivity, higher healthcare and insurance costs, and difficulties recruiting and retaining talent, particularly in climate-stressed regions.
Public and private healthcare systems, hospital groups, group purchasing organizations and other customers are increasingly considering suppliers’ environmental and social performance, including carbon footprint, waste and water management, supply chain practices and human rights, when making procurement and reimbursement decisions, and some tenders and contracts include ESG criteria or require detailed ESG disclosures.
If we or our partners fail to meet applicable modern slavery, human rights, labor or climate-related health and safety standards, or if we are unable to demonstrate ESG performance, climate risk management and supply chain transparency that meet the expectations of key stakeholders, we could face regulatory investigations, fines, litigation, supply disruptions, product boycotts, loss of customers, reduced pricing power, exclusion from preferred supplier lists and restrictions on access to certain markets, and our reputation and demand for our products could be adversely affected.
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
Future sales of ordinary shares or ADSs by existing holders could depress the market price of the ordinary shares or
ADSs.
Sales of a substantial number of shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares or ADSs. As of December 31, 2025, we had 338,777,049 outstanding ordinary shares, and approximately 31,744,502 in ordinary shares underlying outstanding share options and other equity securities convertible into or exercisable for ordinary shares. In addition, as of December 31, 2025, there were approximately 26,230,831 ordinary shares underlying outstanding Convertible Bonds, which may be converted at the option of the holders, subject to the conditions in the trust deed, at any time on or after September 9, 2024, at an initial conversion price of A$24.78 per ordinary share, subject to adjustment.
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
The rights of holders of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to their holdings.
The deposit agreement provides that the depositary will not make rights available to holders of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the U.S. Securities Act of 1933, as amended ("Securities Act"). If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the
Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case holders of ADSs will receive no value for these rights.
Our principal shareholders and management own a significant percentage of our ordinary shares and may be able to exert significant influence over matters subject to shareholder approval.
As of December 31, 2025, our executive officers, directors, holders of 5% or more of our outstanding equity interests and their respective affiliates beneficially owned approximately 7.71% of our outstanding ordinary shares. These shareholders may be able to determine all matters requiring shareholder approval and they may have interests that differ from other shareholders and may be adverse to the interests of other shareholders. For example, these shareholders may be able to propose elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction, and may be able to exert significant influence over matters subject to shareholder approval. Please see "Item 7.  Major Shareholders and Related Party Transactions - A. Major Shareholders" for more information on the beneficial ownership of our executive officers, directors and holders of 5% or more of our outstanding equity interests.
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
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a trial by jury. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the
City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that potential owners or holders of ADSs consult legal counsel regarding the jury waiver provision before acquiring any
ADS(s) and thereby becoming subject to the terms of the deposit agreement.
If any owner or holder of our ADSs, including purchasers of ADSs in secondary market transactions, brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may incur increased costs of bringing a claim and may not be entitled to a trial by jury with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action. The deposit agreement governing our ADSs provides that any legal suit, action or proceeding against or involving us brought by the depositary or any holder or beneficial owner of ADSs, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted only in any state or federal court in New York, New York. This forum provision may increase costs to owners or holders of ADRs and limit their ability to bring a claim in a judicial forum that they find favorable for disputes with the depositary or us, or the depositary’s or our respective directors, officers or employees, which may discourage such lawsuits against the depositary, us and the depositary’s and our respective directors, officers or employees. However, it is possible that a court could find this choice of forum provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. Any legal suit, action or proceeding against or involving the depositary brought by us, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may only be instituted in a state or federal court in New York, New York.
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
•adverse results or delays in our preclinical studies or clinical trials;
•reports of adverse events or other negative results in clinical trials of third parties’ product candidates that target our products’ or product candidates’ target indications;
•an inability for us to obtain additional funding on reasonable terms or at all;
•any delay in submitting an IND, BLA or NDA (or similar foreign application) for our product candidates and any adverse development or perceived adverse development with respect to the FDA’s (or comparable foreign regulatory authority’s) review of that IND, BLA or NDA (or similar foreign application);
•failure to develop successfully and commercialize our products and product candidates;
•announcements we make regarding our current products and product candidates, acquisition of potential new products/product candidates and companies and/or in-licensing;
•failure to maintain our existing license arrangements or enter into new licensing and collaboration agreements;
•failure by us or our licensors to prosecute, maintain or enforce our intellectual property rights;
•changes in laws or regulations applicable to current and future products;

•inability to obtain adequate clinical or commercial supply for our product candidates or the inability to do so at acceptable prices;
•adverse regulatory decisions, including failure to reach agreement with applicable regulatory authorities on the design or scope of our planned clinical trials;
•failure to obtain and maintain regulatory exclusivity for our products and product candidates;
•regulatory approval or commercialization of new products or other methods of treating our target disease indications by our competitors;
•failure to meet or exceed financial projections we may provide to the public or to the investment community;
•publication of research reports or comments by securities or industry analysts;
•the perception of the pharmaceutical and biotechnology industries, and especially the radiopharmaceutical industry, by the public, legislatures, regulators and the investment community;
•announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic collaboration partners or our competitors;
•disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•additions to or departures of our key scientific or management personnel;
•significant lawsuits, including patent or shareholder litigation, against us;
•changes in the market valuations of similar companies;
•fluctuations of exchange rates between the U.S. dollar and the Australian dollar;
•changes in trading volume of ADSs on Nasdaq and of our ordinary shares on the ASX;
•sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, executive officers or our shareholders in the future;
•announcement or expectations of additional financing efforts; and
•conditions in the U.S. or Australian financial markets or changes in general economic conditions.
ADS holders are not our shareholders and do not have shareholder rights.
JPMorgan Chase Bank, N.A., as depositary, issues, registers and delivers the ADSs. After purchasing an ADS, holders hold ADSs with underlying ordinary shares in an Australian publicly listed company. ADS holders are not treated as our shareholders and do not have shareholder rights. The depositary is the holder of our ordinary shares underlying the
ADSs. Holders of ADSs have ADS holder rights, which are solely contractual in nature. A deposit agreement among us, the depositary, ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities — D.
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
ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders are not entitled to exercise their right to vote unless they surrender their ADSs and withdraw the ordinary shares underlying their ADSs prior to both the ordinary share and ADS record dates for such meeting.
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
The deposit agreement requires the depositary to convert foreign currency distributions it receives on deposited ordinary shares into U.S. dollars and distribute the net U.S. dollars to ADS holders if it can do so on a reasonable basis and transfer the money to the U.S. If it cannot make that conversion and transfer, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a dividend or other distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some of the value of the dividend or other distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a dividend or other distribution available to any ADS holders. This means that
ADS holders may not receive the dividends or other distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.
There may be limited ability to bring an action against us or against our directors and executive officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and executive officers reside outside of the U.S.
We are incorporated under the laws of Australia. Certain of our directors and executive officers are residents of countries other than the U.S. and a portion of our and their assets are located outside of the U.S. As a result, it may not be possible or practicable for owners or holders of ADSs to effect service of process within the U.S. upon such persons or to enforce against us or them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Even if a plaintiff is successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Australia or elsewhere outside the U.S. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. As a result, our holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the U.S. In addition, as a company incorporated in Australia, the provisions of the Corporations Act 2001, regulate the circumstances in which shareholder derivative actions may be commenced, which may be different to the circumstances for companies incorporated in the U.S.
The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
Our ordinary shares are listed on the ASX and our ADSs are listed on Nasdaq. We cannot predict the effect of our dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the U.S. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars. In the past year, the Australian dollar has fluctuated against the U.S. dollar. As such, any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In addition, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. While we engage in limited hedging transactions to manage our foreign exchange risk, these activities may not be effective in limiting or eliminating foreign exchange losses. Consequently, appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.
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
•We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions.
The ASX Listing Rules and the Australian Corporations Act 2001 (Cth) do not require the independent directors of an
Australian company to have such executive sessions and, accordingly, we rely on this exemption.
•We rely on an exemption from the requirement that the responsibility for the appointment of the independent registered public accounting firm be made by the audit committee. While our Audit and Risk Committee is directly responsible for remuneration and oversight of the independent registered public accounting firm, the ultimate responsibility for the appointment of the independent registered public accounting firm rests with our shareholders in accordance with Australian law and our Constitution. In accordance with Rule 10A-3 of the U.S. Securities
Exchange Act of 1934, as amended ("Exchange Act") our Audit and Risk Committee is responsible for the annual auditor engagement and if there is any proposed change to the independent registered public accounting firm, the committee will make a recommendation to our board of directors, which would then be considered by our shareholders at an annual meeting of shareholders.
•We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules.
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
•We rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans.
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
Our ability to access equity capital is subject to ASX Listing Rules 7.1 and 7.4, which provides that a company must not, without shareholder approval, issue or agree to issue any equity securities, or other securities with rights to conversion to equity, if such issue of securities, when aggregated with securities issued by the company during the previous 12-
month period, would be an amount that would exceed 15% of the number of ordinary shares on issue at the commencement of the 12-month period, subject to certain adjustments and permitted exceptions.
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
As a foreign private issuer, we are exempt from certain rules under the Exchange Act that imposes disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act; although, absent an exemption from the SEC, and effective March 18,
2026, our officers and directors will be subject to the insider reporting obligations under Section 16(a) of the Exchange
Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. Moreover, we are not required to file periodic reports and financial statements with the
SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the
Exchange Act. Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information.
For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in periodic reports for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. issuer.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
While we currently qualify as a foreign private issuer, we will be required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (i) a majority of our ordinary shares must be either directly or indirectly owned of record by non-
residents of the U.S. or (ii) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b)
more than 50 percent of our assets cannot be located in the U.S. and (c) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and Nasdaq listing standards. Further, we would be required to comply with U.S. GAAP, as opposed to IFRS Accounting Standards, in the preparation and issuance of our financial statements for historical and current periods. If we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, the regulatory and compliance costs to us may be higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.
If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act ("Sarbanes-Oxley") requires our management to evaluate the effectiveness of our internal control over financial reporting and disclose its conclusions, which includes identifying any material weaknesses in our internal control over financial reporting. Beginning with this annual report that we are filing with the SEC, our management is required to provide an annual report on internal control over financial reporting, and in the future, we expect that our independent registered public accounting firm will be required to issue an annual report that addresses the effectiveness of our internal control over financial reporting.
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
If we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, if required, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Sarbanes-Oxley, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Sarbanes-Oxley, we may not be able to remain listed on
Nasdaq.
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ADSs.
We have identified a material weakness in our internal control over financial reporting as of December 31, 2025 as disclosed in Item 15. Disclosure Controls and Procedures of this Annual Report on Form 20-F. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness, management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. As a consequence of the material weakness, we have also determined that our disclosure controls and procedures were not effective.

The material weakness related to segregation of duties, which have not been sufficiently established across the key business and financial processes to maintain appropriate segregation of duties over certain manual and information technology (“IT”) business controls. Segregation of duties is an internal control principle that helps prevent errors and fraud by dividing tasks and responsibilities among different individuals.  In our current control environment, due to the size of our finance team, this segregation has not been adequately maintained. A consequence of the lack of segregation of duties is a heightened risk of fraud or material misstatement where no appropriate mitigating controls are in place.
We have developed and begun to implement a remediation plan designed to improve our internal control over financial reporting to remediate this material weakness. The remediation plan includes, and we have undertaken, redesigning roles and access rights to enforce segregation of duties, implementing system-based workflow approvals, and enhancing documentation of review controls.
As previously disclosed in Item 15 of the Annual Report on Form 20-F for the year ended December 31, 2024, we identified a material weakness related to a lack of appropriately designed, implemented and documented procedures and controls at both the entity-level and process-level to allow us to achieve complete, accurate and timely financial reporting. We remediated this material weakness as of December 31, 2025, see “Item 15. Disclosure Controls and
Procedures.”
We cannot provide assurance that the measures we have taken to date, and measures we plan to implement, will be sufficient to remediate the control deficiencies that led to the identified material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or identify any additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the market price of our ADSs may decline as a result.
We have incurred and will continue to incur significant increased costs as a result of operating as a company whose
ADSs are publicly traded in the U.S., and our management has devoted and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a company whose ADSs are publicly traded in the U.S., we have incurred and will continue to incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-
Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-
consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.
Furthermore, if we are unable to satisfy our obligations as a public company in the U.S., we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.
We do not anticipate paying dividends in the foreseeable future.
We do not anticipate paying dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on an investment in our ADS will only occur if the ADS price appreciates. We cannot provide assurances that the ADSs will appreciate in value or even maintain the price at which they are purchased. Investors may not realize a return on their investment in the ADSs and may even lose their entire investment in the ADSs.
If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares or ADSs could decline.
The trading market for our ordinary shares and ADSs is influenced, in part, by the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few securities or industry analysts cover our Company, the trading price for our ordinary shares and the ADSs would likely be negatively affected. If one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price of the ordinary shares and ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ordinary shares and ADSs could decrease, which might cause our ordinary share and ADS prices and trading volumes to decline.
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
As an Australian company listed on the ASX, we are subject to different corporate requirements than a corporation organized under the laws of the U.S. Our Constitution, as well as the Australian Corporations Act 2001 (Cth) and ASX
Listing Rules, set forth various rights and obligations that are applicable to us as an Australian company listed on the
ASX. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Item 10. Additional Information — B. Memorandum and
Articles of Association,” as well as our Constitution, which is included as an exhibit to this Annual Report, prior to investing in the ADSs.
Australian takeover and foreign investment laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.
We are incorporated in Australia and are subject to the takeover and foreign investment laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001 (Cth) and Foreign Acquisitions and Takeovers Act.
Subject to a range of exceptions (including a takeover bid, scheme of arrangement or with shareholder approval), the takeover provisions in the Australian Corporations Act 2001 (Cth) prohibit the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20%
or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover and foreign investment laws may discourage takeover offers being made for us or may discourage or prevent the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may limit the ability of our shareholders and ADS holders to obtain a premium from a control transaction.
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
In general, a corporation organized outside the U.S. will be classified for U.S. federal tax purposes as a passive foreign investment company ("PFIC"), for any taxable year in which either (i) 75% or more of its gross income consists of
“passive income,” or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis)
consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a foreign corporation that owns (or is treated as owning) at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of that other corporation and received directly its proportionate share of the income derived by that other corporation. “Passive income” generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.
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
Global credit and financial markets have experienced extreme disruptions over the past several years. Such disruptions have resulted, and could in the future result, in diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Our general business strategy may be compromised by economic downturns, a volatile business environment and unpredictable and unstable market conditions, such as pandemics or epidemics of infectious diseases, ongoing or future wars or other geopolitical conflicts, imposition of tariffs or other trade restrictions, rising inflation, increasing interest rates and slower economic growth or recession. If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy and financial performance and could require us to delay or abandon plans with respect to our business, including clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, including ongoing or future wars or other geopolitical conflicts, and the uncertainty associated with current worldwide economic conditions, which could directly affect our ability to attain our operating goals on schedule and on budget.
Artificial intelligence-based platforms may present new risks and challenges to our business.
AI technologies may exacerbate existing risks, including risks associated with data privacy, cybersecurity, intellectual property ("IP"), healthcare fraud and abuse, drug development and manufacturing, and risks to patients or human subjects in clinical trials. AI also introduces new risks, due to the autonomous nature of the technology, which, in some cases, may be deployed to perform tasks, inform decisions, automate decisions, and make predictions. AI may amplify biased and discriminatory decision making, perform unreliably and malfunction, generate insights which are difficult to interpret and explain, and cause direct harm to individuals or groups.
Regulators are proposing, adopting, and implementing new AI laws and regulations, including with respect to the development of drugs and devices. We may be required to change our business practices and policies as a result of such laws and regulations and may incur substantial compliance-related costs.
Regulators are also using existing laws and regulations to take enforcement actions related to the deployment of AI in ways that result in non-compliance with current laws and regulations. If we fail to comply with AI laws and regulations, we may be subject to sanctions, fines, and reputational damage, orders to stop certain processing of personal data, orders to delete certain data or destroy AI algorithms derived from data collects, legal action on behalf of impacted individuals or other enforcement or other actions. If we fail to take steps to protect our confidential data, trade secrets, IP and personal data, we may be subject to legal, regulatory, financial, and reputational risks. AI technologies present significant opportunities and risks to our business. Harnessing AI’s transformative potential may enable us to speed up the discovery and development of new drugs and devices, optimize our manufacturing processes, and drive efficiencies.
Our failure to use AI technologies in a way that maintains trust, quality and control in our business activities and to capitalize on opportunities presented by AI may also place us at a competitive disadvantage. Failure to address AI risks will reduce our ability to deliver strategic objectives. Also, investments in AI may not realize the benefits that were anticipated.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations and the operations of our suppliers, CROs, CMOs and clinical sites could be subject to earthquakes, power shortages, telecommunications or infrastructure failures, cybersecurity incidents, physical security breaches, water shortages, floods, hurricanes, typhoons, blizzards and other extreme weather conditions, fires, public health pandemics or epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers or suppliers to produce our Commercial Products and our product candidates and on CROs and clinical sites to conduct our clinical trials, and do not have a redundant source of supply for all components of our product candidates. Our ability to obtain sufficient supplies for our Commercial
Products and our product candidates could be disrupted if the operations of these suppliers were affected by a man-
made or natural disaster or other business interruption, and our ability to commence, conduct or complete our clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
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
ITEM 4.INFORMATION ON THE COMPANY
A.History and Development of the Company
Our legal name is Telix Pharmaceuticals Limited. Our company was incorporated under the laws of Australia in January
2017. In November 2017, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the ASX. Since November 13, 2024, we have been dual listed with our ADSs listed on the Nasdaq Global Select
Market, with each ADS representing one of our ordinary shares. JP Morgan Chase Bank, N.A., acts as depositary for the
ADSs.
Our corporate headquarters and registered offices are located at 55 Flemington Road, North Melbourne, Victoria, 3051,
Australia. Our reception telephone number is +61 3 9093 3855. Our agent for service of process in the U.S. is Telix
Pharmaceuticals (US) Inc., located at 11700 Exit 5 Pkwy, Suite 200, Fishers, Indiana 46037. Our website address is
www.telixpharma.com. All information we file with the SEC is available through the SEC’s Electronic Data Gathering,
Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.
The majority of our workforce is in the U.S., based out of our U.S. headquarters in Indianapolis, Indiana or our Dallas,
Texas office, our R&D and manufacturing facilities in Angleton, Texas and Los Angeles and Sacramento, California,
working remotely, or in one of our network of RLS Radiopharmacies that we acquired in January 2025. We also have R&D and manufacturing facilities in Australia (North Melbourne, in completion phase), Belgium (Brussels South), Canada
(Vancouver) and Japan (Yokohama) and offices in Australia (Melbourne, Sydney and Brisbane), Belgium (Brussels and
Liège), Switzerland (Geneva), and Japan (Kyoto).
See “— B. Business Overview” (below) for a discussion of significant events and developments relating to our business and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a discussion of our capital expenditures.
B.Business Overview
Introduction
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
As an established leader and innovator in this field, Telix is differentiated by our deep expertise in radiopharmaceutical drug development and commercialization, our innovative pipeline that spans the cancer care continuum, and our ability to deliver patient outcomes globally. In order to achieve our mission and deliver on our strategy, Telix has structured the business into five operating segments: Therapeutics (Tx), Precision Medicine (Px), International, MedTech and Telix
Manufacturing Solutions (TMS). We report financial results by the three reportable segments: Tx, Px (including
International and MedTech) and TMS. A brief overview is provided below.
•Therapeutics are at the core of the Telix portfolio, as we work to improve and extend patient life. We are currently focused on developing targeted radionuclide therapies for urologic and neurologic oncology, and other solid tumors.
•Precision Medicine is the commercial arm of Telix, focused on bringing diagnostic imaging solutions to market and expanding into new geographies and indications. Precision medicine plays a fundamental role in managing patients and delivering personalized therapeutic solutions. MedTech is advancing surgical solutions and digital products that power Telix’s precision medicines and therapeutics. International is focused on “rest of world” (ex-U.S.)
commercial operations for the Europe, Middle East and Africa ("EMEA"), Asia Pacific ("APAC") and Latin America
regions.
•Telix Manufacturing Solutions is our global network of facilities designed to deliver patient doses worldwide. We are investing in building manufacturing capacity, as well as improving the technology and processes to allow us to deliver products at scale, including next generation alpha therapies. This investment in world-class infrastructure is helping Telix to develop new products and secure critical supplies required to commercialize the future of cancer treatments.
This commitment to end-to-end treatment differentiates Telix and is at the core of our radiopharmaceutical approach.
Australian Disclosure Requirements
Review of operations, likely developments and expected results; Business strategies and prospects for future years
A review of the Group’s operations for the financial year ended December 31, 2025, together with Telix’s business strategies and prospects for future years, can be found in "Item 5. Operating and financial review and prospects" of this
Annual Report. Certain information regarding developments in operations in future years and expected results is excluded, to the extent permitted by law, on the basis that such information relates to the impending developments or matters in the course of negotiation and disclosure would likely result in unreasonable material prejudice to the Group.
Telix discloses its financial performance by operating segments. The Group’s operating segments represent components of the Group that engage in distinct business activities. This provides the most meaningful insight into the nature and financial outcomes of Telix’s activities and is consistent with the way in which the MD & CEO monitors and assesses business performance and resource allocation decisions. Further details on Telix’s segment reporting can be found in
Note 3 of the Financial report.
Principal activities of the Company in the year under review
Telix’s principal activities during the year ended December 31, 2025 were directed to further advancing our standing as a globally recognized theranostics company through executing on our strategy across four strategic pillars:
•Delivering our late-stage therapeutic pipeline: Development of TLX591-Tx (for prostate cancer), TLX250-Tx
(for kidney and other CAIX-expressing cancers), TLX101-Tx (for glioblastoma) and TLX66-Tx (for hematologic cancers).
•Building the next generation of radiopharmaceuticals: Development of TLX592-Tx (TAT candidate for prostate cancer), TLX252-Tx (TAT candidate for kidney and other CAIX-expressing cancers), TLX102-Tx (TAT candidate for GBM and LMD), TLX300-Tx (TAT candidate for soft tissue sarcoma ("STS") and other PDGFRα expressing cancers), TLX090-Tx (bone seeking candidate for bone metastases and pain palliation), and TLX400-Tx (FAP-
targeting therapeutic candidate with pan-cancer potential).
•Growing our industry leading precision medicine business: Development and commercialization of Gozellix and
Illuccix (focus on additional markets and indications), and development of TLX250-Px (Zircaix) and TLX101-Px
(Pixclara) and commercialization, if approved.
•Expanding our global infrastructure for product delivery: Grow manufacturing footprint and capabilities across
North America, Europe and the Asia Pacific region.
For more information on these four strategic pillars, refer to the "Our Strategy" section below.
Our Product Portfolio
Overview
Our portfolio includes both therapeutic and diagnostic radiopharmaceutical product candidates designed for use throughout the continuum of the patient journey, from diagnosis and staging to treatment and ongoing care. We also intend to use our therapeutic and diagnostic radiopharmaceutical product candidates in combination with one another, as a theranostic treatment approach. Our clinical programs include several product candidates that are being evaluated in Phase 1, Phase 2 and Phase 3 clinical trials with multiple expected upcoming data readouts and regulatory filings.
For most of our programs, particularly the prostate, kidney and brain programs, we have generated extensive clinical data that we believe demonstrate the potential of our product candidates to offer meaningful benefits to patients. We believe the targets and indications we are pursuing are well validated and are well suited for the delivery of therapeutic and diagnostic targeted radiation. We believe that our use of imaging to select patients for therapy is also a differentiated aspect of our commercial strategy. We believe that this precision medicine or theranostic approach may increase the potential of our therapeutic development programs, as patients can be selected for therapy with greater confidence that the drug target is sufficiently present to potentially confer therapeutic benefit. This may, in turn, lead to more streamlined and efficient clinical trials, and enable improved patient outcomes.
A summary of our core development pipeline is illustrated below.
Therapeutic pipeline
Precision medicine portfolio
In addition to the development pipeline above, we are also exploring product and indication expansion opportunities with our commercial and late-stage diagnostic portfolio through our lifecycle management programs. Lifecycle management and product development includes two substantial prostate cancer indications for PSMA imaging, AlFluor™, a novel PET radiochemistry solution based on 18F-aluminum fluoride ("AlF"), a staging indication for TLX250-Px, and an expansion into brain metastases for TLX101-Px.

Prostate Cancer and PSMA
Our prostate cancer programs target PSMA, a well-validated protein target for the delivery of both therapeutic and diagnostic radiopharmaceuticals that is highly expressed on prostate cancer cells with low expression on healthy cells.
We believe that our approach to PSMA therapy is unique because our lead product candidates, TLX591-Tx and TLX592-
Tx, use a monoclonal antibody carrier to target prostate cancer, whereas commercially available agents use a small molecule peptide carrier. This approach allows for specific targeting of tumor tissue, differentiated pharmacokinetics and excretion profiles, and prolonged treatment effect enabled by efficient irradiation of tumors. We are also developing a small molecule PSMA therapeutic, TLX597-Tx, and a small molecule-based theranostic pair (RHN001-Tx for therapy and
RHN001-Dx for imaging, through our wholly-owned subsidiary Rhine Pharma), which are intended to enable access to
PSMA theranostics in select geographies.
TLX591-Tx
Our lead therapeutic product candidate TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan) is a lutetium-labelled rADC that we believe has the potential to deliver improved patient outcomes with an efficient dosing regimen. The targeting and pharmacology of TLX591-Tx differs significantly from PSMA-targeting small peptide molecules used in commercially available compounds, and was designed for high internalization, long retention and to be highly selective for tumor-
expressed PSMA. This profile was designed with the goal of enabling a short, patient-friendly dosing regimen that delivers a meaningful therapeutic index and low occurrence of off-target adverse events that are common with the currently marketed PSMA-targeted small peptide molecules.
TLX591-Tx has demonstrated positive safety and efficacy signals following treatment of 242 patients across eight Phase
1 and Phase 2 clinical trials, including up to 42.3 months median survival in a single-arm Phase 2 clinical trial in 17 patients with mCRPC when delivered under a fractionated dosing regimen (Tagawa et al. Cancer. 2019). These studies were not powered for or designed to demonstrate efficacy and results should be interpreted with caution. Efficacy outcomes are presently being evaluated for statistical and clinical significance in a larger Phase 3 randomized controlled trial.
ProstACT Global is a randomized, multinational, multicenter, open-label Phase 3 trial for the treatment of PSMA-positive
mCRPC patients in combination with the standard of care, compared to the standard of care alone. In August 2025, Part 1 of this trial, a dosimetry and safety lead-in portion, completed target enrollment of 30 patients. The results will be presented to the FDA to obtain their agreement for the commencement of the randomized treatment expansion arm (Part
2), in the U.S. Part 2 already has regulatory approvals to commence in Australia, Canada, China, New Zealand, Singapore,
South Korea, Türkiye and the United Kingdom. We dosed the first patients in Part 2 in Australia in December 2025, and are actively dosing patients at multiple clinical trial sites outside the U.S.
This is the first Phase 3 trial to evaluate TLX591-Tx in combination with the standard of care (androgen receptor pathway inhibition or docetaxel) compared to the standard of care alone. The use of TLX591-Tx with current real-world standard of care is intended to differentiate ProstACT Global from other PSMA-targeted trials and reflects our continued
innovation in prostate cancer care and commitment to patient outcomes.
TLX592-Tx
TLX592-Tx (225Ac-RADmAb), is our next generation prostate cancer therapy candidate for targeted alpha therapy ("TAT")
and is our first clinical program based on our proprietary RADmAb-engineered antibody technology. The engineered antibody vector is designed for faster elimination from circulation than standard antibodies. Therefore, it is expected to reduce bone marrow residence time, mitigating the risk of hematologic toxicities while retaining PSMA-mediated tumor localization and exertion of cytotoxic activity. TLX592-Tx is designed to be cleared by the liver without exocrine uptake.
Prior to commencing therapeutic studies with the alpha emitting isotope 225Ac, we conducted the Phase 1 CUPID trial in which we evaluated TLX592-Tx radiolabeled with the imaging isotope 64Cu, in patients with advanced prostate cancer.
We used 64Cu as a surrogate for 225Ac, since 64Cu is detectable by PET, whereas 225Ac is not. We investigated patients with PSMA avid disease based on Illuccix imaging, across three mass dose levels, to assess the safety profile, pharmacokinetics, biodistribution and dosimetry. Based on data from 11 evaluable patients, we observed accelerated elimination from blood circulation compared to the original antibody used in TLX591-Tx, with similar on-target and off-
target biodistribution. There were no treatment-related adverse events observed in the trial.
We have received regulatory approval to commence the Phase 1 FIH therapeutic trial, AlphaPRO, in Australia, designed to evaluate the safety profile of 225Ac-labelled TLX592-Tx.
TLX597-Tx
We are also developing a novel lutetium-labelled, small molecule-based, targeted radionuclide therapy candidate, designated TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA). This candidate is being developed to enable access to lutetium therapy patients in select geographies, and is the subject of the ongoing Phase 2 OPTIMAL PSMA investigator-initiated trial ("IIT"), which is expected to enroll 120 mCRPC patients in Australia.

RHN001-Tx
RHINO is an IIT sponsored by the Nuclear Medicine Research Infrastructure ("NuMeRI") at the University of Pretoria in
South Africa, exploring clinical utility of a theranostic pair derived from RHN001 (PSMA-GCK01), a PSMA-targeting small molecule. RHN001 was developed through a collaboration between Telix and Heidelberg University Hospital ("UKHD"), which resulted in pre-clinical validation and FIH evaluation of rhenium-188 (188Re) based radiopharmaceutical therapy and technetium-99m (99mTc) based SPECT imaging (Cardinale et al. J Nucl Med. 2023).
This theranostic pair, designated RHN001-Tx (for therapy) and RHN001-Dx (for imaging), have the potential to enable access to radiopharmaceuticals for patients in certain geographies where 177Lu availability may be limited. They can be produced using compact, easily-transportable generators, potentially under practice of pharmacy as with other generator-based radiopharmaceuticals, with imaging performed using widely available SPECT scanners.
The RHINO trial is a Phase 1/2a theranostic trial exploring the safety profile and dosimetry of both RHN001-Tx and
RHN001-Dx in patients with advanced prostate cancer. Its primary objective is to identify the recommended Phase 2 dose ("RP2D"), and schedule of administration for RHN001-Tx in men with progressive PSMA-positive prostate cancer who have had adjuvant androgen deprivation therapy and/or taxane-based chemotherapy. Secondary objectives are to assess the overall safety profile and the dosimetry of RHN001-Tx and RHN001-Dx in men with prostate cancer and health-related quality of life.
The first cohort of patients received RHN001-Dx for safety and dosimetric analysis. The second cohort received
RHN001-Tx for safety and dosimetric analysis, while the third cohort (in progress) will receive escalating doses of
RHN001-Tx to identify the RP2D and schedule of administration for RHN001-Tx.
PSMA-PET imaging
Our prostate cancer portfolio also includes Illuccix and Gozellix, our commercially available 68Ga-labelled PSMA-PET imaging agents. The “cold kit” format enables rapid radiolabeling at room temperature with high radiochemical purity and production consistency, suited to the commercial and hospital radiopharmacy setting. Illuccix is approved in the U.S.,
Australia, Brazil, Canada, the United Kingdom and in 19 European Economic Area member states. Gozellix was approved in the U.S. in March 2025 and the U.S. Centers for Medicare & Medicaid Services ("CMS") granted Transitional Pass-
Through ("TPT") payment status in September 2025. This designation enables separate reimbursement for Gozellix under the Hospital Outpatient Prospective Payment System ("HOPPS"), taking effect from 1 October 2025 for three years, marking a significant milestone in Telix’s U.S. commercial strategy. Approved indications for patients with prostate cancer include staging of high-risk patients, identification of suspected recurrence, and selection for PSMA-directed therapy (Illuccix only). In September we received a Prior Approval Supplement ("PAS") to update the U.S. Prescribing
Information for Illuccix. The Illuccix label now includes patient selection for RLT in the pre-taxane setting. During FY 2025, our Precision Medicine business generated revenue of $621.9 million, primarily through sales of Illuccix and Gozellix.
We are exploring potential future utilization in additional indications for prostate cancer patients through our lifecycle management program and growing our global PSMA-PET imaging presence through expansion into new geographies.
In June 2025, we launched a novel PET radiochemistry solution based on 18F-aluminum fluoride ("AlF"), named "AlFluor™".
The AlFluor platform technology enables flexible radiolabeling of PSMA with either AlF or 68Ga. It also has the potential to be used with ligands targeting neuroendocrine tumors ("NETs") and FAP, as well as other novel imaging agents under development by Telix and our strategic partners. Developed to combine the imaging benefits of 18F with the convenience of 68Ga kit-based workflows, the AlFluor platform supports both centralized cyclotron manufacturing and distributed
“shake-and-inject” kit production. This flexibility allows a complementary product with the same targeting agent to be labeled with either isotope, catering to clinical setting or physician preference. As part of AlFluor’s development, we signed a strategic agreement with University Hospital Ghent and Ghent University for a novel [18F]AlF-PSMA-11 targeting agent, which we have designated as TLX593-Px.
Bone Metastases and Pain Palliation
TLX090-Tx
TLX090-Tx (153Sm-DOTMP) is our novel kit-based bone-seeking targeted radiopharmaceutical product candidate that uses a next generation chelating agent, DOTMP, to deliver a proprietary lower specific activity formulation of
Samarium-153 radioisotope, and is optimized for improved targeting, safety and clinical versatility. Importantly, TLX090-
Tx builds on FDA’s prior approval of the active moiety Samarium-153 (153Sm, used in Quadramet) while overcoming key limitations of legacy formulations, such as skeletal saturation and calcium-binding risks.
153Sm is a beta-emitting radioisotope with a 46-hour half-life, and the chelating agent DOTMP selectively targets sites of high bone mineral turnover, a known characteristic of bone metastases, while minimizing off-target migration. We believe that TLX090-Tx may be administered as a single dose, multiple doses and higher dose regimens for pain management of bone metastases and osteosarcoma therapy, including in pediatric patients. We believe that TLX090-Tx is highly aligned with our existing therapeutic focus areas of prostate cancer, glioma and sarcoma.
In October 2025, we dosed the first patient in a Phase 1 clinical trial of TLX090-Tx called SOLACE (Samarium Optimized for Long-lasting Analgesia in Cancerous End-stage bone pain). This open-label Phase 1 clinical trial is expected to enroll up to 33 patients with advanced cancer that has metastasized to the bony skeleton and is designed to evaluate the pharmacokinetics, dosimetry, safety, and pain palliation of TLX090-Tx. Data from SOLACE aims to establish clinical comparability to legacy 153Sm treatments, which we believe may support a streamlined registration pathway as an analgesic, paving the way for a much-needed, non-opioid solution for patients living with bone pain in the late stages of advanced cancer. The novel cold-kit formulation and pharmacy-based distribution of TLX090-Tx may also aid in overcoming barriers to treatment due to cost and supply chain limitations associated with legacy products.
Kidney Cancer and CAIX
Our target for kidney cancer is carbonic anhydrase IX ("CAIX"), a scientifically validated target in ccRCC, which is the most prevalent and one of the most aggressive subtypes of kidney cancer. CAIX is a cell surface protein that is highly expressed in ccRCC, and in many other solid tumors in the hypoxic tumor micro-environment. We believe this association between hypoxia, disease progression, and therapeutic resistance underscores the relevance of this target. To target
CAIX, we use a monoclonal antibody, girentuximab, which is designed to have a high degree of selectivity and affinity for the target. A single hepatically cleared agent is used for both imaging and therapy, with differing radioisotopes, to minimize renal excretion, an advantage for assessing or treating primary disease. We believe the target profile and properties of girentuximab make the ccRCC phenotype promising as the first therapeutic indication for TLX250-Tx, our targeted radiation therapeutic product candidate.
TLX250-Tx
Our CAIX-targeting therapeutic candidate is TLX250-Tx (177Lu-DOTA-girentuximab), a rADC that we are developing for the treatment of advanced metastatic kidney cancer.
We have had our ethics application approved in Australia and are presently initiating the LUTEON study, a global Phase
2/3 trial of of TLX250-Tx as a monotherapy in participants with recurrent ccRCC, who have progressive disease on or after two and no more than three prior lines of therapy. The primary objective in Part 1 is to select the recommended
Phase 3 dose ("RP3D") to be administered in Part 2 from the two dose regimens administered in Part 1. The primary objective in Part 2 is to compare the median progression free survival ("mPFS") of treatment with TLX250-Tx with that of the SOC comparator as assessed by blinded independent central review.
TLX250-Tx is currently under investigation in the Phase 1b/2 STARLITE-1 investigator-initiated trial for kidney cancer, where it is being evaluated in combination with immune checkpoint and tyrosine kinase inhibitors in up to 100 patients.
This single arm, Phase 2 study is evaluating the efficacy of TLX250-Tx in combination with nivolumab and cabozantinib in patients with previously untreated ccRCC.
We believe the combined diagnostic and therapeutic potential of the girentuximab platform may also extend into other cancers that significantly express CAIX, including certain Von Hippel Landau ("VHL") induced cancers, ovarian cancer, triple-negative breast cancer and bladder cancer. We believe that proof-of concept imaging data in patients with triple-
negative breast cancer and bladder cancer supports future development of TLX250-Tx in these indications.
TLX252-Tx
TLX252-Tx (225Ac-DOTA-girentuximab) is a CAIX-targeting rADC alpha therapy candidate being developed as a potential follow-on to the TLX250-Tx (beta) program.
TLX250-Px is used as an imaging surrogate for TLX252-Tx. The ZIRDOSE Phase 1 study characterized the biodistribution and dosimetry of TLX250-Px in patients with ccRCC, enabling extrapolation to 225Ac (Merkx et al. EJNMMI. 2021).
Additionally, investigator-initiated trials demonstrated effective tumor targeting with TLX250-Px in triple-negative breast cancer (Rousseau et al. EJNMMI. 2025) and non-muscle-invasive bladder cancer (Rousseau et al. Cancers. 2025), indicating the potential for CAIX-targeted alpha therapy beyond ccRCC.
These findings, along with preclinical studies demonstrating efficacy for TLX252-Tx, support initiation of an administered-activity escalation trial of TLX252-Tx for patients with advanced metastatic kidney cancer and other CAIX-
expressing tumors. Regulatory approval has been obtained in Australia for ALPHIX, a Phase 1 FIH study.
TLX250-Px
Our imaging candidate TLX250-Px is a PET diagnostic imaging agent that is under development to characterize indeterminate renal masses as ccRCC or non-ccRCC in a non-invasive manner. The pivotal Phase 3 ZIRCON trial evaluating TLX250-Px in 300 patients, of which 284 were evaluable, met all primary and secondary endpoints, including showing 86% sensitivity and 87% specificity and a 93% positive-predictive value ("PPV"), for ccRCC across three independent readers (Shuch et al. Lancet Oncol. 2024). We believe this demonstrated the ability of TLX250-Px to reliably detect the clear cell phenotype and provide an accurate, non-invasive method for diagnosing ccRCC. Confidence intervals exceeded expectations in all three readers, showing evidence of high accuracy and consistency of interpretation.
We submitted a BLA for TLX250-Px to the FDA for regulatory approval in December 2023 for characterization of masses as ccRCC. The BLA was granted on a rolling review process. We completed the BLA submission in May 2024, and in July
2024, the FDA declined to review the BLA and issued an RTF determination. The denial of acceptance for filing was based on a filing concern related to demonstrating adequate sterility assurance during dispensing of TLX250-Px in the radiopharmacy production environment. In December 2024 we resubmitted our BLA to the FDA for TLX250-Px, and the
FDA accepted our application in February 2025. In August 2025, the FDA issued a Complete Response Letter ("CRL")
citing deficiencies relating to the Chemistry, Manufacturing, and Controls ("CMC") package. The FDA requested additional data to establish comparability between the drug product used in the ZIRCON Phase 3 clinical trial and the scaled-up manufacturing process intended for commercial use. Additionally, the FDA documented notices of deficiency
(Form 483) issued to two third-party manufacturing and supply chain partners that required remediation prior to resubmission. In December 2025 we participated in a Type A meeting with the FDA to align on plans to address CMC deficiencies cited, and in January 2026 we participated in an additional Type A meeting to align on plans to address comparability between the clinical drug product and that intended for commercial use. Following these meetings, Telix believes it has alignment with the Agency on key resubmission aspects, and is working both internally and with third-
party vendors to implement these items for resubmission. While we believe that the planned remediation of the BLA for
TLX250-Px will meet FDA requirements, there can be no assurance that, once resubmitted, the FDA will accept our BLA for review, or approve TLX250-Px. If approved, TLX250-Px would be the first targeted radiopharmaceutical imaging agent for kidney cancer to be approved in the U.S.
In October 2025, TLX250-Px was included for the first time in joint guidelines from the Society of Nuclear Medicine and
Molecular Imaging ("SNMMI"), the European Association of Nuclear Medicine ("EANM") and The American College of
Nuclear Medicine ("ACNM") for molecular imaging of renal masses (Rowe et al. J Nucl Med. 2025). This is an important development for Telix and will help raise awareness of this breakthrough precision diagnostic. Subject to regulatory approval, endorsement by this expert global multidisciplinary panel will help to drive adoption and implementation into clinical workflows, supporting clinical utility and enhancing decision-making to improve patient outcomes.
In November 2025, we announced new data from the ZIRCON-X study, which found that almost half of all patients
(48.6%) imaged with TLX250-Px PET/CT would undergo a change in clinical management, when compared with SOC imaging. ZIRCON-X was a non-interventional, prospective, post-hoc study sponsored by Telix – using imaging data from
Telix’s parent pivotal Phase 3 ZIRCON study – that assessed the impact of TLX250-Px imaging on clinical decision-
making versus SOC contrast-enhanced diagnostic imaging in 294 patients with indeterminate renal masses ("IRMs").
As part of our commitment to provide access to medicine, we are running an expanded access program ("EAP") in the
U.S., named patient programs ("NPPs"), in Europe, and a special access scheme ("SAS") in Australia to allow access to
TLX250-Px outside of a clinical trial to patients for whom there are no comparable or satisfactory alternative options.
We also intend to conduct a label-expanding Phase 3 trial of TLX250-Px for the imaging of patients with metastatic
ccRCC. We believe TLX250-Px is a natural follow-on product to Illuccix as it is targeted at the same clinician users, the urologist and urologic oncologist, and leverages our existing commercial infrastructure.
In June 2023, we dosed the first patient in the Phase 2 STARBURST trial of TLX250-Px exploring CAIX expression in patients with a diverse range of solid tumors for potential therapeutic and diagnostic applications. This trial was designed to identify new therapeutic indications for TLX250-Tx through the use of molecular imaging with TLX250-Px. In May
2025 the decision was taken to conclude the trial in the interests of utilizing clinical resources and patient time more effectively - directing our focus towards theranostic studies that could offer both diagnostic insight and a novel treatment option to the patients. We believe the integrated approach will yield greater clinical benefits for patients.
Glioma and LAT1/LAT2
Our targets for glioma are L-type amino acid transporters 1 and 2 ("LAT1" and "LAT2"), validated targets that are highly expressed in several solid tumors, including malignancies of the central nervous system ("CNS"). We believe that the
LAT1 and LAT2 receptors, which are expressed on both sides of the blood-brain barrier, are suitable targets for the delivery of radiation to both primary CNS malignancies and metastases from non-CNS cancers such as lung and breast cancer. As such, we believe there are several potential indications for theranostic radiopharmaceuticals targeting LAT1 and LAT2.
TLX101-Tx
Our therapeutic product candidate, TLX101-Tx (iodofalan 131I), is a systemic therapy directed at the LAT1 receptor for the treatment of glioblastoma. We are using a small molecule for this therapy due to the need to cross the blood-brain barrier to reach its target. TLX101-Tx has received orphan drug designation in the U.S. and Europe for the treatment of glioma.
Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TLX101-Tx will receive marketing approval.
We are evaluating TLX101-Tx in the front-line and recurrent disease settings where we have observed preliminary clinical evidence of anti-tumor effect and disease stabilization. We completed the Phase 1/2 IPAX-1 trial of TLX101-Tx in combination with external beam radiation therapy in patients with recurrent glioblastoma. IPAX-1 enrolled ten patients, met its primary endpoint of safety and tolerability of TLX101-Tx and demonstrated preliminary efficacy data that supports continued development (Pichler et al. Neuro-Oncology Advances. 2024). The Phase 1 IPAX-2 trial is designed to enroll up to 15 patients to evaluate the safety of treatment of patients with newly diagnosed glioblastoma with TLX101-Tx in combination with standard of care external beam radiation and chemotherapy. In IPAX-2, the second patient cohort has completed and the third cohort is fully enrolled. As the primary goal of a Phase 1 study is to demonstrate safety and tolerability criteria in a small patient population, these studies are not powered for or designed to demonstrate efficacy.

TLX101-Tx was also the subject of the investigator-led Phase 2 IPAX-Linz trial, in patients with recurrent glioblastoma, which reported positive preliminary results in April 2025.
In July 2025, we received ethics approval in Australia to commence a Phase 3 trial of TLX101-Tx in patients with recurrent glioblastoma, and in November 2025 we received health authority approval to commence the trial in Europe.
TLX101-Tx is the first radiopharmaceutical candidate for recurrent glioblastoma to enter Phase 3 development.
TLX102-Tx
TLX102-Tx (211At astato-L-phenylalanine, or 211At-APA) is a LAT1-targeting small molecule-based alpha therapy candidate that we are developing as a potential complement to the TLX101-Tx and TLX101-Px programs. TLX102-Tx has demonstrated pre-clinical proof-of-concept (Watabe et al. Oncotarget. 2020) and we believe that TLX102-Tx has the potential for favorable efficacy and safety profile in future human clinical trials in patients with glioblastoma, leptomeningeal disease, and multiple myeloma. Due to comparable target binding and molecular structure, we expect that data from our existing LAT1 theranostic programs, TLX101-Px and TLX101-Tx, will complement and inform the clinical and regulatory development strategy for TLX102-Tx. In August 2020, TLX102-Tx was granted orphan drug designation from the FDA in the U.S. for the treatment of multiple myeloma and in November 2025, TLX102-Tx was granted orphan drug designation from the FDA for the treatment of malignant gliomas. Orphan drug designation may not lead to a faster development or regulatory review or approval process in multiple myeloma or glioma and does not increase the likelihood that TLX102-Tx will receive marketing approval in either of these disease areas.
TLX101-Px
Our imaging candidate, TLX101-Px, also known as floretyrosine F18, is a PET diagnostic agent designed to image cancerous lesions in the brain by targeting the LAT1 and LAT2 receptors. 18F-FET is widely used in many jurisdictions and is recommended by the joint guidelines from the European Association of Nuclear Medicine ("EANM"), European
Association of Neuro-Oncology ("EANO"), Society of Nuclear Medicine and Molecular Imaging ("SNMMI"), Response
Assessment in Neuro-Oncology ("RANO"), The European Society for Pediatric Oncology and The Response Assessment
in Pediatric Neuro-Oncology for the characterization of recurrence in glioma patients (Galldiks et al. Lancet Oncol. 2025).
In June 2025, TLX101-Px was included in updated National Comprehensive Cancer Network® ("NCCN") Clinical Practice
Guidelines in Oncology ("NCCN Guidelines®") for Central Nervous System Cancers (V1.2025) for PET imaging of gliomas:
Delineation of tumor extent, diagnostic biopsy planning, radiotherapy planning for better visualization of tumor margins, and differentiating tumor progression- and treatment-related changes per RANO/EANO/SNMMI guidelines. In October
2020, TLX101-Px was granted orphan drug designation by the FDA in the U.S. for the imaging of glioma. Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TLX101-Px will receive marketing approval.
In August 2024, we submitted a NDA to the FDA for TLX101-Px for the characterization of progressive or recurrent glioma from treatment related changes in both adult and pediatric patients through the 505(b)(2) NDA regulatory pathway. In October 2024, the FDA accepted the NDA, granted priority review and assigned a PDUFA goal date of April
26, 2025. In April 2025, the FDA issued a CRL citing the need for additional confirmatory clinical evidence to progress the application. In September 2025 we reached agreement with the FDA regarding the required resubmission package, which includes a retrospective analysis to supplement clinical data. We are currently finalizing our resubmission package and will provide an update upon filing. There is no guarantee that the FDA will approve the NDA by the PDUFA goal date, if at all. TLX101-Px was granted fast track designation by the FDA for this indication in April 2024. Fast track or orphan drug designations may not lead to a faster development or regulatory review or approval process, and do not increase the likelihood that TLX101-Px will receive marketing authorization.
In February 2026, we submitted a MAA for TLX101-Px in a selection of European countries, with France acting as RMS.
The French National Agency for Medicines and Health Products Safety, ANSM, in its capacity as RMS is responsible for coordinating and leading the scientific evaluation of the dossier, in collaboration with the Concerned Member States.
There can be no assurance that the MAA will be validated, or that marketing authorizations for TLX101‑Px will ultimately be granted.
As part of our commitment to provide access to medicine, we are running an EAP in the U.S. to allow access to TLX101-
Px outside of a clinical trial to patients for whom there are no comparable or satisfactory alternative options.
We also intend to conduct a label-expanding Phase 3 trial of TLX101-Px for the imaging of patients with brain metastases from non-brain cancers, including lung and breast cancer.
Other Solid Tumors and Hematologic Oncology
Soft Tissue Sarcoma and PDGFRα: TLX300-Tx and TLX300-Px
Our product candidates TLX300-Tx and TLX300-Px employ antibody-directed targeted radiation for both therapeutic and patient selection applications against platelet-derived growth factor receptor alpha ("PDGFRα"); activation of
PDGFRα is associated with cancer proliferation, metastasis, invasion, and angiogenesis. Eli Lilly Kinsale Limited provided us with a license for olaratumab, a naked antibody that was formerly marketed as Lartruvo. We re-purposed olaratumab as a radiopharmaceutical product candidate.

In April 2025, we dosed the first patient in ZOLAR, a first-in-human Phase 1 proof-of-concept targeting and biodistribution trial using TLX300-Px. We intend to develop the therapeutic application of TLX300-Tx for the treatment of advanced soft tissue sarcoma ("STS") and other PDGFRα expressing cancers. We have not yet determined the specific therapeutic isotope that we will use in therapeutic trials.
TLX300-Px (89Zr-DFOsq-olaratumab, including our proprietary DFO-squaramide chelator) is an imaging candidate that we are developing for use with TLX300-Tx as a theranostic pair.
Hematologic Oncology and CD66
In hematologic oncology and bone marrow conditioning ("BMC"), we are exploring the potential utility of targeted radiation to ablate bone marrow as part of a pre-conditioning regimen for bone marrow transplantation, novel stem cell therapies and gene therapies, each of which requires conditioning prior to treatment. The standard of care involves using highly toxic chemo-ablation techniques that require long hospitalization times and significant treatment-related morbidity and mortality risks, which considerably limit patient access to these therapeutic interventions. We believe that a safe, durable and short internment treatment could be transformative to many facets of cancer and autoimmune disease treatments that require BMC.
TLX66-Tx
Our antibody-based product candidate TLX66-Tx (90Y-DTPA-besilesomab) is designed to target cluster of differentiation
66 ("CD66"), a well-validated leukocyte and neutrophil target. TLX66-Tx has been evaluated as a therapeutic bone marrow conditioning agent in approximately 80 patients with results that support continued development, both as a monotherapy and in combination with low dose chemotherapy conditioning regimes (Orchard et al. Bone Marrow
Transplantation. 2024). In June 2025, the first patient was dosed in a Phase 2 IIT in pediatric high-risk leukemia. We also plan to evaluate TLX66-Tx in a Phase 2 clinical trial as a BMC agent in patients with acute myeloid leukemia who are not suitable for conventional BMC regimes.
In March 2022, TLX66-Tx was granted orphan drug designation by the FDA in the U.S. as a conditioning treatment prior to hematopoietic stem cell transplant ("HSCT"). TLX66-Tx was granted orphan drug designation in Europe in October
2019. Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TLX66-Tx will receive marketing approval.
We believe that the imaging application of besilesomab could support patient selection for TLX66-Tx by informing healthcare providers whether sufficient activity will be absorbed by a patient’s bone marrow. TLX66-Px, an imaging application of besilesomab, has already been commercialized and is an approved product (marketed as Scintimun) for imaging osteomyelitis (bone infection) in 32 European countries and Mexico. Scintimun was previously manufactured and distributed by Curium Pharma through an out-license from Telix via the acquisition of TheraPharm in 2020. Following a strategic review of the asset, we brought sales and marketing in-house during 2025, with plans to significantly augment commercial distribution and indication expansion. TLX66-Px has not received marketing approval in the U.S.
Pan-Cancer, CAIX and FAP
Our pan-cancer programs target CAIX and fibroblast activation protein ("FAP"), two well-validated targets with pan-
cancer potential. This complementary approach targeting CAIX and fibrosis is a potential “double hit” at the tumor micro-
environment, with potential to provide a synergistic benefit when combined with other systemic treatments such as immuno-therapies.
We have observed encouraging preliminary clinical data in bladder and breast cancers with our CAIX-targeting TLX250 platform, and in March 2025, we completed a transaction to expand our theranostic pipeline with a portfolio of next generation FAP-targeting assets. Our FAP development program is exploring potential in a range of solid tumors, as many cancers are known to express this target either in the tumor micro-environment, like breast cancer, or directly on malignant lesions, like sarcomas. Our lead therapeutic candidate, TLX400-Tx, has been administered in approximately
150 patients in a compassionate use setting covering multiple tumor types.
Operations and Manufacturing Activities
Our corporate headquarters are located in Melbourne, Australia. The majority of our workforce is in the U.S., based out of our U.S. headquarters in Indianapolis, Indiana, or our Dallas, Texas office, our R&D facilities in Angleton, Texas and Los
Angeles and Sacramento, California, working remotely, or in one of our network of radiopharmacies that we acquired in
January 2025 as part of our acquisition of RLS. We also have facilities in Australia (Melbourne, Sydney and Brisbane),
Belgium (Brussels and Liège), Switzerland (Geneva), Japan (Kyoto and Yokohama) and Canada (Vancouver). We are
investing significantly to build a world-class vertically integrated supply chain, superior manufacturing and distribution capabilities, and the ability to deliver radiopharmaceuticals to all major global markets.
We believe the impact of our investment into supply chain, manufacturing, distribution, and commercial capabilities to date is clearly demonstrated through the successful commercial launch of Illuccix. Leveraging our extensive network of partners, we have expanded manufacturing capabilities to support the scale-up of commercial sales of Illuccix and, since
2025, Gozellix. Furthermore, our widespread distribution network, encompassing over 225 radiopharmacies across the
U.S., is designed to ensure flexibility and reliability in delivering Illuccix and Gozellix imaging doses to patients.

We continue to invest to strengthen our vertically integrated supply chain and manufacturing model. In 2023 we opened our TMS facility located in Brussels South, Belgium. At approximately 30,000 square feet, it is one of the largest radiopharmaceutical production facilities in Europe, with nine GMP lines, clean rooms, a radiopharmacy, and two cyclotrons. We expect this facility to deliver significant flexibility and reliable supply for our growing commercial production requirements. It also serves as a vital hub for research and development, specifically in manufacturing scale-
up and production of next generation radiopharmaceuticals, including both alpha-emitters and beta-emitters. In May
2025, TMS Brussels South received notice of GMP accreditation for Illuccix, and delivered first GMP grade commercial radiopharmaceutical doses in June 2025.
In December 2022, we acquired Optimal Tracers, a Sacramento-based company that provides radiochemistry process development services and research tracers for use in clinical trials. The acquisition expanded our translational radiochemistry capability and established a U.S.-based laboratory (now known as TMS Sacramento) and production footprint for manufacturing doses of radiopharmaceutical to support clinical trials.
In April 2024, we acquired IsoTherapeutics, which is enabling us to internalize select aspects of our development programs, with the goal of reducing cost and time to achieve technical milestones.
In April 2024, we acquired ARTMS, further enhancing the vertical integration of our supply chain and manufacturing, with the goal of facilitating broader patient access to therapeutic and diagnostic radiopharmaceuticals through ARTMS’ high-
yield production techniques. In March 2025, ARTMS' drug master file ("DMF"), for gallium-68 production using its
QUANTM Irradiation System® ("QIS®") cyclotron technology was referenced for the first time with a FDA-approved product, with Gozellix. This approval enables radiopharmacies and hospitals using QIS and associated targets to produce multi-Curies of 68Ga for use with Gozellix. We believe that the expanded distribution radius and increased dose production capacity, compared to existing gallium-based PET tracers, will facilitate broader and more equitable access.
In January 2026, ARTMS' DMF for gallium-68 production using QIS was referenced with Illuccix. In addition, use of
ARTMS’ technology is being expanded internationally including at Telix cyclotron facilities. This includes TMS Brussels
South, where QIS was installed on both cyclotrons during 2025, with zirconium-89 and gallium-68 subsequently produced.
In January 2025, we acquired RLS (USA) Inc., the only Joint Commission-accredited U.S. radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The RLS acquisition – including over 30 radiopharmacies across the U.S. – augments our existing distribution network for last-mile delivery and provides expansionary space to build out a radiometal production network to meet future demand for radiopharmaceuticals. The process to install cyclotrons at selected RLS radiopharmacy locations is underway.
In March 2025, we announced the establishment of a joint venture with R2PHARMA, structured as Telix Innovations Brazil
Ltda. (the "JV"), to commercialize and distribute our therapeutic and diagnostic radiopharmaceutical products in Brazil,
The JV further strengthens the partnership established in 2019, with a commitment to jointly bring to market innovative and first-in-class therapeutic radiopharmaceuticals and imaging agents in Brazil. The JV is expected to hold an exclusive license to commercialize and distribute Illuccix, as well as future product candidates, once all required regulatory, licensing, and governmental authorizations are obtained. Until such authorizations are granted, Illuccix continues to be distributed in Brazil by one of the JV’s affiliated companies within the R2PHARMA Group.
In June 2025, we established TMS Yokohama in Japan, Telix’s first cyclotron facility in the APAC region. TMS Yokohama will serve as a hub for commercial and clinical supply, and future research and development. It expands Telix’s global production network which includes in-house and partner facilities. Originally opened in 2018, the site comprises a cyclotron and multiple production hot cells and was designed and built by JFE Engineering ("JFE"), as the Contract
Manufacturing Organization ("CMO"), for TLX250-Px in Japan and China, including for the ZIRCON-CP study. We believe that taking over the lease and operational management of this facility will provide greater control over existing clinical supply with the possibility to expand production to other Telix investigational and future commercial products in the region, including Illuccix, and TLX101-Px for Greater Tokyo, and TLX591-Tx for the APAC region, if marketing authorization of the product candidates is granted. Further, we plan to install ARTMS' QIS cyclotron technology, which we believe will facilitate standardized, high-efficiency and cost-effective production of zirconium-89 supporting TLX250-
Px production.
During 2025, we progressed the construction of a new facility in Melbourne, Australia, to be known as TMS North
Melbourne, for early-phase clinical research and radiopharmaceutical production, to support APAC translational research and clinical trials. In September 2025, both TMS North Melbourne and TMS Yokohama were granted radiation licenses for a broad range of clinically and commercially important medical isotopes.
Our Opportunity
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
Our therapeutic radiopharmaceutical platform harnesses the power of radioactive isotopes combined with multi-platform targeting agents to deliver targeted radiation directly to the tumor site. These therapeutic product candidates have the potential to be stand-alone treatments or as complements to existing treatment modalities to address areas of high unmet medical need. Due to our expertise in the multiple components of radiopharmaceuticals we believe we are able to create theranostics in an “agnostic” manner, pairing the right delivery mechanism with the right isotope most likely to be suited for the tumor being treated.
We intend to pair each therapeutic with a diagnostic imaging agent, this underpins the “theranostic” approach whereby two conjugates are used to target the same cell-surface receptor, one for detection, localization or staging, and the other for selective destruction of target cancer cells. When used in tandem to plan and execute treatment, and then to assess response and monitor for progression, we believe this approach allows the delivery of truly personalized therapy to patients.
Our Strategy
Our strategy is to launch innovative imaging agents in our core disease areas, while financing the development of therapeutic product candidates, including next generation radiopharmaceuticals. This strategy is underpinned by a vertically integrated approach to supply and manufacturing, and is supported by a first-class commercial organization ensuring global patient access to our products and product candidates, if approved.
Our strategy is designed to deliver on our purpose and mission and reflects the evolution of our business into a global, multi-product commercial-stage company with a deep theranostic pipeline. This approach, we believe, will deliver benefits to patients and returns to shareholders over the near and long-term.
The four strategic pillars central to achieving our mission are:
1. Deliver our late-stage therapeutic pipeline
We aim to build both breadth and depth in oncology and to address areas of significant unmet medical need, both for large oncology indications such as prostate cancer and kidney cancer, as well as rare oncology indications such as glioma. This is based on a target selection process that is aligned with our expertise in radiation biology.
In August 2025, we completed target enrollment in Part 1 of the Phase 3 ProstACT Global study of TLX591-Tx (lutetium
(Lu177) rosopatamab tetraxetan), our lead rADC candidate for advanced prostate cancer. In December 2025, we dosed first patients in Part 2 (randomization) in Australia with sites also recruiting in Canada and New Zealand. The study is also approved to commence in China, Japan (Part 1 only), Singapore, South Korea, Türkiye and the United Kingdom. This multinational Phase 3 study is to investigate and evaluate the potential benefits and risks associated with TLX591-Tx, when administered together with SOC and compared to SOC alone.
We are also advancing TLX250-Tx and TLX101-Tx into late-stage clinical trials for the treatment of kidney cancer and glioblastoma, respectively. In 2025, we received regulatory approval in Australia and the European Union to commence the Phase 3 IPAX-BrIGHT pivotal trial of TLX101-Tx with sites open for enrollment, and received regulatory approval in
Australia to commence LUTEON, a global Phase 2/3 trial of TLX250-Tx. We believe that each of our product candidates is currently the most advanced systemic radiotherapy in its respective indication.
2. Build the next generation of radiopharmaceuticals
We have established a track-record in identifying validated clinical product candidates that can be optimized as radiopharmaceutical therapies to develop them through to commercial products. We are leveraging this capability to expand our pipeline with next generation radiopharmaceuticals, particularly targeted alpha-emitting therapies, through business development, as well as internal R&D programs and collaborations. Through our existing clinical programs and dedicated research facilities in the U.S., Australia and Europe, we are focused on the development of alpha therapy candidates as a future pipeline expansion opportunity, and on building supply and manufacturing capabilities required to support an eventual commercial launch.
We are advancing TLX592-Tx, TLX252-Tx and TLX102-Tx, our next generation (alpha) therapy candidates for prostate, kidney and brain cancer into clinical trials. In 2025, we received regulatory approval to commence Phase 1, first-in-
human studies of TLX592-Tx and TLX252-Tx. During the year, we dosed first patients in a Phase 1, first-in-human imaging study of TLX300-Px, aiming to demonstrate proof of concept for therapy in soft tissue sarcoma ("STS") and other platelet derived growth factor receptor alpha ("PDGFRα") positive tumors. In 2025, we dosed first patients in the
Phase 1 SOLACE study of TLX090-Tx, Telix's therapy candidate for pain palliation of osteoblastic bone metastases, and also acquired a suite of clinically validated theranostic candidates (including TLX400-Tx) targeting fibroblast activation protein ("FAP"), widely considered to be one of the most promising targets for both cancer imaging and therapy.
In January 2025, we acquired a pipeline of next generation therapeutic candidates, a proprietary novel biologics technology platform, and a protein engineering and discovery research facility based in Los Angeles, California, from antibody engineering company ImaginAb, Inc. ("ImaginAb"), to enhance existing innovation capabilities. This provides us with a pipeline of early-stage drug candidates against high-value targets including delta-like ligand 3 ("DLL3"), and integrin αvβ6, as well as several other novel targets in discovery stage. We believe these next generation drug candidates fit synergistically with our therapeutics pipeline, enabling expansion to future therapy areas with unmet clinical need. The acquired intellectual property utilizes small engineered antibody formats that enable highly specific cancer targeting, combined with fast tumor uptake and blood clearance. This technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with alpha emitters of particular interest.

In March 2025, we announced a validated breakthrough generator technology for the production of the alpha-emitting isotope, lead-212 (212Pb) and successfully completed first production. The new generator technology, being developed internally by our IsoTherapeutics team, produces 212Pb via a Thorium-228 (228Th) emanation source, and significantly increases the amount of radioactivity, yield and shelf life compared to currently available 212Pb generators. The production footprint has been designed to be deployed throughout Telix’s (and select partner) manufacturing and distribution networks, including RLS Radiopharmacies.
3. Grow our industry-leading Precision Medicine business
Leveraging the success of our first commercial product, Illuccix, we intend to broaden our commercial footprint in precision medicine by:
•Expanding Illuccix and Gozellix into new indications and geographies and the continued successful launch of
Gozellix in 2026.
•Obtaining marketing authorization for TLX250-Px, which will expand our urology portfolio with potential to become the first-in-class targeted radiopharmaceutical imaging agent for ccRCC.
•Obtaining marketing authorization for TLX101-Px for the imaging of glioma.
4. Expand our global infrastructure for product delivery
To develop and deliver radiopharmaceuticals, which have a relatively short shelf life due to their unique properties, supply chain, manufacturing and logistics are vitally important. TMS is a global network of facilities, where our continued
focus and investment in infrastructure and technologies is equipping Telix to deliver patient doses worldwide.
Telix has made a number of strategic acquisitions to grow our manufacturing capability and footprint. Going forward,
TMS will be focused on activities including:
•Preparing selected RLS Radiopharmacies sites for cyclotron installation with ARTMS QIS technology, to increase efficiency and improve yields when producing radioisotopes, and establish a next generation radiometal production network.
•Expanding the deployment of the ARTMS QIS technology including at our state-of-the-art TMS facility in Brussels
South, Belgium – one of the largest of its kind in Europe, and TMS Yokohama.
•Increasing GMP production at TMS Brussels South.
•Completing the fit-out at TMS North Melbourne and scaling up of operations at TMS Yokohama.
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
Many existing cancer therapies are non-selective and as a result can act against healthy tissue and vital organs while treating disease. Existing external beam radiation therapy ("EBRT"), approaches are effective but typically only deliver localized treatment and cause damage to surrounding tissue. Localized therapeutic approaches rely on the treating physician making assumptions about the extent of disease and can result in imprecise application of treatment.
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
The targeted radiation drug or antibody is administered into the bloodstream and circulates throughout the body. Once administered, the targeted radiation seeks cancerous or diseased cells, including primary tumors and small metastases
(where the cancer has spread), upon which it is designed to bind selectively to its target. Some radioactive isotopes have physical properties that may be used to image cancer or rare diseases, for diagnosis and staging purposes. Higher dose radiation with different alpha- and beta-emitting radioisotopes can be used as therapies to kill cancerous or diseased cells, by damaging their DNA.

The Targeting Agent
The targeting agent guides the radiation payload to the targeted cancer cells. The agent is designed to be cancer-
specific due to selective affinity for tumor targets that are prevalent in tumors but not healthy tissues. The targeting agents can be either an antibody, engineered antibody fragment, peptide or small molecule, and the choice of targeting agent can impact the other properties of the drug, including:
•Pharmacokinetics: Peptides and small molecules have a short circulation time (several hours) and therefore require a higher dose of radiation payload to sufficiently irradiate the tumor in therapeutic contexts, which comes at the expense of a resulting higher radiation exposure to the kidney. Antibodies have a longer circulation time (several days), are cleared though the liver and are lost slowly, which can transiently impact the levels of blood cells but results in higher amounts of radiation payload in tumors to maximize the therapeutic effect. The calculations and study required to determine the optimal dose of radiation to be delivered for maximum therapeutic effect with an acceptable safety profile are referred to as "dosimetry".
•Binding and cancer specificity: Antibodies have evolved in the immune system to be highly selective and, as a well-known class of agents, can be generated to be highly specific to their target. Small molecules and peptides are not as predictable as a delivery platform, however they can be engineered for high selectivity and affinity; their metabolism properties and off-target toxicity are unique to each molecule.
•Internalization and residualization in the tumor: Once bound to their biological targets, targeting agents can be taken up by cancer cells through a process called "internalization". Peptides tend to be returned to the blood or otherwise degraded relatively quickly after internalization. By contrast, antibodies tend to be retained within cancer cells and, with their sustained presence in the blood, tend to accumulate or ‘residualize’ their radiation payload over time which can favor the localization of higher amounts of radiation to the tumor than peptides or small molecules.
The slow excretion of antibodies and their ability to highly effectively residualize radiation in tumors means that lower doses of radiation are needed to treat patients; thereby improving supply chain capability and cost of goods.
•Route of excretion from the body: Small molecules and peptides are primarily excreted in the urine rapidly passing through from the blood into the bladder via the kidneys. Antibodies are cleared via the liver, which is a more radio-
tolerant organ.
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
Radio Antibody-Drug Conjugate (rADC)
We refer to our antibody-based candidates as rADCs. These rADCs are radiopharmaceuticals that use an antibody as both a homing device and a carrier to deliver a therapeutic radiation payload to a specific target. This property differentiates them from chemotherapy, which cannot distinguish between healthy cells and tumor cells. rADCs are designed to combine the targeting properties of monoclonal antibodies, which can discriminate between healthy and cancerous tissue, with the cancer-killing capabilities of cytotoxic radiation.
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
The Radiation Payload
The radioisotope is strongly bound to the target agent molecule either using traditional chemistry or trapping it using a
‘chemical cage’ called a 'linker' or 'chelator'. Different chelators are paired with certain isotopes, such as deferoxamine, a linker that selectively binds with 89Zr (which we use in TLX250-Px), and the tetraxetan chelator, which binds isotopes like
177Lu (which we use in TLX591-Tx and TLX250-Tx) and 225Ac (which we use in TLX592-Tx and TLX252-Tx).

The choice of radioisotope and its decay profile impacts properties of the targeted radiation drug.
•Diagnostic radioisotopes for imaging: Radioisotopes emitting positrons can be detected by a PET camera. Gamma emissions can be detected by a single photon emission computed tomography (SPECT) camera. These are commonly referred to as “scanners.”
•Diagnostic radioisotopes for surgery: Both gamma and beta emitting radioisotopes can be used for the intraoperative detection of tumors, using a handheld or robotic probe. The most commonly used isotope in radio-
guided surgery is 99mTc.
•Radioisotopes for therapy: Radioisotopes with the ability to kill cells for therapeutic effect are classified as either beta- or alpha-emitters, based on their emission profile. Beta emitters (such as 177Lu and 131I) have a longer penetration and may be more suitable for bulky metastatic disease. Alpha-emitters (such as 211At, 212Pb and 225Ac)
are substantially larger isotopes than beta-emitters and have the potential to deliver very high amounts of energy to cancer cells in closer proximity to these particles, which can decrease the risk of damage to surrounding healthy cells and increase the selectivity and potency of the radiation treatment. Alpha and beta therapies may be complementary, with alpha therapies being more suitable for smaller or disseminated tumors (including micro metastatic disease) and beta therapies being more suitable for treatment of bulkier tumors.
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
Market and Opportunity for Prostate Cancer Therapy
According to Pharma Intelligence, global incidence of prostate cancer was estimated to be 1,349,000 in 2022 and is expected to reach approximately 1,455,000 by 2027 and in the U.S., the incidence of prostate cancer was estimated to be 244,000 in 2022 and is expected to reach approximately 268,000 by 2027. The U.S. market opportunity for PSMA-
PET imaging agents in their approved indications is estimated to represent over US$2.5 billion per year, based on current approved indications. The U.S. market opportunity for PSMA-targeted therapeutic agents is estimated at almost US$8 billion dollars per year based on Datamonitor patient-based forecasts for mCRPC and mHSPC.
High rates of screening in developed countries mean many men are diagnosed and treated early before their disease has spread. These men receive local therapy, either prostatectomy or EBRT, and may be cured of their disease. However, approximately 15% of patients develop advanced forms of the disease that can spread to other parts of the body. This is known as metastatic prostate cancer.
According to Datamonitor's patient-based forecast, there were approximately 51,000 patients treated for mCRPC in the
U.S. in 2025. Approved treatment options for patients with mCRPC include androgen deprivation therapy, androgen receptor pathway inhibitors, docetaxel chemotherapy, radium-223 for patients with bone-only metastases, PSMA-
targeted lutetium-therapy for patients having received prior docetaxel, and poly (ADP-ribose) polymerase (PARP)
inhibitors for patients with deleterious germline or mutated somatic homologous recombination repair gene. The global market for systemic treatments for patients with mCRPC is estimated at approximately US$6.9 billion per year.
Pluvicto (lutetium (177Lu) vipivotide tetraxetan), marketed by Novartis, was approved by the FDA for the treatment of patients with PSMA-positive mCRPC who have been treated with androgen receptor pathway inhibition and taxane-
based chemotherapy in March 2022. In March 2025, Pluvicto was approved by the FDA for earlier use prior to chemotherapy, in PSMA-positive mCRPC. Pluvicto is the only FDA-approved PSMA-targeted therapy for the treatment of prostate cancer. Novartis disclosed that Pluvicto recorded net sales of US$1,390 million in 2024 and US$1,994 million in
2025. Pluvicto uses a small-molecule approach to target the PSMA receptor and is administered in up to six cycles. In a pivotal clinical trial, patients treated with Pluvicto showed an overall response rate of 30%, a median progression-free survival of 8.7 months, and a median overall survival of 15.3 months.
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
Therapeutics Ltd, Clarity Pharmaceuticals, Astra Zeneca PLC/Fusion Pharmaceuticals, Inc., Bayer AG, Orano Med SAS,
Isotopia Molecular Imaging Ltd, ITM Isotope Technologies Munich SE, Janssen Pharmaceuticals, AdvanCell Isotopes Pty
Ltd, Alpha-9 Theranostics, Cancer Targeted Technologies, FutureChem Co Ltd., Sinotau Pharmaceutical Group,
RadioPharm Theranostics, Precision Molecular, StarPharma, Ambrx Biopharm, Inc., Amgen Inc., Crescendo Therapeutics,
Poseida Therapeutics, Janux Therapeutics, Bivision Pharmaceuticals and Full-Life Technologies. Our competitors also include companies developing other modalities to treat patients with mCRPC. (See “Business—Competition” for additional information).
Market and Opportunity for Prostate Cancer Imaging
PSMA-PET imaging is used by clinicians to locate prostate cancer lesions and inform clinical decisions for patients.
PSMA-PET imaging is indicated in the U.S. for prostate cancer patients:
•with suspected metastasis who are candidates for initial definitive therapy;
•with suspected recurrence based on elevated serum PSA level; and
•for selection of patients who are indicated for PSMA-directed therapy as described in the prescribing information of the therapeutic products.
We estimate that the PSMA-PET imaging market opportunity in the U.S. for these indications represents over 645,000 scans per year, which may be worth more than US$2.5 billion.
Guidelines and clinical research suggest potential future utilization of PSMA-PET imaging for:
•monitoring for progression in non-metastatic and mCRPC patients; and
•monitoring response to PSMA-directed therapy.
We estimate that these areas represent over 250,000 scans per year. We estimate that the combined addressable market based on current and future guideline driven indications may be more than US$3.5 billion per year. Telix is exploring 68Ga-PSMA-PET with Illuccix or Gozellix for diagnosis as a new indication, not currently FDA approved or included in clinical guidelines. Combining 68Ga-PSMA-PET for diagnosis with current and guideline-driven indications, has potential to bring the total addressable market to more than US$6.7 billion per year.
Our main competitors in the prostate cancer imaging market are companies with approved PSMA-PET diagnostics, including Novartis, Lantheus Holdings, Inc. ("Lantheus"), Curium Pharma Ltd., Bracco Imaging S.p.A. (through its Blue
Earth Diagnostics affiliate) and Isotopia Molecular Imaging Ltd. Certain academic institutions, such as UCLA and UCSF, also hold a license for a commercial PSMA-PET diagnostic.
In 2020, UCLA and UCSF obtained FDA approval for 68Ga-PSMA-11, which was the first PSMA-PET imaging agent to be approved by the FDA. Pylarify (18F-piflufolastat), marketed by Lantheus, and Illuccix were subsequently approved by the
FDA in 2021. Locametz (68Ga-PSMA-11), marketed by Novartis, received FDA approval in 2022 and Posluma (18F-
flotufolastat), marketed by Blue Earth Diagnostics, received FDA approval in 2023. Gozellix was approved by the FDA in
March 2025. In August 2025, Lantheus announced that its NDA for a new formulation of its fluorine-18 based PSMA imaging agent, had been accepted by the FDA with a PDUFA goal date of March 6, 2026. In May 2025, RadioMedix submitted an Abbreviated New Drug Application ("ANDA") for 68Ga-PSMA-11. Several other PSMA-PET product candidates are being evaluated in clinical trials for prostate cancer imaging and may be commercialized in the future.
Companies developing PSMA-PET imaging agents include ABX-CRO, Clarity Pharma Ltd., Curium Pharma Ltd., Isotopia
Molecular Imaging Ltd, Itelpharma, ITM Isotope Technologies Munich SE, Five Eleven Pharma, Fortis Therapeutics,
RadioMedix, HTA Co. Ltd and Jiangsu Hengrui Pharmaceuticals Co., Ltd.
Currently approved PSMA-PET imaging compounds use either a gallium-68 isotope (68Ga), such as Illuccix or Gozellix, or a fluorine-18 isotope (18F) for PET imaging. Recent scientific publications illustrate evidence of important clinical differences between 68Ga and 18F based imaging agents, including a lower rate of false positives with 68Ga, which can potentially provide more accurate interpretation and understanding of the extent of disease (Fendler et al. EJNMMI.
2023; Kroenke et al. J Nucl Med. 2021). Also, 68Ga-based imaging agents have been shown to help clinicians detect prostate cancer in patients with low disease burden (Burgard et al. Cancers. 2023). This early detection can lead to a change in management and better outcomes for patients. Additionally, approved 68Ga-based imaging agents can use a lower radiation dose than approved 18F-based agents, reducing radiation exposure for nuclear medicine physicians and patients.
Therapy – TLX591-Tx
TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan) is a rADC directed at PSMA. We are evaluating the safety and efficacy of TLX591-Tx in the ProstACT series of clinical trials. The key evidence from Phase 1 and Phase 2 studies supporting the development of TLX591-Tx includes:
•Evidence that treatment with TLX591-Tx is well tolerated, including data from the Phase 1 ProstACT SELECT trial, common grade 3 and 4 hematological events included thrombocytopenia, lymphopenia and neutropenia. All hematological events were transient and manageable;
•Positive efficacy outcomes demonstrated following treatment of 242 patients across eight Phase 1 and Phase 2 clinical trials, including up to 42.3 months median survival in a single-arm Phase 2 clinical trial in 17 patients with

mCRPC when delivered under a fractionated dosing regimen. Data from Cohort 2 in the ProstACT SELECT trial reported median rPFS of 8.8 months, an encouraging efficacy signal that should be considered directional in nature given the small sample size in this Phase 1 clinical study;
•Evidence of low rates of off-target organ exposure observed in ProstACT SELECT; and
•Convenient two-dose regimen administered over 14 days with low radiation exposure.
As an rADC with an antibody targeting agent, we believe that TLX591-Tx may be differentiated from PSMA-targeted therapies leveraging a small molecule approach as it has the potential for:
•Functional specificity for tumor-expressed PSMA, whereas small-molecule PSMA is taken up by endogenous PSMA;
•Reduced off-target radiation, with reduced potential for undesirable adverse events including dry eye, xerostomia, and back pain from ganglia irradiation;
•Longer circulation time and tumor retention, while small molecule PSMA is rapidly excreted with approximately 70%
of activity lost after 12 hours; and
•Shorter dosing regimen of two doses, 14 days apart compared to dosing regimens lasting up to 30 weeks with
PSMA-targeted small peptide RLT.
Clinical Data
To date, 242 patients have been treated across eight Phase 1 and 2 trials of TLX591-Tx. We believe these data cumulatively support the clinical validity of our intended fractionated dosing, which is designed to split a dose over a longer treatment cycle to decrease toxicity without compromising efficacy. In an open-label, single-arm Phase 2 clinical trial with six experimental dose cohorts of TLX591-Tx of 33 patients, we reported a 42.3 month median survival in 17 patients with advanced mCRPC treated at the higher dose level when TLX591-Tx was delivered under a fractionated dosing regimen. Median survival was 19.6 months at the lower dose level and was 27.8 months across those dose cohorts. At the higher dose level, 23.5% and 35.3% of patients had grade 3 and 4 neutropenia, respectively, and 29.4%
and 58.8% of patients had grade 3 and 4 thrombocytopenia, respectively. The trial met its primary endpoint, which was to identify the maximum tolerated dose of TLX591-Tx when administered in two doses two weeks apart. The survival benefits were a secondary endpoint. This trial did not contain a control group and was not powered to measure statistical significance of the survival benefit, which is a limitation of single-arm trials.
ProstACT SELECT was a Phase 1 trial evaluating the safety and tolerability of TLX591-Tx in combination with standard of care treatment in patients with mCRPC. The purpose of the ProstACT SELECT trial was to evaluate the ability of 68Ga-
PSMA-PET imaging to select patients for rADC-based PSMA therapy and to confirm the biodistribution of TLX591-Tx when administered as two doses 14 days apart. The primary objectives of the study were to determine the whole body distribution and organ radiation dose, and assess the safety and tolerability profile of TLX591-Tx, when administered in combination with standard of care in second-line mCRPC. The evaluable population comprises a total of 30 patients enrolled in the trial. In Cohort 1 comprising 5 patients, each patient received a 27 mCi dose followed by a 76 mCi therapeutic dose for accuracy of biodistribution determination. In Cohort 2, 23 of 25 patients each received two therapeutic 76 mCi doses. These patients included a heterogeneous patient population of low, medium and high disease burden, with the majority of patients having undergone two prior lines of therapy.
Data from the ProstACT SELECT trial suggested evidence of high on-target PSMA tumor-binding and radiation delivery to bone, nodal, and visceral metastases while minimizing uptake and toxicity in kidney and salivary glands. We believe this biodistribution is significant when compared to small molecule therapeutic and diagnostic PSMA agents, which may have greater off-target binding and subsequent radioactive dose to those organs.
We also observed evidence of consistent lesion delineation between TLX591-Tx and 68Ga-PSMA-11 imaging, within the detection sensitivity and resolution limits of SPECT, evidence of uptake and retention in tumor and metastases up to 14 days post injection, the highest absorbed dose being in the liver (clearance organ) with minimal uptake in salivary glands, and a long retention period that was evidence of internalization.
ProstACT SELECT Cohort 2 data also provides evidence of the potential clinical advantage of the short, simple treatment regimen of two therapeutic doses administered 14 days apart. Hematologic treatment emergent adverse event ("TEAE")
rates were: Grade 3 thrombocytopenia (16% of patients, or 4/25), grade 3 neutropenia (28%, 7/25), grade 4 thrombocytopenia (20%, 5/25) and grade 4 neutropenia (4%, 1/25). All hematologic events were transient and manageable. The trial demonstrated a median radiographic progression-free survival of 8.8 months, a secondary objective, based on an evaluable patient population in Cohort 2 of 16 patients who each received two 76 mCi doses of
TLX591-Tx and did not have important protocol deviations. Based on these data, the trial appears to have achieved its primary safety and tolerability objectives.
We are currently investigating TLX591-Tx in the Phase 3 ProstACT Global clinical trial in mCRPC patients previously treated with one prior androgen receptor pathway inhibitor ("ARPI") in the metastatic castration-sensitive prostate cancer ("mCSPC"), non-metastatic castration-resistant prostate cancer ("nmCRPC"), and first line (1L) mCRPC settings.
The trial is a multi-national, multi-center, prospective, randomized, controlled, open label study designed to investigate and confirm the benefits and risks associated with TLX591-Tx a high-affinity PSMA-targeted rADC that delivers DNA breaking radiation directly to PSMA-positive bone, nodal, or visceral metastases in patients with mCRPC. The trial will enroll patients that have PSMA-positive mCRPC who have experienced disease progression following treatment with an androgen receptor pathway inhibitor (abiraterone or enzalutamide) that was received in either the metastatic castration-
sensitive prostate cancer or first-line mCRPC treatment setting. The primary endpoint of the randomized portion of the trial is radiographic progression-free survival and secondary endpoints include overall survival, objective response rate, time to first symptomatic skeletal events, PFS, PSA decline of more than 50%, quality of life, and safety and tolerability.
In August 2025, this trial completed target enrollment of 30 patients in Part 1, a dosimetry and safety lead-in portion, replicating the prior study using the product candidate specifications intended for commercial release. We dosed the first patients in Part 2, the randomized treatment expansion arm, which we expect to enroll up to approximately 490 patients, in Australia in December 2025. Part 1 data will be submitted to the FDA to obtain agreement to expand Part 2 of the trial to U.S. sites. A public disclosure of preliminary results from Part 1 of the study will be aligned to engagement with the
FDA.
Therapy - TLX592-Tx (alpha-PSMA)
Through our TLX592 program, we are also exploring how the conjugation of an antibody vector with an alpha-emitting isotope might deliver a next generation rADC with a different therapeutic profile. We believe that TLX592-Tx may be suitable for patients with early-stage mCRPC with a low disease burden and for patients with late-stage mCRPC who are no longer responding to lutetium therapy.
TLX592-Tx (64Cu/225Ac-RADmAb), is our next generation prostate cancer therapy candidate for targeted alpha therapy and is our first clinical program based on our proprietary RADmAb-engineered antibody technology. The engineered antibody vector is designed for faster elimination from circulation than standard antibodies. Therefore, it is expected to reduce bone marrow residence time, mitigating the risk of hematologic toxicities while retaining PSMA-mediated tumor localization and exertion of cytotoxic activity. TLX592-Tx is designed to be cleared by the liver without exocrine uptake.
We have conducted in vivo animal studies using an LNCaP (PSMA positive) tumor model and observed that treatment with TLX592-Tx resulted in a significant improvement in survival time of nude mice compared to a phosphate buffered saline treated control group (Fletcher et al. Mol Pharmaceutics. 2025). We studied the toxicological profile in CD1 mice and did not observe any treatment-related toxicity up to the highest dose level (single administration).
Clinical Data
Prior to commencing therapeutic studies with the alpha emitting isotope 225Ac, we conducted the Phase 1 CUPID trial in which we evaluated TLX592-Tx radiolabelled with the imaging isotope 64Cu, in patients with advanced prostate cancer.
We used 64Cu to understand the safety profile, pharmacology and dosimetry prior to the use of 225Ac, since 64Cu is detectable by PET, whereas 225Ac is not. We investigated patients with PSMA avid disease based on Illuccix imaging, across three mass dose levels, to assess the safety profile, pharmacokinetics, biodistribution and dosimetry. Based on data from 11 evaluable patients, we observed accelerated elimination from blood circulation compared to the standard antibody used in TLX591-Tx, with similar on-target and off-target biodistribution. There were no treatment-related adverse events observed in the trial.
In July 2025, we received regulatory approval in Australia to commence the Phase 1 FIH therapeutic trial, AlphaPRO, designed to evaluate the safety profile of 225Ac-labelled TLX592-Tx.
Therapy - TLX597-Tx (small molecule-based targeted radionuclide therapy)
TLX597-Tx (177Lu-DOTA-HYNIC-panPSMA) is our novel small-molecule lutetium-PSMA therapy being developed to enable access for prostate cancer patients in select geographies.
Clinical Data
Initial data from an Australian IIT showed TLX597-Tx could be effective with reduced salivary gland uptake versus current standard of care, and a retrospective translational study of 145 patients highlighted positive efficacy outcomes versus a control group (Luna-Gutiérrez et al. Pharmaceutics. 2023). In the IIT, early dosimetry data from 12 of 120 patients suggests TLX597-Tx delivers approximately one-third of the radiation dose to the salivary glands and one-half to the kidney, compared to the current approved PSMA-directed lutetium therapy. We believe this could lead to reduced incidence of acute renal injury and xerostomia (dry mouth), while facilitating dose intensification versus current standard of care, to improve efficacy.
This candidate is being developed to enable access to lutetium therapy in select geographies, and is the subject of the ongoing Phase 2 OPTIMAL PSMA IIT, which is expected to enroll 120 mCRPC patients in Australia.
Imaging – Illuccix
Illuccix (also referred to as TLX591-Px in territories where approval has not yet been granted, 68Ga-PSMA-11) is a preparation for imaging prostate cancer with PET.

The “cold kit” format of Illuccix enables rapid radiolabeling at room temperature with high radiochemical purity and production consistency, suited to the commercial and hospital radiopharmacy setting. Illuccix is approved in the U.S.,
Australia, Austria, Belgium, Brazil, Canada, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland,
Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Slovakia, Spain, Sweden and the United Kingdom. Approved
indications for patients with prostate cancer include staging of high-risk patients, identification of suspected recurrence, and selection for PSMA-directed therapy. We are also exploring potential future utilization in additional indications for prostate cancer patients through our lifecycle management program. These include monitoring progression in metastatic and non-metastatic castration resistant patients, monitoring response to PSMA-directed therapy, and as an adjunct to
MRI for the diagnosis and detection of prostate cancer.
The key evidence supporting the use of Illuccix include:
•Broad availability in the U.S. through over 225 radiopharmacies and with flexible scheduling;
•Validated accuracy compared to other PSMA imaging agents, including lower rate of false positives and efficacy in patients with low disease burden; and
•Potential for expanded clinical utility based on guidelines and clinical research.
In May 2025, our pivotal Phase 3 registration study of TLX591-Px for prostate cancer imaging in Chinese patients completed target patient enrollment. Illuccix China is a prospective, open-label, single-arm, multicenter study conducted in collaboration with our strategic partner for the Greater China region, Grand Pharma. The study, which enrolled 140 patients, aims to demonstrate equivalence of TLX591-Px in imaging prostate cancer in Chinese and Western patients, in order to bridge to the marketing authorization granted to Illuccix by the FDA. In December 2025, Telix and Grand Pharma
announced preliminary data from the Illuccix China study, indicating that the primary endpoint had been met. The data was used to file a new drug application for TLX591-Px with the Chinese National Medical Products Administration
("NMPA") Center for Drug Evaluation ("CDE"), which was accepted for review in January 2026.
In January 2026, we announced that the first patient had been dosed in our pivotal Phase 3 registration study of TLX591-
Px for prostate cancer PET imaging in Japanese patients. Illuccix Japan is a prospective, open-label, single-arm, intra-
patient, multicenter study designed to evaluate the visualization efficacy and safety profile of 68Ga-PSMA-11 PET/CT compared with conventional imaging (computed tomography ("CT") and bone scintigraphy) in Japanese patients with biochemically recurrent ("BCR") prostate cancer following prior radical prostatectomy. The study will enroll up to 105
Japanese men at up to 10 sites and data is intended to support a future marketing authorization application for TLX591-
Px in Japan.
Imaging – Gozellix
Gozellix (68Ga PSMA-11) is Telix's next generation cold kit for the preparation of PSMA-PET imaging for prostate cancer, and was approved by the FDA in March 2025. Gozellix is designed to have an extended distribution profile compared to currently approved 68Ga PSMA-PET imaging agents due to the use of 68Ga sourced from newer high activity generators and cyclotrons.
We believe that Gozellix may further expand the availability and distribution of PSMA-PET imaging due to its longer shelf life and resulting expanded distribution radius. We believe that Gozellix has the potential to address unmet needs by extending availability of PSMA-PET imaging to substantially all PET/CT locations in the U.S. Many PET/CT imaging sites that are not served by approved PSMA-PET imaging agents are located in rural and underserved areas.
Gozellix was granted transitional pass-through payment status by CMS, effective October 2025 for a three-year period.
This status enables CMS to provide separate payments for Gozellix and the PET-CT scan when performed in the hospital outpatient setting.
We are also exploring potential future utilization in additional indications for prostate cancer patients through our lifecycle management program. These include monitoring progression in metastatic and non-metastatic castration resistant patients, monitoring response to PSMA-directed therapy and as an adjunct to MRI for the diagnosis and detection of prostate cancer.
Imaging – TLX593-Px
In June 2025 we launched a novel PET radiochemistry solution based on 18F-aluminum fluoride ("AlF"), named AlFluor™.
As part of AlFluor’s development, we signed a strategic agreement with University Hospital Ghent and Ghent University for a novel [18F]AlF-PSMA-11 targeting agent, which we have designated as TLX593-Px. The agreement includes a comprehensive chemistry, manufacturing and controls ("CMC") package suitable for the preparation of a Drug Master
File ("DMF") and provides exclusive access to TLX593-Px clinical safety and efficacy data, including a Phase 3 trial in 96 prostate cancer patients, where PSMA-11 (gozetotide) was labeled interchangeably with 18F and 68Ga.

Bone Metastases and Pain Palliation
TLX090-Tx
TLX090-Tx (153Sm-DOTMP) is a novel kit-based bone-seeking targeted radiopharmaceutical product candidate that uses a next generation chelating agent to deliver a proprietary formulation of Samarium-153 radioisotope. It is a combination of patented, lower specific activity form of Samarium-153, a beta-emitting radioisotope with a 46-hour half-life, and the chelating agent DOTMP (1,4,7,10-tetraazacyclododecane-1,4,7,10-tetramethylene-phosphonate), which selectively targets sites of high bone mineral turnover, a known characteristic of bone metastases, and minimizes off-target migration.
We believe that TLX090-Tx may be administered as a single dose, multiple doses and higher dose regimens for pain management of bone metastases and osteosarcoma therapy, including in pediatric patients. We believe that TLX090-Tx is highly aligned with our existing therapeutic focus areas of prostate cancer, glioma and sarcoma.
Clinical Data
In August 2021, the FDA cleared the IND application to commence Phase 1, open-label, dose escalating study for
TLX090-Tx (originally CycloSam®) in patients with osteosarcoma and other solid tumors metastatic to bone, with the primary objective of establishing the maximum tolerated dose ("MTD") and evaluating pharmacokinetics, dosimetry, and safety. Patients received an imaging dose of 0.5 mCi/kg on Day 1 and then a therapeutic dose on Day 8, with escalation planned up to 3.0 mCi/kg. A total of five patients were enrolled and treated in the first two cohorts (three patients at 0.5
mCi and two patients at 1 mCi/kg). SPECT/CT scans of these patients showed that TLX090-Tx was highly targeted to bone and had preferential uptake in bone tumors, with no evidence of soft tissue activity and rapid elimination via the kidney and bladder. Complete blood count and comprehensive metabolic panel blood testing data indicated no toxicities or drug-related adverse events, some mild and transient drop in white blood cell counts that recovered by Week 6 without intervention, and there were no clinically significant changes in liver and kidney function. No transfusions or stem cell recovery procedures were necessary. While pain relief was observed in patients, this was exploratory and not a primary endpoint. Visual analogue scale pain scores taken at baseline and then weekly after dosing suggest fast-acting, long-lasting pain relief, improved mobility and improved quality of life. We believe that pain relief is evidence of that
TLX090-Tx may not have similar risks or the potential adverse events of opiate pain medications, and may offer a viable alternative for pain palliation in patients with advanced cancer and painful osteoblastic bone metastases.
We believe that TLX090-Tx has the potential to deliver significant improvements to existing bone-seeking agents for the palliation of painful osteoblastic bone metastases in late-stage metastatic disease. We believe TLX090-Tx may enable the pain management of prostate cancer bone metastases, where there remains a significant unmet medical need particularly after progression from other forms of radionuclide and radiation therapy. We also believe that TLX090-Tx may benefit patients with metastatic lung and breast cancer, where many patients develop painful bone metastases, and disease management often focuses on quality-of-life palliative care.
TLX090-Tx has also been granted orphan drug and rare pediatric disease designations by the FDA for the treatment of osteosarcoma. These designations apply only to the osteosarcoma indication and do not apply to the current pain palliation indication being pursued in the SOLACE trial. The rare pediatric disease designation may enable TLX090-Tx to be brought to market more rapidly for osteosarcoma through regulatory incentives, including eligibility for a pediatric rare disease priority review voucher that may be applied to this or other programs. The orphan drug designation and the rare pediatric disease designation do not increase the likelihood of marketing approval.
In October 2025, we dosed the first patient in an open-label Phase 1 clinical trial designed to evaluate the pharmacokinetics, dosimetry, safety, and pain palliation of TLX090-Tx. SOLACE (Samarium Optimized for Long-lasting
Analgesia in Cancerous End-stage bone pain) is expected to enroll up to 33 patients with advanced cancer and painful osteoblastic bone metastases. Data from SOLACE aims to establish clinical comparability to legacy 153Sm treatments, which in turn is expected to support a streamlined registration pathway as an analgesic, paving the way for a much-
needed, non-opioid solution for patients living with bone pain in the late stages of advanced cancer.
Our Kidney Cancer and CAIX programs
Overview
CAIX is a protein expressed on the surface of ccRCC and other solid tumors, including bladder or urothelial, breast, brain, cervix, colon, esophagus, head and neck, lung, ovarian, pancreatic and vulval cancers. CAIX is overexpressed in over
95% of ccRCC tumor cells and has limited expression on healthy tissue.
CAIX is often expressed in hypoxic (oxygen deficient) tumor cells. Hypoxic tumors are also typically more aggressive and less responsive to current treatments, particularly immunotherapies. A published study has shown that tumor sections from patients that failed to respond to PD-1 blockade therapy showed significantly higher CAIX expression than those that responded (n = 19), suggesting that CAIX expression is associated with poor response to immunotherapy.
Furthermore, a published study has demonstrated that in 117 hepatocellular carcinoma patients, positive CAIX expression correlated with reduced disease-free survival and overall survival.

We believe the association between hypoxia, disease progression, and therapeutic resistance underscores the relevance of this target. Whereas normal endogenous expression of CAIX is very low, CAIX has been found to be differentially expressed on Tregs in the tumor micro-environment in a number of solid tumors. We are developing products for the detection and treatment of ccRCC and investigating the potential of CAIX as a pan-cancer target in multiple tumor types.
Market and Opportunity for Kidney Cancer Therapy
We estimate that over 25% of ccRCC patients, equivalent to over 16,000 patients per year in the U.S., have metastatic
RCC. Approved treatment options for ccRCC patients include immunotherapy, tyrosine kinase inhibitors, mTOR inhibitors, and HIF-2α inhibitors. The U.S. market for systemic RCC treatment is estimated to be approximately US$6.7 billion per year based on Datamonitor’s patient-based forecast, and the global market is estimated at approximately US$9.2 billion.
We are exploring the use of TLX250-Tx for the treatment of ccRCC, either in combination with an immunotherapy or as a monotherapy, to treat metastatic disease expressing the CAIX receptor. There is a significant need for new therapeutic options for patients with advanced kidney cancer, given its inherent resistance to conventional chemotherapy. Despite the transformative impact of immunotherapies on the prognosis of patients with metastatic kidney cancer, a considerable number fail to respond adequately and eventually progress.
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
There is currently no CAIX-targeted radiopharmaceutical therapy approved to treat ccRCC. Several other systemic radiotherapies are being investigated to treat ccRCC targeting CAIX, and potentially could be commercialized in the future.
We consider our most direct competitors to be companies developing CAIX-targeted systemic radiotherapies, including
ITM Isotope Technologies Munich SE/Debiopharm SA, Precision Molecular, Inc., Bristol Myers Squibb Company/RayzeBio,
Inc., AstraZeneca PLC/Fusion Pharmaceuticals Inc. and PeptiDream Inc. Our competitors will also include companies developing other modalities to treat ccRCC.
Market and Opportunity for Kidney Cancer Imaging
According to the Global Cancer Statistics 2022: GLOBOCAN survey, global incidence of kidney cancer was 434,840 in
2022. In the U.S., the incidence of kidney cancer was 81,800 in 2022 according to the American Cancer Society.
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
Currently, there are major unmet needs for the improvement in diagnosis of ccRCC from indeterminate renal masses as well as improving the staging of more advanced ccRCC through more accurate and specific imaging techniques. In the
U.S., we estimate that there are at least 116,000 patients per year with renal masses that could require a biopsy or nephrectomy. We believe that an additional 50,000 patients with ccRCC could benefit from more accurate staging or improved identification of recurrence using molecular imaging. This market is estimated to represent approximately
US$1.5 billion per year. We also believe that there may be patients that may benefit from more than one scan and from active surveillance.
Currently, there is no approved agent for CAIX imaging. We consider our most direct competitors to be companies developing ccRCC or CAIX-targeted imaging agents, including ITM Isotope Technologies Munich SE/Debiopharm SA,
Philogen S.p.A., Precision Molecular, Inc., PeptiDream Inc., Norroy Bioscience Co. Ltd., and Five Eleven Pharma. Our
competitors will also include companies developing other modalities to image ccRCC and CAIX.
Therapy – TLX250-Tx
TLX250-Tx (177Lu-DOTA-girentuximab) is a rADC therapeutic product candidate for the treatment of kidney cancer.
TLX250-Tx is currently under investigation for the treatment of patients with ccRCC in an investigator-initiated trial in combination with checkpoint and tyrosine kinase inhibitors in up to 100 patients (Phase 1b/2 STARLITE-1). In October
2025 we received ethics approval in Australia to commence LUTEON, a global Phase 2/3 trial of TLX250-Tx as a monotherapy in participants with recurrent ccRCC, who have progressive disease on or after two and no more than three prior lines of therapy.

We are using girentuximab to target CAIX as it is designed to have a high degree of selectivity and affinity for the target and is cleared from the body by the liver. The lack of kidney excretion is an advantage for patients with primary kidney disease. We believe the target profile and the properties of girentuximab make the ccRCC phenotype promising as the first therapeutic indication for TLX250-Tx. We believe the therapeutic potential of TLX250-Tx may also extend into other cancers that significantly express CAIX, including certain VHL-induced cancers, ovarian cancer, triple-negative breast cancer and bladder cancer. We believe that our preliminary clinical data in triple-negative breast cancer and bladder cancer supports future development of TLX250-Tx in these indications.
Clinical Data
TLX250-Tx is being evaluated for the treatment of patients with ccRCC, both as a monotherapy and in combination with checkpoint inhibitors.
In October 2025 we received ethics approval in Australia to commence LUTEON, a global Phase 2/3 trial of TLX250-Tx as a monotherapy in advanced metastatic ccRCC. This global, multicenter, open-label trial will be conducted in two parts, a safety and dosimetry lead-in (Part 1), followed by randomized efficacy assessment (Part 2). The objective of Part 1 is to determine the recommended Phase 3 dose ("RP3D") for use in Part 2.
STARLITE-1 is a single arm Phase 1/2 IIT of TLX250-Tx in combination with cabozantinib and nivolumab in treatment naïve patients with advanced ccRCC. The trial, which has a target enrollment of 100 patients, is sponsored by the MD
Anderson Cancer Center and commenced dosing patients in September 2025.
We believe that tumor-targeted radiation stimulates remodeling of the tumor micro-environment and can kill immunosuppressive cells and stimulate T-cell recruitment to attack tumor cells. This immune re-programming may increase the therapeutic response to treatment with checkpoint inhibitors.
TLX250-Tx was previously the subject of the exploratory Phase 2 STARLITE-2 IIT in combination with nivolumab, and the
Phase 1b STARSTRUCK trial in combination with peposertib, a DNA-dependent protein kinase ("DNA-PK") inhibitor in collaboration with Merck KGaA, Darmstadt, Germany. We are now initiating the LUTEON study, a global Phase 2/3 trial of
TLX250-Tx as a monotherapy in treatment‑refractory disease. We believe LUTEON will generate the pivotal data required to define the optimal therapeutic activity, schedule, and treatment window for TLX250-Tx. These data are essential to inform any future development including combination regimens. In light of this, we have made the decision to close STARLITE-2 and STARSTRUCK trials at this time to ensure that any future combination‑therapy development is aligned with the most robust and clinically validated dosing framework.
Therapy – TLX252-Tx
In our TLX252-Tx (225Ac-DOTA-girentuximab) program, we are developing girentuximab radiolabeled with the alpha-
emitting isotope actinium-225 as a potential follow-on for the TLX250-Tx (beta) program by addressing unmet need in radiation-resistant CAIX-positive disease. TLX252-Tx has demonstrated pre-clinical proof-of-concept in several published studies (Merkx et al. Pharmaceuticals. 2022), which we believe supports the initiation of an administered-
activity escalation trial of TLX252-Tx for patients with advanced metastatic kidney cancer and other CAIX-expressing tumors.
We expect that data from our existing CAIX-targeting programs (TLX250-Px diagnostic and TLX250-Tx therapy) will complement and inform the clinical and regulatory development strategy for TLX252-Tx. In September 2025 we received ethics approval in Australia to commence ALPHIX, a first-in-human Phase 1 study of TLX252-Tx in patients with advanced metastatic kidney cancer and other CAIX-expressing tumors. CAIX is a broad indicator of aggressive, treatment-resistant disease in most solid tumors and we believe that the use of an alpha-emitter like 225Ac for CAIX-
targeted radiation may help overcome treatment resistance in these aggressive tumors given the unique properties of α-
particles, which make this treatment modality impervious to conventional cellular resistance mechanisms.
Imaging – TLX250-Px
TLX250-Px (89Zr-DFO-girentuximab) is a PET imaging candidate for the characterization of renal masses as ccRCC. We evaluated TLX250-Px in the Phase 3 ZIRCON trial in 300 patients, of which 284 were evaluable. The trial met all primary and secondary endpoints, including showing 86% sensitivity and 87% specificity and a mean positive predictive value of
93% for ccRCC across three independent readers. We believe this demonstrated the ability of TLX250-Px to reliably detect the clear cell phenotype and provide an accurate, non-invasive method for diagnosing ccRCC. TLX250-Px was granted breakthrough therapy designation by the FDA in 2020.
We submitted a BLA for TLX250-Px to the FDA for regulatory approval in December 2023. The BLA was granted on a rolling review process. We completed the BLA submission in May 2024, and in July 2024, the FDA declined to approve the BLA and issued an RTF determination. The denial was based on a filing concern related to demonstrating adequate sterility assurance during dispensing of TLX250-Px in the radiopharmacy production environment. In December 2024 we resubmitted our BLA to the FDA for TLX250-Px, and the FDA accepted our application in February 2025. In August 2025, the FDA issued a CRL, citing deficiencies relating to the CMC package. The FDA requested additional data to establish comparability between the drug product used in the ZIRCON Phase 3 clinical trial and the scaled-up manufacturing process intended for commercial use. Additionally, the FDA documented notices of deficiency (Form 483) issued to two third-party manufacturing and supply chain partners that required remediation prior to resubmission. In December 2025 we participated in a Type A meeting with the FDA to align on plans to address CMC deficiencies cited, and in January
2026 we participated in an additional Type A meeting to align on plans to address comparability between the clinical drug product and that intended for commercial use. Following these meetings, Telix believes it has alignment with the
Agency on all key resubmission aspects, and is working both internally and with third-party vendors to implement these items for resubmission. While we believe that the planned remediation of the BLA for TLX250-Px will meet FDA requirements, there can be no assurance that, once resubmitted, the FDA will accept our BLA for review, or approve
TLX250-Px. If approved, TLX250-Px would be the first targeted radiopharmaceutical imaging agent for kidney cancer to be approved in the U.S.
The key attributes supporting development of TLX250-Px include:
•High affinity for CAIX, expressed in up to 95% of ccRCC and many hypoxic solid tumors, low expression in normal tissue;
•Positive results in Phase 3 ZIRCON trial including key secondary endpoints that demonstrated detection of ccRCC even in small renal masses (less than 4cm); and
•Breakthrough therapy designation from the FDA granted in 2020.
Breakthrough therapy designation may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that TLX250-Px will receive marketing approval.
Clinical Data
In 2022, we completed the pivotal Phase 3 ZIRCON trial evaluating TLX250-Px in 300 patients, and primary results were published in Lancet Oncology in 2024 (Shuch et al. Lancet Oncol. 2024). The trial met all primary and secondary endpoints, including showing 86% sensitivity and 87% specificity and a 93% PPV for ccRCC across three independent readers. We believe this trial demonstrated the ability of TLX250-Px to reliably detect the clear cell phenotype and provide an accurate, non-invasive method for diagnosing ccRCC. Confidence intervals exceeded expectations in all three readers, showing evidence of high accuracy and consistency of interpretation.
The data from the trial demonstrated the ability of TLX250-Px to characterize renal masses as ccRCC, which could support improved clinical decision making and limiting the need for invasive procedures like biopsies and nephrectomies.
A total of 300 patients were dosed with TLX250-Px in the trial and 284 patients had a central histology reading and evaluable TLX250-Px PET scan at central review.
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
In November 2024, we dosed the first patient in the Phase 3 ZIRCON-CP study of TLX250-Px PET imaging of ccRCC in
Chinese patients. The study, which will enroll up to 82 patients, is being conducted in collaboration with the Company’s strategic partner for the Greater China region, Grand Pharmaceutical Group Limited ("Grand Pharma"), to demonstrate that the diagnostic utility of TLX250-Px is equivalent in Chinese and Western populations. The clinical data from ZIRCON-
CP is intended to support future marketing authorization applications for this breakthrough technology in the region.
In October 2024, we announced that we dosed the first patient in the Phase 2 CA-NINE trial, which is an investigator-
initiated Phase 2 trial evaluating TLX250-Px in patients with ccRCC after surgery. The trial plans to enroll 91 patients with intermediate-to-high risk ccRCC post-surgery and is designed to identify ccRCC where it has recurred, including metastatic disease, and may inform future label expansion for TLX250-Px.
There are several other investigator-led trials of TLX250-Px that have recently completed enrollment, including the
Phase 1 ZiP-UP trial in patients with metastatic urothelial carcinoma or bladder cancer, the Phase 2 OPALESCENCE trial in patients with triple-negative breast cancer, and the Phase 1 PERTINENCE trial in patients with non-muscle invasive bladder cancer ("NMIBC"). The OPALESCENCE and PERTINENCE trials reported positive preliminary data during 2022 at the European Association of Nuclear Medicine Annual Congress, with early results suggesting theranostic potential in these difficult to treat diseases. In May 2025, final positive results from the PERTINENCE trial along with preclinical data were published in Cancers demonstrating the promising therapeutic role of 211At-girentuximab in NMIBC. In November
2025, final positive results from the OPALESCENCE trial were published in the European Journal of Nuclear Medicine and
Molecular Imaging, demonstrating the potential for TLX250-Px to detect metastatic triple negative breast cancer
("TNBC") lesions that may be resistant to chemotherapy and therefore have a more aggressive profile resulting from hypoxia.
In November 2025, we announced results from the ZIRCON-X study which found that almost half of all patients imaged with TLX250-Px would have undergone a change in clinical management, when compared with baseline SOC imaging.
ZIRCON-X was a non-interventional, prospective, post-hoc study sponsored by Telix – using imaging data from Telix’s parent pivotal Phase 3 ZIRCON study – that assessed the impact of TLX250-Px imaging on clinical decision-making versus SOC contrast-enhanced diagnostic imaging in 294 patients with indeterminate renal masses ("IRMs"). The study found that 143 patients (48.6%) would have undergone a change in clinical management if imaged with TLX250-Px, and over 20% of these patients (31 out of 143) could have potentially avoided invasive biopsy. Of all evaluable patients, more than one third (110 out of 294, or 37.4%) would have had a major change in clinical management based on defined categories, with approximately 30% having their treatment escalated or de-escalated. A subset of 18 patients initially selected for active surveillance would have been escalated to immediate treatment.
Our Brain Cancer Programs and LAT1/LAT2
Overview
According to the Global Cancer Statistics 2022: GLOBOCAN survey, global incidence of brain and nervous system tumors was 321,731 in 2022. Gliomas make up approximately 30% of all brain and central nervous system tumors and 80% of all malignant brain tumors. In the U.S., according to the 2025 CBTRUS Statistical Report, the incidence of malignant glioma was 22,836.
Glioblastoma is the most aggressive sub-type of glioma, representing 14,190 cases per year in the U.S. It has a poor prognosis, primarily due to there being few effective treatment options. Glioblastoma has a median survival from initial diagnosis of 12-15 months with a 5-year survival of 7%.
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
Market and Opportunity for Brain Cancer Imaging
We believe there are a number of opportunities to address unmet needs in the market for imaging of glioma. The first is improving the characterization of recurrence. Although MRI is the current standard of care for imaging of glioma patients, the accurate identification of recurrence remains an important unmet medical need. The U.S. market opportunity for imaging in this setting is estimated at 20,000 scans per year. This market is estimated to represent approximately
US$100 million to US$140 million per year.

The second is improving adjuvant radiation treatment planning in glioblastoma patients, which is also an important unmet medical need. The U.S. market opportunity imaging in this setting is estimated to be 15,000 scans per year.
The third opportunity is improved identification of recurrence in patients with brain metastases. The incidence of brain metastases in the U.S. is estimated to be approximately 168,000 cases per year. The U.S. market opportunity for imaging in this setting is estimated at approximately 100,000 scans per year. This aggregate market is estimated to represent approximately US$600 million per year.
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
Therapy – TLX101-Tx
TLX101-Tx (iodofalan 131I) is our lead therapeutic product candidate for the treatment of patients with brain cancer that targets the LAT1 receptor. TLX101-Tx is a novel approach that is designed to readily pass through the blood-brain barrier, the normal protective barrier that prevents many potential drug candidates from entering the brain.
We are currently evaluating TLX101-Tx in front line and recurrent glioblastoma in the IPAX series of trials. TLX101-Tx has been granted orphan drug designation in the U.S. and Europe for the treatment of glioma. Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that
TLX101-Tx will receive marketing approval.
The key attributes supporting development of TLX101-Tx include:
•IPAX-1 Phase 1 trial, demonstrated evidence of tumor responses in recurrent glioblastoma including some patients with prolonged disease stabilization, and evidence of rapid clearance of TLX101-Tx from the brain;
•IPAX-2 Phase 1 trial extended TLX101-Tx into the front-line setting, building upon experience in recurrent setting;
•TLX101-Tx has been granted orphan drug designation in the U.S. and Europe for the treatment of glioma.
In 2025, we received regulatory approval in Australia and the EU to commence the Phase 3 IPAX-BrIGHT pivotal trial of
TLX101-Tx with sites open for enrollment. IPAX BrIGHT is designed to assess the safety and tolerability of TLX101-Tx in combination with chemotherapy (lomustine), compared to chemotherapy alone. The global, multicenter, open-label study is enrolling patients with radiographically confirmed recurrent glioblastoma at first recurrence. The trial consists of two parts: Part 1, a safety and dosimetry lead-in with a minimum of 18 patients, and Part 2, randomized efficacy assessment, with enrollment numbers to be determined following Part 1. Patient dosing in IPAX-BrIGHT will mark the first targeted radionuclide therapy to enter Phase 3 development for recurrent glioblastoma.
Clinical Data
In 2022, we reported the final results from the IPAX-1 Phase 1/2 trial evaluating TLX101-Tx in combination with EBRT in patients with recurrent glioblastoma. In 2024, results were published in Neuro-Oncology Advances, confirming the trial met its primary safety and tolerability objective.
We enrolled ten patients in the trial, nine of whom received the full dose of ~2GBq (2000 MBq) of TLX101-Tx, either in the form of a single administration or one of two triple-fractionated regimens. All dosing regimens were well tolerated.
Dosimetric analysis demonstrated that radiation exposure to key organs was well within acceptable safety limits.
The trial also demonstrated a median overall survival of 23 months from initial diagnosis, or 13 months from the initiation of treatment in the recurring setting. Of the nine patients who received conventional imaging, four (44%) exhibited stable disease at day 135 and two (22%) at day 180, determined by longitudinal imaging.
The most frequent treatment emergent adverse events ("TEAEs") were decreased lymphocyte count, fatigue, headache and hiccups, which occurred in three patients (30%), followed by decreased platelet count, diarrhea, cerebral oedema
(swelling), and insomnia, which occurred in two patients (20%). Except for cerebral oedema (swelling), a common adverse event following radiation to the brain, adverse events were of low grade, did not show any trends or patterns and were clinically manageable, with a significant proportion deemed unrelated to therapy.
In 2023, we initiated a Phase 1 trial, IPAX-2, to further evaluate the safety of TLX101-Tx in up to 15 patients as a front-line therapy for the treatment of glioblastoma in combination with EBRT and temozolomide. In IPAX-2, the second patient cohort has completed and the third cohort is fully enrolled.
TLX101-Tx was investigated in the recurrent setting in the investigator-initiated IPAX-Linz Phase 2 trial, which reported preliminary results in April 2025. Treatment with TLX101-Tx was well tolerated with no serious adverse events reported.
IPAX-Linz demonstrated encouraging preliminary efficacy data, indicating a median overall survival ("OS") of 12.4 months from the initiation of treatment with TLX101-Tx, or 32.2 months from initial diagnosis. Five of the eight patients enrolled in

IPAX-Linz had unmethylated MGMT promoter status, which is typically associated with poorer outcomes. These results are consistent with the positive efficacy outcomes generated in the IPAX-1 study. In comparison, recurrent glioblastoma patients treated with EBRT alone have a reported median survival of 9.9 months from treatment.
Therapy – TLX102-Tx
In our TLX102-Tx (211At astato-L-phenylalanine) program, we are also exploring how phenylalanine, the same LAT1 targeting small molecule substrate used in TLX101-Tx, radiolabeled with an alpha-emitting isotope might deliver a different therapeutic profile. Astatine-211 is an alpha-emitting radioisotope with comparable halogen chemistry to
Iodine-131 that can cross the blood-brain barrier. TLX102-Tx has demonstrated pre-clinical proof-of-concept and we believe that TLX102-Tx has the potential to have a favorable efficacy and safety profile in future human clinical trials in patients with glioblastoma, leptomeningeal disease, and multiple myeloma. Astatine chemistry has been demonstrated, scaled up and automated, ready for clinical production. Due to comparable target binding and molecular structure, we expect that data from our existing LAT1 theranostic programs TLX101-Px and TLX101-Tx will complement and inform the clinical and regulatory development strategy for TLX102-Tx.
In August 2020, TLX102-Tx was granted orphan drug designation from the FDA in the U.S. for the treatment of multiple myeloma, and in November 2025, TLX102-Tx was granted orphan drug designation from the FDA for the treatment of malignant gliomas. Orphan drug designation may not lead to a faster development or regulatory review or approval process in multiple myeloma or glioblastoma and does not increase the likelihood that TLX102-Tx will receive marketing approval in either of these disease areas.
In December 2025, the FDA provided positive written feedback on our proposed two-part FIH study design in patients with leptomeningeal disease ("LMD"), and acknowledged that LMD from solid tumors represents a significant unmet medical need. The FDA has also provided guidance on a combined protocol for imaging and therapy to enable a true theranostic evaluation, including potential future label expansion for TLX101-Px.
Imaging – TLX101-Px
TLX101-Px (18F-FET) is a radiolabeled amino acid PET agent for imaging of gliomas that is used in clinical research settings, including in our IPAX series of trials of TLX101-Tx, as a complementary diagnostic agent. Clinical data suggest that TLX101-Px can facilitate the identification of recurrence of brain metastases. 18F-FET is widely used in many jurisdictions and is recommended by the joint guidelines from the European Association of Nuclear Medicine, European
Association of Neuro-Oncology, Society of Nuclear Medicine and Molecular Imaging, The European Society for Pediatric
Oncology and The Response Assessment in Pediatric Neuro-Oncology for the characterization of recurrence in glioma patients. 18F-FET is also included in latest NCCN Guidelines® for Central Nervous System Cancers (V1.2025) for PET
imaging of gliomas.
In October 2020, TLX101-Px was granted orphan drug designation from the FDA in the U.S. for the imaging of glioma.
Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TLX101-Px will receive marketing approval.
We used TLX101-Px to select patients and track disease response in our IPAX-1 Phase 1/2 clinical trial and the recently completed IPAX-Linz investigator-initiated trial. We are using TLX101-Px in the Phase 1 IPAX-2 trial, which is actively dosing patients, and for patient selection in our pivotal IPAX BrIGHT trial, as well as assessing metabolic tumor response according to PET-based response assessment criteria for diffuse gliomas ("PET RANO 1.0").
In August 2024, we submitted an NDA to the FDA for TLX101-Px for the characterization of progressive or recurrent glioma in both adult and pediatric patients from treatment related changes through the 505(b)(2) NDA regulatory pathway. In October 2024, the FDA accepted the NDA, granted priority review and assigned a PDUFA goal date of April
26, 2025. In April 2025, the FDA issued a CRL, stating that additional confirmatory clinical evidence was required to progress the application. Following engagement with the FDA, including a successful Type A meeting, in September 2025 we reached agreement regarding the required resubmission package, which includes a retrospective analysis to supplement clinical data. We are currently finalizing our resubmission package and will provide an update upon filing.
There can be no assurance that the FDA will accept our resubmitted NDA for review, or approve TLX101-Px. TLX101-Px was granted fast track designation by the FDA for this indication in April 2024. Fast track designation may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that TLX101-Px will receive marketing approval.
In February 2026 we submitted a MAA for TLX101-Px in a selection of European countries, with France acting as RMS.
The French National Agency for Medicines and Health Products Safety, ANSM, in its capacity as RMS is responsible for coordinating and leading the scientific evaluation of the dossier, in collaboration with the Concerned Member States.
There can be no assurance that the MAA will be validated, or that marketing authorizations for TLX101‑Px will ultimately be granted.
We also intend to conduct a label-expanding Phase 3 trial of TLX101-Px for the imaging of patients with brain metastases from non-brain cancers, including lung and breast cancer.

The key attributes supporting development of TLX101-Px include:
•Potential tool for management of progression and treatment monitoring;
•Orphan drug designation, potential to meet major unmet need; and
•Widely used in Europe and recommended in the joint guidelines for imaging of gliomas.
Clinical Data
The ability of 18F-FET PET to characterize gliomas across tumor grades and clinical settings has been evaluated in multiple prospective and retrospective clinical studies (Dunet et al. J Nucl Med. 2012). Various imaging techniques were used to compare 18F-FET PET with magnetic resonance imaging ("MRI"), 18F-fluoro-2-deoxy-D-glucose ("FDG-PET"), 18F-
fluorothymidine, and perfusion-weighted MRI (Juhász et al. Mol Imaging. 2014). The findings from these trials indicated
that 18F-FET PET generally demonstrated higher sensitivity and specificity (Galldiks et al. EJNMMI. 2015; Galldiks et al.
Neuro Oncol. 2015; Albert et al. EJNMMI. 2016). 18F-FET was the subject of a systematic review and meta-analysis
(Dunet et al. J Nucl Med. 2012) that included multiple studies and patient lesions, concluding that 18F-FET PET may serve as a complementary modality to standard of care MRI in managing brain malignancies.
As part of our commitment to provide access to medicine, we are running an EAP in the U.S. to allow access to TLX101-
Px outside of a clinical trial to patients for whom there are no comparable or satisfactory alternative options.
We are also exploring applications of TLX101-Px imaging in radiation treatment planning through the 18F-FET in glioblastoma ("FIG") investigator-initiated trial. This aim is to show that TLX101-Px can help improve radiation treatment planning in a prospective, multi-center PET/CT trial.
Our Other Solid Tumors and Hematologic Oncology Programs
Soft Tissue Sarcoma and PDGFRα
Soft tissue sarcoma ("STS") is a rare, complex disease that encompasses a diverse group of relatively rare cancers, with more than 50 histological subtypes. According to the National Cancer Institute, there were an estimated 13,400 new cases and 5,140 deaths were caused by STS in 2023 in the U.S. Standard treatment for STS includes surgery, radiation therapy and/or chemotherapy. For patients with advanced, unresectable, or metastatic disease, treatment typically involves chemotherapy with single agents (e.g., doxorubicin) or anthracycline-based combination regimens. However, the prognosis for these patients remains poor, with treated patients with metastatic disease having a median overall survival of around 12–18 months.
STS is usually diagnosed using imaging tests (CT, MRI and/or FDG-PET) and/or biopsy, depending on the tumor location.
Conventional imaging and biopsy are also used for staging.
There are several programs in clinical development for the treatment of STS, none of which is a targeted systemic radiotherapy. We consider our most direct competitors to be companies developing systemic radiotherapies in the soft-
tissue sarcoma space, including OncoTherapy Science, RadioPharm Theranostics and Cellectar Biosciences, Inc. Our
competitors will also include companies developing other modalities to treat STS.
Therapy – TLX300-Tx
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
Olaratumab was granted accelerated approval in the U.S. and conditional approval in the European Union based on
Phase 2 trial data. Lilly began marketing olaratumab as Lartruvo in 2016.
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
Our initial development focus for radiolabeled olaratumab is on advanced or metastatic STS and other PDGFRα positive tumors. Our therapeutic product candidate, TLX300-Tx, employs antibody-directed targeted radiation against PDGFRα.
We believe that the ability of olaratumab to target PDGFRα makes it a promising candidate for use as a targeted radionuclide therapy.
We completed pre-clinical validation of TLX300-Tx in 2023 and initiated a FIH Phase 1 proof-of-concept targeting and biodistribution trial, ZOLAR, in April 2025. The aim of the trial is to evaluate the safety, pharmacokinetics, biodistribution and dosimetry, and establish the optimal dose of TLX300-Px using PET imaging, prior to therapeutic studies, based on a theranostic approach. Patient dosimetry and target expression characteristics from ZOLAR will inform selection of the therapeutic radionuclide for TLX300-Tx, in conjunction with currently active non-clinical radiation biology studies.
The key attributes supporting development of TLX300-Tx include:
•Well-established clinical and toxicology profile of olaratumab as a non-radiolabeled agent;
•First-in-human, Phase 1 proof-of-concept and biodistribution trial dosing patients in Australia; and
•Potential application in STS and a range of other cancers (e.g., bone, brain, breast, lung, ovarian and prostate cancers).
In a preclinical study of a dose of 10 MBq of TLX300-Tx in mice, we observed a significant increase in survival to tumor endpoint (P=0.0004, Log-Rank test).
Imaging – TLX300-Px
TLX300-Px (89Zr-DFOsq-olaratumab) is an investigational imaging agent that we are developing for use with TLX300-Tx as a theranostic pair. DFO-squaramide ("DFOsq") is our proprietary chelator technology, designed to optimize the bioconjugate manufacture, conjugate stability and serum stability for use with this isotope. If approved, TLX300-Px would be the first imaging agent to specifically detect the presence of PDGFRα in patients with STS or other PDGFRα
positive tumors.
Following the completion of pre-clinical studies, we are conducting a first-in-human Phase 1 proof-of-concept targeting and biodistribution trial in Australia using TLX300-Px. This dose-finding study is assessing safety, tolerability, dosimetry, pharmacokinetics and imaging properties of TLX300-Px in participants with STS and other PDGFRα-positive tumors, prior to therapeutic studies. We have not yet determined the specific isotope(s) that we will use in therapeutic trials.
The pre-clinical studies of radiolabeled-olaratumab have demonstrated that olaratumab can be bioconjugated with chelators and radiolabeled with imaging and therapeutic radionuclides. In a biodistribution study of TLX300-Px in mice tumor targeting reached 55% of ID/g at 120 hours post-injection, accompanied by accumulation in main clearance organs as predicted based on radiolabeled antibody clearance. We believe results of these pre-clinical studies demonstrate the viability of radiolabeling olaratumab, high uptake of the imaging agent in tumors and subsequent clearance and demonstrated anti-tumor activity with the therapy agent. Animal or pre-clinical results should be interpreted with caution as they may not correlate to results in human clinical trials.
Hematologic Oncology and CD66
Hematopoietic stem cell transplantation ("HSCT") is an important lifesaving treatment opportunity for various hematological malignancies and a variety of non-malignant conditions such as severe aplastic anemia, inherited bone marrow failure syndromes, sickle cell disease, transfusion-dependent thalassemia, inherited immune deficiency syndromes, and certain metabolic disorders. Experimentally, HSCT has been used in severe refractory autoimmune diseases.
Conditions such as acute myeloid leukemia, multiple myeloma and systemic amyloid light chain amyloidosis may also benefit from more tolerable bone marrow conditioning regimens. The utilization of novel cell and gene therapies may increase by replacing toxic chemotherapy conditioning approaches with bone marrow conditioning.
Our hematologic oncology program targets distinct members of CD66, a family of receptors expressed on specific types of immune or blood cells that serve as attractive biomarkers for novel experimental conditioning radiopharmaceuticals.
Market and Opportunity for Bone Marrow Conditioning Treatment
According to the World Wide Network of Bone and Marrow Transplantation, there were approximately 90,000 first HSCT performed in 2019, of which 47% were allogeneic. According to the U.S. Health Resources and Services Administration,
there were approximately 22,000 HSCT performed in the U.S. in 2020, 41% of which were allogeneic.
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
There are several systemic radiotherapies being evaluated in clinical trials as conditioning agents for HSCT. We consider our most direct competitors to be companies developing systemic radiotherapies in the hematology space, including
Actinium Pharmaceuticals, Inc., Acrotech Biopharma, Inc., Cellectar Biosciences, Inc. and Jasper Therapeutics, Inc.

Market and Opportunity for Imaging of Bone Marrow Infection (Osteomyelitis)
The incidence of osteomyelitis is estimated to be as high as 21.8 cases per 100,000 persons per year. The diagnosis of osteomyelitis is a challenge for diagnostic imaging and timely identification/localization of pathology can be of critical importance for appropriate management of patients.
Imaging modalities used to diagnose osteomyelitis can include X-ray, bone scintigraphy, CT, and MRI. These are typically combined with imaging of white blood cells to distinguish infection, sterile inflammation, and other disorders. White blood cell imaging is typically performed using in vitro separation and labeling of white blood cells, which requires preparation time and carries the inherent risk of contamination.
Therapy – TLX66-Tx
TLX66-Tx (90Y-DTPA-besilesomab), is a product candidate for bone marrow conditioning for HSCT conditioning, a broad clinical indication.
Our HSCT conditioning agent, TLX66-Tx, has been evaluated in acute myeloid leukemia, multiple myeloma and systemic amyloid light chain amyloidosis through investigator-initiated trials. Clinical data suggest TLX66-Tx could be a well-
tolerated (and therefore highly versatile) bone marrow conditioning agent which could be utilized as a single agent or in combination with either reduced or high intensity conditioning agents preceding both autologous or allogeneic HSCT.
Orchard et al. (Bone Marrow Transplantation. 2024) reported that “All patients engrafted, treatment-related mortality 1-
year post-transplant was zero. Toxicities were no greater than those anticipated for similar conditioning regimens without targeted radiation. The ability to substantially intensify conditioning prior to haematopoietic stem cell transplantation without increasing toxicity warrants further testing to determine efficacy.”
TLX66-Tx is currently being studied in a Phase 2 IIT in pediatric high-risk leukemia and we plan to evaluate TLX66-Tx in a Phase 2 clinical trial as a BMC agent in patients with acute myeloid leukemia who are not suitable for conventional BMC regimes.
TLX66-Tx was granted orphan drug designation status in the U.S. and Europe. Orphan drug designation may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that TLX66-Tx will receive marketing approval.
The key attributes supporting the development of TLX66-Tx include:
•Minimal uptake in non-hematopoietic organs such as liver, kidneys and gut;
•Approximately 80 patients treated in several Phase 1 and 2 investigator-initiated trials of TLX66-Tx in different hematological diseases requiring autologous or allogeneic stem cell transplantation; and
•Orphan drug designation granted in the U.S. and Europe for TLX66-Tx for bone marrow conditioning.
Manufacturing TLX66-Tx and TLX66-Px utilizes a small amount of Triton X-100, which is a non-ionic surfactant, in the antibody manufacturing process. Triton X-100 is subject to a regulation in the European Union known as Registration,
Evaluation, Authorization and Restriction of Chemicals ("REACH"). We are permitted to manufacture TLX66-Tx for research and clinical development in the European Union pursuant to a self-certified exemption applicable to research and development activity. We would need to obtain authorization under REACH in order to use Triton X-100 for the future commercial manufacturing of TLX66-Tx or re-design the commercial manufacturing process for TLX66-Tx such that
Triton X-100 is not used. We are currently planning to re-design the commercial manufacturing process for TLX66-Tx and potentially for TLX66-Px. We believe that any improvements to the manufacturing process we may make could also result in an increase in productivity and a potential reduction in manufacturing costs. If we re-design the manufacturing process for TLX66-Tx, we may be required to conduct additional clinical trials of TLX66-Tx or meet alternative regulatory standards.
Clinical Data
TLX66-Tx has been evaluated in over 80 patients in several IITs as a conditioning agent preceding HSCT in patients with a range of hematological malignancies, including a Phase 1 dose-escalation trial in 55 patients with hematological malignancies, a Phase 1 trial in nine patients with pediatric relapsed/refractory leukemia, a Phase 1/2a trial in nine patients with AL-amyloidosis and a Phase 2 randomized controlled trial in 25 patients with multiple myeloma. In these trials, there have not been significant toxicities and there have not been detectable non-hematological toxicities such as mucositis/colitis. In the pediatric population, TLX66-Tx has been well tolerated with no serious toxicities.
In a Phase 2 trial using TLX66-Tx and HD-melphalan in 24 patients as a conditioning agent for multiple myeloma autologous HSCT, the complete response rate in the combination cohort (12 patients) was 50%, compared to 25% in the
HD-melphalan control group (12 patients).
In reported data from 30 patients out of 55 patients treated in a Phase 1 trial of TLX66-Tx, patients were given increasing doses of TLX66-Tx followed by reduced intensity conditioning and HSCT. The overall survival rate was 73% ten years after the HSCT procedure with low toxicity for TLX66-Tx. There were no severe non-hematological adverse events detected and efficient myeloablation, both in bone marrow and peripheral blood (the anticipated therapeutic effect and prerequisite for both successful autologous and allogeneic HSCT), was observed.
The Phase 1/2a trial evaluating TLX66-Tx in nine patients with AL amyloidosis evaluated the safety and toxicity of
TLX66-Tx as a bone marrow conditioning agent prior to HSCT. All nine patients were successfully engrafted following bone marrow conditioning with TLX66-Tx and autologous HSCT without any chemotherapy. TLX66-Tx was well tolerated by all patients and had a very low toxicity profile when compared to chemotherapy-based conditioning regimes. There were no serious adverse events or transplant-related deaths.
TLX66-Tx is currently being evaluated in a Phase 2 IIT in high-risk pediatric leukemia and we also plan to develop TLX66-
Tx as a bone marrow conditioning agent in high-risk acute myeloid leukemia patients in complete remission with minimal residual disease in combination with reduced intensity conditioning preceding allogenic HSCT.
Imaging – TLX66-Px
TLX66-Px (99mTc-besilesomab) is our commercial imaging agent for osteomyelitis, approved in 32 European countries and Mexico (marketed as Scintimun). Scintimun was previously manufactured and distributed by Curium Pharma through an out-license from Telix via the acquisition of TheraPharm in 2020. Curium Pharma received marketing authorization for
Scintimun in the European Union in 2010 for scintigraphic imaging, in conjunction with other modalities, for determining the location of inflammation/infection in peripheral bone in adults with suspected osteomyelitis. Following a strategic review of the asset, we elected to bring sales and marketing in-house in 2025. TLX66-Px has not received marketing approval in the U.S. We are evaluating the feasibility of filing for a marketing authorization application in the U.S. where we retain the rights.
The key attributes supporting the use of TLX66-Px include:
•EMA approval for imaging of peripheral osteomyelitis in 2010; and
•Phase 3 trial showed that Scintimun imaging is accurate and well-tolerated in diagnosing infection of the peripheral skeleton and provides comparable information (Richter et al. EJNMMI. 2011).
Clinical Data
The approval of Scintimun was based on the results of a multicenter study performed in 22 European centers. This multinational, Phase 3 clinical study was undertaken to compare anti-granulocyte imaging using Scintimun with 99mTc-
labelled white blood cells in patients with peripheral osteomyelitis. The results of this Phase 3 trial showed that Scintimun imaging is accurate and well-tolerated in diagnosing infection of the peripheral skeleton and provides comparable information to 99mTc-labelled white blood cells in patients with chronic osteomyelitis.
MedTech
Our MedTech business is advancing surgical solutions and digital products that power our precision medicines and therapeutics across the entire patient journey from diagnosis to surgical intervention and therapy. We anticipate applying this first in urology, for prostate and kidney cancer, and then across the breadth of indications we are pursuing.
Radio-Guided Surgery ("RGS")
Bringing molecular imaging into the operating theater is a key part of our portfolio strategy for urologic oncology.
In November 2023 we acquired the SENSEI radio-guided surgery business from Lightpoint Medical Ltd ("Lightpoint").
SENSEI is a miniature gamma probe device used to detect radiation in patients and guide surgery. The probe is inserted into a surgical port and can then be controlled by the clinician during the procedure. When used with targeted imaging agents, SENSEI may enable the intraoperative detection of cancer in real time, supporting greater precision in the removal of tumors.
The utility of SENSEI has been demonstrated in several studies. These include a prospective multicenter trial assessing the safety and performance of the SENSEI probe for prostate cancer sentinel lymph node biopsy. The primary objective was the sentinel lymph node dissection rate with a 100% detection rate achieved by the drop-in probe and no adverse events linked to the probe. The study concluded that the SENSEI probe meets performance and safety requirements for sentinel lymph node biopsy in prostate cancer, offering improved maneuverability and sentinel lymph node detection compared to the conventional rigid laparoscopic gamma probe. Another study covering ten patients concluded that using the probe is also safe and feasible for sentinel lymph node detection in early-stage cervical cancer. Ongoing studies in the U.S. (Weiner et al. European Urology Open Science. 2024) and Germany (Falkenbach et al. Current Opinion in
Urology. 2025;  Harke et al. Clin Nucl Med. 2024; Bravi et al. Eur Urol Focus. 2025) are using a PSMA-targeted radiotracer in conjunction with the SENSEI drop-in probe to detect and remove metastatic lymph nodes. One study reported successful removal in 88% of patients, with 71% achieving complete biochemical response (PSA < 0.2 ng/mL). A multicenter analysis across 11 sites (259 men) found that PSMA-radio-guided surgery led to lower postoperative PSA levels, longer time to follow-up (7 vs 24 months), and higher two-year cancer control rates (18% vs 30% BCR-free survival, 51% vs 73% CR-free survival) compared to standard surgery. These findings suggest PSMA-radio-guided surgery offers more precise treatment and better short-term outcomes for prostate cancer patients with nodal recurrence, with longer term oncological benefit still under investigation. SENSEI has a Conformité Européenne ("CE")

mark for sentinel lymph node biopsy applications in prostate, endometrial and cervical cancers, and is registered with the
FDA as a class I, 510(k) exempt medical device.
In September 2025, we announced a collaboration with IMRA Surgical, an Australian-based company at the forefront of disruptive technology for surgical training solutions, to accelerate the development of advanced training models and enhance the integration of cutting-edge radio-guided surgical technologies. IMRA Surgical has established itself as a leader in the development of synthetic surgical phantoms, medical models made from hydrogel that accurately simulate the response of actual human tissue. These models are transforming surgical training by enabling trainees to practice complex procedures in nearly lifelike conditions, without relying on cadavers or animal tissue. The company’s innovative models are designed to reduce the learning curve for surgeons, ensuring that they gain hands-on experience with greater precision and efficiency, ultimately leading to fewer mistakes and better patient outcomes. As part of the collaboration, IMRA Surgical will develop a groundbreaking new hydrogel model designed specifically to support education and training in the use of Telix’s SENSEI drop-in technology. This hydrogel model will be the first of its kind, providing practitioners with a realistic, hands-on training experience and facilitating a faster learning curve when adopting advanced radio-guided technology.
Through the IRiS (Imaging and Robotics in Surgery) Alliance with Mauna Kea Technologies ("Mauna Kea"), a leading medical device company pioneering the development of real-time intraoperative visualization of cancer tissue during surgery, we are exploring new hybrid pharmaceutical-device products through the combination of our cancer-targeting agents with Cellvizio, Mauna Kea’s confocal surgical laser endomicroscopy in vivo cellular imaging platform.
Dosimetry
In April 2024, we entered into an agreement to commercially partner the QDOSE dosimetry software platform with ABX-
CRO and its development partner, Quantinm AB. QDOSE is a 510(k) cleared, CE-marked and Korean-FDA approved software platform designed to enable reliable estimation of patient-specific dosimetry for both therapeutic and diagnostic radiopharmaceuticals, supporting the safe and effective integration into clinical practice. We believe that personalized targeted radionuclide therapy administration based on individual patient dosimetry has the potential to improve clinical outcomes by optimizing treatment response while reducing effects on normal healthy organs and optimizing the use of isotope supply chains.
Telix holds the intellectual property rights and leads development of QDOSE. Together with our distributors that serve as manufacturer and customer support providers, we aim to advance dosimetry and make it more accessible, reliable, and impactful for healthcare providers.
Artificial Intelligence (AI)
Imaging using targeted radiation relies heavily on digital data processing and input from highly skilled and trained technicians and radiologists to correctly interpret the data. We believe that AI technology can recognize complex patterns in large datasets and conduct predictive analysis, with potential to transform imaging analysis and improve the accuracy of decision making for clinicians.
In 2023, we acquired Dedicaid GmbH and its AI platform capable of rapidly generating indication specific clinical decision support software ("CDSS") applications from available datasets, for use with PSMA-PET amongst other imaging modalities. Each CDSS application will be trained to predict outcomes such as the severity of disease, risk to the patient and/or inform treatment decisions. The platform also houses an automated machine learning engine ("AutoML"). We believe that this platform is differentiated from commercially-available AI solutions currently used in PSMA-PET imaging, which are limited to supporting clinicians in the interpretation and reading of images – without a prediction capability. The platform is designed to reduce the time, cost and level of expertise required to build, test and validate new CDSS applications, facilitating a streamlined development and regulatory pathway for each new application. We are conducting final validation of the Dedicaid platform.
The Dedicaid acquisition also included a lead medical device tool that is designed to interpret the risk of prostate cancer advancement from a PSMA-PET scan image by correlating it to a well-known histopathology indicator (the Gleason
Grade). A second AI asset supporting Illuccix is designed to automate the identification and classification of prostate cancer lesions from PSMA-PET scans to support greater efficiency and standardization in the imaging workflow.
Our focus for the AI platform is to develop AI-powered solutions that support our product candidates and to enable these solutions for use by the nuclear medicine community as approved medical devices. We aim to use AI across our development pipeline by utilizing clinical imaging and outcome data as they become available and to develop and validate medical device applications supporting approved products.
Research and Development
Telix continues to diversify its drug pipeline through the advancement of a new generation of proprietary targeted biologics and with the expansion of its protein engineering and discovery research facility in Los Angeles, CA. Efforts underway are synergistically adding several early‑stage drug candidates against high‑value targets, including DLL3 and integrin αvβ6, enabling expansion into therapy areas with unmet clinical need. This platform of biologics is based on small, engineered antibody formats that enable highly specific cancer targeting, combined with rapid tumor uptake and blood clearance. These features allow for more directed payload delivery, helping to minimize off‑target therapeutic side effects. This technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with diagnostic and therapeutic alpha‑ and beta‑emitters of particular interest.
In addition to developing targeting agents, Telix is committed to utilizing isotopes with the most appropriate physical characteristics to help deliver the best possible treatments and, ultimately, improved patient outcomes. To support this, the company is continuously exploring new ways to produce and source these critical components of our drugs. One emerging alpha‑emitter with significant promise is lead‑212 (212Pb), an isotope to which Telix has steadily increased access through the design and scale‑up of a thorium‑228 (228Th)–based generator. Telix is preparing to introduce a fully automated, high‑output generator with a small, single hot‑cell footprint, sufficient 212Pb production capacity for multiple clinical doses per elution, and the potential to scale based on demand. This production footprint is designed for deployment throughout Telix’s manufacturing and distribution networks, including the recently acquired RLS
Radiopharmacies network. This development opens new opportunities for the creation of alpha‑emitting radiopharmaceuticals with a simplified production infrastructure compared with other alpha‑emitting radioisotopes. The alpha‑emitting profile of 212Pb also offers practical synergies with the engineered antibodies described above.
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
We aim to have a degree of vertical integration in our three operating regions. In line with this goal, in 2022 we acquired
Optimal Tracers, a California-based company that provides radiochemistry process development services and research tracers for use in clinical trials. The acquisition of Optimal Tracers expanded our translational radiochemistry capability and establishes a U.S.-based laboratory and production footprint for clinical trial doses, now known as TMS Sacramento.
In April 2024, we acquired IsoTherapeutics Group, LLC ("IsoTherapeutics"), a specialty radiopharmaceutical development and bioconjugation firm, based in Texas. We expect that the acquisition will further enhance our internal drug development capabilities.
In April 2024, we also acquired ARTMS Inc. ("ARTMS"), a radioisotope production technology company based in Canada, and its advanced cyclotron-based isotope production platform, manufacturing plant and stockpile of ultra-pure rare metals required for consumable target production. We expect that the acquisition will further enhance the vertical integration of our supply chain and manufacturing by providing a greater level of control and security over each of our diagnostic isotopes.
In January 2025, we acquired RLS (USA) Inc., America’s only Joint Commission-accredited radiopharmacy network distributing PET, SPECT and therapeutic radiopharmaceuticals. The RLS acquisition augments our existing distribution network for last-mile delivery and provides expansionary space to build out a radiometal production network to meet future demand for radiopharmaceuticals.
In June 2025, we established TMS Yokohama, in Yokohama, Japan. Telix’s first cyclotron facility in the Asia Pacific region represents a significant milestone in our global manufacturing strategy. TMS Yokohama will serve as a hub for commercial and clinical supply, and future research and development in the region. It expands our global production network which includes in-house and partner facilities. Originally opened in 2018, the site comprises a cyclotron and multiple production hot cells and was designed and built by JFE Engineering ("JFE") as the Contract Manufacturing
Organization ("CMO") for TLX250-Px in Japan and China, including for the ZIRCON-CP study.
Assuming operational management of this facility will provide greater control over existing clinical supply with the possibility to expand production to other Telix investigational and future commercial products in the region, including
Illuccix and Pixclara for Greater Tokyo, and TLX591-Tx for the Asia Pacific region.
During 2025, we progressed the construction of a new facility in Melbourne, Australia, to be known as TMS North
Melbourne, for early-phase clinical research and radiopharmaceutical production, to support APAC translational research and clinical trials. In September 2025, both TMS North Melbourne and TMS Yokohama were granted radiation licenses for a broad range of clinically and commercially important medical isotopes.

Our biologics, small molecule, aseptic fill/finish and commercial secondary packaging manufacturing and supply chain are accomplished through relationships with external contract manufacturing and development organizations ("CDMOs"). We have agreements with ABX-CRO, Abzena Holdings (U.S.) LLC., Curia Global, Dalton, DiverChim CDMO, Eurofins,
GenScript ProBio, Goodwin Biotechnology Inc., Grand Rapids Aseptic Manufacturing, Patheon Pharma Services, PCI
Pharma Services, Sharp Packaging, Sharp Sterile Manufacturing, and UPS. We are also pursuing the addition of in-house capabilities (secondary packaging, antibody conjugation, and fill/finish) where appropriate through vertical integration.
With respect to producing radiolabeled drug product, we aim to continue to deepen our relationship with key manufacturing networks in the U.S.: PharmaLogic for 18F and 89Zr products, and Cardinal Health for 68Ga and 89Zr and
225Ac products. We have agreements with Evergreen Theragnostics, AtomVie Global Radiopharma, Eckert & Ziegler SE,
Seibersdorf Laboratories and South Australian Health and Medical Research Institute for the manufacture of our therapeutic product candidates across multiple regions, and we are working on establishing additional key manufacturers in APAC and the European Union. Our current capabilities encompass products radiolabelled with 177Lu, 131I, and 89Zr, and we aim to build-up our capabilities with respect to producing products radiolabelled with alpha-emitters such as 225Ac and 212Pb.
We are dedicated to enhancing our global supply chain capabilities, particularly for the clinical and commercial supply of isotopes used in radiolabeling, as well as for supplying generators. We have established a series of strategic supply agreements with leading industry partners to supply starting material for internal production as well as the final radioisotope used in radiolabeling. These partnerships include the Australian Nuclear Science and Technology
Organisation, Cardinal Health, Eckert & Ziegler SE, Isotopia, ITM, PanTera, Radnostix, SHINE Technologies, Thor Medical,
and Van Overeem Nuclear, and are pivotal in ensuring a broad and robust supply network for both therapeutic and diagnostic isotopes. By diversifying our supply chain through these contracts, we aim to create a resilient system that eliminates dependencies on a single supply chain. This approach is intended to ensure uninterrupted supply and to enhance our capability to meet growing demand.
Through these strategic agreements, we aim to maximize the available production process methods and diversify the reactors used for irradiation and production. This not only ensures a steady and diverse supply but also allows us to adapt quickly to changing market demands and regulatory environments.
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
Sales and Marketing Operations
Our commercial operations span the Americas, EMEA, and APAC Regions. Illuccix is approved in the U.S., Australia, Brazil,
Canada, the United Kingdom, 19 European Economic Area member states, and permitted to be sold in New Zealand, and we are commercializing this product in these countries through local sales forces, which currently include over 40 associates, and together with distributor partners. Gozellix is approved in the U.S. We have secured a number of commercial partnerships covering certain geographies to enable distribution and/or commercialization of our products.
In the U.S., we have established a commercial radiopharmacy network of over 225 commercial radiopharmacies to distribute Illuccix, including partnerships with Cardinal Health, Inc., PharmaLogic Holdings, Corp., and Jubilant Pharma
Ltd. We also have a distribution agreement with Isologic Innovative Radiopharmaceuticals Ltd for the Canadian market.
In Asia Pacific, we have secured a strategic collaboration with Grand Pharmaceutical Group Limited ("Grand Pharma") in the Greater China area including Mainland China, Taiwan, Hong Kong and Macau. Grand Pharma has been appointed as our partner for this territory with exclusive development and commercialization rights to our portfolio.

In Europe, we have exclusive distribution agreements for the upcoming launch of Illuccix in a number of geographies, including with Eckert & Ziegler SE in Germany, Xiel Ltd in the United Kingdom, IRE Elit S.A. in France, Radius S.r.l. in Italy,
Biokosmos S.A. in Greece and Cyprus, Sociedade Avanço, Unipessoal, Lda in Portugal, THP Medical Products Vertriebs
GmbH in Austria, Czech Republic and Slovak Republic and WIIK Pharma ApS in Denmark, Finland, Norway and Sweden.
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
There are several companies with approved beta-based radiopharmaceuticals, including Novartis AG, Bayer AG, Sirtex
Medical, Inc., Boston Scientific Corporation, Acrotech Biopharma LLC and Q BioMed Inc. and other companies developing beta-based radiopharmaceuticals, including Lantheus Holdings, Inc., Eli Lilly & Company Ltd., ITM Isotope Technologies
Munich SE, Curium Holding France S.A.S, Clarity Pharmaceuticals Limited, The Bracco Group (through its Blue Earth
Therapeutics Ltd. Subsidiary), and Y-mAbs Therapeutics, Inc. The beta emitting isotopes used by these companies include iodine-131, lutetium-177, strontium-89, copper-67, and yttrium-90.
There are several companies developing targeted alpha-based radiopharmaceuticals for the treatment of cancer, including Bayer AG, Novartis AG, AstraZeneca PLC/Fusion Pharmaceuticals Inc., Alpha Tau Medical, ARTBIO, Inc., Orano
Med SAS, Johnson & Johnson, Abdera Therapeutics, Inc., Actinium Pharmaceuticals, Inc, Aktis Oncology, Inc.,
Convergent Therapeutics, Inc., ITM Isotope Technologies Munich SE, Perspective Therapeutics, Inc., Eli Lilly & Company
Ltd., RadioMedix, Inc., Bristol Myers Squibb Company and Y-mAbs Therapeutics, Inc. The only approved alpha particle-
based therapy is Bayer’s Xofigo (Radium-223) which was approved in 2013 for the treatment of prostate cancer with symptomatic bone metastases.
We consider our most direct competitors to be companies developing and commercializing diagnostics and therapies in our core therapy areas, including prostate cancer, kidney cancer, bladder cancer, brain cancer, sarcoma, and hematology.
In prostate cancer therapy, Pluvicto (lutetium (177Lu) vipivotide tetraxetan), marketed by Novartis AG, was approved by the FDA for the treatment of patients with PSMA-positive mCRPC who have been treated with androgen receptor pathway inhibition and taxane-based chemotherapy in March 2022. In March 2025, Pluvicto was approved by the FDA for earlier use prior to chemotherapy, in PSMA-positive mCRPC. Pluvicto is the only FDA-approved PSMA-targeted therapy for the treatment of prostate cancer. Several other systemic radiotherapies are being investigated in clinical trials in the mCRPC setting and across other stages of prostate cancer, and potentially could be commercialized in the future.
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
Johnson & Johnson, AdvanCell Isotopes Pty Ltd, Alpha-9 Theranostics, Inc., Cancer Targeted Technology, LLC,
FutureChem Co Ltd., Sinotau Pharmaceutical Group, Norroy Biosciences Co. Ltd., RadioPharm Theranostics Limited,
Precision Molecular, Inc., CellBion Co., Ltd., StarPharma Holding Limited, Amgen Inc., Crescendo Biologics Limited,
Poseida Therapeutics, Inc., Janux Therapeutics, Inc., Vir Therapeutics, Inc., Bivision Pharmaceuticals, Inc., GlyTherix Ltd,
Jiangsu Hengrui Pharmaceuticals Co., Ltd and Full-Life Technologies Limited. Our competitors also include companies developing other modalities to treat patients with mCRPC.
In prostate cancer imaging, UCLA and UCSF obtained FDA approval for 68Ga-PSMA-11 in 2020, this was the first PSMA-
PET imaging agent to be approved by the FDA. Pylarify (18F-piflufolastat), marketed by Lantheus Holdings, Inc, was approved by the FDA in 2021. Locametz (68Ga-PSMA-11), marketed by Novartis, received FDA approval in 2022 and
Posluma (18F-flotufolastat), marketed by The Bracco Group (through its Blue Earth Diagnostics Ltd. subsidiary), received
FDA approval in 2023. Several other PSMA-PET product candidates are being evaluated in clinical trials for prostate cancer imaging and may be commercialized in the future. Companies developing PSMA-PET imaging agents include
Curium Holding France S.A.S., Clarity Pharmaceuticals Limited, ABX advanced biochemical compounds GmbH, Isotopia
Molecular Imaging Ltd, Itel Telecomunicazioni Srl, ITM Isotope Technologies Munich SE, Five Eleven Pharma, Inc.,
RadioMedix, Inc., CellBion Co., Ltd., Norroy Biosciences Co. Ltd., HTA Co. Ltd and Jiangsu Hengrui Pharmaceuticals Co.,
Ltd.
In kidney cancer therapy, there are several companies developing CAIX-targeted systemic radiotherapies, including ITM
Isotope Technologies Munich SE, Precision Molecular, Inc., Norroy Biosciences Co. Ltd., AstraZeneca PLC/Fusion
Pharmaceuticals Inc., PeptiDream Inc., Bayer AG and Bristol Myers Squibb Company. Our competitors also include companies developing other modalities to treat patients with kidney cancer.

In kidney cancer imaging, there are several companies developing ccRCC or CAIX-targeted imaging agents, including
ITM Isotope Technologies Munich SE, Philogen S.p.A., ImaginAb, Inc., Precision Molecular, Astellas Pharma, Inc., Norroy
Biosciences Co. Ltd., PeptiDream Inc., and Five Eleven Pharma, Inc.
In bladder cancer therapy, there are several companies developing systemic radiotherapies, including Aktis Oncology,
Inc., Glytherix Ltd., AstraZeneca PLC and NuView Life Sciences, Inc. Our competitors also include companies developing other modalities to treat patients with bladder cancer.
In glioblastoma therapy, there are several companies developing systemic radiotherapies for brain tumors, including ITM
Isotope Technologies Munich SE, PeptiDream Inc., Molecular Targeting Technologies, Inc., EvaThera Theranostics,
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
We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe adverse events, are more convenient to administer, are less expensive or with a more favorable label than our product candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, availability of the relevant isotope, the effectiveness of imaging diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.
Intellectual Property
Overview
Patent Protection
By their very nature, radiopharmaceuticals must be delivered through a complicated supply chain and go-to-market model requiring specialized physics, chemistry and biological expertise for successful development and commercialization protected by know-how and trade secrets. This specialization provides a practical barrier to competitor entry without the same specialist expertise. Additionally, we aim to build, maintain and continuously improve our exclusivity and patent position to protect our innovation contribution. We aim to integrate regulatory filing strategy designed to maximize regulatory market or data exclusivity and through targeted patent protection across the spectrum of compound, dosing, radiolabeling technology, handling, preparation process and manufacturing inventions.
Older radiopharmaceuticals were historically routinely used in the public domain for many years under practice of pharmacy or individual named patient prescribing regulatory pathways. This has the benefit of established use and real-
life clinical application and experience for such products when made commercially available, but does potentially create the result that patent protection is not available or has only limited remaining patent term.
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
We have in-licensed registered intellectual property associated with our key therapeutic products: TLX591-Tx, TLX250-
Tx, TLX101-Tx, TLX102-Tx, TLX090-Tx, TLX300-Tx, TLX66-Tx, TLX597-Tx, and related imaging product TLX250-Px in addition to supplementary intellectual property owned by us. Intellectual property for Illuccix, Gozellix, TLX592-Tx,
TLX252-Tx, TLX400-Tx. RHN001-Tx and RHN001-Dx, and TLX101-Px is wholly owned by us. We have also filed our own applications for registered patents and trademarks in respect of our key products.
Patents are granted by national and regional intellectual property offices in accordance with the corresponding national laws. Granted patents provide a right to exclude others from making, using, selling, offering to sell, or importing the invention as set forth in the claims of the patent. Protection is generally limited to actions in or relating to the countries in which protection is obtained, and enforcement is generally by litigation.
Patents generally have a maximum term of 20 years after its earliest effective filing date, subject to the payment of renewal fees in all the relevant countries.
In the field of pharmaceuticals, patent term extensions or supplementary protection certificates may extend the term of a patent beyond 20 years in certain jurisdictions. Examples of important jurisdictions where these regimes are available are the U.S., Europe, China, Japan and Australia. Many of the patents and patent applications, if granted, that are in-licensed or owned by us may be able to be extended under the patent term extension or supplementary protection certificate regimes (in jurisdictions where these regimes are available) once the key products have been the subject of regulatory approval as the claims are directed to pharmaceutical products and their uses. The extensions in term are typically up to five years in duration and are often related to the delay between the grant of the patent and regulatory approval of the pharmaceutical product.
Requirement for Patentability
The requirements for patentability differ in detail from country to country. However, in general terms the main requirements are that the invention relate to patentable subject matter; that the invention is novel and has an inventive step; and that the patent contain an adequate disclosure of performing or making the invention. In order to be novel, the invention must not have been disclosed in writing or otherwise in public, or offered for sale, before the priority date. The requirement of inventive step is, in general terms, that the invention must go beyond what the skilled worker in the field would arrive at as a matter of course when attempting to address the same problem as the invention.
Procedure for Obtaining Patent Protection
Patents are granted on a national basis. International patent protection is based upon a system of well-established and widely adopted international conventions. The first application for a patent for an invention is called the priority application, and its filing date is known as the priority date. If patent applications having the same specification are filed within a year from the priority date in other countries, then (in accordance with the Paris Convention, World Trade
Organization ("WTO") Treaty and bilateral agreements) they retain the effective filing date of the priority application for the purpose of assessing novelty and inventive step.
There are three different types of patent application of relevance. A provisional application acts as a filing to obtain a priority date. It does not proceed to grant and is not examined by the patent authorities; rather, a later application must be filed within a year of its priority date to claim the benefit of that filing. A national filing is a regular patent application in a particular country or region. It will be examined in most cases by the local or regional patent authorities. Applications can be filed directly in the country or region, or using another convention called the Patent Cooperation Treaty ("PCT").
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
Potential Limitations of Patent Protection
Certain limitations are inherent in the patent system. In all relevant countries it is possible to challenge the validity of a patent even after it has been granted by the intellectual property office. This may be possible by administrative processes at the relevant patent office, court procedures, or both. However, the laws of some jurisdictions do not protect intellectual property rights in the same manner and to the same extent as laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions outside the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement of such patent protection is not as strong as that in the U.S.  These products may compete with our products and any then-

approved product and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
A successful challenge to validity will result in the claims of the patent being narrowed in scope, or the patent being completely revoked. The grant of a patent by a patent office does not mean it is valid. Because of the limited scope of material searchable by the patent office, compared to the potential to use documents or act before the priority date that may not have been identified by the patent office to attack validity, there is a risk that presently unknown disclosures or actions relevant to patentability will be discovered at a later time, with consequent risks to validity. The scope of a granted patent may be significantly different to a pending application, and so it is not possible to advise with certainty in relation to infringement of a pending application.
Pending patent applications may never proceed to be granted patents. It is not generally possible to commence a patent enforcement action based on a pending application; it is necessary to obtain a granted patent. However, damages in some instances and in some jurisdictions may be backdated for part of the period of pendency. To our knowledge, none of the patents and patent applications in-licensed or owned by us are presently the subject of a challenge by a third-
party. EP0956506 has previously been challenged in opposition proceedings before the European Patent Office but the opposition was successfully dismissed.
Trademarks
Registered trademarks protect indications which serve to distinguish the goods or services of one competitor from those of others, and provide the trademark owner with the exclusive right to use or authorize others to use the trademark in relation to the goods and services for which it is registered. Trademarks are granted generally on a national or territorial basis. International filings are governed by international treaties to simplify the process of securing trademark protection at the national or territorial level of parties to the relevant international treaties, in a similar manner to patents.  In particular, international trademark applications made through the World Intellectual Property Organization under the
Madrid Protocol offer a six-month priority period from the application filing date. Generally, the intellectual property offices in each country or territory conduct searches and examination of trademark applications prior to registration.
Trademark applications are subject to the pace of examination in the relevant national intellectual property office.  It is not unusual for a trademark application to be pending for a period of six months to two years prior to grant, but some trademark applications may be pending for years. Trademarks may be subject to challenge by third parties in most jurisdictions before and after registration, with many national or territorial intellectual property offices offering administrative and/or judicial processes to address challenges to the relevant trademark on various grounds, which often include likelihood of confusion concerns with senior trademark registrations.
In total, as of December 31, 2025, we own 26 registered U.S. trademarks, 14 pending U.S. trademark applications, 179 foreign trademarks registered in jurisdictions such as Australia, Europe, China, Brazil and Japan, and 93 pending foreign trademark applications applied for in jurisdictions such as Australia, Europe, China, Brazil and Japan. We currently have trademark registrations in the U.S. for the Telix Pharmaceuticals name, the Illuccix name and logo, the Gozellix name and logo, the Pixclara name and logo, the ANMI name, the SENSEI name, the ARTMS name, and the RADMAB name and other trademarks are pending in the U.S. such as Zircaix. Outside of the U.S., Illuccix is registered in Australia, Brazil, Canada,
China, the European Union, India, Israel, Japan, Malaysia, New Zealand, Norway, Peru, Philippines, South Korea,
Singapore, Switzerland, Taiwan, Türkiye, the United Kingdom and is pending in Thailand. We have also selectively filed the following names and logos outside of the U.S.: Pixclara, Gozellix, Zircaix, ANMI, ARTMS, and RADMAB.
Data and Market Exclusivity Provisions
Data and market exclusivity provisions relating to the regulatory approval of pharmaceutical products exist in each relevant jurisdiction. The provisions provide periods during which a competitor is limited in their ability to seek and/or obtain regulatory approval for a generic or similar product. Data exclusivity relates to the period in which information relating to the safety and efficacy of a product, provided to a regulatory authority for the purposes of obtaining regulatory approval, remains confidential, or cannot be relied upon by the regulatory authority or a third-party in order to obtain regulatory approval of another. Data exclusivity is separate from other forms of exclusivity, such as the monopoly provided by patents. In some instances, the period of data exclusivity may extend beyond the term of any patent which protects the same product. Market exclusivity refers to a period where a party wishing to sell a product is prohibited from doing so, even if regulatory approval has been obtained.
As our key products are radio pharmaceutical products, they will have the benefit of periods of data and market exclusivity available in each jurisdiction following regulatory approval. These are typically five years or more in duration
(and eight years data exclusivity plus two years market exclusivity for European jurisdictions).
Our Patent Portfolio
Our commercial success depends in part on our ability to obtain and maintain regulatory exclusivity, proprietary or intellectual property protection for our products and product candidates, our core technologies, and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and in foreign jurisdictions related to our proprietary technology and products and product candidates. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We also in-license patent portfolios relating to our product pipeline and to emerging product candidates as well as technologies that are adjacent such as radiolabeling technologies, linker technologies, chelator technologies, bioconjugation techniques, antibody manufacturing and modifications, isotope manufacture, AI techniques and applications, and medical imaging devices,
In total, as of December 31, 2025, we have in-licensed 40 U.S.-issued patents and 408 foreign-issued patents granted in jurisdictions such as Australia, Canada, Germany, Italy, Spain, the United Kingdom, France, Türkiye, Russia, Japan, China,
Korea, Singapore, India, Israel, Mexico, and Brazil. As of December 31, 2025, we have also in-licensed 10 pending non-
provisional U.S. patent applications, 66 pending foreign-patent applications applied for in jurisdictions such as in
Australia, Canada, Europe, Russia, Japan, China, India, Mexico, and Brazil, and one pending international application filed under the PCT. The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a
PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.
In total, as of December 31, 2025, we own either solely, or jointly with our commercial partners, 15 U.S.-issued patents and 118 foreign patents granted in jurisdictions such as Australia, Canada, Germany, Italy, Spain, the United Kingdom,
France, Türkiye, Russia, Japan, China, India, Israel, Mexico, and Brazil. As of December 31, 2025, we also have pending, either solely or jointly with our commercial partners, 38 non-provisional U.S. patent applications, 182 foreign patent applications applied for in jurisdictions such as in Australia, Canada, Europe, Japan, China, Korea, Singapore, India, Israel,
Mexico, and Brazil, and 18 pending international applications filed under the PCT.
The intellectual property portfolios for our key products and product candidates as of December 31, 2025 are summarized below:
Illuccix and Gozellix
Our Illuccix patent portfolio covers the pharmaceutical product and the unique arrangement of components of the kit as well as methods of making gozetotide. The patent family directed to the pharmaceutical product and the unique arrangement of components of the kit consists of five U.S.-issued patents; 53 foreign-issued patents granted in
Australia, Canada, Belgium, Finland, Switzerland, Lichtenstein, the Czech Republic, Denmark, Austria, Greece, Hungary,
Ireland, the Netherlands, Norway, Portugal, Sweden, Germany, Italy, Spain, the United Kingdom, France, Türkiye, Russia,
Japan, China, India, Israel, Mexico, South Africa, New Zealand and Brazil, six pending foreign patent applications applied for in Europe, India and Hong Kong, and four pending U.S. non-provisional applications. The patent family directed to methods of making gozetotide consists of one pending U.S. non-provisional patent application and ten pending foreign patent applications in Australia, Brazil, Canada, Mexico, China, Europe, Japan, Korea, Hong Kong and Singapore.
There is one U.S. patent registered under the U.S. Orange Book which is directed to methods of imaging using the pharmaceutical product prepared with Illuccix.
Any patents that may issue in the U.S. as part of our patent portfolio directed to the pharmaceutical product or the kit will expire no earlier than 2035, not including any terminal disclaimer, patent term adjustment due to administrative delays by the U.S. Patent and Trademark Office ("USPTO") or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2035. Any patents that may issue in the U.S.
directed to methods of making gozetotide will expire in 2042, absent any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire in 2042.
The Illuccix patent portfolio also covers Gozellix.  In addition, there is one patent family directed solely to the formulation of Gozellix comprising one pending U.S. non-provisional application and one PCT application which has yet to enter the
National Phase.  Any patents that may issue in the U.S. as part of our patent portfolio directed to the pharmaceutical product or the kit will expire no earlier than 2045, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO, or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2045.
TLX250-Px (89Zr-DFO-girentuximab) and TLX250-Tx (177Lu-DOTA-girentuximab)
We have in-licensed six patent families from Heidelberg Pharma AG (formerly Wilex AG) directed to the CAIX-targeting girentuximab antibody and various therapeutic and imaging applications thereof.
The in-licensed patent portfolio includes three U.S.-issued patents, 17 foreign-issued patents granted in Australia,
Canada, Germany, Spain, Italy, France, the United Kingdom, Korea, New Zealand, South Africa, Israel, Russia and Mexico,
and one foreign patent applications applied for in China. Expiry dates vary from 2026 to 2034 across the portfolio, not including any patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984,
commonly referred to as the Hatch-Waxman Act, or equivalent provisions in foreign jurisdictions.
We have two patent families directed to aspects of the manufacture of TLX250-Px. These patent families include two pending U.S. non-provisional patent applications and 16 foreign patent applications in Australia, Brazil, Canada, Europe,
Korea, Singapore, China and Japan. Any patents that may issue in the U.S. based on the non-provisional U.S. patent applications will expire no earlier than 2042, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2042.
We have one patent family directed to the use of TLX250-Px in imaging CAIX-expressing cancers other than ccRCC. This patent family consists of one pending U.S. non-provisional patent application and nine foreign patent applications in
Brazil, Singapore, China, Mexico, Australia, Canada, Japan, Korea and Europe. Any patents that may issue in the U.S.
based on the pending PCT application will expire no earlier than 2043, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2043.
We have one patent family directed to the use of TLX250-Tx in therapy of CAIX-expressing cancers other than ccRCC.
This patent family consists of one pending PCT application. Any patents that may issue in the U.S. based on the pending
PCT application will expire no earlier than 2043, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2043.
We have one patent family directed to combinations of TLX250-Tx with checkpoint inhibitors. This patent family consists of one pending U.S. non-provisional patent application and 6 foreign patent applications applied for in Australia, Brazil,
Canada, Europe, Mexico and Singapore. Any patents that may issue in the U.S. based on the pending PCT application will expire no earlier than 2043, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2043.
We have one patent family directed to the combination of TLX250-Tx with DNA damage repair inhibitors. This patent family includes one pending U.S. non-provisional patent application and ten foreign patent applications applied for in
Australia, Brazil, Canada, Europe, Israel, Korea, Mexico, Singapore, China and Japan, Any patents that may issue in the
U.S. based on the U.S. non-provisional patent application will expire no earlier than 2042, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the
Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2042.
As biological products, TLX250-Px and TLX250-Tx will be entitled to 12 years data exclusivity from the date of product approval.
TLX252-Tx (225Ac-DOTA-girentuximab)
We have a single patent family patent directed to the composition of matter of TLX252-Tx, its radiolabeled forms and uses in imaging and therapy. The patent family includes one pending U.S. non-provisional patent application and 16 pending foreign patent applications in Canada, Chile, China, India, Japan, Korea, Mexico, Australia, Europe, Eurasia, India,
New Zealand, Brazil, Hong Kong, Israel and Singapore. Any patents that may issue in the U.S. will expire no earlier than
2040, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2040.
TLX101-Px (18F-FET)
We have orphan drug and fast track designation for TLX101-Px in the U.S., which we expect to yield up to seven years regulatory exclusivity following product approval.
TLX101-Tx (131I-IPA) and TLX102-Tx (211At-APA)
We have in-licensed a patent portfolio directed to methods of treatment using TLX101-Tx and TLX102-Tx from Dr.
Samuel Samnick, a German nuclear medicine researcher. There are two U.S.-issued patents which will expire no earlier than 2028 and 2031 respectively, not including any patent term extension under the Hatch-Waxman Act. There are eight foreign issued patents in Australia, Canada, Germany, the United Kingdom, Spain, France, Japan, and Korea which will expire no earlier than 2026.
We have in-licensed a patent portfolio directed to a method of manufacturing TLX101-Tx and TLX102-Tx from Osaka
University. There are two U.S.-issued patents, one pending U.S. non-provisional application, seven foreign-issued patents in Australia, Japan, Switzerland, Lichtenstein, Spain, the United Kingdom, and Türkiye, one foreign issued patent under the European Unified Patent Convention (which covers Austria, Belgium, Bulgaria, Denmark, Estonia, Finland,
France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Romania, Slovenia, and Sweden) and
two pending foreign applications in Europe and Hong Kong. Any patents in this portfolio that may issue in the U.S. will expire no earlier than 2038, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2038.
We have one PCT application directed to combinations of TLX101-Tx and other chemotherapeutic agents.  Any patents that may issue in the U.S. based on this PCT application will expire no earlier than 2045, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the
Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2045.

We have orphan drug designation for TLX101-Tx in the U.S. and Europe and for TLX102-Tx in the U.S. which will grant us the customary regulatory exclusivity, currently expected to be up to seven years from date of product approval.
TLX591-Tx (lutetium (Lu177) rosopatamab tetraxetan)
We have sub-licensed a Cornell University (and associated entities) patent portfolio from Convergent Therapeutics, Inc as successor in title of BZL Biologics LLC. The portfolio is directed to TLX591-Tx and combination therapies of TLX591-
Tx with androgen deprivation therapy.
The sub-licensed patent portfolio includes one U.S.-issued patent, one pending U.S. non-provisional patent application,
14 foreign-issued patents in Belgium, Canada, Japan, Germany, France, Spain, the United Kingdom, Luxembourg and the
Netherlands, and a pending foreign application in Europe directed to combinations with androgen deprivation therapy.
Any patents that may issue in the U.S. will expire no earlier than 2028, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2028.
As a biological product, TLX591-Tx will be entitled to 12 years data exclusivity from the date of product approval.
TLX592-Tx (225Ac-RADmAb®)
We have a single patent family patent directed to the composition of matter of TLX592-Tx, its radiolabeled forms and uses in imaging and therapy. The patent family includes one pending U.S. non-provisional patent application, one granted
Japanese patent, and 16 pending foreign patent applications in Canada, Chile, China, India, Japan, Korea, Mexico,
Australia, Europe, Eurasia, India, New Zealand, Brazil, Hong Kong, Israel and Singapore. Any patents that may issue in the
U.S. will expire no earlier than 2040, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2040.
TLX592-Tx is currently in early development so regulatory pathway to product approval is not yet confirmed or known, however the customary regulatory exclusivity period is expected to apply.
TLX300-Px (89Zr-olaratumab) and TLX300-Tx
We have two patent families directed to radiolabeled forms of olaratumab and their use in imaging and therapy. The patent family includes two pending U.S. non-provisional patent applications and 16 pending foreign applications filed in
Australia, Brazil, Canada, China, Europe, Japan, Korea, and Mexico. Any patents that may issue in the U.S. will expire no earlier than 2043, not including any terminal disclaimer, patent term adjustment due to administrative delays by the
USPTO or patent term extension under the Hatch-Waxman Act. Any patents that may issue in foreign jurisdictions will likewise expire no earlier than 2043.
TLX66-Px (99mTc-besilesomab, Scintimun) and TLX66-Tx (90Y-DTPA-besilesomab)
We have one patent family directed to the use of TLX66-Tx in the treatment of multiple myeloma. The patent family includes one U.S.-issued patent and foreign-issued patents in Canada, Australia, and Europe (validated in Belgium,
Germany, Spain, France, the United Kingdom and Italy). The U.S. patent has a maximum expiry date of 2031, not including any patent term extension under the Hatch-Waxman Act. The other patents will expire no earlier than 2026.
A second patent family is directed to the use of TLX66-Tx for treating AL-amyloidosis and for specific bone-marrow conditioning. We have one pending U.S. non-provisional patent application and pending applications in China, Japan and
Canada.
The second family includes a granted patent in Europe which has been validated under the unitary patent system (which covers seventeen European countries and includes coverage of Belgium, Germany, France, and Italy) and has also been validated in Switzerland, Spain, and the United Kingdom. There are also foreign-issued patents in Australia and South
Africa.
Any patents in the U.S. that may issue in the second family will expire no earlier than 2038, not including any terminal disclaimer, patent term adjustment, or patent term extensions under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2038.
We have one PCT application directed to the use of TLX66-Px (Scintimun) in dosimetry.  Any patents that may issue in the U.S. based on the pending PCT application will expire no earlier than 2045, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman
Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2045.
TLX090-Tx (153Sm-DOTMP)
We have in-licensed three patent families from IGL Pharma, Inc in connection with our acquisition of QSAM Biosciences,
Inc., which are directed to methods of manufacturing TLX090-Tx, kits comprising TLX090-Tx, and its use in treatment.

The portfolio includes five U.S.-issued patents, 39 foreign-issued patents in Canada, Germany, France, Great Britain,
Hungary, Ireland, Iceland, Italy, Luxembourg, the Netherlands, Norway, Austria, Belgium, Bulgaria, the Czech Republic,
Denmark, Finland, Poland, Portugal, Slovakia, Slovenia, Sweden, Switzerland, Türkiye and Japan, and three pending foreign patent applications in Japan and Europe. Any patents issued in the U.S. will expire no earlier than 2035, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than
2035.
TLX400-Tx (177Lu-DOTAGA.Glu.(FAPi)2)
We have one patent family directed to the composition of matter of TLX400-Tx. The family includes one granted German utility patent, one pending U.S. non-provisional patent application and nine foreign patent applications in Australia, Brazil,
Canada, China, Europe, India, Japan, Korea and Hong Kong. The granted German utility patent will expire no earlier than
2031. Any patents issued or that may issue based on the pending application in the U.S. will expire no earlier than 2042, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2042.
TLX593-Px
We have in-licensed a PCT application from the University of Ghent directed to methods of preparing TLX593-Px and associated compositions of matter. Any patents issued or that may issue based on the pending PCT application in the
U.S. will expire no earlier than 2045, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2045.
TLX597-Tx
We have in-licensed a patent family directed to the composition of matter of TLX597-Tx from Instituto Nacional de
Investigaciones Nucleares ("ININ") a nuclear medicine research organization. The license covers all territories except
Mexico and South Africa. The patent family includes one U.S. issued patent and foreign issued patents in Eurasia, China,
Hong Kong, the United Kingdom, Switzerland and Spain, and one foreign issued patent under the European Unified
Patent Convention (which covers Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia,
Lithuania, Luxembourg, Malta, Netherlands, Portugal, Romania, Slovenia, and Sweden). There are three foreign patent applications filed in Brazil, Canada, and Egypt.  Any patents issued or that may issue in the U.S. will expire no earlier than
2039, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2039.
We have one unpublished PCT application directed to novel radiolabeled forms of TLX597-Tx. Any patents that may issue in the U.S. based on the pending PCT application will expire no earlier than 2045, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the
Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2045.
RHN001-Tx and RHN001-Dx
We have one patent family directed to RHN001-Tx and RHN001-Dx as a composition of matter. The patent family includes one U.S non-provisional patent application and patent applications in Europe, Canada, Australia, India, South
Africa, Mexico, China, Eurasia, Brazil and Hong Kong.  Any patents that may issue in the U.S. will expire no earlier than
2042, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2042.
TLR602-Tx and TLR603-Tx
We have one PCT application directed to TLX602-Tx as a composition of matter. Any patents that may issue in the U.S.
based on the pending PCT application will expire no earlier than 2044, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2044.
We have one patent family directed to TLX603-Tx as a composition of matter. The patent family includes one U.S non-
provisional patent application and patent applications in Europe, China, Korea, Mexico, Japan, Singapore, Brazil,
Australia, Canada, and Hong Kong.  Any patents that may issue in the U.S. based on the pending PCT application will expire no earlier than 2043, not including any terminal disclaimer, patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2043.
Lightpoint Medical
In connection with our acquisition of Lightpoint’s radio-guided surgery business, we acquired a patent portfolio relating to surgical applications of radiopharmaceuticals including the SENSEI probe. The patent portfolio comprises five U.S.-

issued patents, 25 foreign-issued patents in Australia, China, Belgium, Luxembourg, Switzerland, Germany, Italy, France,
the Netherlands, Spain and the United Kingdom, one granted European patent which has been validated in Great Britain,
Spain and under the European Unified Patent Convention (which covers Austria, Belgium, Bulgaria, Denmark, Estonia,
Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Romania, Slovenia, and
Sweden), and two pending non-provisional U.S. applications. Any patents issued or that may issue based on the pending applications in the U.S. will expire no earlier than 2033, not including any terminal disclaimer or patent term adjustment due to administrative delays by the USPTO or patent term extension under the Hatch-Waxman Act. Any patents issued in foreign jurisdictions will likewise expire no earlier than 2033.
Collaboration and License Agreements
Advanced Nuclear Medicine Ingredients SA
In December 2018, we acquired Advanced Nuclear Medicine Ingredients ("ANMI") including the pre-cursor kit that was ultimately developed to become Illuccix. We paid A$2.7 million in cash and issued 6,090,805 ordinary shares, based on a share price of A$0.637 per share, in connection with the closing of the acquisition.
We are obligated to make deferred earn-out payments to former shareholders of ANMI on an annual basis equal to a percentage in the low teens of net sales of Illuccix in the U.S. and equal to a percentage in the low twenties of net sales of Illuccix outside the U.S., in each case until April 13, 2027, which is five years following the first commercial sale of
Illuccix in the U.S. We hold an option to buy out the remaining deferred payments by paying €10 million within 90 days of
April 13, 2025.  This option was exercised and the final buy out payment was made in July 2025.
Heidelberg License Agreement
On January 16, 2017, we entered into a license agreement, or, as amended, the Heidelberg License, with Wilex AG (now
Heidelberg Pharma AG, "Heidelberg"), pursuant to which Heidelberg granted us an exclusive, royalty-bearing license under certain patents and know-how to develop, manufacture and commercialize the CAIX-targeting girentuximab antibody ("girentuximab"), radio-labeled with an isotope in both diagnostic and therapeutic products. We paid Heidelberg
US$250,000 in connection with the execution of the Heidelberg License and initial technology transfer. In addition, from
2018 to 2022, we have paid Heidelberg US$1.25 million for achievement of certain manufacturing and regulatory milestones for IND approval and enrollment of the last patient in a Phase 3 clinical trial. Under the agreement, we are obligated to pay milestone payments to Heidelberg of US$2.4 million in the aggregate with payment owed upon FDA approval for a BLA for a diagnostic product and upon first reimbursements for first indication of a diagnostic product.
Under the Heidelberg License, Heidelberg retained the right to develop and commercialize products that contain girentuximab that are not radio-labeled. In the event we intend to file a BLA for a therapeutic product that includes girentuximab, we are obligated to notify Heidelberg and may be required to pay up to US$3.0 million to extinguish any of
Heidelberg’s retained rights that have been granted to a third-party for co-promotion of girentuximab in the U.S. In the event of commercial launch of a diagnostic product, we are obligated to pay Heidelberg royalties in the low twenties on net sales of such product by us or a sublicensee during the first ten years of such sales and mid single-digit royalties on net sales of such product during the second ten years of such sales. In the event of commercial launch of a therapeutic product, we are obligated to pay Heidelberg low single-digit royalties on net sales of such product during the first ten years of such sales. Our obligation to pay royalties on net sales of diagnostic products expires 20 years after first commercial sale of each diagnostic product and our obligation to pay royalties on therapeutic products expires ten years after first commercial sale of each therapeutic product. We are obligated to use commercially reasonable efforts to develop products for regulatory approval worldwide subject to certain excepted countries for therapeutic products. The
Heidelberg License expires when we cease selling products subject to the license granted thereunder, subject to customary termination provisions regarding material breach by or bankruptcy of either party. In addition, we can terminate the agreement upon 180 days’ written notice for any reason. In the event of termination of the agreement for
Heidelberg’s material breach or bankruptcy, we have the option to purchase intellectual property relating to the products for nominal consideration.
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
Olaratumab License Agreement
In April 2022, we entered into a license agreement ("the Lilly License") with Eli Lilly Kinsale Limited, pursuant to which
Lilly granted us an exclusive, royalty-bearing license under certain patents and know-how directed to its proprietary antibody, olaratumab, to develop, manufacture and commercialize radio-labeled forms of olaratumab for the diagnosis and treatment of human cancers. Under the Lilly License, we are obligated to use commercially reasonable efforts to develop, obtain regulatory approval for and commercialize radio-labeled forms of olaratumab in several major markets.
As consideration for the Lilly License, we paid Lilly an upfront payment of US$5.0 million and are obligated to pay up to a total of US$225.0 million upon satisfaction of specified clinical, regulatory and commercial milestones. In the event of launch of a commercial product, we are also obligated to pay Lilly royalties in the low teens based on net sales of products, with the royalty term being, on a product-by-product and country-by-country basis, the latest of (i) the 12th anniversary of the first commercial sale of such product in such country, (ii) the first day on which there is not at least one of Lilly’s patents covering such product in such country, or (iii) the expiration of the last-to-expire data exclusivity period for such product in such country, which we refer to as the Telix Royalty Term. The royalties may also be subject to reductions during the Telix Royalty Term in the event the product is not covered by a valid claim of a licensed patent or in the event we are required to obtain a license from a third-party to commercialize the product. In addition to the foregoing royalties on net sales of products, we are obligated to pay Lilly a percentage of any sublicense revenue received pursuant to any sublicense or similar agreement. The Lilly License defines sublicense revenue to include amounts paid for milestones similar to the milestones specified in the Lilly License, but solely to the extent such amounts are above the amount paid to Lilly under the Lilly License, and further defines sublicense revenue to exclude royalties calculated on the basis of sales of the product for which royalties are already due under the Lilly License, reimbursement for patent costs, certain profit sharing payments and any equity or debt investment at fair market value. The Lilly License further specifies that the royalty owed on such sublicense revenue varies based on the date we enter into such sublicense or similar agreement, ranging from mid-teens if entered into within one (1) year of the effective date of the
Lilly License down to mid-single digits if entered into following the third (3rd) anniversary of the effective date of the Lilly
License.
Under the Lilly License, we also granted Lilly an option to enter into an exclusive license under certain patents and know-
how to develop, commercialize and otherwise exploit a companion diagnostic for use with olaratumab, or the companion diagnostic option. To exercise the companion diagnostic option, Lilly is obligated to pay us an option exercise fee of
US$5.0 million and would be obligated to pay up to a total of US$30.0 million upon satisfaction of specified regulatory milestones. In the event of launch of a companion diagnostic, Lilly would pay us low single digit royalties on net sales of its products incorporating olaratumab, or Lilly Products, for the labeled use for the treatment of human cancer and mid-
single digit royalties on net sales of companion diagnostics, with the royalty term being, on a product-by-product and country-by-country basis, the latest of (i) the 12th anniversary of the first commercial sale of such Lilly Product or companion diagnostic in such country, (ii) the first day on which there is not at least one of our patents covering such
Lilly Product or companion diagnostic in such country, or (iii) the expiration of the last-to-expire data exclusivity period for such Lilly Product or companion diagnostic in such country, or the Lilly Royalty Term. The royalties may also be subject to reductions during the Lilly Royalty Term in the event the Lilly Product or companion diagnostic is not covered by a valid claim of a licensed patent or in the event Lilly is required to obtain a license from a third-party to commercialize the product.
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
Lightpoint Medical Share Sale Agreement
In June 2023, we entered into a share sale agreement to acquire the SENSEI business from Lightpoint. We completed the acquisition of Lightpoint on November 1, 2023. The acquisition was implemented through the purchase of Lightpoint
Medical Limited’s wholly owned subsidiary, Lightpoint Surgical Limited, as the then owner of Lightpoint’s business, assets and operation. We paid upfront consideration of US$20.0 million, of which we paid US$19.6 million through the issuance of 3,298,073 ordinary shares at a price of A$9.3659 per share. We are obligated to pay an additional US$15.0 million via an earn-out in the form of performance rights, which may be settled in cash or ordinary shares, at our option, upon achievement of regulatory, commercial and operational milestones relating to the ongoing development and commercialization of SENSEI. As at 31 December 2025, US$4.5 million of these performance rights have been settled by the issue of 269,075 ordinary shares.
Strategic License and Commercial Partnership with Grand Pharma
In November 2020, we entered into a strategic partnership with Grand Pharma, pursuant to which we appointed Grand
Pharma as our partner with exclusive development and commercialization rights to our portfolio of imaging and therapeutic products and product candidates in Mainland China, Taiwan, Hong Kong and Macau ("the Grand Pharma
Territory"). As part of the strategic partnership, we entered into an Imaging Products Commercialization Agreement and a
Therapeutic Products License Agreement with Grand Pharma.
Pursuant to the Imaging Products Commercialization Agreement, we appointed Grand Pharma as our exclusive commercial partner in the Grand Pharma Territory for Illuccix and TLX250-Px. The Imaging Products Commercialization
Agreement includes minimum annual purchase obligations of Grand Pharma following marketing authorization in applicable regions in the Grand Pharma Territory in order to maintain exclusivity in the Grand Pharma Territory.
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
Agreement and Plan of Merger with IsoTherapeutics Group, LLC
On February 27, 2024, we entered into an agreement and plan of merger ("the IsoTherapeutics Agreement") to acquire
IsoTherapeutics Group, LLC ("IsoTherapeutics"), a specialty radiopharmaceutical development and bioconjugation firm, based in Texas. IsoTherapeutics provides radiochemistry and bioconjugation development and contract manufacturing services to many companies in the radiopharmaceutical industry. We completed the acquisition of IsoTherapeutics on
April 9, 2024.
The acquisition has enhanced our internal drug development capabilities, enabling us to internalize select aspects of our development programs, with the goal of reducing cost and time to achieve technical milestones. The acquisition expanded our U.S. manufacturing footprint with a site that includes a GMP clean room and production infrastructure suitable for clinical use. The site also has extensive capacity to process a wide variety of therapeutic isotopes used in our development portfolio. We are realizing cost savings from internalizing radiochemistry-related R&D activities, as demonstrated by the inter-segment activity during the year.
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
The US$5.0 million in performance-related milestones was paid during the year following satisfaction of the performance conditions.  In addition, the first year of the revenue share has been paid totalling US$0.4 million.
Share Purchase Agreement with ARTMS Inc.
On March 5, 2024, we entered into a share purchase agreement ("the ARTMS Agreement") to acquire ARTMS Inc.
("ARTMS"), a radioisotope production technology company based in Canada, and its advanced cyclotron-based isotope production platform, manufacturing plant and stockpile of ultra-pure rare metals required for consumable target production. We completed the acquisition of ARTMS on April 11, 2024. ARTMS is a commercial-stage company that specializes in the physics, chemistry and materials science of cyclotron-produced radionuclides and its technology is used by major manufacturing networks to optimize production of a range of medical radioisotopes. We expect that the acquisition will further enhance the vertical integration of our supply chain and manufacturing by providing a greater level of control and security over each of our diagnostic isotopes.
ARTMS’ core technology platform is based on the QUANTM Irradiation System ("QIS"), a complete cyclotron-based isotope production system that is designed to support high efficiency and cost-effective production of commercially important medical isotopes including zirconium-89, gallium-68, technetium-99m and copper-64. We also expect that its advanced cyclotron technologies will have immediate application and differentiation in the production of future commercially important alpha-emitting, therapeutic isotopes, including actinium-225 and astatine-211.
We believe that QIS may be able to produce zirconium-89 that is ready for radiopharmaceutical use with TLX250-Px by irradiating yttrium-89. ARTMS also holds a stockpile of zinc-68, which is used to produce gallium-68 that could be used with Illuccix. Following closing of the acquisition, we intend to work with pharmacy networks and partners to enhance the reliability and routine production of commercially useful cyclotron-produced diagnostic radionuclides such as copper-64 and technetium-99. In particular, ARTMS has a stockpile of nickel-65, an essential raw material for copper-64 production, and which is in limited global supply. As part of the acquisition, we also acquired ARTMS’ production facility and clean rooms, located in Burnaby, British Columbia. We plan to continue to operate and expand ARTMS’ R&D and production capabilities at the Burnaby location to support our in-house and customer needs, subject to applicable laws and transaction terms.
The purchase price for the acquisition consists of: (i) US$57.5 million upfront consideration, US$15.0 million of which we paid in cash and the balance of which we paid in the form of 5,674,635 of our ordinary shares issued at closing, (ii)
US$24.5 million million in contingent future earn out payments, payable in cash following achievement of certain regulatory and commercial milestones, and (iii) cash earnouts representing low teens percentage royalties based on net sales of ARTMS products and related services and representing low single-digit percentage royalties based on net sales of Telix products prepared using ARTMS products for up to three years depending on the product location where the sale occurs. All earn-out royalties which have not otherwise expired will terminate on the 10-year anniversary following closing of the ARTMS acquisition. The cash upfront consideration was subject to customary working capital, debt and transaction expense adjustments. The shares issued at closing were subject to voluntary escrow restrictions. As at
31 December 2025, US$2.0 million of the contingent future earn outs have been paid following achievement of the milestones.
Agreement and Plan of Merger with QSAM Biosciences, Inc.
On February 7, 2024, we entered into an Agreement and Plan of Merger ("the QSAM Agreement") with QSAM
Biosciences, Inc. ("QSAM") and we completed the acquisition of QSAM on May 3, 2024.
QSAM is developing therapeutic radiopharmaceuticals for primary and metastatic bone cancer. Its lead product candidate is Samarium-153-DOTMP, (153Sm-DOTMP), which is a novel kit-based bone-seeking targeted radiopharmaceutical candidate that uses a next generation chelating agent to deliver a proprietary formulation of
Samarium-153 radioisotope. 153Sm-DOTMP, which we have designated as TLX090-Tx, has two potential applications –
pain management of bone metastases and osteosarcoma therapy, including in pediatric patients. We believe that
TLX090-Tx is highly aligned with our existing therapeutic focus areas of prostate cancer, glioma and sarcoma.
TLX090-Tx has shown evidence of safety, efficacy and future commercial utility in pre-clinical studies and early clinical trials. We believe that it has the potential to deliver significant improvements on prior bone-seeking agents in the treatment and management of late-stage metastatic disease. TLX090-Tx may enable the pain management of prostate cancer bone metastases, where there remains a significant unmet patient need particularly after progression from other forms of radionuclide and radiation therapy. We also believe that TLX090-Tx may benefit patients with metastatic lung and breast cancer, where many patients develop brain and bone metastases, and disease management often focuses on quality-of-life palliative care.
TLX090-Tx has also been granted orphan drug and rare pediatric disease designations by the FDA for the treatment of osteosarcoma. The rare pediatric disease designation may enable TLX090-Tx to be brought to market more rapidly through regulatory incentives, including eligibility for a pediatric rare disease priority review voucher that may be applied to this or other programs. The orphan drug designation and the rare pediatric disease designation do not increase the likelihood of marketing approval.
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
Stock Purchase Agreement with RLS (USA) Inc.
On September 20, 2024, we entered into a stock purchase agreement ("the RLS Agreement") to acquire RLS, which we closed in January 2025. The purchase price for the acquisition consists of: (i) US$230.0 million upfront consideration, payable in cash at closing of the acquisition, which amount will be adjusted for transaction expenses, cash and cash equivalents (net of restricted cash), debt and debt equivalents and working capital, and (ii) milestone payments of up to
US$20.0 million in the aggregate, payable in cash upon the achievement of certain commercial milestones. The purchase price and related transaction costs incurred prior to closing were funded from existing cash reserves.
RLS is a U.S.-based radiopharmacy company distributing PET, SPECT and therapeutic radiopharmaceuticals. Its network includes over 30 licensed radiopharmacies located in major metropolitan areas in 18 states across the U.S. The RLS footprint includes over 100,000 square feet of licensed expansion space that we believe can be utilized to meet rapidly growing production demand. RLS has approximately 1,500 customers and currently is one of the distributors of Illuccix in the U.S.
The acquisition significantly expands our North American manufacturing footprint and establishes the basis of a next generation radiometal production network. By augmenting our existing distribution network with RLS’ capabilities, we aim to provide additional supply chain back-up and improve capacity to meet future demand, while broadening access for patients across the entire U.S. market, including under-served populations. We believe the acquisition of RLS is highly aligned with our investment strategy to strengthen our vertically integrated supply chain and manufacturing and distribution capabilities. We expect the acquisition to provide a pathway for deploying ARTMS’ QIS technology by enabling us to scale up the production of key isotopes and build a stable and consistent supply of PET and SPECT diagnostic tracers, along with therapeutic radiopharmaceuticals across the U.S.
RLS will continue to service its existing customer base and will operate as part of our Manufacturing Solutions business, which includes ARTMS, IsoTherapeutics, TMS Brussels South in Belgium, TMS North Melbourne in Australia, TMS
Sacramento and Telix Targeting Technologies ("T3") in California (U.S.), and TMS Yokohama in Japan. We expect that
RLS will become a key node in our network of U.S. manufacturing and distribution partnerships and is geographically complementary to our manufacturing facility in Belgium.
Asset purchase and in-license agreements for FAP-targeting theranostics
On November 19, 2024, we entered into an asset purchase agreement with Medianezia GmbH, a company based in
Wiesbaden, Germany, and a separate exclusive, worldwide license and commercialization agreement with SCV GmbH, a company based in Berlin, Germany, which we refer to collectively as the Medianezia/SCV Transaction. The asset purchase completed on March 12, 2025. The technology to be acquired and licensed in the Medianezia/SCV Transaction is comprised of FAP-targeting small molecules, patents and patent applications covering such molecules and their uses, and the related know-how for potential use in diagnostic and therapeutic applications relating to cancer and other diseases. FAP is a cell surface protein expressed in the tumor micro-environment of epithelial cancers and on the surface of some specific cancer types, making FAP an attractive pan-cancer marker for therapeutic and diagnostic radiopharmaceutical applications.
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
Acquisition of ImaginAb Assets
On January 13, 2025, we entered into an asset purchase agreement with ImaginAb ("the ImaginAb Transaction") to acquire a significant portion of the intellectual property and technology assets of ImaginAb. The acquisition closed on
January 30, 2025. Upon closing of the ImaginAb Transaction, we acquired patents, know-how and other intellectual property comprising a proprietary drug discovery platform, a pipeline of early-stage drug candidates against high-value targets including DLL3 and integrin αvβ6, and several other novel targets in discovery stage. The acquired intellectual property utilizes small engineered antibody formats that enable highly specific cancer targeting, combined with fast tumor uptake and blood clearance. We believe this technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with alpha emitters of particular interest.
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
The ImaginAb Transaction was conducted through an asset purchase agreement with a concurrent technology license agreement, the latter of which provided us additional exclusive and non-exclusive rights to certain patents and know-
how being retained by ImaginAb. The upfront purchase price for the transaction was $67,116,000 which comprised
$10,000,000 in cash and 29,895,000 in equity through the issue of 2,053,311 fully paid ordinary Telix shares in January
2025 at a share price of $14.56 per share. A further $60,000,000 in Milestone Rights, or performance rights, is payable in cash and/or in ordinary shares, upon achievement of certain clinical milestones. The purchase price also includes a deferred amount payable of $3,472,000 (up to a maximum of $4,000,000 in equity) at the conclusion of a 15-month non-
fundamental indemnity period, which is subject to set-off in the instance we have substantiated claims against ImaginAb.
Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of $185 million, a portion of which may be paid in cash or equity at Telix’s election. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable.
Upfront equity consideration was subject to voluntary escrow (lock-up/leak-out) restrictions with equal tranches being released from escrow 60, 90 and 120 days after closing. The ImaginAb Transaction agreements contain comprehensive fundamental and non-fundamental representations, indemnity protections, and specific non-compete and non-
solicitation restrictions for ImaginAb, among other standard terms for such agreements.

Government Regulation and Product Approval
Government authorities in the U.S., at the federal, state and local level, and in other countries and jurisdictions, including the European Union ("EU") extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sales, pricing, reimbursement, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to product development, approval and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by government agencies in ways that may have a significant impact on our business.
Review and Approval of Drugs and Biologics in the U.S.
In the U.S., the FDA approves and regulates drugs under the FDCA and related regulations. Biological products are licensed for marketing under the Public Health Service Act ("PHSA") and subject to regulation under the FDCA and related regulations. Pursuant to Section 3621 of the Consolidated Appropriations Act of 2023, which was signed into law on December 29, 2022, contrast agents and radioactive pharmaceuticals are regulated as drugs or biologics.
A company, institution, or organization which takes responsibility for the initiation and management of a clinical development program for such products, and for their regulatory approval, is typically referred to as a sponsor. A sponsor seeking approval to market and distribute a new drug or biological product in the U.S. must typically secure the following:
•Completion of preclinical laboratory tests in compliance with the FDA’s good laboratory practice ("GLP") standards and applicable regulations;
•Design of a clinical protocol and submission to the FDA of an Investigational New Drug Application ("IND"), which must take effect before human clinical trials may begin;
•Approval by an IRB representing each clinical site before each clinical trial may be initiated;
•Performance of adequate and well-controlled human clinical trials in accordance with GCPs to establish the safety and efficacy of the proposed drug product for each proposed indication or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
•Submission to the FDA of an NDA, for a drug candidate product and a BLA for a biological product requesting marketing for one or more proposed indications;
•Review of the request for approval by an FDA advisory committee, where appropriate or if applicable;
•Completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMPs to assure the product’s identity, strength, quality and purity;
•Completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
•Payment of user fees pursuant to the PDUFA;
•Securing FDA approval of the NDA or BLA; and
•Compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct post-approval studies.
Preclinical Studies
Before a sponsor begins testing a drug or biologic compound with potential diagnostic or therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of the purity and stability of the manufactured substance or active pharmaceutical ingredient and the formulated product, as well as in vitro and animal studies to assess the safety and activity of the product candidate for initial testing in humans and to establish a rationale for therapeutic use. These studies are generally referred to as IND-enabling studies. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP standards and regulations and the
U.S. Department of Agriculture’s Animal Welfare Act, if applicable. With passage of the FDA’s Modernization Act 2.0 in
December 2022, Congress eliminated provisions in both the FDCA and the PHSA that required animal testing in support of an NDA or BLA. While animal testing may still be conducted, the FDA was authorized to rely on alternative non-clinical tests, including cell-based assays, micro-physiological systems, or bio-printed or computer models. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

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
A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the
FDA in order to use the study as support for an IND or application for marketing approval in the U.S.
The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure non-IND foreign studies are conducted in a manner comparable to that required for IND studies.
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
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data monitoring committee. This group provides authorization for whether a trial may move forward at designated check points based on access only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined the participants or patients are being exposed to an unacceptable health risk.
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
•Phase 1: Studies include the initial introduction of an investigational new drug or biological product into humans.
These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational drug or biological product in humans, any adverse events associated with increasing doses, and if possible, to gain early evidence on effectiveness.
•Phase 2: Includes controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational drug or biological product for a particular indication(s) in patients with the disease or condition under trial, to determine dosage tolerance and optimal dosage, and to identify possible adverse events and safety risks associated with the drug or biological product. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population.

•Phase 3: Clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug or biological product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug or biological product, and to provide an adequate basis for product approval.
•Phase 4: Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.
A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.
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
In December 2022, with the passage of FDORA, Congress required sponsors to develop and submit a DAP for each
Phase 3 clinical trial or any other “pivotal study” of a new drug or biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, action plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates the form and manner for submission of DAPs are specified in FDA guidance. On January 27, 2025, in response to an Executive Order issued by President Trump on
January 21, 2025, on Diversity, Equity and Inclusion programs, the FDA removed this draft guidance from its website.
This action raises questions about the applicability of statutory obligations to submit DAPs and the agency’s current thinking on best practices for clinical development.
In June 2023, the FDA issued draft guidance with updated recommendations for GCPs aimed at modernizing the design and conduct of clinical trials. The updates are intended to help pave the way for more efficient clinical trials to facilitate the development of medical products. The draft guidance is adopted from the International Council for Harmonisation of
Technical Requirements for Pharmaceuticals for Human Use’s ("ICH's"), recently updated E6(R3) draft guideline developed to enable the incorporation of rapidly developing technological and methodological innovations into the clinical trial enterprise. In addition, the FDA issued draft guidance outlining recommendations for the implementation of decentralized clinical trials.
Finally, sponsors of clinical trials are required to register and disclose certain clinical trial information on a public registry
(clinicaltrials.gov) maintained by the U.S. National Institutes of Health ("NIH"). In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. The failure to submit clinical trial information to
clinicaltrials.gov, as required, is a prohibited act under the FDCA with violations subject to potential civil monetary penalties of up to US$10,000 for each day the violation continues. To date, the FDA has issued six notices of non-
compliance, thereby signaling the government’s willingness to begin enforcing these requirements against non-compliant clinical trial sponsors. These notices of non-compliance did not result in civil monetary penalties.
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
Clinical Studies Outside the U.S. in Support of FDA Approval
In connection with our clinical development programs, we are conducting trials at sites outside the U.S. When a foreign clinical trial is conducted under an IND, all IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure the trial complies with certain regulatory requirements of the FDA in order to use the trial as support for an IND or application for marketing approval. Specifically, the trials must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee ("IEC") and seeking and receiving informed consent from subjects. GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for IND trials.
The acceptance by the FDA of trial data from clinical trials conducted outside the U.S. in support of U.S. approval may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.
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
These reports must include a development safety update report ("DSUR"). In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted. With passage of FDORA, Congress clarified FDA’s authority to conduct inspections by expressly permitting inspection of facilities involved in the preparation, conduct, or analysis of clinical and non-clinical studies submitted to FDA as well as other persons holding study records or involved in the study process.
In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program.
Specifically, sponsors may meet with the FDA prior to the submission of an IND ("Pre-IND meeting"), at the end of Phase
2 clinical trial ("EOP2 meeting") and before an NDA is submitted ("Pre-NDA meeting"). Meetings at other times may also be requested. There are five types of meetings that occur between sponsors and the FDA.
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

PREVENT Pandemics Act, which was enacted in December 2022, clarifies that foreign drug manufacturing establishments are subject to registration and listing requirements even if a drug undergoes further manufacture, preparation, propagation, compounding, or processing at a separate establishment outside the U.S. prior to being imported or offered for import into the U.S.
Pediatric Studies
Under PREA, an application or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit an initial Pediatric Study Plan ("PSP") prior to the assessment data. The PSP must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The sponsor, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time.
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
The Food and Drug Administration Reauthorization Act of 2017 ("FDARA") also established new requirements to govern certain molecularly targeted cancer indications. Any company that submits an application three years after the date of enactment of that statute must submit pediatric assessments with the application if the product is intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.
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
Accelerated Approval Pathway
The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality ("IMM") and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
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
FDA Commissioner’s National Priority Review Voucher (CNPV) Pilot Program
In June 2025, the FDA announced the CNPV pilot program which was designed to accelerate the development and review of certain drugs and biologics that are aligned with U.S. national health priorities, such as addressing a U.S. public health crisis, developing more innovative cures for the American people, addressing a large unmet medical need, onshoring drug development and manufacturing to advance the health interests of Americans and strengthen U.S. supply chain resiliency, and increasing affordability.  The FDA has stated that voucher recipients will receive a decision with respect to an application on an accelerated basis, as well as enhanced communication with review staff throughout the review process. The FDA expects the CNPV program to accelerate the application review timeline from 10-12 months to
1-2 months by convening a multidisciplinary team of physicians and scientists for a team-based review, interacting frequently with the sponsor of the application to clarify questions, and completing review of the application concurrently.
The FDA retains full discretion to extend the review window if the data or application components submitted are insufficient or incomplete, if the results of the pivotal trial(s) are ambiguous, or if the review is particularly complex. The
FDA has indicated the CNPV program does not change the FDA’s rigorous safety and efficacy standards for review and approval. In late 2025, FDA began issuing approvals for drugs with CNPVs within the 1-2 month review timeframe. The
CNPV program is new, limited in scope, and subject to evolving guidance, and available FDA resources. The FDA retains broad discretion to modify the criteria, processes, or benefits of the program and may rescind participation or alter timelines or the intended benefits at any time. Adding to the uncertainty, concerns have been raised regarding the legality of the CNPV program.
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
The fee required for the submission and review of an application under PDUFA is substantial (for example, for fiscal year
2026, this application fee is US$4,682,003), and the sponsor of an approved application is also subject to an annual program fee, which for fiscal year 2025 is US$442,213 per eligible prescription product. These fees are typically adjusted annually, and exemptions and waivers may be available under certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the sponsor is a small business submitting its first human drug application for review.
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
The FDA’s Decision on an NDA or BLA
After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA may issue either a Complete Response
Letter ("CRL") or an approval letter. To reach this determination, the FDA must evaluate whether the expected benefits of the proposed product outweigh its potential risks to patients. This “benefit-risk” assessment is informed by the body of evidence about the product’s safety and efficacy in the NDA or BLA.
If the FDA decides not to license or approve the application, it will issue a CRL. A CRL will describe all of the deficiencies that the FDA has identified in the application, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots (where applicable), and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an application if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. If a CRL is issued, the applicant will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the applicant an additional six month extension to respond. For those seeking to challenge the FDA’s CRL decision, the
FDA has indicated that sponsors may request a formal hearing on the CRL or they may file a request for reconsideration or a request for a formal dispute resolution. The FDA recently announced that, in the interest of transparency, it will release CRLs to the public.
An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information for specific indications. If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-
approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
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
•restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;
•fines, warning letters or untitled letters or holds on post-approval clinical trials;
•refusal of the FDA to approve pending NDAs, BLAs or supplements to approved NDAs or BLAs, or suspension or revocation of product approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market.
Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of a product in a manner inconsistent with the approved labeling, and a company that is found to have improperly promoted a product uses may be subject to significant liability.
It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-
misleading communication regarding off-label information, such as distributing scientific or medical journal information.
Moreover, with passage of the Pre-Approval Information Exchange Act ("PIE Act"), in December 2022, sponsors of products that have not been approved may proactively communicate to payors certain information about products in development to help expedite patient access upon product approval. Previously, such communications were permitted under FDA guidance, but the new legislation explicitly provides protection to sponsors who convey certain information about products in development to payors, including unapproved uses of approved products. In January 2025, the FDA published final guidance outlining the agency’s non-binding policies governing the distribution of scientific information on unapproved uses to healthcare providers. This final guidance calls for such communications to be truthful, non-
misleading, factual, and unbiased and include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use.
If a company is found to have promoted a product improperly, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice or the Office of the Inspector General of
HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products.
Generic Drugs and Regulatory Exclusivity
In 1984, with passage of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the
Hatch-Waxman Act, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs and it also enacted Section 505(b)(2). To obtain approval of a generic drug, a sponsor must submit an ANDA to the FDA. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing conducted for a drug product previously approved under an NDA, known as the reference listed drug
("RLD").
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
Under the Hatch-Waxman Act, the FDA may not approve an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of regulatory exclusivity for a new drug containing a new chemical entity ("NCE"). For the purposes of this provision, the FDA has consistently taken the position that an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. This interpretation was confirmed with enactment of the Ensuring Innovation Act in April 2021. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, a generic or follow-on drug application may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the sponsor may submit its application four years following the original product approval.
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
Specifically, the ANDA applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; and/or (iv) the listed patent is invalid or will not be infringed by the new product. Moreover, to the extent that the Section 505(b)(2) NDA applicant is relying on studies conducted for an already approved product, the applicant also is required to certify to the FDA concerning any patents listed for the NDA-approved product in the
Orange Book to the same extent that an ANDA applicant would.
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
Biosimilars and Regulatory Exclusivity
The ACA, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and
Innovation Act of 2009 ("BPCIA"). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. To date, the FDA has approved a number of biosimilars and several interchangeable biosimilar products.
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
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may designate a drug or biologic product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the U.S., or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the
U.S. for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA or BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the product candidate and its potential use. Orphan drug designation does not shorten the regulatory review and approval process, although it does convey certain advantages such as tax benefits and user fee exemptions.
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
Pediatric Exclusivity
Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of regulatory exclusivity. For drug products, the six-month exclusivity may be attached to the term of any existing patent or regulatory exclusivity. For biologic products, the six-month period may only be attached to any existing regulatory exclusivities but not to any patent terms. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of non-patent exclusivity for drugs and biologics, or patent protection that covers a drug product, are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.
Patent Term Restoration and Extension
A patent claiming a new product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of the IND approval and the submission date of an application, plus the time between the submission date of the regulatory approval application and the ultimate approval date, depending on the amount of that time period in which the subject patent was granted. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
U.S. Regulation of Medical Devices
The FDCA defines a medical device in pertinent part to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or to affect the structure or function of the body. Among other things, pursuant to the
FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion and sales and distribution of medical devices in the U.S. In addition to traditional devices, like surgical tools, the FDA regulates certain software, including artificial intelligence and machine learning algorithms, as medical devices depending on their intended use.
Device Classification
The FDA categorizes medical devices into one of three classes—Class I, II, or III—based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse medical events or certain malfunctions, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Special controls are established by the FDA for a specific device type and often include specific labeling provisions, performance metrics, and other types of controls that mitigate risks of the device.
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
Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. As part of the FDA’s review of a PMA, the FDA will typically inspect the manufacturer’s facilities for compliance with QSR requirements, which impose requirements related to design controls, manufacturing controls, documentation and other quality assurance procedures. The user fee costs and the length of FDA review time for obtaining PMA approval are significantly higher than for a 510(k) notification or a de novo classification. PMA applications are subject to an application fee, which for federal fiscal year 2026 is $579,272 and the small business fee is $144,818.
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
510(k) Notification Pathway
To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to the FDA’s satisfaction that the proposed device is “substantially equivalent” to another legally marketed device that itself does not require PMA approval (a predicate device). A predicate device is a legally marketed device that is not subject to premarket approval,
i.e., a device that was legally marketed prior to May 28, 1976 ("pre-amendments device") and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. FDA then determines whether the device is as safe and effective as the predicate device by reviewing the scientific methods used to evaluate differences in technological characteristics and performance data. The FDA’s
510(k) clearance process usually takes from three to 12 months, but often takes longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. If the
FDA agrees that the device is substantially equivalent to a lawfully marketed predicate device, it will grant 510(k)
clearance to authorize the device for commercialization. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, discussed below.
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
approval.
De Novo Classification
The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. Prior to the enactment of the Food and Drug Administration Safety and Innovation
Act of 2012 ("FDASIA"), a medical device could be eligible for de novo classification only if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a legally marketed predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low to moderate risk, or that general controls would be inadequate to control the risks and special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.
Investigational Device Exemption Process
Clinical trials are almost always required to support a PMA and de novo classification and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption ("IDE") regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials.
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
In addition, the study must be approved by, and conducted under the oversight of, an IRB for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-
significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more
IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.
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
•establishment registration and device listing with the FDA;
•QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•labeling regulations and FDA prohibitions against the promotion of “off-label” uses of cleared or approved products;
•requirements related to promotional activities;
•clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of cleared devices, or approval of certain modifications to PMA-approved devices;
•medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
•the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.
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
•issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•requesting or requiring recalls, withdrawals, or administrative detention or seizure of our products;
•imposing operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•withdrawing 510(k) clearances or PMA approvals that have already been granted;
•refusal to grant export approvals for our products; or
•criminal prosecution.
Pharmaceutical Coverage, Pricing and Reimbursement
In the U.S. and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. such as
Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
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
Under the Outpatient Prospective Payment System ("OPPS") the costs associated with diagnostic radiopharmaceuticals have been packaged into the payment for the nuclear medicine tests with which they are used. In July 2024, CMS recognized that in certain instances the payment amount for the nuclear medicine tests may not adequately account for the cost of certain specialized diagnostic radiopharmaceuticals, even when those agents may be the most clinically appropriate. Accordingly, CMS proposed to revise its policies so as to pay separately for any diagnostic radiopharmaceutical with a per day cost greater than $630 and removing such costs from the payment amounts for the nuclear medicine tests. Any diagnostic radiopharmaceutical with a per-day cost equal to or below that threshold would continue to be policy-packaged, with costs incorporated into the payment rates for the nuclear medicine tests. On
November 1, 2024, CMS issued a final rule to these Medicare payment rates for hospital outpatient and Ambulatory
Surgical Center services for calendar year, finalizing this proposal effective January 1, 2025.
Healthcare Compliance
In the U.S., biopharmaceutical manufacturers and their products are subject to extensive regulation at the federal and state level, such as laws intended to prevent fraud and abuse in the healthcare industry. Healthcare providers and third-
party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to healthcare providers and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if we have marketed products, include the following:
•the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchase, order, or arranging for or recommending the purchase or order of a good or service for which payment may be made under federal healthcare programs such as Medicare and
Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•federal false claims, false statements, and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-
Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;
•federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers and teaching hospitals to CMS within the HHS for re-disclosure to the public, as well as ownership and investment interests held by physicians (as defined by statute) and their immediate family members;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•analogous state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures; and state laws governing privacy, security and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•laws and regulations prohibiting bribery and corruption such as the FCPA, which, among other things, prohibits U.S.
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

Healthcare Reform
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of drug products, limiting coverage and reimbursement for medical products and other changes to the healthcare system in the U.S.
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
Pursuant to subsequent legislation, these Medicare sequester reductions were suspended and reduced in 2021 and 2022 but, as of July 1, 2022, the full 2% cut has resumed. Under current legislation, the actual reductions in Medicare payments may vary up to 4%. The Consolidated Appropriations Act, which was signed into law by President Biden in
December 2022, made several changes to sequestration of the Medicare program. Section 1001 of the Act delayed the
4% Statutory Pay-As-You-Go Act of 2010 ("PAYGO") sequester for two years, through the end of calendar year 2024.
Triggered by enactment of the American Rescue Plan Act of 2021, the 4% cut to the Medicare program would have taken effect in January 2023. The Act’s health care offset title includes Section 4163, which extends the 2% Budget Control Act of 2011 Medicare sequester for six months into FY 2032 and lowers the payment reduction percentages in FYs 2030 and
2031. On July 4, 2025, President Trump signed into law the 2025 Reconciliation Law (Public Law 119-21, commonly referred to as the "One Big Beautiful Bill Act"), which is estimated to increase the federal deficit substantially. As a result of this deficit increase, PAYGO is expected to be triggered, requiring additional mandatory Medicare payment reductions of up to 4%. There is uncertainty regarding how the Budget Control Act sequestration (2%) and PAYGO sequestration (up to 4%) would be applied if both are simultaneously in effect. Neither statute explicitly addresses whether the reductions would be combined (resulting in up to 6% total reduction) or whether there is an overall cap that would limit the combined reduction.
As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general.
Pharmaceutical Prices
The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the U.S. There have been several recent U.S. Congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid.
In October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a Section 804
Importation Program ("SIP") to import certain prescription drugs from Canada into the U.S. Section 804 of the FDCA allows importation of prescription drugs from Canada to significantly reduce the cost of these drugs to the American consumer without imposing additional risk to public health and safety. Importation program proposals must be submitted to FDA for review and authorization. Several states have passed laws allowing for the importation of products from
Canada. Other states have passed legislation establishing workgroups to examine the impact of a state importation program. In May 2025, FDA announced it will offer individual states the opportunity to submit draft proposals for pre-
review and obtain initial feedback from FDA prior to formally submitting their program proposal. States will have an opportunity to meet with FDA with the goal of reducing the burden on the states and to help them develop robust proposals. FDA is also working to assist states with options to streamline the required cost savings analysis, and to provide input regarding the information the states may rely on to estimate cost savings for American consumers.
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
On August 16, 2022, the IRA was signed into law by President Biden. The new legislation has implications for Medicare
Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription drug coverage. Among other things, the
IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (which began in 2023); and replaces the Part D coverage gap discount program with a new discounting program (which began in 2025). The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.
Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source drug and biologic products that do not have competing generics or biosimilars and are reimbursed under
Medicare Part B and Part D. CMS may negotiate prices for ten high-cost drugs paid for by Medicare Part D starting in
2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Further, the legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation. The legislation also requires manufacturers to pay rebates for drugs in Medicare
Part D whose price increases exceed inflation. The law also capped Medicare out-of-pocket drug costs at approximately
US$4,000 a year in 2024 and, thereafter beginning in 2025, at US$2,000 a year (indexed for inflation in subsequent years).
The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On
August 15, 2024, the HHS published the negotiated “maximum fair prices” for ten selected Part D drugs that treat a range of conditions, including diabetes, chronic kidney disease, and rheumatoid arthritis. The prices of these ten drugs will become effective January 1, 2026. On January 17, 2025, CMS announced its selection of 15 additional Part D drugs for the second cycle of negotiations. The negotiated prices for this second group will be effective on January 1, 2027. While there had been some questions about the Trump Administration’s position on this program, on September 30, 2025, CMS issued final guidance for the third negotiation cycle. On January 27, 2026, CMS announced its selection of 15 additional drugs (covered under either Part B or Part D) for the third cycle of negotiations. The negotiated prices for this third group will be effective on January 1, 2028. CMS also selected one previously negotiated drug for the program’s first renegotiations.
On June 6, 2023, Merck filed a lawsuit against HHS and CMS asserting that, among other things, the IRA’s Drug Price
Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the
Constitution. Subsequently, a number of other parties, also filed lawsuits in various courts with similar constitutional claims against HHS and CMS. As of October 2025, Merck’s action is pending motions for summary judgment, and the other lawsuits have been largely unsuccessful for the plaintiffs. Multiple federal district courts have granted summary judgment in favor of HSS, and several of these decisions have been affirmed by federal appellate courts. For example, in
2025, the U.S. Court of Appeals for the Third Circuit rejected appeals from several manufacturers, including AstraZeneca and Novartis, upholding the program’s constitutionality. The Second and Sixth Circuits have also affirmed dismissals of similar challenges. In September 2025, AstraZeneca filed a petition for a writ of certiorari, asking the U.S. Supreme Court to review the Third Circuit’s decision. Accordingly, while the IRA is being actively implemented, the pending appeal to the
U.S. Supreme Court creates uncertainty regarding the program’s ultimate legal status. We expect that litigation involving these and other provisions of the IRA will continue with unpredictable and uncertain results.
In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing.
Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and
Medicaid, is in line with the prices paid in comparably developed nations. It is unclear how this policy will impact our business.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states, for example, require drug manufacturers and other entities in the drug supply chain, including health carriers, pharmacy benefit managers, and wholesale distributors, to disclose information about pricing of pharmaceuticals. This is increasingly true with respect to products approved pursuant to the accelerated approval pathway. State Medicaid programs and other payers are developing strategies and implementing significant coverage barriers, or refusing to cover these products outright, arguing that accelerated approval drugs have insufficient or limited evidence despite meeting the FDA’s standards for accelerated approval. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription pharmaceutical and other healthcare programs. These measures could reduce the ultimate demand for our Commercial
Products and product candidates, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our
Commercial Products and product candidates, if approved, or additional pricing pressures.
Regulation by the Nuclear Regulatory Commission of Radionuclides Used for Medical Purposes
The Nuclear Regulatory Commission ("NRC") and the FDA share federal responsibility for the regulation of medical devices, drugs and biological products that utilize radionuclides. In August 1993, the two agencies established a
Memorandum of Understanding ("MOU") outlining the respective responsibilities of each agency and identifying ways in which FDA and NRC should coordinate their regulatory actions involving such products.

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
In addition to potential enforcement by HHS, a sponsor is also potentially subject to privacy enforcement from the
Federal Trade Commission ("FTC"). The FTC has been particularly focused on the unpermitted processing of health and genetic data through its recent enforcement actions and is expanding the types of privacy violations that it interprets to be “unfair” under Section 5 of the FTC Act, as well as the types of activities it views to trigger the Health Breach
Notification Rule (which the FTC also has the authority to enforce). The agency is also in the process of developing rules related to commercial surveillance and data security. Sponsors will need to account for the FTC’s evolving rules and guidance for proper privacy and data security practices in order to mitigate risk for a potential enforcement action, which may be costly.
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
In November 2020, California voters passed a ballot initiative for the CPRA, which went into effect on January 1, 2023 and significantly expanded the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA also created a new enforcement agency – the California Privacy Protection Agency – the sole responsibility of which is to enforce the CPRA and other California privacy laws, which will further increase compliance risk.  In addition to California, at least 18 other states have passed comprehensive privacy laws. These laws may impact our business activities, including our identification of research subjects, relationships with business partners, and ultimately the marketing and distribution of our Commercial Products and our product candidates, if approved.
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

Review and Approval of Medical Products in the European Union
In addition to regulations in the U.S. there are many other jurisdictions that govern clinical trials and commercial sales and distribution of our products outside of the U.S. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member
European Union, before we may commence clinical trials or market products in those countries or areas. In the European
Union, our product candidates also may be subject to extensive regulatory requirements. As in the U.S., medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.
Similar to the U.S., the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.
The approval process and requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement can vary from country to country and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Non-clinical Studies
Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-
pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies.
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
Beyond streamlining the process, the new Regulation includes a single set of documents to be prepared and submitted for the application and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is subject to a coordinated review by competent authorities of all EU member states in which an application for authorization has been submitted ("member states concerned"). One of the member states concerned
("the reporting member state") prepares a draft assessment report which is submitted to other member states concerned for their joint review, allowing for a single assessment report to be issued at the term of the assessment process. Part II is assessed separately by each member state concerned. Strict deadlines have been established for the assessment of clinical trial applications ("CTAs"). The role of the relevant ethics committees in the assessment procedure will continue to be governed at national levels; however, overall related timelines are set out under the Clinical Trials Regulation. The
Regulation also provides for simplified reporting procedures for clinical trial sponsors.
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

Parties conducting certain clinical trials must, as in the U.S., post clinical trial information in the European Union at the
EudraCT website.
Marketing Authorization
In order to market our product candidates in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the European Union, medicinal product candidates can only be commercialized after obtaining a marketing authorization ("MA"). To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MA application ("MAA"). The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs: “Centralized MAs” are issued by the
European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP") of the EMA and are valid throughout the European Union. The centralized procedure is compulsory for certain types of medicines such as (i) medicinal products developed by specified biotechnological processes, (ii) products designated orphan medicinal products, (iii) advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines), and (iv) products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases, and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that represent a significant therapeutic, scientific, or technical innovation, or whose authorization would be in the interest of public health.
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
Pediatric Studies
Prior to obtaining a marketing authorization in the European Union, sponsors have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan ("PIP") covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in
Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form, or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA ("PDCO") may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate because (i) the product is likely to be ineffective or unsafe in part or all of the pediatric population; (ii) the disease or condition occurs only in adult population; or (iii) the product does not represent a significant therapeutic benefit over existing treatments for pediatric population. Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.
PRIME Designation
In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines ("PRIME") scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises ("SMEs") may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated agency contact and rapporteur from the CHMP or Committee for Advanced Therapies are appointed early in the PRIME scheme, facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance to the sponsor on the overall development and regulatory strategies.
Periods of Authorization and Renewals
A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European
Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market
(in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called "sunset clause").
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
During this ten year market exclusivity period, the EMA or the competent authorities of the Member States of the
European Economic Area ("EEA") cannot accept an application for a marketing authorization for a similar medicinal product for the same indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The sponsor will receive a fee reduction for the MAA if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
Pediatric Exclusivity
If a sponsor obtains a marketing authorization in all EU Member States, or a marketing authorization granted in the centralized procedure by the European Commission, and the study results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate ("SPC") or alternatively a one year extension of the regulatory market exclusivity from ten to eleven years, as selected by the marketing authorization holder.
Post-Approval Requirements
As in the U.S., both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission, and the competent authorities of EU member states. The MA holder must, for example, comply with EU pharmacovigilance legislation and its related regulations and guidelines which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. In particular, the MA holder must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance ("QPPV") who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports
("PSURs").
All new MAs must include a risk management plan ("RMP"), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-
authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.
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
In the European Union, the advertising and promotion of approved products are subject to laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics ("SmPC") as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion, which is prohibited in the European Union. Direct-to-consumer advertising of prescription medicines is also prohibited in the
European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.
The aforementioned EU rules are generally applicable in the EEA.
Failure to comply with European Union and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
Supplementary Protection Certificate
The European Union also provides for patent term extension through SPCs. The rules and requirements for obtaining a
SPC are similar to those in the U.S. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of 15 years of marketing exclusivity for a drug. In certain circumstances, these periods may be extended for six additional months (see “Pediatric Development”).
Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.
Reimbursement and Pricing of Prescription Pharmaceuticals
In international markets including the European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment ("HTA") process, which is currently governed by the national laws of the individual EU member states, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU member states.
The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense.
Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.
Healthcare Reform
In the European Union, similar political, economic, and regulatory developments to those in the U.S. may affect our ability to profitably commercialize our product candidates, if approved. In many countries, including those of the European
Union, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of a marketing approval for a product. To obtain reimbursement or pricing approval in some countries, pharmaceutical firms may be required to conduct a clinical trial that compares the cost-effectiveness of the product to other available therapies. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-
approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
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
HTA of medicinal products in the European Union is an essential element of the pricing and reimbursement decision-
making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the
EU member state in which the negative assessment was issued, but also in other EU member states.
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
Regulation of Medical Devices in the European Union
The European Union has adopted specific directives and regulations regulating the design, manufacture, clinical investigation, conformity assessment, labeling and adverse event reporting for medical devices. Until May 25, 2021, medical devices were regulated by the EU Medical Devices Directive ("MDD") which has been repealed and replaced by the EU Medical Devices Regulation ("MDR"). However, as of May 26, 2021, some of the MDR requirements apply in place of the corresponding requirements of the MDD with regard to registration of economic operators and of devices, post-
market surveillance and vigilance requirements.
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
The MDR requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system ("Eudamed"), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier ("UDI") database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier ("UDI-DI") specific to a device, and a production identifier ("UDI-PI") to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date.
All manufacturers placing medical devices on the market in the European Union must comply with the EU medical device vigilance system which has been reinforced by the MDR. Under this system, serious incidents and Field Safety Corrective
Actions ("FSCAs") must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until
Eudamed is fully functional, the corresponding provisions of the MDD continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of a device on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat.
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
Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the U.S., on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.
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
EU General Data Protection Regulation
The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to the GDPR, which became effective on May 25, 2018. In the United Kingdom, the GDPR is retained in domestic law as the U.K. GDPR and sits alongside an amended version of the UK Data Protection Act. The
GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues of the respective group of companies, whichever is greater.
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

For transfers of personal data from the European Union to the U.S., the European Commission has adopted an adequacy decision for the EU-US Data Privacy Framework in July 2023. It is widely expected that this adequacy decision will be challenged in court, so uncertainties around this issue continue.
Brexit and the Regulatory Framework in the United Kingdom
The United Kingdom’s withdrawal from the European Union, commonly referred to as Brexit, took place on January 31,
2020. The European Union and the United Kingdom reached an agreement on their new partnership in the Trade and
Cooperation Agreement, which entered into force on May 1, 2021. As of January 1, 2021, the MHRA became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law, whereas Northern Ireland continues to be subject to EU rules under the Northern Ireland Protocol, as amended by the so called Windsor Framework agreed in February 2023. As of January 1, 2025, the changes introduced by the
Windsor Framework resulted in the MHRA being responsible for approving all medicinal products destined for the United
Kingdom market (Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. The MHRA relies on the Human Medicines Regulations 2012 (SI 2012/1916), as
amended ("HMR") as the basis for regulating medicines. The HMR has incorporated into the domestic law the body of EU law instruments governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the
European Union.
As of January 1, 2024, a new IRP applies which intends to facilitate approval of pharmaceutical products in the United
Kingdom. The IRP is open to applicants that have already received an authorization for the same product from one of the
MHRA’s specified RRs. The RRs notably include EMA and regulators in the EEA member states for approvals in the EU centralized procedure and mutual recognition procedure as well as the FDA (for product approvals granted in the U.S.).
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
The medical device regulatory framework in Great Britain continues to be broadly based on the requirements of the (EU)
MDD as implemented into national law. On June 26, 2022, the MHRA published its response to a 10-week consultation on the future regulation of medical devices in the U.K. Regulations implementing the new regime were originally scheduled to come into force in July 2023, but the MHRA has confirmed that the core elements of the new framework are now expected to be in place in 2025, while priority measures to enhance post-market surveillance will be put in place first in
2024. Medical devices bearing CE marks issued by EU notified bodies under the (EU) MDR or (EU) MDD are now subject to transitional arrangements. Devices certified under the (EU) MDR may be placed on the market in GB under the CE mark until June 30, 2030. However, devices certified under the (EU) MDD may be placed on the market until June 30,
2028. Following these transitional periods, it is anticipated that all medical devices will require a United Kingdom
Conformity Assessed ("UKCA") mark. Manufacturers may choose to use the UKCA mark on a voluntary basis prior to the mandatory deadlines.
However, UKCA marking will not be recognized in the European Union. Following the transitional periods, compliance with the United Kingdom regulations will be a prerequisite to be able to affix the UKCA mark to medical devices, without which they cannot be sold or marketed in GB.
In addition, new regulations applicable in GB now require that all medical devices must be registered with the MHRA prior to being placed on the market. Additionally, manufacturers based outside the United Kingdom will need to appoint a U.K.
Responsible Person to register devices with the MHRA.
Human Capital Resources
As of December 31, 2025, we had 1,120 full-time employees and 64 part-time employees. Of our 1,184 full- and part-time employees, 18% have Ph.D. or M.D. degrees and 55% have graduate or post-graduate qualifications. 14% of our 1,184 employees are engaged in research and development activities and 73% are engaged in commercialization activities.
13% are engaged in global services activities including finance, legal, risk, people and culture, information technology.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. We support our employees by offering annual performance-based bonus, equity-based incentive program, employee assistance programs, paid wellness days, hybrid work arrangements and support for learning and development.

Legal Proceedings
See "Item 8. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."
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
Australian Disclosure Requirements
Environmental regulation and compliance; Sustainability report
Telix seeks to be compliant with all applicable environmental laws and regulations relevant to its operations, including but not limited to Australia, Belgium, Japan, Canada and the U.S. We monitor compliance on a regular basis to minimize the risk of non‑compliance.
We conduct our activities at TMS in Brussels South, Belgium, in accordance with applicable environmental regulations, including regular inspections by the Belgian Federal Agency for Nuclear Control ("FANC"). In 2022, TMS received updated authorizations from FANC, aligned with the scope of Telix operations, and Telix is complying with its obligations under these licenses and existing Belgian regulation. In December 2022, TMS was granted an environmental permit from the Regional Authorities, valid until 7 October 2042, and in 2025 an updated operation authorization from FANC, valid until 8 May 2040.
Telix also conducts its activities at, RLS Radiopharmacies, TMS Sacramento, Telix Targeting Technologies, and
IsoTherapeutics in the U.S., ARTMS in Canada, TMS North Melbourne in Australia, and TMS Yokohama in Japan in
accordance with applicable environmental regulations, including inspections by relevant authorities as required.
There were no known environmental breaches at Telix operations during the reporting period.
Information about Telix’s sustainability program, including for environmental matters, is detailed in the Company's
Sustainability report.
Beyond these matters, Telix is unaware of any environmental regulations matters applying to the Group's operating activities that require disclosure.

1.Organizational Structure
The following table sets out for each of our subsidiaries, the state or jurisdiction of incorporation or organization, percentage ownership and voting interest held by us (directly or indirectly through subsidiaries):

Name of Entity	State or Jurisdiction of Incorporation or Organization	Percentage Ownership and Voting Interest (%)
Telix Pharmaceuticals Ltd	Australia	N/A
Telix Pharmaceuticals (Innovations) Pty Ltd	Australia	100
Telix Pharmaceuticals Holdings Pty Limited	Australia	100
Telix Pharmaceuticals International Holdings Pty Ltd	Australia	100
Telix Pharmaceuticals Australia Holdings Pty Ltd	Australia	100
Telix Pharmaceuticals (ANZ) Pty Ltd	Australia	100
Telix Pharmaceuticals (Corporate) Pty Ltd	Australia	100
Telix Pharmaceuticals (Belgium) SRL	Belgium	100
Telix Innovations SA	Belgium	100
Telix Innovations Rph Participacoes Ltda	Brazil	51
Telix Pharmaceuticals (Canada) Inc.	Canada	100
Telix ARTMS Inc.	Canada	100
Telix Pharmaceuticals (France) SAS	France	100
Telix Pharmaceuticals (Germany) GmbH	Germany	100
Rhine Pharma GmbH3	Germany	100
Therapeia GmbH & Co. KG	Germany	100
Therapeia Verwaltungs-GmbH	Germany	100
Telix Pharma Japan KK	Japan	100
Telix Pharmaceuticals (NZ) Limited	New Zealand	100
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100
Lightpoint Surgical Ltd	United Kingdom	100
Lightpoint Surgical Spain S.L. (Lightpoint Medical Espana SLU)	Spain	100
Telix Pharmaceuticals (US) Inc.	Delaware	100
Telix Optimal Tracers, LLC	Delaware	100
Telix IsoTherapeutics Group, Inc.	Delaware	100
Telix QSAM, Inc.	Delaware	100
QSAM Therapeutics Inc.	Texas	100
RLS (USA), Inc.	Delaware	100
Las Vegas Radiopharmacy, Inc.	Delaware	100
Telix Targeting Technologies, Inc.	Delaware	100
ARTMS US, Inc.	Delaware	100

Name of Entity	State or Jurisdiction of Incorporation or Organization	Percentage Ownership and Voting Interest (%)
Telix Pharmaceuticals Holdings Pty Ltd	Australia	100
Telix Pharmaceuticals International Holdings Pty Ltd	Australia	100
Telix Pharmaceuticals Australia Holdings Pty Ltd	Australia	100
Telix Pharmaceuticals (Innovations) Pty Ltd	Australia	100
Telix Pharmaceuticals (ANZ) Pty Ltd	Australia	100
Telix Pharmaceuticals (Corporate) Pty Ltd	Australia	100
Telix Pharmaceuticals (NZ) Limited	New Zealand	100
Telix Pharma Japan KK	Japan	100
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100
Telix Pharmaceuticals (US) Inc.	Delaware	100
Telix Optimal Tracers LLC	Delaware	100
Telix Pharmaceuticals (Canada) Inc.	Canada	100
Telix Innovations SA	Belgium	100
Telix Pharmaceuticals (Germany) GmbH	Germany	100
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100
Telix Pharmaceuticals (Belgium) SRL	Belgium	100
Lightpoint Surgical Ltd	United Kingdom	100
Lightpoint Surgical Spain S.L.	Spain	100
Rhine Pharma GmbH	Germany	100
Therapeia GmbH & Co. KG	Germany	100
Therapeia Verwaltungs-GmbH	Germany	100
Telix Pharmaceuticals (France) SAS	France	100
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100
Telix IsoTherapeutics Group Inc.	Delaware	100
Telix ARTMS Inc.	Canada	100
ARTMS US, Inc.	Delaware	100
Telix QSAM, Inc.	Delaware	100
QSAM Therapeutics Inc.	Texas	100
Telix Innovations RPH Participações Ltda.	Brazil	51
RLS (USA) Inc.	Delaware	100
Las Vegas Radiopharmacy, Inc.	Delaware	100
Telix Targeting Technologies, Inc.	Delaware	100
2.Property, Plant and Equipment
Our principal headquarters are located in Melbourne, Australia where we lease office space and have a separate R&D facility. The majority of our workforce is in the U.S., based out of our U.S. headquarters in Indianapolis, Indiana, or our
Dallas, Texas office, our R&D facilities in Angleton, Texas and Los Angeles and Sacramento, California, working remotely, or in one of our network of radiopharmacies that we acquired in January 2025 as part of our acquisition of RLS. We also maintain offices in Sydney and Brisbane, Australia, in Brussels, Herstal (near Liège), Belgium, in Geneva, Switzerland, and in Kyoto, Japan, and have R&D facilities in South Brussels, Belgium, Yokohama, Japan, and Vancouver, Canada. We
believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.
For additional information on our property, plant and equipment, see Note 19 to our audited consolidated financial statements included elsewhere in this Annual Report.

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
Our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31,
2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards.
A.Operating Results
Overview
We are a commercial-stage biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Our prostate cancer portfolio includes Illuccix and Gozellix, our commercially available 68Ga-labelled PSMA-PET imaging agents for prostate cancer.
The revenues generated from sales of Illuccix (and Gozellix in 2025), the costs associated with such sales and our operating and other expenses resulted in a loss after tax of $7.1 million, and a profit after tax of $33.7 million and $4.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.
We are leveraging our commercial revenues as a source of funding for the development of additional therapeutic and diagnostic product candidates in our pipeline. These product candidates include TLX591-Tx, a therapeutic rADC, being evaluated in a Phase 3 clinical trial for the treatment of patients with prostate cancer and two innovative imaging agents,
TLX250-Px for kidney (renal) cancer and TLX101-Px for brain cancer (glioma).
Our operations have been financed primarily through cash generated by our commercial operations and the issuance and sale of ordinary shares. Our total comprehensive loss was $14.1 million for the year ended December 31, 2025. Our total comprehensive income was $36.0 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively. We expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. In addition, if and when we seek and obtain regulatory approval to commercialize additional product candidates, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our total comprehensive income or loss may fluctuate significantly from period-to-period, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Results of Operations for the Fiscal Years Ended December 31, 2025, 2024 and 2023
The following table sets forth a summary of our Consolidated statement of comprehensive income or loss for the periods presented.

	Year ended December 31			2025 vs. 2024		2024 vs. 2023
	2025	2024	2023	Change	Change	Change	Change
	US$'000	US$'000	US$'000	US$'000%		US$'000%
		(Recast)	(Recast)
	(in thousands, except percentage and per share data)
Continuing operations
Revenue from contracts with customers	803,794	516,551	332,978	287,243	56	183,573	55
Cost of sales	(377,356)	(180,388)	(123,445)	(196,968)	109	(56,943)	46
Gross profit	426,438	336,163	209,533	90,275	27	126,630	60
Research and development costs	(171,249)	(127,930)	(85,315)	(43,319)	34	(42,615)	50
Selling and marketing expenses	(96,766)	(55,953)	(33,464)	(40,813)	73	(22,490)	67
Manufacturing and distribution costs	(44,593)	(16,670)	(6,251)	(27,923)	168	(10,420)	167
General and administration costs	(95,789)	(85,318)	(49,668)	(10,471)	12	(35,650)	72
Other gains/(losses)(net)	11,735	4,885	(23,827)	6,850	140	28,712	*
Operating profit	29,776	55,177	11,008	(25,401)	(46)	44,169	401
Finance income	5,826	7,180	671	(1,354)	(19)	6,509	969
Finance costs	(40,868)	(24,442)	(9,085)	(16,426)	67	(15,357)	169
(Loss)/profit before income tax	(5,266)	37,915	2,594	(43,181)	(114)	35,321	1,362
Income tax (expense)/benefit	(1,859)	(4,230)	1,614	2,371	(56)	(5,844)	*
(Loss)/profit for the year	(7,125)	33,685	4,208	(40,810)	*	29,477	700
(Loss)/profit for the year attributable to:
Owners of Telix Pharmaceuticals Limited	(7,125)	33,685	4,208	(40,810)	*	29,477	700
Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss in subsequent periods:
Changes in the fair value of investments at fair value through other comprehensive income	(1,242)	(3,287)	(612)	2,045	(62)	(2,675)	437
Items to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(5,757)	5,568	(1,863)	(11,325)	*	7,431	*
Total comprehensive (loss)/income for the year	(14,124)	35,966	1,733	(50,090)	*	34,233	1,975
Total comprehensive (loss)/income for the year attributable to:
Owners of Telix Pharmaceuticals Limited	(14,124)	35,966	1,733	(50,090)	*	34,233	1,975
	US$ Cents	US$ Cents	US$ Cents
Basic (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	(2.11)	10.17	1.32
Diluted (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	(2.11)	9.76	1.30
*Percentage not meaningful

Comparison of Years Ended December 31, 2025 and 2024
Revenue from Contracts with Customers
Revenue from contracts with customers was $803.8 million for the year ended December 31, 2025, an increase of
$287.2 million, or 56%, compared to $516.6 million for the year ended December 31, 2024. This increase was due to growth in commercial sales from our Precision Medicine business as well as eleven months of revenue from RLS, acquired on January 28, 2025.
Cost of Sales
Cost of sales increased by $197.0 million, or 109%, to $377.4 million for the year ended December 31, 2025 from $180.4 million for the year ended December 31, 2024. The increase was primarily driven by increased sales volumes and the change in product mix following the acquisition of RLS.
Gross margin decreased in 2025 relative to 2024, decreasing to 53% for 2025 (compared to 65% in 2024). This decrease was driven by the change in product mix following the acquisition of RLS and its sales of lower-margin SPECT imaging products.
Research and Development Costs
R&D costs were $171.2 million for the year ended December 31, 2025, an increase of $43.3 million, or 34%, compared to
$127.9 million for the year ended December 31, 2024. This increase was primarily driven by:
•preparation for the re-submission of regulatory packages to the FDA for two new imaging agents in the U.S.
•production of inventory for commercial launches
•patient recruitment and clinical manufacturing for the Phase 3 ProstACT Global trial, and
•expanding our clinical trial activity and other R&D activity, as our current product candidates advance through development and as we invest in future product candidates and programs.
Selling and Marketing Expenses
Selling and marketing expenses were $96.8 million for the year ended December 31, 2025, an increase of $40.8 million, or 73%, compared to $56.0 million for the year ended December 31, 2024. This increase was primarily driven by increased investment in promotional activities and sales force operations, deployed to drive higher sales volumes of
Illuccix, and to support the launches of Gozellix in the U.S. and Illuccix in Europe.
Manufacturing and Distribution Costs
Manufacturing and distribution costs were $44.6 million for the year ended December 31, 2025, an increase of $27.9 million, or 168%, compared to $16.7 million for the year ended December 31, 2024. This increase was primarily driven by the impact of 11 months of RLS operations on the Group results, and higher costs associated with preparing the Brussels
South manufacturing facility for GMP commercial production.
General and Administration Costs
General and administration costs were $95.8 million for the year ended December 31, 2025, an increase of $10.5 million, or 12%, compared to $85.3 million for the year ended December 31, 2024. This increase was driven by:
•the impact of 11 months of RLS operations on the Group results
•costs incurred to implement a Sarbanes-Oxley program, and
•professional fees in connection with the subpoena from the U.S. Securities and Exchange Commission (SEC)
Refer to page 213 for further information.
Other Gains/(Losses) (Net)
Other gains (net) were $11.7 million for the year ended December 31, 2025, a change of $6.9 million, compared to other gains (net) of $4.9 million for the year ended December 31, 2024. This resulted from a remeasurement of contingent consideration on ARTMS and RLS based on the probability of achieving certain milestones, and unrealized foreign currency gains.
Finance Income
Finance income was $5.8 million for the year ended December 31, 2025, a decrease of $1.4 million, or 19%, compared to
$7.2 million for the year ended December 31, 2024. Following the acquisition of RLS in January 2025 and associated cash settlement of the transaction, there was a decrease in cash and cash equivalents placed into short term deposits in the year ended December 31, 2025 compared to the prior year.
Finance Costs
Finance costs were $40.9 million for the year ended December 31, 2025, an increase of $16.4 million, or 67%, compared to $24.4 million for the year ended December 31, 2024. This increase reflects the full year impact of interest paid and the unwind of discount on Convertible Bonds issued in July 2024.
Income Tax Expense
Income tax expense was $1.9 million for the year ended December 31, 2025, a decrease of $2.3 million compared to an expense of $4.2 million for the year ended December 31, 2024. This resulted from the recognition of $12.1 million in deferred tax benefits attributable to temporary differences and unused tax losses. Current tax expense decreased from
$18.6 million in 2024 to $14.0 million in 2025 as a result of the decrease in taxable profits generated in the U.S. and
Belgium.
Comparison of Years Ended December 31, 2024 and 2023
Revenue from Contracts with Customers
Revenue from contracts with customers was $516.6 million for the year ended December 31, 2024, an increase of $183.6 million, or 55%, compared to $333.0 million for the year ended December 31, 2023. This increase was due to a 55%
increase in commercial sales volumes of Illuccix in the U.S. compared to 2023, supported by a combination of increased market share and category growth for PSMA imaging, predominantly in the U.S.
Cost of Sales
Cost of sales increased by $57.0 million, or 46%, to $180.4 million for the year ended December 31, 2024 from $(123.4)
for the year ended December 31, 2023. The increase was primarily driven by higher dose administration fees to distributors.
Gross margin improved in 2024 relative to 2023, increasing to 65% for 2024 (compared to 63% in 2023). This increase was supported by a stable selling price for Illuccix® within each market segment.
Research and Development Costs
R&D costs were $127.9 million for the year ended December 31, 2024, an increase of $42.6 million, or 50%, compared to
$85.3 million for the year ended December 31, 2023. This increase was primarily driven by preparation for the commercial launches, including scale-up of inventory, of three new imaging agents in the U.S. and patient recruitment and clinical manufacturing for the Phase 3 ProstACT Global trial. We expect our R&D costs to continue to increase as we expand our clinical trial activity and other R&D activity, as our current product candidates advance through development and as we invest in future product candidates and programs.
Selling and Marketing Expenses
Selling and marketing expenses were $56.0 million for the year ended December 31, 2024, an increase of $22.5 million, or 67%, compared to $33.5 million for the year ended December 31, 2023. This increase was primarily driven by increased investment in promotional activities and sales force operations, deployed to drive higher sales volumes of
Illuccix, and preparation activities to support the launch of three new imaging products in the U.S.
Manufacturing and Distribution Costs
Manufacturing and distribution costs were $16.7 million for the year ended December 31, 2024, an increase of $10.4 million, or 167%, compared to $6.3 million for the year ended December 31, 2023. This increase was primarily driven by increased personnel costs from the acquisition of ARTMS and IsoTherapeutics, and higher costs associated with preparing the Brussels South manufacturing facility for GMP commercial production.
General and Administration Costs
General and administration costs were $85.3 million for the year ended December 31, 2024, an increase of $35.6 million, or 72%, compared to $49.7 million for the year ended December 31, 2023. This increase was driven by investments in corporate infrastructure to support the expansion of services assisting commercial operations in each region, professional fees incurred in connection with our Nasdaq listing and transaction costs related to the acquisitions of
ARTMS Inc, IsoTherapeutics Group, and RLS (USA) Inc.
Other Gains/(Losses) (Net)
Other gains (net) were $4.9 million for the year ended December 31, 2024, a change of $28.7 million, compared to other losses (net) of $23.8 million for the year ended December 31, 2023. This resulted from a lower remeasurement of contingent consideration and unrealized foreign currency gains.

Finance Income
Finance income was $7.2 million for the year ended December 31, 2024, an increase of $6.5 million compared to $0.7 million for the year ended December 31, 2023. This increase reflects an increase in cash and cash equivalents placed into short term deposits and higher interest rate yields obtained on deposits in the year ended December 31, 2024 compared to the prior year.
Finance Costs
Finance costs were $24.4 million for the year ended December 31, 2024, an increase of $15.3 million, or 169%, compared to $9.1 million for the year ended December 31, 2023. This increase was due to a higher unwind of discount on contingent consideration liability for 2024, reflecting the increased contingent consideration liabilities and finance costs associated with the Convertible Bonds issued during the year.
Income Tax (Expense)/Benefit
Income tax expense was $4.2 million for the year ended December 31, 2024, a change of $5.8 million compared to a $1.6 million benefit for the year ended December 31, 2023. This resulted from the recognition of $14.3 million in deferred tax benefits attributable to temporary differences and unused tax losses. Current tax expense increased from $10.9 million in
2023 to $18.6 million in 2024 as a result of the increase in taxable profits generated in the U.S. and Belgium.
Alternative Performance Measures
In reporting financial information, the Group presents alternative performance measures ("APMs") which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally.
The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. The key APMs that the Group uses are outlined below.

APM	Closest equivalent IFRS measure	Reconciling items to IFRS measure	Definition and purpose
Income statement measures
Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA)	Profit/(loss) before income tax	Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses.
Used to help assess current operational
performance excluding the impacts of non-
operating expenditure, finance costs and
finance income, depreciation and
amortization and taxation expense. It is a
measure that management uses internally to
assess the performance of the Group’s
segments and make decisions on the
allocation of resources.

Adjusted earnings before interest, tax, depreciation and amortization and research and development (Adjusted EBITDAR)	Profit/(loss) before income tax	Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses and costs associated with product development activities.
Used to assess the Group's performance
excluding non-operating expenditure, finance
costs and finance income, depreciation and
amortization, taxation expense and product
development activities. Included as a metric
for LTVR targets in 2023, 2024 and 2025.

Adjusted earnings before interest, tax, research and development (Adjusted EBITRD)	Profit/(loss) before income tax	Finance costs, income tax expense, remeasurement of provisions, other income and expenses and costs associated with product development activities.
Used to assess the Group's performance
excluding non-operating expenditure, finance
costs and finance income, taxation expense
and product development activities. Included
as a metric for LTVR targets in 2022.

Balance sheet measures
Net tangible asset per share	None	Net assets excluding intangible assets, deferred tax assets and right-of-use assets divided by the Group's weighted average number of ordinary shares on issue.	Disclosed in the Group's Appendix 4E as required by Rule 4.3A of the ASX listing rules.

Outlined below is a reconciliation of the Group's APMs used to measure performance.

			2025	2024	2023
			$’000	$’000	$’000
Metric	Note	Operating segment		(Recast)	(Recast)
Operating profit			29,776	55,177	11,008
Adjusting items:
Revenue from contracts with customers	4	Therapeutics	(9,273)	(6,226)	(3,496)
Research and development costs	5		171,249	127,930	85,315
U.S. listing costs	7		-	6,026	-
Acquisition transaction costs	7		-	5,750	-
Depreciation and amortization	9		21,506	4,851	4,485
Other (gains)/losses net	10		(11,735)	(4,885)	23,827
Adjusted EBITDAR			201,523	188,623	121,139
Product development revenue and costs			(161,976)	(121,704)	(81,819)
Adjusted EBITDA			39,547	66,919	39,320
Segments
Our three reportable segments are  Precision Medicine, Therapeutics and Manufacturing Solutions.
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
Precision Medicine
The Precision Medicine segment focuses on the commercial sales of Illuccix, Gozellix and other diagnostic products that may obtain regulatory approvals. This segment includes royalties and sales of goods (which account for the majority of our revenue from operations), as well as the sales and marketing expenses and costs of sales necessary to support those revenues and research and development costs associated with development activities of our diagnostic pipeline.

The following table sets forth the results of operations for our Precision Medicine segment for the years ended
December 31, 2025, 2024 and 2023.

	Year ended December 31,			2025 vs. 2024		2024 vs. 2023
	2025	2024	2023	Change	Change	Change	Change
	US$'000	US$'000	US$'000	US$'000%		US$'000%
		(Recast)	(Recast)
	(in thousands, except percentage data)
Revenue from contracts with customers	621,930	508,508	329,205	113,421	22	179,304	35
Cost of sales	(222,750)	(178,263)	(123,445)	(44,487)	25	(54,818)	31
Gross profit	399,180	330,245	205,760	68,935	21	124,485	38
Research and development costs	(71,156)	(71,628)	(53,669)	472	(1)	(17,959)	25
Selling and marketing expenses	(82,359)	(55,358)	(33,358)	(27,001)	49	(22,000)	40
Manufacturing and distribution costs	(10,262)	(5,251)	(4,798)	(5,011)	95	(452)	9
General and administration costs	(22,303)	(27,777)	(20,707)	5,474	(20)	(7,070)	25
Other losses (net)	(3,552)	(5,976)	(24,497)	2,424	(41)	18,521	(310)
Operating profit	209,548	164,255	68,731	45,293	28	95,524	58
Other losses (net)	3,552	5,976	24,497	26	-	(18,521)	(310)
Depreciation and amortization	3,333	3,679	3,729	(346)	(9)	(50)	(1)
Adjusted EBITDA	216,433	173,910	96,957	42,523	24	76,953	44
Comparison of Years Ended December 31, 2025 and 2024
For the year ended December 31, 2025, revenue from contracts with customers for our Precision Medicine segment consisted of $621.6 million (2024: $508.4 million) in sales of goods and $0.3 million (2024: $0.1 million) in royalty revenue. Sales of Illuccix and Gozellix in the U.S. were the main driver of the 22% increase in revenue from contracts with customers for the Precision Medicine segment. Cost of Sales increased 25% year-over-year, driven by higher manufacturing volumes, distribution costs, and radiopharmacy-related expenses. Gross profit declined slightly to 64% vs.
65% in the prior year, primarily reflecting a balance between commercial rebate levels, supply chain costs, and ongoing operational efficiencies.
R&D expenses were $71.2 million in 2025, compared to $71.6 million in 2024.  These similar numbers represent Telix's commitment to furthering our investment in diagnostic programs globally.
Selling and marketing expenses were $82.4 million in 2025, compared to $55.4 million in 2024. The increase was predominantly due to additional sales force, expanded commercial infrastructure and marketing expenditure incurred to drive higher volumes and market share of our prostate imaging agents in the U.S. and Australia, Illuccix launch activities in Europe and pre-launch activities for Zircaix and Pixclara.
Manufacturing and distribution costs were $10.3 million in 2025, compared to $5.3 million in 2024, reflecting an increase in facility and staff costs to support supply chain and quality activities to deliver clinical and commercial products.
General and administration costs were $22.3 million in 2025, compared to $27.8 million in 2024, reflecting operating leverage and stabilization in corporate activities and related overheads.
Adjusted EBITDA increased by $42.5 million, or 24% to $216.4 million for the fiscal year ended December 31, 2025, up from $173.9 million in 2024, reflecting the growth in commercial revenues and stabilization in gross margins, partially offset by higher operating expenditure.
Comparison of Years Ended December 31, 2024 and 2023
For the year ended December 31, 2024, revenue from contracts with customers for our Precision Medicine segment consisted of $508.4 million (2023: $328.9 million) in sales of goods and $0.1 million (2023: $0.3 million) in royalty revenue. Sales of Illuccix in the U.S. were the main driver of the 35% increase in revenue from contracts with customers for the Precision Medicine segment.
Adjusted EBITDA increased by $77.0 million to $173.9 million for the year ended December 31, 2024, up from $97.0 million in 2023.
Therapeutics
The Therapeutics segment focuses on the development of our core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization and research and development services.
The following table sets forth the results of operations for our Therapeutics segment for the years ended December 31,
2025, 2024 and 2023.

	Year ended December 31,			2025 vs. 2024		2024 vs. 2023
	2025	2024	2023	Change	Change	Change	Change
	US$'000	US$'000	US$'000	US$'000%		US$'000%
		(Recast)	(Recast)
	(in thousands, except percentage data)
Revenue from contracts with customers	9,273	6,226	3,496	3,047	49	2,730	44
Cost of sales	(229)	-	-	(229)	*	-	*
Gross profit	9,044	6,226	3,496	2,818	45	2,730	44
Research and development costs	(98,039)	(55,877)	(31,258)	(42,162)	75	(24,619)	44
Selling and marketing expenses	(1,434)	(88)	(106)	(1,346)	1,525	18	(20)
Manufacturing and distribution costs	(4,238)	(22)	(69)	(4,216)	*	46	(208)
General and administration costs	(3,606)	(137)	(185)	(3,469)	2,533	49	(35)
Other gains (net)	21	-	-	21	*	-	100
Operating loss	(98,252)	(49,898)	(28,122)	(48,354)	97	(21,776)	44
Other gains (net)	(21)	-	-	(21)	*	-	100
Depreciation and amortization	278	-	-	278	*	-	*
Adjusted EBITDA	(97,995)	(49,898)	(28,122)	(48,097)	96	(21,776)	44
*Percentage not meaningful
Comparison of Years Ended December 31, 2025 and 2024
For the year ended December 31, 2025, revenue from contracts with customers for our Therapeutics segment consisted of $9.1 million (2024: $6.2 million) in R&D services revenue. The year-over-year change in revenue from contracts with customers for our Therapeutics segment reflected higher investment in our R&D expenditure toward new therapeutic product candidates in the year ended December 31, 2025, which resulted in higher R&D services revenue from the Grand
Pharma contract.
Research and development costs were $98.0 million in 2025, compared to $55.9 million in 2024, reflecting the increased
R&D investment towards patient recruitment and clinical manufacturing for the Phase 3 ProstACT Global trial, and an increased investment into the development of our late-stage therapeutic assets.
Selling and marketing expenses were $1.4 million in 2025, compared to $0.1 million in 2024. The increase was predominantly due to an increase in global medical affairs activities and investigator-initiated trial costs.
Manufacturing and distribution costs were $4.2 million in 2025 compared to nil in 2024, predominantly due to the increase in CMC activities undertaken by our Manufacturing Solutions business to advance our therapeutics pipeline and logistics costs in delivering clinical doses to patients.

General and administration costs were $3.6 million in 2025, compared to $0.1 million in 2024, reflecting a higher allocation of corporate services provided to support the growth in activities, including an increase in business development, finance, intellectual property and legal costs.
Adjusted EBITDA for the Therapeutics segment was a loss of $98.0 million in 2025, compared to $49.9 million in 2024, reflecting the increase in activities as our late-stage therapeutics products progress through the clinical stages of development.
Comparison of Years Ended December 31, 2024 and 2023
For the year ended December 31, 2024, revenue from contracts with customers for our Therapeutics segment consisted of $6.2 million (2023: $3.5 million) in R&D services revenue. The year-over-year change in revenue from contracts with customers for our Therapeutics segment reflected higher investment in our R&D expenditure toward new therapeutic product candidates in the year ended December 31, 2024, which resulted in higher R&D services revenue.
Adjusted EBITDA for the Therapeutics segment was a loss of $49.9 million in 2024, compared to $28.1 million in 2023, reflecting the increased R&D investment towards patient recruitment and clinical manufacturing for the Phase 3
ProstACT Global trial.
Manufacturing Solutions
The Manufacturing Solutions segment focuses on the operations of our vertically integrated supply chain and manufacturing business and includes our production TMS facilities at Brussels South, North Melbourne, Sacramento and
Yokohama, ARTMS, IsoTherapeutics, and RLS Radiopharmacies. This segment comprises revenue generated from distribution service fee revenue, as well as the sale of PET and SPECT products at RLS. Outside of RLS, revenue is generated by the provision of contract manufacturing services to companies in the radiopharmaceutical industry, as well as the operating expenses associated with our manufacturing solutions business.
The following table sets forth the results of operations for our Manufacturing Solutions segment for the fiscal years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,			2025 vs. 2024		2024 vs. 2023
	2025	2024	2023	Change	Change	Change	Change
	US$'000	US$'000	US$'000	US$'000%		US$'000%
		(Recast)	(Recast)
	(in thousands, except percentage data)
Revenue from contracts with customers	172,591	1,817	277	170,774	9,398	1,540	85
Inter-segment revenue	72,514	-	-	72,514	*	-	*
Cost of sales	(222,853)	(2,125)	-	(220,728)	*	(2,125)	100
Gross profit/(loss)	22,252	(308)	277	22,560	(7,325)	(585)	190
Research and development costs	(5,813)	(425)	(388)	(5,388)	1,267	(37)	9
Selling and marketing expenses	(12,973)	(507)	-	(12,467)	2,461	(507)	100
Manufacturing and distribution costs	(30,093)	(11,397)	(1,384)	(18,696)	164	(10,013)	88
General and administration costs	(12,021)	(3,977)	(2,475)	(8,044)	202	(1,502)	38
Other gains (net)	14,711	81	-	14,630	*	82	101
Operating loss	(23,937)	(16,533)	(3,970)	(7,404)	45	(12,563)	76
Other gains (net)	(14,711)	(81)	-	(14,630)	*	(82)	101
Depreciation and amortization	16,933	856	157	16,077	1,878	699	82
Adjusted EBITDA	(21,715)	(15,758)	(3,813)	(5,957)	38	(11,945)	76
*Percentage not meaningful

Comparison of Years Ended December 31, 2025 and 2024
For the year ended December 31, 2025, revenue from contracts with customers for our Manufacturing Solutions segment consisted of $172.6 million (2024: $1.8 million) in services revenue, with the year-over-year increase related to operations of the RLS business acquired in late January 2025.
Selling and marketing expenses were $13.0 million in 2025, compared to $0.5 million in 2024 reflecting the 11 months of operations from the newly acquired RLS. These costs comprise predominantly amortization of acquired intangible assets of $4.8 million, employment costs, sales commissions and travel costs related to sales and marketing personnel.
Manufacturing and distribution costs were $30.1 million and general and administration costs were $12.0 million for our
Manufacturing Solutions segment for the year ended December 31, 2025 (compared to $11.4 million and $4.0 million for the year ended December 31, 2024, respectively). These increases were predominantly driven by increased personnel and occupancy costs from the newly acquired RLS business, combined with increased activity to prepare the Brussels
South facility for GMP commercial production.
Other gains were $14.7 million in 2025, compared to $0.1 million in 2024, comprising the remeasurement of provisions related to contingent consideration liabilities for ARTMS and RLS. The remeasurements were based on revised probabilities applied to the achievement of certain commercial milestones.
For the year ended December 31, 2025, Adjusted EBITDA for the Manufacturing Solutions business was a loss of $21.7 million, compared to $15.8 million in the year ended December 31, 2024. The year-over-year change in Adjusted EBITDA was driven by increased investment in our manufacturing, supply chain and logistics functions and the continued
buildout of our Brussels South, Yokohama and North Melbourne facilities.
Comparison of Years Ended December 31, 2024 and 2023
For the year ended December 31, 2024, revenue from contracts with customers for our Manufacturing Solutions segment consisted of $1.8 million in services revenue compared to $0.3 million for the year ended December 31, 2023, with the year-over-year increase related to operations of the IsoTherapeutics business acquired during the year.
Manufacturing and distribution costs were $11.4 million and general and administration costs were $4.0 million for the year ended December 31, 2024 (compared to $1.4 million and $2.5 million for the year ended December 31, 2023, respectively). These increases were predominantly driven by increased personnel and occupancy costs from the newly acquired ARTMS and IsoTherapeutics businesses, combined with increased activity to prepare the Brussels South facility for GMP commercial production.
For the year ended December 31, 2024, Adjusted EBITDA for the Manufacturing Solutions segment was a loss of $15.8 million, compared to $3.8 million in the year ended December 31, 2024. The year-over-year change in Adjusted EBITDA was driven by increased investment in our manufacturing, supply chain and logistics functions and the continued
buildout of our Brussels South facility.
For more information on our segment reporting, see note 3 to our audited consolidated financial statements appearing elsewhere in this Annual Report.
Recently Adopted Accounting Pronouncements
Refer to note 2.2 within our Material accounting policy information for a summary of recently adopted or yet to be adopted accounting pronouncements.
Foreign Private Issuer Status
We report under the Exchange Act as a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain SEC and Nasdaq requirements.
Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, at present, our executive officers, the members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the reporting rules under the
Exchange Act with respect to their purchases and sales of our securities. However, absent an exemption from the SEC, following recent legislative changes that become effective on March 18, 2026, our officers and directors will be subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies the securities of which are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of either our board of directors or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii)
our business is administered principally in the U.S.
We have taken advantage of certain reduced reporting and other requirements in this Annual Report. Accordingly, the information contained herein may be different from the information you receive from other public companies.
B.Liquidity and Capital Resources
Prior to the fiscal year ended December 31, 2023, we incurred operating losses in each year since our founding. We anticipate that as we expand through strategic acquisitions, increase our sales and marketing efforts and expand our investment in R&D, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, strategic collaborations and other third-party funding arrangements. Our future liquidity and capital resources will depend on product revenue from the successful continued commercialization of Illuccix and
Gozellix, revenue from any future products for which we obtain regulatory approval and the R&D costs and other expenditure necessary to support these initiatives and future products. Our total comprehensive loss was $14.1 million, for the year ended December 31, 2025. Our total comprehensive income was $36.0 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2025, we had cash and cash equivalents of
$141.9 million and accumulated losses of $154.5 million. As of December 31, 2025, we held 52.8% of our cash in
Australian dollars, 39.7% in U.S. dollars, 5.5% in Euros, 0.3% in British pounds, 0.5% in Canadian dollars and 1.0% in Swiss
Francs.
Sources and Uses of Liquidity
Our operations have been financed primarily through cash generated by our commercial operations and the issuance and sale of new ordinary shares and Convertible Bonds.
We intend to leverage our commercial revenues and the proceeds raised from the issuance of and sale of new ordinary shares and Convertible Bonds as a source of funding for the development of additional therapeutic and diagnostic product candidates in our pipeline, including conducting label-expanding trials across our portfolio of diagnostic imaging agents and advancing clinical trials for our therapeutic product candidates. In the years ended December 31, 2025, 2024 and 2023, we received $774.2 million, $467.7 million and $311.8 million respectively, in receipts from customers, which predominantly consisted of collections from sales from our Precision Medicine and Manufacturing Solutions businesses.
In the first quarter of 2022, we entered into two loan agreements whereby BNP Paribas agreed to lend us $6.8 million and IMBC Group agreed to lend us $4.5 million. Each loan is denominated in Euros, in the amounts of €6.1 million and
€4.0 million, respectively, and have been translated to US$ based on the applicable exchange rate as of December 31,
2025. Each loan has a 10-year term and an interest rate of 1.85% per annum, payable monthly, and each is repayable in
96 monthly installments beginning at the end of a two-year grace period. As of December 31, 2025, the outstanding balance of these facilities was $10.4 million (translated based on the applicable exchange rate as of December 31, 2025).
In connection with the loan agreement with BNP Paribas, we also entered a roll-over loan agreement whereby BNP
Paribas agreed to lend us an additional $2.3 million (€2.0 million, translated based on the applicable exchange rate as of
December 31, 2025). The loan has a two-year extendable term and a per annum interest rate calculated by adding the eurozone interbank interest rate as of the determination date to a 1.5% margin, payable based on our choice of interest period ranging from 1 month to 12 months for each advance (with a default interest period of three months if no alternative is chosen), and it is repayable in full upon its expiration date. As of December 31, 2025, we have not drawn down from this facility. We have used the borrowings from these loans in order to fund the renovation and redevelopment of our Brussels South production facility.
On July 30, 2024 the Group completed the issue of $426,140,000 (A$650,000,000) in convertible bonds maturing in
2029. The bonds are convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds is A$24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds. The net proceeds were $416,324,000, after transaction costs.
The convertible bonds will bear interest at a rate of 2.375 per cent per annum. Interest will be payable quarterly in arrears on October 30, January 30, April 30 and July 30 in each year, beginning on October 30, 2024. The convertible bonds will mature on or about July 30, 2029, unless redeemed, repurchased, or converted in accordance with their terms. The holders have the option to redeem all or some of the convertible bonds on July 30, 2027 at their principal amount together with accrued but unpaid interest accrued to that date. The convertible bonds are listed on the SGX.
Funding Requirements
We believe that our existing cash resources and cash that we expect to generate from sales from the Precision Medicine and Manufacturing Solutions businesses will be sufficient to meet our projected operating expenses and capital expenditure requirements for at least the next 12 months, as well as our anticipated longer-term operating cash requirements and obligations. Our expectations regarding our short-term and long-term funding requirements are based on assumptions that may prove to be wrong, and we may need additional capital resources to fund our operating plans and capital expenditure requirements.
We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of products for which we receive regulatory approval and continue clinical development of our therapeutic product candidates. Accordingly, we will need to obtain substantial funding in connection with our continuing operations. Until we can generate a sufficient amount of revenue from the sale of approved products, if ever, we expect to finance our operating activities through cash generated from commercial sales, existing cash and cash equivalents and financing activities, which may include equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise capital through the sale of equity or convertible debt securities, the ownership interest of our investors will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Our present and future funding requirements will depend on many factors, including, among other things:
•The amount of revenue received from commercial sales of products for which we receive marketing approval;
•The initiation, progress, timing, costs and results of our clinical trials for our product candidates;
•The costs associated with in-licensing or acquiring assets to expand our pipeline, acquiring businesses or assets to vertically integrate our supply chain and manufacturing and acquiring complementary business;
•The amount of milestones and royalties that we may be required to pay under existing acquisition and licensing agreements;
•Costs associated with expanding our organization;
•The costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•The time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates; and
•The costs of operating as a public listed company in both Australia and the U.S.
For more information as to the risks associated with our future funding needs, see “Item 3. Key Information — D. Risk
Factors.”
Cash Flows
The following table summarizes our cash flows for the periods presented:
1.Year ended December 31,

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
	(in thousands)
Net cash (used in)/from operating activities	(17,293)	27,490	14,273
Net cash used in investing activities	(285,921)	(86,687)	(16,839)
Net cash (used in)/provided by financing activities	(3,719)	416,791	7,091
Net (decrease)/increase in cash and cash equivalents	(306,933)	357,594	4,525
Operating Activities
Net cash used in operating activities was $17.3 million during the year ended December 31, 2025. The primary source of cash from operating activities was $774.2 million in receipts from customers, which predominantly consisted of collections from sales from the Precision Medicine and Manufacturing Solutions businesses. The primary uses of cash in operating activities were payments to suppliers and employees of $710.6 million. Other operating cash outflows included
$51.8 million in contingent consideration payments and $21.3 million in income tax payments.

Net cash from operating activities was $27.5 million during the year ended December 31, 2024. The primary source of cash from operating activities was $467.7 million in receipts from customers, which predominantly consisted of collections from sales of Illuccix. The primary uses of cash in operating activities were payments to suppliers and employees of $418.3 million. Other operating cash outflows included $23.9 million in contingent consideration payments and $2.0 million in income tax payments.
Net cash from operating activities was $14.3 million during the year ended December 31, 2023. The primary sources of cash from operating activities were $311.8 million in receipts from customers, which predominantly consisted of collections from sales of Illuccix. The primary uses of cash in operating activities were payments to suppliers and employees of $280.4 million. Other operating cash outflows included $10.9 million in contingent consideration payments to former ANMI shareholders and $6.9 million in income tax payments.
Investing Activities
Net cash used in investing activities was $285.9 million during the year ended December 31, 2025. The primary uses of cash in investing activities were the acquisition of businesses. We invested $220.7 million in payments toward our acquisitions of RLS and ImaginAb and $18.1 million in payments related to the acquisition of intellectual property associated with FAP targeting candidates, and $25.7 million in property, plant and equipment purchases for the buildout of our manufacturing facilities.
Net cash used in investing activities was $86.7 million during the year ended December 31, 2024. The primary uses of cash in investing activities were $32.9 million in financial assets, which included a $31.0 million cash deposit into a cash security account to establish a working capital facility. We also invested $20.7 million in payments toward our acquisitions of IsoTherapeutics and ARTMS, $13.1 million in payments related to the acquisition of intellectual property associated with QSAM, $8.4 million in payments toward the purchase of isotope raw material purchases and $9.1 million in property, plant and equipment purchases for the buildout of our manufacturing facility in Belgium.
Net cash used in investing activities was $16.8 million during the year ended December 31, 2023. The primary uses of cash in investing activities were $8.7 million in payments toward our acquisition of QSAM and strategic investment in
Mauna Kea and $6.3 million in property, plant and equipment purchases for the buildout of our manufacturing facility in
Belgium.
Financing Activities
For the year ended December 31, 2025, net cash used in financing activities totaled $3.7 million. Financing activity cash flows included $1.8 million received from the issuance of new ordinary shares on the exercise of options previously granted to employees and $5.2 million paid toward lease liabilities.
For the year ended December 31, 2024, net cash provided by financing activities totaled $416.8 million. Financing activity cash flows included $0.7 million received from the issuance of new ordinary shares on the exercise of options previously granted to employees, net proceeds of $427.9 million received from the issue of convertible bonds and $1.3 million paid toward lease liabilities.
For the year ended December 31, 2023, net cash provided by financing activities was $7.1 million. Financing activity cash flows included $4.2 million received from the issuance of new ordinary shares on the exercise of options previously granted to employees, proceeds of $4.2 million received from borrowings related to the loan facilities provided for the construction of our manufacturing facility in Belgium and $1.3 million paid toward lease liabilities.
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
C.Research and Development, Patents and Licenses, etc.
For a discussion of our research and development activities, see “— A. Operating Results” and “Item 4. Information on the
Company — B. Business Overview.”
D.Trend Information
Our growth strategy and trends affecting our performance are detailed in “— A. Operating Results” and “Item 4.
Information on the Company — B. Business Overview.” For a discussion of uncertainties and certain factors that could materially affect our business, see “Item 3. Key Information — D. Risk Factors.”

E.Critical Accounting Estimates
We believe that the accounting policies set out in Note 2 to the Consolidated Financial Statements involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our audited consolidated financial statements appearing elsewhere in this Annual Report for a description of our material accounting policies and Note 2.28 to our audited consolidated financial statements appearing elsewhere in this Annual
Report for additional information on our key judgments and estimates.
Australian Disclosure Requirements
State of Affairs
There have been no significant changes in the state of affairs of the Group during the financial year ended December 31,
2025 other than as disclosed in this Annual Report.
Events subsequent to the end of the financial year
There were no subsequent events that required adjustment to or disclosure in the Australian Directors’ report (as filed with the ASX) or the Financial statements of the Company for the year ended December 31, 2025.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Start of the Remuneration report for Australian Disclosure Requirements
The Board of Directors ("Board") of Telix presents the Remuneration report, which details the Company's remuneration policy and practice for Key Management Personnel ("KMP") for the financial year ended December 31, 2025. The Board has determined that each KMP is an "executive officer" within the meaning of Rule 3b-7 of the Exchange Act.
KMP are defined as individuals with the authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly. Telix’s 2025 Remuneration report covers both the Company's Non-Executive
Directors ("NEDs") and executive officers noted below during the year ended December 31, 2025 and up to the date of this Annual Report.
This Remuneration report has been prepared in accordance with the Australian Corporations Act 2001 (Cth) for the
Group.
A. Directors and Senior Management
1.Key Management Personnel
The following table sets forth information regarding our directors and executive officers as of the date of this Annual
Report. The following table lists the names of our directors and executive officers. The business address for our directors and executive officers is c/o 55 Flemington Road, North Melbourne, Victoria 3051, Australia.

Name	Age	Position	Term during 2025
Non-Executive Directors
H Kevin McCann AO1	N/A	Non-Executive Director and Chairman of the Board	January 1 - May 21
Tiffany Olson[2]	N/A	Non-Executive Director and Chair of the Board	Full year
Marie McDonald	69	Non-Executive Director	March 3 - December 31
Mark Nelson[3]	66	Non-Executive Director	Full year
Jann Skinner	68	Non-Executive Director	Full year
Executive Officers/Executive KMP
Christian Behrenbruch PhD MBA	51	Managing Director and Group Chief Executive Officer ("MD & CEO")	Full year
Darren Smith FCPA MBA	60	Group Chief Financial Officer ("CFO")	Full year
David Cade MD MBA	57	Group Chief Medical Officer ("CMO")	Full year
Darren Patti PharmD	54	Group Chief Operating Officer (COO)	Full year
1 Mr. Kevin McCann retired as Non-Executive Director and Chairman of the Board immediately following the Company's Annual General Meeting on May 21, 2025.
2 Ms. Olson was appointed Chair of the Board on May 21, 2025 following Mr. McCann’s retirement, and resigned from the Board effective February 3, 2026.
3 Mr. Nelson was appointed Interim Chair of the Board following Ms. Olson's resignation as Chair and Non-Executive Director, effective February 3, 2026.
The responsibilities of our Board are described in our Board Charter and Constitution, each of which is filed as an exhibit to this Annual Report. Our executive officers are responsible for making and executing decisions that build value in accordance with Board-approved delegated authorities.
The following is the biographical information of our current directors:
Directors
Mark Nelson has served as a Non-Executive Director since September 2017 and as Interim Chair since February 3, 2026.
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
Marie McDonald has served as a Non-Executive Director since March 2025. Ms. McDonald serves as a Non-Executive
Director of Nanosonics Limited (since October 2016), Walter and Eliza Hall Institute of Medical Research (since October
2016) and Nufarm Limited (since March 2017), and served as a Non-Executive Director of CSL Limited between August
2013 and October 2025. Ms McDonald practised as a commercial lawyer, specializing in mergers and acquisitions and corporate governance, at Ashurst Australia (previously Blake Dawson Waldron) from 1984 to 2014. She was a member of the Australian Takeovers Panel from 2001 to 2010, and was also Chair of the Corporations Committee of the Business
Law Section of the Law Council of Australia (2012-2013), having previously been a deputy chair. Ms. McDonald received her BSc (Hons) and LLB (Hons) from the University of Melbourne. We believe Ms. McDonald's  significant experience in financial markets, M&A, regulatory policy, remuneration, risk management and compliance qualify her to serve on our board of directors.
Jann Skinner has served as a Non-Executive Director since June 2018. Ms. Skinner was a partner at
PricewaterhouseCoopers from 1987 to 2004. She has served as Chair of Create Foundation Limited since July 2024 and
Director since 2004. She also served as Non-Executive Director of QBE Insurance Group Limited from October 2014 to
May 2024 and Director of HSBC Bank Australia Limited from April 2017 to April 2023. Ms. Skinner is a Fellow of both
Chartered Accountants Australia & New Zealand and the Australian Institute of Company Directors. She received her
Bachelor of Commerce (BCom) from the University of New South Wales. We believe Ms. Skinner’s expertise in audit and accounting and prior board experience qualify her to serve on our board of directors.
Group Executive Team
The following is the biographical information of our Group Executive Team ("GET"), which includes executive officers/
KMP. Not all members of the GET are executive officers/KMP. The individuals designated as executive officers/KMP are indicated below with an *.
Christian Behrenbruch*  is one of our Co-Founders, has served as Group Chief Executive Officer since January 2017 and joined our board of directors as Managing Director in January 2017. Biographical information for Dr. Behrenbruch is included above under "Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management —
Directors."
Darren Smith* has served as our Group Chief Financial Officer since August 2022. Previously, he was Global Chief
Financial Officer and Company Secretary at Sirtex Medical Ltd from June 2008 to March 2019, and Chief Financial Officer of Waverley Council from April 2019 to August 2021. Mr. Smith has over 20 years of experience in executive finance and general management experience across a broad range of industries, including life-sciences, for publicly listed, private, international, and Australian government organizations. Mr. Smith holds a Master of Business Administration (MBA) from the University of New South Wales in Australia and a Bachelor of Business (Accounting) from Western Sydney University.
He has been a Fellow Certified Practicing Accountant for 20 years.
David Cade* has served as our Group Chief Medical Officer since January 2024. Prior to transitioning to this role, he was the Chief Executive Officer of our Asia Pacific operations from May 2021 to December 2023 and our Chief Business
Officer and Head of Investor Relations from October 2019 to April 2021. Previously, he served as Chief Medical Officer at
Sirtex Medical Limited from January 2007 to September 2017 and Chief Medical Officer at Cochlear Limited from October
2017 to September 2019. Dr. Cade received a Bachelor of Medicine and Bachelor of Surgery (MBBS) from Monash
Medical School and a Master of Business Administration (MBA) from Melbourne Business School and ESADE Business and Law School Barcelona. He is also a Graduate of the Australian Institute of Company Directors.
Darren Patti* was appointed as our Group Chief Operating Officer in March 2024. Prior to transitioning to this role, he was the Chief Operating Officer and General Manager of our Americas operations from March 2021 to March 2024.
Previously, he served as Vice President of Operations at Sofie Biosciences Inc. from November 2019 to March 2021, and, preceding this role, he served in numerous other leadership capacities over his 15 year tenure at Sofie, including managing high capacity PET manufacturing facilities and directing regional operations over multiple PET manufacturing locations. Prior to joining Sofie, he worked in brachytherapy manufacturing with a small startup which was eventually acquired by CR Bard. Dr. Patti has over 20 years of experience in radiopharmaceutical and device manufacturing with expertise in network management and operations, including new radiopharmaceutical manufacturing, implementation
1 Ms. Moran-Adams and Ms. Crowe are advisors to the GET.

and compliance. Dr. Patti holds a Doctor of Pharmacy (Pharm.D.) from the University of Illinois at Chicago and a Bachelor of Arts from Southern Illinois University at Carbondale. He is also an Authorized Nuclear Pharmacist and is a licensed pharmacist in multiple states within the U.S.
Kevin Richardson serves as our Chief Executive Officer, Telix Precision Medicine.  Mr. Richardson leads the development of the Company’s diagnostics, global marketing and commercial operations in the U.S. and Canada. He has more than 25 years’ experience in the healthcare industry, including seven years focused in sales, marketing and business operations in the radiopharmaceutical segment. Immediately prior to joining Telix, Mr. Richardson was the Chief Operating Officer of
UroShape Medical, a technology company which has developed and successfully commercialized a medical device for a large, undertreated segment in the women’s health market. Prior to this, he spent seven years in the Americas division of
Sirtex Medical Ltd.
Mary Jessel serves as our Group Chief of Clinical Affairs. Dr. Jessel has over 15 years of pharmaceutical, biotechnology and drug development experience and has proven expertise in building effective Medical Affairs infrastructure, launch and product lifecycle strategies. She is passionate about innovation that improves unmet medical need and enhancing the accessibility and comprehensibility of complex medical and scientific information. Dr. Jessel has led successful product launches at Ionis Pharmaceuticals and Akcea, drug development at Alcamena Stem Cell Therapeutics, and drug development research at the University of California, San Francisco in leukodystrophies. She holds a PhD in
Neuroscience from the University of Michigan and a MBA from Portland State University.
Richard Valeix serves as our Chief Executive Officer, Telix Therapeutics. Mr. Valeix leads the Company’s therapeutic pipeline commercialization and business development. He has more than 20 years of pharmaceutical industry experience, including radiopharmaceuticals, gained in senior executive leadership roles across a broad range of therapeutic product areas. Previously, Richard worked at Advanced Accelerator Applications (AAA), a Novartis Company
(from January 2014 to April 2021) where he served in the roles of General Manager for France, Switzerland, Belgium,
Netherlands and Luxembourg, and Global Head of Marketing and Sales.
Raphaël Ortiz serves as our Chief Executive Officer, Telix International. Mr. Ortiz leads the “rest of world” commercial operations for Europe, Middle East and Africa (EMEA), Asia Pacific (APAC) and Latin America regions. He joined Telix with more than 20 years of pharmaceutical industry experience in a variety of roles, including in finance, business development, marketing and sales, as well as general management in Europe, Latin America and Asia. Prior to joining
Telix, he worked at Advanced Accelerator Applications, a Novartis Company, and most recently in the role of Asia-Pacific
Cluster Head, setting up the radioligand therapy operations in the region.
Lena Moran-Adams serves as our Group General Counsel.1 Ms. Moran-Adams has over 25 years’ experience driving proactive, results driven legal and compliance solutions worldwide, including more than 20 years’ experience in the pharmaceutical industry in various country, regional and global leadership roles. Prior to joining Telix, Ms Moran-Adams was the Head of Legal and Business Conduct, Intercontinental at Gilead Sciences and a Global Head of Legal at Novartis.
She is admitted to the bar and entitled to practice law in Australia, the United Kingdom and in New York.
Meredith Crowe serves as our Senior Vice President, People & Culture.1 Ms. Crowe has been with Telix since October
2021 and has more than 10 years experience driving people strategy in health and biotech, most recently in organizational development at the Peter MacCallum Cancer Centre. Ms. Crowe holds a Masters of Design from Victoria
University and is an IECL Certified Executive Coach.
Company Secretary
Genevieve Ryan has served as our Company Secretary since December 2022. Ms. Ryan has over 20 years’ experience in legal and governance roles, including with ASX-200 companies. Previously, she was General Counsel – Governance,
Corporate and Commercial at Orora Limited. Ms. Ryan was also previously Senior Legal Counsel and Alternate Company
Secretary at Australian Pharmaceutical Industries Limited (acquired by Wesfarmers Limited). Ms Ryan began her career as a lawyer with law firm Ashurst. She holds a Bachelor of Laws (Honors) and Bachelor of Science (Honors). Ms Ryan is a
fellow of the Governance Institute of Australia and a graduate member of the Australian Institute of Company Directors.
1.Family relationships
There are no family relationships among any of our executive officers and our directors.
2.Arrangements for election of Directors and members of Management
There are no contracts or other arrangements pursuant to which directors have been or must be selected.

Executive KMP employment
All Executive KMP are employed on ongoing, permanent contracts and have notice period and cascading non-compete and non-solicit clauses in their employment agreements. The maximum non-compete and non-solicit period is detailed below with cascading time periods applicable to the MD & CEO and CFO:

Role	Notice period	Non-compete and non-solicit	Restricted area
Dr. Behrenbruch (MD & CEO)	6 months	6 months	Australia/United Kingdom/European Union or U.S.; Victoria; Melbourne
Mr. Smith (CFO)	4 months	6 months	Australia; Victoria; Melbourne
Dr. Cade (CMO)	4 months	6 months	Australia; Melbourne
Dr. Patti (COO)	4 months	6 months	U.S.; Australia, United Kingdom and European Union; states, provinces or territories within U.S.
Employment may be terminated by either party on the provision of notice in the minimum period stated above. In the event of termination for cause, Telix may terminate an Executive KMP’s employment immediately without notice.
B.Compensation
2.Executive KMP remuneration approach
2.1. Remuneration principles
Telix's remuneration principles are designed to:

Attract, motivate and retain talent in Telix's operating markets	Reward company performance and execution of Telix's strategy	Align the interests of employees with shareholders	Be simple and transparent

2.2. Overview of remuneration elements

	Total Fixed Remuneration ("TFR")	Short Term Variable Remuneration ("STVR")	Long Term Variable Remuneration ("LTVR")
Purpose	Attract and retain global talent capable of leading and delivering Telix’s strategy.	Reward achievement of annual corporate and business unit ("BU") objectives aligned to the delivery of Telix’s strategy.	Align remuneration with shareholder outcomes, rewarding achievement of long- term sustainable performance and shareholder value creation.
Principles	Target 80-120% of the market median (see Peer Group below) considering experience and capability.	Reward achievement against annual corporate objectives	Rewards achievement of long term financial and product milestones. Use of notional exercise price delivers value with share price growth.
Composition and delivery	Base salary and pension contributions paid over the year, and packaged benefits.[1]	Annual performance incentive delivered as: •50% cash (approx. February the following year), and •50% deferred share rights ("STVR SRs") which vest approx. 12 months after the cash payment.
Performance Share Appreciation Rights
("PSARs") subject to achievement of 3-
year performance and vesting conditions,
as well as a service requirement.
Stretch target set (maximum 150% of
target).
Vesting approx. 2 months after the end of
the performance period with 2-year
exercise period.

Peer Group
Global listed companies in the health care sector with a focus on the biotechnology and pharmaceutical and health care supply industries. Companies are chosen based on market capitalization and revenue with Telix positioned near the median.

TTR	Total Target Remuneration ("TTR") being the sum of TFR, STVR and LTVR.
1 Australian Executive KMP can elect to cap their superannuation at the statutory superannuation maximum and receive the additional 11.5% (January 1 to June 30, 2025) and 12%
(July 1 to December 31, 2025) over the maximum as base salary. Refer to section x for full details in the 2025 statutory remuneration disclosures.
3.2025 Executive KMP remuneration
3.1. Executive summary - 2025 KMP remuneration
3.1.1. 2025 target remuneration
The following table summarizes the 2025 target remuneration packages for Executive KMP effective 1 January 2025, as disclosed in the 2024 Remuneration report:

	Dr. Behrenbruch (MD & CEO)	Mr. Smith (CFO)	Dr. Cade (CMO)	Dr. Patti (COO)
Base salary	A$799,092	A$705,600	A$539,000	US$414,000
TFR	A$892,985	A$788,508	A$602,333	US$434,700
TFR compa ratio[1]	0.85	0.99	0.76	0.82
STVR[2] (% of base salary)	110%	65%	65%	65%
STVR target value	A$879,001	A$458,640	A$350,350	US$269,100
LTVR[2,3] (% of base salary)	150%	100%	100%	100%
LTVR target value	A$1,198,634	A$705,600	A$539,000	US$414,000
TTR	A$2,970,624	A$1,952,748	A$1,491,683	US$1,117,800
TTR compa ratio[1]	0.38	0.52	0.40	0.45
1 Compa ratio is the TFR or TTR for Executive KMP as a proportion of the median (50th percentile) of the 2023 Mercer benchmarking data.
2 2025 variable remuneration as a percentage of base salary increased in line with Mercer's 2023 recommendation.
3 LTVR maximum opportunity is 150% of target (subject to achievement of the stretch financial performance condition).

3.1.2. 2025 remuneration delivery
3.1.3. 2025 target remuneration mix
The annualized remuneration elements at target for Executive KMP are as follows, noting that the TFR proportion is lower for the COO role as it is performed in the U.S. where pensions are paid at a lower proportion than in Australia, where the
CFO and CMO are based:
3.2. 2025 Executive KMP remuneration framework
3.2.1. Total fixed remuneration ("TFR")
TFR incorporates base salary, pension contributions and packaged benefits. Due to regional variations for pensions and packaged benefits, Telix uses base salary to determine STVR and LTVR targets to minimize regional impacts upon Total
Target Remuneration.
The Board’s target approach is to pay TFR within 80-120% of the market median, considering each Executive KMP's experience and capability, and relativity to the market benchmark. The market median used to set 2025 remuneration was based on a peer group of 40 companies (peer group) as part of the Mercer 2023 benchmarking review and recommendation.
Executive TFR is set on appointment and reviewed annually in line with Telix’s performance review cycle and is subject to
Board approval.
Executive KMP receive TFR (base salary, pension contributions and packaged benefits) in equal cash installments paid over the year. Australian Executive KMP can elect to cap their pension (superannuation) at the statutory superannuation maximum and receive any additional amount over the maximum as base salary.
Fixed pay effective January 1, 2025 was disclosed in the 2024 Remuneration report and was aligned with Mercer's 2023 recommendation and the Board’s principles for Executive Remuneration. For 2025, TFR reflected 76-99% of the market median (50th percentile) of the 2023 peer group.

3.2.2. Overview of variable remuneration
Variable remuneration includes STVR and LTVR. Both elements have an equity component which is subject to the following terms:

Feature	Summary of terms common to STVR and LTVR Equity
Treatment of vested equity after departure
The Board will automatically exercise vested unrestricted STVR Share Rights ("STVR
SRs") and PSARs into American Depository Shares ("ADSs") or shares for departed
Executive KMP who retain their STVR SRs or PSARs after exit. This will generally occur within 90 days of equity becoming unrestricted.

Securities Dealing Policy	Testing and vesting is completed in accordance with the policy. All Executives must operate within local requirements and the Securities Dealing Policy.
Equity Incentive Plan rules	STVR SRs and PSARs are granted in accordance with the Equity Incentive Plan rules (approved by shareholders at the 2024 AGM).
Equity grants to the MD & CEO	Any equity grant to the MD & CEO is subject to shareholder approval.
Dividend and voting rights	Unvested and vested but unexercised STVR SRs and PSARs have no dividend or voting rights and are held subject to Telix’s Securities Dealing Policy.
Other activities	Treatment of STVR and LTVR equity is subject to Board discretion in the case of other events, such as (but not limited to) a change of control.
Equity holding
Based on the Executive KMP’s location:
•U.S. Executives receive equity based on USD values on the Nasdaq (that vests into ADSs)
•Executives in all other locations receive equity converted to A$ and on the ASX that vests into ASX:TLX shares

3.2.3. Short Term Variable Remuneration ("STVR")
STVR is designed to reward achievement of annual corporate objectives aligned to the delivery of Telix’s strategy.

Feature	Summary of 2025 STVR terms
Performance period	January 1 to December 31, 2025
Delivery
Cash: 50% (paid in approx. February 2026), and
Equity: 50% granted in STVR SRs after the 2025 full year results announcement and restricted for approximately 12 months from the cash payment (the restricted period).[1]

Equity exercise price and vesting
STVR SRs have a nil exercise price and at vesting treatment is based on the Executive's location:
•U.S STVR SRs are automatically vested into ADSs at the end of the restricted period
•All other locations STVR SRs vest with a two-year exercise period.

Performance measures
Corporate Objectives, including financial and non-financial measures that maintain focus on underlying value creation within business operations, together with objectives relevant to each executive’s BU (except for MD & CEO).

Corporate objectives	Financial: Revenue Earnings Cost control Strategic	Dr. Behrenbruch 40% 15% 15% 30%	Mr. Smith 20% 7.5% 7.5% 15%	Dr. Cade 20% 7.5% 7.5% 15%	Dr. Patti 20% 7.5% 7.5% 15%
BU objectives		-	50%	50%	50%
Modifiers
The Board has the discretion to apply modifiers to either increase or decrease the STVR outcome based upon non-corporate objective obligations: contribution to good corporate governance, company values and market engagement, and driving a performance culture throughout the organization.

STVR SRs calculations
The number of STVR SRs Executive KMP receive is determined as 50% of their total STVR outcome, divided by the allocation value being the Volume Weighted Average Price (VWAP) for the 5 trading days after the release of the 2025 full year results.

General treatment to cash component on termination	Where employment is terminated for any reason prior to the payment date, the cash component is forfeited.

Feature	Summary of 2025 STVR terms
General treatment to Equity component on termination (the Board retains discretion to determine a different treatment)	Termination for cause during the performance or restricted period	Forfeited.
	Other circumstances such as death, disability, retirement, redundancy, mutually agreed separation or resignation	Where an Executive's employment is terminated •during the performance period: forfeited •during the restricted period: retained.
Reporting	See section 3.3.1 for 2025 overall outcomes. The 2026 AGM NOM will set out the MD & CEO allocation value and number of STVR SRs to be granted, subject to shareholder approval.
1 In certain circumstances the Board may determine that participants receive a cash equivalent value of the vested element after testing.
3.2.4. Long Term Variable Remuneration ("LTVR")
LTVR aligns Executive KMP remuneration with shareholder interests and outcomes, rewarding achievement of long-term, sustainable performance and shareholder value creation.

Feature	Summary of 2025 LTVR terms
Performance period	Cumulative three-year period: January 1, 2025 to December 31, 2027
Delivery
Performance Share Appreciation Rights (PSARs) provide the right to acquire Telix shares or
ADSs equal in value to the gain above the notional 'exercise' price, subject to the satisfaction of performance conditions set by the Board, and terms and conditions that apply over the
Performance Period. PSARs are granted based on Executive location:

	U.S. in US$ on the Nasdaq; PSARs will vest and upon exercise convert into ADSs	Other locations: A$ on the ASX; PSARs will vest and upon exercise convert into shares
Notional exercise price	The volume weighted average price (VWAP) of Telix shares or ADSs over the 20 trading days following the 2024 full year results announcement (February 21 to March 20, 2025):
	U.S.: US$19.99 on the Nasdaq	Other locations: A$28.67 on the ASX
Testing, vesting and exercise
PSAR performance is tested following audited financial results in approx. February 2028. The
Board will determine the number of PSARs that vest (between 0 and 150% based on company achievement against the performance measures)[1]. Following vesting, Executive KMP have a two-year exercise period. The value delivered to Executives is the positive gain between the notional exercise price and the share/ADS price at the time of exercise.

Grant method	Granted at the maximum possible outcome (150% of target). Following testing, PSARs that do not meet the milestones are forfeited and are not subject to retesting.
Performance measures	Performance measure	Vesting outcome
Financial (Adjusted EBITDAR) milestone[2]	Less than US$1,058 million	-
	US$1,058 million	25%
	Greater than US$1,058 million and up to US$1,284 million	Straight line between 25% and 50%
	Greater than US$1,284 million and up to US$1,450 million	Straight line between 50% and 100%
Product milestones	For details regarding the rationale and the strategic significance of the product milestones, refer to section 8.2.5 of the 2024 Remuneration report
Precision Medicine	Marketing authorization of an additional urology imaging asset in the U.S.	Achieved 17% Not achieved 0%
Therapeutics	Interim results from 3 pivotal trials across 3 therapeutic compounds	Achieved 17% Not achieved 0%
TMS	Inclusion of a Telix Manufacturing Solutions (TMS) site in a submission of a new commercial product	Achieved 8% Not achieved 0%
	TMS achieves a break-even profit and loss in any financial year within the period	Achieved 8% Not achieved 0%
LTVR calculations
The number of PSARs each Executive KMP receives is based on the concluded value, being the fair value price (independently determined using a Black Scholes valuation), adjusted for the probability of achievement of the non-market vesting conditions:

	U.S.: on the Nasdaq: US$6.4716 concluded value and US$8.4413 fair value.	Other locations: on the ASX: A$10.7997 concluded value and A$14.0866 fair value

Feature	Summary of 2025 LTVR terms
Equity grant details
2025 LTVR PSARs were granted to all Executive KMP on May 30, 2025 with the exception of the MD & CEO whose grant was made on June 13, 2025 following shareholder approval at the
2025 Annual General Meeting.

General treatment on termination (the Board retains discretion to determine a different treatment)	Departure reason	Treatment
	Termination for cause	Forfeited
	Resignation	Generally a pro-rata retain is calculated on the portion of the first year of the measurement period served, remaining on-foot to the usual testing and vesting date.[3]
Death, disability, retirement, redundancy and mutually agreed separation
Reporting	The 2025 PSARs testing outcomes will be reported in the 2027 Remuneration report, with equity movements advised to the market via ASX disclosure and reported in the 2028 Remuneration report.
1 In certain circumstances the Board may determine that participants receive a cash equivalent value of the vested element after testing.
2 Refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS for definition of these non-IFRS measures
3 See section 4.1.4 for changes to the pro rata calculation applicable for PSARs granted on or after January 1, 2026.
3.3. 2025 Executive KMP remuneration outcomes
3.3.1. Short Term Variable Remuneration (STVR) outcomes
Following the objectives, weightings and targets set for STVR performance at the commencement of the financial year, the Corporate Objectives outcomes for 2025 are as follows:

Objective (Target %)	Details	Outcome	% STVR achieved
Financial: Revenue augmentation and diversification (40%)	The 2025 Corporate Objectives were set prior to the acquisition of RLS, and as a result, RLS revenue is not included in either the target or actual revenue achievement disclosed in the STVR outcomes. Telix achieved revenue of US$631 million in 2025, excluding RLS. This outcome exceeded the 2024 result by 22% and was very close to the revenue target (in $) for 2025, but diversification targets were not achieved for 2025.	Below target	20%
Financial: 1)Earnings (15%); and 2)Cost control (15%)	1)EBITDAR: Telix achieved an Earnings Before Interest, Tax, Depreciation, Amortization and Research and Development (EBITDAR) of US$200 million in 2025, below target. 2)Cost control: Telix invested US$171 million in Product Development, in line with plan. The circumstances that contributed to not meeting the revenue target also affected the ability to meet the EBITDAR target, which was not met. Research and development investment was aligned with our strategy to deliver our late stage pipeline and includes Zircaix inventory value (US$14 million) in preparation for launch activities.	Below target	15%
Non-financial: compliance (30%)	Substantial progress was made towards compliance requirements aligned to the Nasdaq listing. On target performance was achieved for a number of elements, but one was only partially achieved.	Below target	25%
Total			60%
Executive KMP STVR is determined by achievement against the Corporate Objectives, and the Business Unit Objectives
relevant to their position. The following details are provided for Other Executive KMP and performance against their
Business Unit objectives in 2025:

Executive	Business Unit Performance summary	Outcome	% achieved
			Business Unit (of 100%)	Total (Corporate & BU)
Mr. Smith (CFO)	Global services: progress made for commercial launch readiness of Zircaix and Pixclara and RLS services teams integrated into Global Services. Substantial progress on SOX compliance, strategic procurement capability in place, but uplift continues into 2026.	Below target	65.00%	62.50%
Dr. Cade (CMO)	Equal measure between the business unit outcomes for both Precision Medicine and Therapeutics. Therapeutics: significant progress has been made across the therapeutic portfolio, however some milestones have experienced delays into 2026. Precision Medicine: achieved Illuccix registration in multiple EU countries, US approval of Gozellix, and filing completed in China. Pixclara and Zircaix received complete response letters (CRLs) from the FDA, which impacted market authorization timelines.	Below target	67.50%	63.75%
Dr. Patti (COO)	Telix Manufacturing Solutions: significant progress towards reliable clinical dose delivery for late-stage therapies. High on-time delivery for Illuccix and Gozellix. Some delays seen in Therapeutic dose delivery and technology transfers. Significant progress on product quality and Environment, Health and Safety (EHS).	Below target	70.00%	65.00%
In 2025 the Board assessed the STVR Corporate Objectives and Business Unit scorecards as well as the modifiers as detailed in section 3.2.3. Following this assessment, the Board decided not to apply any discretion or modifier to any
Executive KMP STVR outcomes:

Executive	Target	Awarded			Performance against target
		Total	Cash	STVR SRs	Achieved	Forfeited
Dr. Behrenbruch (MD & CEO)	A$879,001	A$527,401	A$263,700	A$263,700	60.00%	40.00%
Mr. Smith (CFO)	A$458,640	A$286,650	A$143,325	A$143,325	62.50%	37.50%
Dr. Cade (CMO)	A$350,350	A$223,348	A$111,674	A$111,674	63.75%	36.25%
Dr. Patti (COO)	US$269,100	US$174,915	US$87,457	US$87,457	65.00%	35.00%
3.3.2.  Long Term Variable Remuneration (LTVR) outcomes
All Executive KMP held unvested 2023 PSARs as at December 31, 2025. The outcomes achieved are as follows:

Measure	Target	Performance Period Result (January 1, 2023 to December 31, 2025)	Weight at target	% vesting
Adjusted EBITDAR (Earnings before interest, tax, depreciation, amortization and research and development costs)	Threshold: A$227 million Target: A$332 million Stretch: A$403 million	Over the three-year cumulative period, Telix achieved the stretch target with an adjusted EBITDAR of A$760 million, based on: 2023: A$181 million 2024: A$285 million 2025: A$294 million	Threshold 25% Target 50% Stretch 100%	100%
ProstACT Global Phase III interim read- out completed	Achieve milestone	Significant progress has been made toward this target; however, the milestone was not met by the end of the performance period, December 31, 2025.	25%	Nil

Measure	Target	Performance Period Result (January 1, 2023 to December 31, 2025)	Weight at target	% vesting
Pre-pivotal trial (pre- IND) meeting completed with a major regulator for one of Telix’s rare disease therapy programs	Achieve milestone	The pre-pivotal trial (pre-IND) meeting was completed during the performance period for TLX-101, one of Telix's rare disease therapy programs.	25%	25%
Overall vesting				125%
No discretion was applied by the Board to either alter the product milestones or adjust the vesting outcomes, the results were endorsed as realized at the testing date (December 31, 2025).
The 2023 PSARs will vest in March 2026, following the audited results release and aligned with the Securities Dealing
Policy. The outcome and equity movements for each Executive KMP will be reported in the 2026 Remuneration report.
3.3.3. 2025 equity disclosures
Telix grants equity for retention and alignment of Executive KMP and shareholder interests. During 2025 Executives received 2025 LTVR PSARs under the Equity Incentive plan (see sections 3.2.4 and 6.3).
The following equity vested to Executive KMP during 2025:

Equity type	Grant date	Executive KMP	Grant details		Vesting details		Exercise details
			Type	# units	Date	Exercise price	Date	Resultant shares	Value exercised
Talent equity[1]	05-Apr-22	COO	Rights	15,000	24-Apr-25	A$0.00	05-May-25	45,000	A$1,274,400
	15-Jun-23			15,000
	26-Aug-24			15,000
2022 PSARs	05-Apr-22	MD & CEO	PSARs	139,672	06-Mar-25	A$4.95	n/a	n/a	-
		CMO		78,189			n/a	n/a	-
		COO		15,826			n/a	n/a	-
2022 PSARs	24-Oct-22	CFO	PSARs	77,912		A$6.15	n/a	n/a	-
2021 options	21-Jul-21	COO	Options	100,708	28-Oct-22	A$5.37	10-Mar-25	100,000	A$2,254,000
1. Refer to section 2.4 of the 2024 Remuneration report regarding Talent equity granted to Dr. Patti prior to his appointment to an Executive KMP position.
The following equity was exercised by Executive KMP in 2025:
•As detailed above, Dr. Patti's talent equity was auto-exercised at vesting aligned to the terms of the offer. In addition, Dr. Patti exercised 100,000 options at an exercise price of A$5.37.
•On November 5, 2025, Dr. Behrenbruch exercised 100,708 TLXO009 options with an exercise price of A$4.95.
These options vested on October 28, 2022 as detailed in section 12.2.2 and the ASX/SEC disclosure dated
November 7, 2025. Dr. Behrenbruch paid the exercise cost of $441,101 to receive the resultant 100,708 shares.
3.3.4. Equity held by Executive KMP during 2025
The following plans remain in the performance (restricted) period as at December 31, 2025 for current Executive KMP:

Equity type	Grant	Restricted period	Vesting date	Performance conditions	Exercise price
Performance rights[1]	19-Jul-21	19-Jul-21 to 18-Jul-26	18-Jul-26	Achievement of cumulative APAC revenue target within the restricted period	A$0.00
PSARs (2023 LTVR & LTI)	02-May-23; 24-May-23	01-Jan-23 to 31-Dec-25	31-Dec-25	Adjusted EBITDAR and product milestones. Refer section 3.3.2	A$6.90

Equity type	Grant	Restricted period	Vesting date	Performance conditions	Exercise price
Talent equity[2]	31-Oct-23	01-Nov-23 to 31-Dec-26	31-Dec-26	Continued employment and high performance to drive Telix's success	A$0.00
		01-Nov-23 to 31-Dec-27	31-Dec-27		A$0.00
PSIRs	08-Mar-24	01-Jan-24 to 31-Dec-26	31-Dec-26	Adjusted EBITDAR and Revenue Refer section 5.4.2 of the 2024 Remuneration report	A$0.00
		01-Jan-24 to 31-Dec-27	31-Dec-27	Product milestone Refer section 5.4.2 of the 2024 Remuneration report	A$0.00
PSARs (2024 LTVR & LTI)	21-Mar-24; 22-May-24	01-Jan-24 to 31-Dec-26	Thursday, December 31, 2026	Adjusted EBITDAR and product milestones. Refer section 5.3.1 of the 2024 Remuneration report	A$11.94
PSARs (2025 LTVR)	30-May-25	01-Jan-25 to 31-Dec-27	Friday, December 31, 2027	Adjusted EBITDAR and product milestones. Refer section 3.2.4	Non-US KMP on ASX: A$28.67 U.S. KMP on Nasdaq: US$19.99
1  Granted to Dr. Cade in his pre-KMP role as CEO, APAC.
2  Granted to Dr. Patti in his pre-KMP role as COO, Americas, refer to 2024 Remuneration report for full details.
3.3.5. 2025 realized remuneration
The following voluntary disclosure is made on a non-IFRS basis.
Please refer to statutory remuneration disclosures in section 3.5.

Executive KMP	TFR	STVR	Equity	Total
Dr. Behrenbruch (MD & CEO)	A$892,985	A$527,401	A$430,959	A$1,851,345
Mr. Smith (CFO)	A$788,508	A$286,650	A$380,541	A$1,455,699
Dr. Cade (CMO)	A$602,333	A$223,348	A$362,464	A$1,188,145
Dr. Patti (COO)	US$434,700	US$174,915	US$78,226	US$687,841
Disclosures are based on the following assumptions:
•TFR: contractual base salary plus superannuation for Australian Executives and 401k pension contributions for
U.S. Executives
•STVR: total STVR (cash and equity components) for the 2025 performance year, as detailed in section 3.3.1. This includes both the amount paid in cash in February 2026 and the amount paid in STVR SRs that are deferred to approximately February 2027.
•Equity: the number of vested 2023 PSARs multiplied by the appreciation per PSAR - being A$11.20 (the closing share price on December 31, 2025), less the exercise price of A$6.90. For Dr. Patti, his equity value in A$ has been converted to US$ to determine the total based on the 12 month average exchange rate for the year.
3.4. 2025 Executive KMP remuneration alignment to shareholder wealth
In line with Telix’s remuneration principles and philosophy, performance measures are chosen to align Executive
KMP and shareholder interests and ensure variable remuneration is contingent on outcomes that grow and protect long-term shareholder value.
Telix’s financial performance for 2021 to 2025 is summarized below, noting that Telix has retrospectively changed its presentation currency from Australian Dollars to United States Dollars (USD or US$). Refer to

Type	Measure	2025	2024	2023	2022	2021
Short-term measures	Revenue from contracts with customers ($'000)	803,794	516,551	332,978	111,219	5,708
	Net cash (used in)/ from operating activities ($'000)	(17,293)	27,490	14,273	(44,440)	(44,579)
Long-term measures (non- IFRS measures)	Adjusted EBITRD ($’000)[1]	180,017	183,772	116,654	2,627	(26,766)
	Adjusted EBITDAR ($'000)[2]	201,523	188,623	121,139	6,365	(22,879)
Other measures	(Loss)/profit before income tax ($'000)	(5,266)	37,915	2,594	(68,513)	(60,461)
	Basic (loss)/earnings per share (cents)	(2.1)	10.2	1.3	(23.3)	(21.4)
	Net tangible assets per share ($)	(1.00)	0.1600	0.0239	0.0224	(0.1451)
	Dividend per share ($)	-	-	-	-	-
	Closing share price – ASX:TLX ($)	A$11.20	A$24.61	A$10.08	A$7.27	A$7.75
	Increase/(decrease): ASX share price (%)	(54)	144	39	(6)	105
	Closing ADR/ADS price – Nasdaq:TLX (US$)	US$7.49	US$15.40	n/a	n/a	n/a
	Increase/(decrease): Nasdaq ADS price (%)	(51)	n/a	n/a	n/a	n/a
	Market capitalization (US$'000)	2,537,440	5,154,757	2,169,352	1,558,123	1,603,079
1. Adjusted EBITRD (Earnings Before Interest, Taxes and R&D expense) on a 3-year cumulative basis is the 2022 LTVR financial metric.
2. Adjusted EBITDAR (Earnings Before Interest, Taxes, Depreciation and Amortization and R&D expense) is the LTVR financial metric from 2023 onwards.
1 Remuneration includes movement in annual leave and long service leave provisions during the year.
2 Mr. Smith participated in the 2025 Australian ESPP and received a discount of $2,352 on shares acquired related to salary sacrifice in the period April to May 2025, allocated in September 2025.  This discount is reflected in the assessed fair value of the ESPP rights and disclosed in the Share-based payment column above.
3 Dr. Patti was appointed as Group Chief Operating Officer on March 11, 2024. His remuneration in 2024 is reported to include all amounts associated with his role as KMP from March 11, 2024.
4 Mr. Valeix moved to the non-KMP role of CEO, Telix Therapeutics, and ceased as KMP on August 18, 2024. His 2024 remuneration is reported to include all amounts associated with his role as KMP up to August 18, 2024. Mr. Valeix was paid in CHF, reported in USD using the respective monthly exchange rates.

3.5. 2025 Executive KMP statutory remuneration
The below table shows details of the remuneration expenses recognized for Executive KMP for 2025 and 2024 prepared in accordance with IFRS and Australian Accounting
Standards.
All numbers have been recast for 2024 and provided in 2025 in US$ using the average exchange rate over the 2025 year.

		Fixed remuneration[1]			Variable remuneration		Termination benefit	Total	Variable remuneration
		Salary	Superannuation /pension	Leave accruals	STVR	Share-based payment
Name	Year	US$	US$	US$	US$	US$	US$	US$	US$	%
Executive KMP
Dr. Behrenbruch	2025	556,718	19,333	(53,987)	169,937	569,657	-	1,261,658	739,594	58.62
	2024	400,134	18,961	3,325	155,983	350,187	-	928,590	506,171	54.51
Mr. Smith[2]	2025	488,989	19,333	35,623	92,363	381,828	-	1,018,135	474,191	46.57
	2024	350,817	18,896	26,345	66,748	341,589	-	804,395	408,337	50.76
Dr. Patti[3]	2025	381,877	9,569	15,508	87,458	354,833	-	849,244	442,291	52.08
	2024	288,000	20,270	-	64,920	236,072	-	609,262	300,992	49.40
Dr. Cade	2025	368,899	19,333	13,898	71,966	71,103	-	545,199	143,069	26.24
	2024	340,573	18,961	21,643	64,894	259,382	-	705,452	324,275	45.97
Former Executive KMP
Mr. Valeix[4]	2025	-	-	-	-	-	-	-	-	-
	2024	255,255	27,885	157	52,314	342,669	-	678,280	394,983	58.23
Total	2025	1,796,483	67,568	11,042	421,724	1,377,421	-	3,674,236	1,799,145	48.97
	2024	1,634,779	104,973	51,470	404,859	1,529,899	-	3,725,979	1,934,758	51.93

4. 2026 Executive KMP remuneration
Telix's headcount, revenue and market capitalization in early 2025 were significantly higher than the data used by the prior Mercer benchmarking prepared in 2023.
Recognizing Telix's growth and development since the 2023 data was provided, in 2025 the Board engaged Mercer to provide current remuneration benchmarking data for Executive KMP. A global peer group of 40 companies was established with Telix positioned near the median for metrics such as market capitalization and revenue, based on 6 month average data to June 30, 2025. Given the changes in Telix’s share price during the year, updated data as to Telix’s positioning in the peer groups, as at the end of October 2025, was also obtained.
The June 30 data indicated that current executive KMP remuneration was significantly below the benchmark median.
Executive KMP remuneration remained below the market midpoint, with both TFR and TTR midpoints increasing from the
2023 to 2025 benchmarking data. This movement resulted in further decreased compa ratios for remuneration going into
2026 (based on June 2025 data) compared with those in 2025 (based on the 2023 data).
The October 2025 data also confirmed that remuneration remained below Telix’s then position in the global peer group.
4.1. 2026 Executive KMP remuneration framework
4.1.1. Approach in 2026
Having regard to the shareholder experience in 2025, the Board decided not to make any material changes to KMP remuneration for 2026, other than as mentioned below.
The Board decided to apply the average Telix employee market adjustment of 3.5% to the base salaries of Executive
KMP (including the CEO), with the exception of Dr. Patti who received a 15% uplift. This is in recognition of the significant increase in position scope of his Group COO role to include radiopharmacy site and distribution network management
(including responsibility for approximately 500 additional employees) as a result of the RLS acquisition.
See section 4.2 for 2026 remuneration at target for Telix's Executive KMP.
4.1.2. 2026 remuneration delivery
No changes will be made in the delivery of remuneration to Executive KMP in 2026. Despite the positioning against the benchmarking data outlined above, the Board determined that no changes would be made to STVR and LTVR opportunity levels for 2026.
2026
2027
2028
2029
2030
2031
TFR
Equal monthly or 2
weekly installments
Performance
period
STVR
Deferral period
Cash (50%)
Equity (50%)
LTVR
Performance period
Exercise period
Performance testing
Payment / vesting

4.1.3. Short Term Variable Remuneration (STVR)
To promote alignment across the organization, in 2026 we are returning to having the same set of measures for STVR for all GET members, consisting of corporate financial objectives (40%) and shared business unit objectives (60%). This is a move away from the 2025 approach of individual business unit objectives assigned to each Executive KMP (excluding the MD & CEO).
As a result, from January 1, 2026, STVR outcomes for all Executive KMP (including the MD & CEO) will be measured based on achievement of a single Corporate objective scorecard comprising:
•Global revenue augmentation and diversification (20%),
•EBITDAR earnings target (10%),
•Product development (10%), and
•Business Unit priorities of 60%, split equally between Precision Medicine, Therapeutics, TMS and the
International Business
The Business Unit priorities are:
•Precision Medicine: a combination of revenue diversification and Px program milestones
•Therapeutics: patient enrollment into clinical trials, achieving trial approvals from regulators and data readouts
•TMS: effective delivery of Telix doses and commercial products, build R&D capability and increase capabilities across global sites
•International Business: ex-U.S./Canada revenue and market share targets and trial registration, lodgment of approvals and commercial availability of products within EMEA
The Board will continue to consider modifiers based on non-corporate objective obligations of Executive KMP as detailed in section 3.2.3.
4.1.4. Long Term Variable Remuneration
The 2026 LTVR will replicate the 2025 approach as detailed in section 3.2.4, with elements included below where the terms differ:

Feature	Summary of 2026 LTVR terms
Performance period	January 1, 2026 to December 31, 2028
Notional exercise price	The volume weighted average price (VWAP) of Telix shares or ADSs over the 20 trading days following the 2025 full year results announcement (February 23 to March 20, 2026).
Testing, vesting and exercise
PSAR performance will be tested following the audited financial results in March 2029. The
Board will determine the number of PSARs that vest (between 0 and 150% based on the performance measures)[1]. Following vesting, Executive KMP have a two-year exercise period for the vested PSARs. The value received to Executives is the positive gain between the notional exercise price and the share/ADS price at the time of exercise.

Grant method
Granted at the maximum possible outcome (150%), where the stretch financial target is achieved alongside all product milestones. Following testing, PSARs are forfeited that don’t meet the milestones and are not subject to retesting.

Performance measure	Performance measure	Vesting outcome
Financial (Adjusted EBITDAR) milestones	Less than US$1,365 million	-
	US$1,365 million	25%
	Greater than US$1,365 million and up to US$1,837 million	Straight line between 25 and 50%
	Greater than $1,837 million and up to US$2,042 million	Straight line between 50 and 100%
Product milestones

Feature	Summary of 2026 LTVR terms
Precision Medicine (Px)	Gain FDA approval for a sNDA or a NDA of a new asset or indication expansion of a PSMA targeting imaging agent.	If achieved 12% If not achieved 0%
	Submit for a non-prostate indication expansion (metatastic) in the Precision Medicine business unit	If achieved 4% If not achieved 0%
Therapeutics (Tx)	Submit a marketing authorization for a TLX therapeutic product in a commercially relevant jurisdiction	If achieved 15% If not achieved 0%
	Run an EAP/NPP with government financial support, of one Tx asset in a relevant jurisdiction	If achieved 2% If not achieved 0%
Telix Manufacturing Solutions (TMS)	Have at least five RLS sites manufacturing a commercial Telix Px imaging agent.	If achieved 6% If not achieved 0%
	Delivery of at least four Tx drug product production lines within the US market capable of Phase 3/commercial production	If achieved 6% If not achieved 0%
	Delivery of at least one commercial ready therapeutic isotope supply chain	If achieved 5% If not achieved 0%
Equity grant details	2026 LTVR PSARs will be granted at stretch target (150% outcome) to all Executive KMP, with the MD & CEO grant made after shareholder approval at the 2026 Annual General Meeting.
Treatment on termination (the Board retains discretion to determine a different treatment)	Departure reason	Treatment
	Termination for cause	Forfeited
Resignation
Generally the number of PSARs retained is
calculated on a pro rata basis with the
remaining PSARs staying on foot to the usual
testing and vesting date. The pro rata
calculation and % retained is as follows:
•Up to 12 months: 0%
•12 months and less than 24 months:
25%
•24 months and less than 36 months:
50%
•Full three-year period: 100% retained

	Death, disability, retirement, redundancy and mutually agreed separation	A pro-rata portion of the unvested PSARs based on the number of days between the beginning of the Performance Period and the exit date will remain on foot to the usual testing and vesting date.
Reporting	The 2026 PSARs testing outcomes will be reported in the 2028 Remuneration report, with equity movements advised to the market via ASX disclosure and reported in the 2029 Remuneration report.
1 In certain circumstances the Board may determine that participants receive a cash equivalent value of the vested element after testing.

Additional information on 2026 LTVR performance measures

Measure	Rationale and strategic significance	Calculation	Measure type
Adjusted EBITDAR	Demonstrates Telix’s underlying performance before non-operating expenditure, finance costs, depreciation and amortization, taxation expense and research and development activities.	Refer to Alternative performance measures	Financial
Precision Medicine (Px)	Expansion of the Telix PSMA franchise and non-prostate indication expansion will increase Telix's opportunity for continued sales growth and strengthened market position.	Either achieved or not achieved milestone (hit/ miss).	Strategic delivery
Therapeutics (Tx)	Regulator engagement with Therapeutic assets such as an EAP/NPP and marketing authorization submission shows key progress of Telix's Therapeutic assets.
TMS
Supply and qualification of both Precision Medicine and Therapeutic production capabilities within RLS demonstrates successful expansion, and the maturation of TMS sites aligning with projected commercial needs.

Targets
The Board sets targets at the outset of each performance period. Targets are set to be sufficiently challenging for Executive KMP and deliver appropriate returns for shareholders. The product milestones  reflect Telix’s strategy and focus on the Px, Tx and TMS business units. Including these measures for Executive KMP ensures a cohesive approach across the Executive team, towards sustainable company and shareholder long term value.

4.2. 2026 Executive KMP remuneration at target
Executive KMP remuneration from January 1, 2026 is outlined below. No changes were made to STVR and LTVR opportunity levels.

	Dr. Behrenbruch (MD & CEO)	Mr. Smith (CFO)	Dr. Cade (CMO)	Dr. Patti (COO)
Base salary	A$827,060 (3.5% uplift)	A$730,296 (3.5% uplift)	A$557,865 (3.5% uplift)	US$476,100 (15% uplift)
TFR	A$926,307	A$817,932	A$624,809	US$499,905
TFR compa ratio[1]	0.68	0.85	0.70	0.77
STVR[2] (% of base salary)	110%	65%	65%	65%
STVR target value	A$909,766	A$474,692	A$362,612	US$309,465
LTVR[2,3] (% of base salary)	150%	100%	100%	100%
LTVR target value	A$1,240,590	A$730,296	A$557,865	US$476,100
TTR	A$3,076,664	A$2,022,920	A$1,545,286	US$1,285,470
TTR compa ratio[1]	0.56	0.52	0.42	0.48
1 Compa ratio is the TFR for an Executive KMP as a proportion of the median (50th percentile) of the recent 2025 Mercer benchmarking data.
2 Variable remuneration as a percentage of base salary increased in line with Mercer's recommendation (STVR and LTVR).
3 LTVR maximum opportunity is 150% of target.
5. 2025 NED remuneration
5.1. Remuneration principles
To attract and retain suitably qualified individuals, NED fees are set to reflect the obligations, responsibilities and demands of Telix’s NEDs. They are reviewed periodically by the Board, considering market benchmark data and the financial position of the Group.
As detailed in the 2024 Remuneration report, increases were made to NED remuneration effective January 1, 2025 to align with the 80 to 120% of the market median approach, utilizing the data provided by Mercer in 2023 (not a recommendation). Mercer’s 2023 benchmarking considered 19 ASX listed companies, with Telix positioned towards the median based on the average six-month market capitalization at August 31, 2023.
NEDs receive fees as Directors of Telix and for membership or chairing of some Board Committees. NEDs do not receive any performance-based remuneration. The Chair is not compensated for Committee memberships but is compensated for Committee Chair roles, where applicable.

The most recent NED Share Appreciation Rights ("NED SARs") grant made to Ms. Olson after shareholder approval at the
2022 Annual General Meeting vested on May 19, 2025.
As disclosed in the 2024 Remuneration report, during 2025 the Board introduced:
•A minimum shareholding policy for NEDs to hold equity equivalent to their annual base NED fee within 3 years of appointment or the introduction of the policy in 2025, and
•NED Rights plans for directors to salary sacrifice up to 40% of their base Board fees into Telix equity
There is no retirement benefit scheme (other than statutory superannuation contributions as required for Australian-
based NEDs).
5.2. 2025 NED remuneration
The NED aggregate fee limit of A$1,800,000 was approved by shareholders at the 2025 Annual General Meeting. Total
NED remuneration paid during 2025 was A$744,699, within the fee limit (41.4% of the total).
NED remuneration (inclusive of superannuation or other relevant statutory requirements, as applicable) are as follows:

Board and Committee Fees	Chair	Member
Board	A$360,000	A$180,000
Audit and Risk Committee	A$36,000	A$18,000
People Committee	A$36,000	A$18,000
Non-Australian based NEDs continued to be paid in 2025 in line with the exchange rate at the time of their appointment.
5.2.1. 2025 equity disclosures
The following equity vested to NEDs during 2025:

Equity type	Grant details		Vesting details		Exercise details
	Date	# units	Date	Exercise price	Date	Resultant shares	Value exercised
2022 NED SARs	18-May-22	52,070	18-May-25	A$4.95	n/a	n/a	0
1 Following Shareholder approval, premium-priced unlisted share options were issued to Ms. Olson in 2022. The amounts recorded for share based payments (options) for NEDs reflect the fair value of these options expensed each year over the life of the option.
2 Ms. McDonald joined the Board on March 3, 2025, and her remuneration for 2025 is for the part year worked.
3 Ms. Olson resigned as Chair and Non-Executive Director, effective February 3, 2026. Ms. Olson was paid in USD with an exchange rate as at the date he joined the Board of 0.7527.
4 Mr. McCann retired from the Board on May 21, 2025. His remuneration reported for 2025 is for the part year worked. The non-cash benefit provided related to a retirement gift, funded between the Directors and Telix.
5 No superannuation was applicable for Dr. Kluge in 2024 as he did not provide services in Australia. Ms. Olson has a certificate of coverage, which exempts the Group from paying superannuation.
Dr. Kluge was paid in Euro (€) with an exchange rate as at the date he joined the Board of 0.69326. Dr. Kluge retired from the Board on October 17, 2024, and his remuneration reported for 2024 is for the part year worked

5.3. 2025 NED statutory remuneration
The table below sets out NED remuneration for 2025 and 2024, prepared in accordance with relevant IFRS and Australian Accounting Standards.
All numbers have been restated for 2024 and provided in 2025 in US$ using the average exchange rate over the 2025 year.

		Directors' Fees	Superannuation	Share-based payment[1]	Non-cash benefits	Total	Options
Name	Year	US$	US$	US$	US$	US$	US$	%
NEDs
Ms. McDonald[2]	2025	104,332	12,314	-	-	116,646	-	-
	2024	-	-	-	-	-	-	-
Mr. Nelson	2025	115,898	13,618	-	-	129,516	-	-
	2024	80,164	9,018	-	-	89,182	-	-
Ms. Skinner	2025	134,971	15,864	-	-	150,835	-	-
	2024	92,071	10,357	-	-	102,428	-	-
Former NEDs
Ms. Olson[3]	2025	230,380	-	-	-	230,380	-	-
	2024	97,211	-	37,730	-	134,942	37,730	27.96
Mr. McCann[4]	2025	88,296	9,398	-	19,628	117,322	-	-
	2024	148,465	16,701	-	-	165,166	-	-
Dr. Kluge[5]	2025	-	-	-	-	-	-	-
	2024	68,779	-	-	-	68,779	-	-
Total	2025	673,877	51,194	-	19,628	744,699	-	n/a
	2024	486,690	36,076	37,730	-	560,497	37,730	n/a

5.4. 2026 NED remuneration
As previously disclosed, Telix experienced significant growth in market capitalization, revenue and headcount in
2024 and into 2025. As a result of this significant growth, and similar to the position for Executive KMP, Mercer was also requested to provide updated remuneration benchmarking for the NED group. The same global peer group that was used for Executive KMP was also used for NED benchmarking.
In addition, an ASX peer group was used comprising 20 companies in the health care, communication services, information technology and industrials (production/manufacturing only) sectors, with Telix situated in the middle by market capitalization. Regard was also had to a further group of 14 ASX listed companies, with international operations and NEDs resident overseas.
The benchmarking data indicated that NED Board and Committee fees were generally below benchmark, in some cases significantly so. Having regard to the shareholder experience in 2025, the Board does not presently propose to increase
NED fees for 2026. However, the Board is undertaking a search for internationally experienced directors and if it is necessary to adjust the fees (including through the addition of equity, subject to shareholder approval) in order to attract high calibre directors, an adjustment to fees may be considered.
6. Remuneration governance
6.1 Governance framework
The governance of Telix’s remuneration framework ensures:
•The Board delegates specific responsibilities to the People Committee to provide recommendations to the Board
•Telix’s strategic objectives, corporate governance principles, market practice and stakeholder interests are considered, and
•Achievement of pre-determined financial results and strategic objectives is rewarded through sustainable means.

Roles in the Governance framework
THE BOARD has overall responsibility for oversight of
Telix’s remuneration approach for KMP (NEDs and
Executives), including:
•evaluating performance, determining remuneration
outcomes and succession planning for the MD &
CEO
•determining remuneration outcomes, monitoring
performance and succession planning of NEDs
and Other Executive KMP, and
•approving the Group’s remuneration policies and
practices.

THE PEOPLE COMMITTEE assists the Board in fulfilling its
responsibilities to shareholders and regulators in relation
to the Group’s people and culture, remuneration and
workplace health and safety policies and practices,
including:
•Telix’s remuneration framework and policies,
including Telix’s Equity Incentive Plan rules;
•remuneration arrangements and outcomes for
KMP (NEDs and Other Executive KMP), including
in respect of short term and long term variable
remuneration,
•remuneration related reporting and disclosures.
The People Committee may engage external advisors to
provide information to assist in making remuneration
decisions.

MANAGEMENT provides relevant information and analysis required to support effective decision making, including for remuneration related considerations.
EXTERNAL ADVISORS may be engaged by the People
Committee to provide:
•information to support effective decision making
•an external perspective to assist in analysis with
their expertize for remuneration related matters,
and
•on occasion, to provide remuneration
recommendation/s as defined by section 9B of the
Australian Corporations Act 2001 (Cth).

AUDIT AND RISK COMMITTEE assists the Board with the Group’s risk management framework and risk appetite.
As detailed in sections 4.2 and 5.6, during 2025, Mercer was engaged to provide market benchmarking data for
Executive KMP and NEDs. They provided data only, and did not provide any remuneration recommendations in 2025.
Further information on the Board’s role and Telix’s corporate governance policies (including the Securities Dealing Policy)
is available in Telix’s 2025 Corporate Governance Statement and on Telix’s website at: ir.telixpharma.com/governance/
documents/charters. Telix’s Securities Dealing Policy prohibits hedging or margin lending in respect of Telix securities.

6.2. Malus and clawback
The Board in its sole discretion, may reduce, cancel in full, or seek to clawback any incentive provided to any Executive
KMP, including former Executive KMP, if it determines that at any time the Executive KMP:
•Acted dishonestly (including, but not limited to, misappropriating funds or deliberately concealing a transaction)
•Acted or failed to act in a way that contributed to Telix making a material financial misstatement including where
Telix is required to prepare an 'Accounting Restatement' for the purposes of Telix's Clawback / Dodd-Frank
Compensation Recovery Policy
•Acted or failed to act in a way that contributed to a breach of a significant legal or regulatory requirement
•Acted or failed to act in a way that contributed to Telix incurring significant reputational harm, a significant unexpected financial loss, impairment charge, cost or provision
•Exposed employees, the broader community or environment to excessive risks, including health and safety
•Breached their post-employment restraints (unless otherwise determined by the Board)
•Committed a material breach or non-compliance with Telix’s Code of Conduct and/or any other employee or governance related policies, and/or
•Took excessive material risks or contributed to or may benefit from unacceptable cultures within the Group.
During 2025, the Board exercised no malus or clawback.

6.3. Equity Incentive Plan
The purpose of the EIP is to align employees’ and directors’ interests with shareholders’ interests by providing equity as part of remuneration arrangements.
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

Feature	Details
Eligibility
The Board determines the full-time or part-time employees (including a Director employed in an executive capacity), NEDs, casual employees or
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
Invitation
The Board of Directors may make an invitation to an Eligible Employee to apply for Incentive Securities on such terms and conditions as the board of directors determines from time-to-time, including with relation to the Incentive Securities:
(1)the type and number and/or the method by which the number will be calculated;
(2)the amount (if any) payable for the grant;
(3)any vesting conditions or other conditions;
(4)the procedure for exercising an option or right following vesting;
(5)the determination the board of directors has made at its discretion that vesting of share rights and/or exercise of options (as applicable) will be satisfied through an allocation of shares or by cash payment;
(6)the circumstances in which rights and/or options will lapse, shares allocated under the EIP may be forfeited or an EIP participant’s entitlement may be reduced/extinguished;
(7)how the securities may be treated in the event that an Eligible Employee ceases employment;
(8)any restrictions on dealing shares; and
(9)any other terms and conditions that, in the opinion of our board of directors, are fair and reasonable and not inconsistent with the EIP, and
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

Feature		Details
Options	Exercise price
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

Lapse of share options
Share options will lapse upon the earliest to occur of:
(1)ten years after the date on which the options were allocated to the participant, or any other date nominated as the expiry date of the offer;
(2)the option lapsing in accordance with a provision of the EIP;
(3)failure to meet a vesting condition or any other applicable condition within the vesting period; or
(4)our receipt of a written notice from the participant that the participant has elected to surrender the option.

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
(1)no shareholder approval is required under the listing rules in respect of the director’s participation in the EIP; or
(2)shareholder approval has been obtained for the director’s participation in the EIP to the extent required under the listing rules.

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

Lapse of share rights
The share rights will lapse upon the earliest to occur of:
(1)ten years after the date the rights were allocated to the participant, or any other date nominated as the expiry date in the offer;
(2)the rights lapsing in accordance with a provision of the EIP;
(3)failure to meet a vesting condition or any other applicable condition within the vesting period; or
(4)receipt of a written notice from the participant that the participant has elected to surrender the right.

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
(1)no shareholder approval is required under the listing rules in respect of the director’s participation in the EIP; or
(2)shareholder approval has been obtained for the director’s participation in the EIP to the extent required under the listing rules.

Feature		Details
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

Forfeiture of restricted shares
A restricted share will be forfeited upon the earliest to occur of:
(1)the restricted share being forfeited in accordance with a provision of the EIP;
(2)the failure to meet a vesting condition or other applicable condition within the vesting period; or
(3)our receipt of a written notice from the participant that the participant has elected to surrender the restricted share.

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

Employee Share Purchase Plan Shares ("ESPP Shares")
For Australian participants only, ESPP Shares will be allocated via new issue twice per year: in September and the following March, based on payroll deductions over the calendar year. The September purchase will include salary deductions between January 1 and June 30, and the
March purchase based on salary deductions between July 1 and December 31. These will be held as Restricted Shares under the EIP, until they pass an approximately 18-month restricted period, at which point they will be released to the participant (in an open trading window).
For US participants, please see the section below “U.S. Employee Stock Purchase Plan.”

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
The exceptions are amendments introduced:
(1)for complying or conforming with present or future laws or regulations;
(2)to correct any manifest error or mistake; or
(3)to take into consideration adverse taxation implications in relation to the EIP.
Moreover, the board of directors may waive, amend or replace any vesting condition attaching to an Incentive Security if the board of directors determines that the original vesting condition is no longer appropriate or applicable.

6.4. U.S. Employee Stock Purchase Plan
On December 12, 2024, the Board approved and adopted the Telix Pharmaceuticals (US) Inc. Employee Stock Purchase
Plan Rules ("U.S. ESPP"), subject to shareholder approval. Shareholders subsequently approved the U.S. ESPP on May 21,
2025 at the 2025 AGM.
The material terms of the U.S. ESPP are summarized below.
General
The U.S. ESPP is comprised of two distinct components in order to provide flexibility to grant options to purchase shares under the U.S. ESPP. Specifically, the U.S. ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended
("the Code") referred to as the Section 423 Component, and (2) the grant of options that are not intended to be tax-
qualified under Section 423 of the Code to provide flexibility to achieve tax, securities laws or other objectives, which are referred to as the Non-Section 423 Component. Where permitted under local law and custom, we expect that the Non-
Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423
Component. In order for the Section 423 Component to qualify for U.S. federal tax treatment under Section 423 of the
Code, shareholders must approve the U.S. ESPP within 12 months of adoption by the Board.
Shares Available for Awards; Administration
A total of 1,351,000 ordinary shares are initially reserved for issuance under the U.S. ESPP. The board of directors, or a committee of the board of directors, will be the administrator of the U.S. ESPP, or the Administrator, and has authority to interpret the terms of the U.S. ESPP and determine eligibility of participants. The People Committee is the initial
Administrator of the U.S. ESPP. The ordinary shares purchased under the U.S. ESPP may be authorized but unissued shares or treasury shares, including shares bought on the open market, new issue, recycled, or otherwise acquired for purposes of the U.S. ESPP. The Administrator will have the authority to grant options to purchase ADSs to eligible participants in lieu of ordinary shares.
Eligibility
U.S. employees who have been continuously employed by a participating company within the Group (as determined by the Administrator) for at least six months prior to the enrollment date, and whose customary employment is 20 hours or more per week, are eligible to participate in the U.S. ESPP. However, an employee may not be granted an option to purchase shares under the U.S. ESPP if the employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of Telix shares or shares of any of Telix's subsidiaries.
Offering Periods and Purchase Price
Shares will be offered under the U.S. ESPP during offering periods. Eligible participants will be able to enroll in the U.S.
ESPP during a specified enrollment period each calendar year, with each plan year commencing on January 1 (other than the first plan year for calendar year 2025, which commenced on April 1, 2025). Starting in calendar year 2026,  there will be a series of sequential offering periods, with the first offering period commencing on or around January 1 of each calendar year and ending on or before September 30 of that same year, and with the second offering period commencing on or around July 1 and ending on or before March 15 of the following calendar year. Within each offering period, there will be a six month contribution period, starting on January 1 and July 1 of each calendar year, respectively, within which employee payroll deductions will be collected from participants and accumulated under the plan for the applicable offering period. If permitted by the Administrator to comply with non-U.S. requirements for the Non-423
Component, in lieu of payroll deductions, the Administrator may provide that an eligible employee may elect to participate via cash, check or other means acceptable to the Administrator. Employee contributions will be used to allocate shares (via purchase or new issue of shares) on each exercise date during an offering period. The exercise dates for each offering period will be the final trading day in the offering period. The Administrator may, in its discretion, modify the terms of future offering and contribution periods.
The U.S. ESPP permits participants to have contributions made during the contribution periods to be expressed, at Telix's sole discretion, as a U.S. dollar amount with the minimum and/or maximum U.S. dollar amount to be specified by Telix.
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
On the first trading day of each offering period, each participant will automatically be granted an option to purchase ordinary shares. An option will be exercised automatically at the end of the applicable offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares will be 85% (or such greater percentage, if determined by the Administrator prior to the offering period) of the lower of the fair market value of Telix ordinary shares on the first trading day of the offering period or on the exercise date. The fair market value of Telix's ordinary shares for this purpose will generally be the closing price of our ordinary shares on the ASX (or such other exchange as our ordinary shares may be traded at the relevant time, including our ADSs on Nasdaq) on the first trading day of the offering period or on the exercise date, as applicable.
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
1
2

7. Additional statutory disclosures
7.1. Ordinary shareholdings
The relevant interests of KMP in the shares issued by Telix, held directly, indirectly or beneficially either personally or by their related parties are included in this section.
7.1.1. NED ordinary shareholdings

Name	Balance January 1, 2025	Shares issued from Options exercised	Net acquired/ (disposed)	Other changes	Balance December 31, 2025
Mr. McCann[1]	1,150,000	-	(30,000)	(1,120,000)	-
Ms. Olson[2]	95,235	-	11,315	-	106,550
Mr. Nelson	3,628,750	-	-	-	3,628,750
Ms. McDonald	-	-	3,719	-	3,719
Ms. Skinner	595,000	-	-	-	595,000
	5,468,985	-	(14,966)	(1,120,000)	4,334,019
1 Mr. McCann's ordinary shareholdings are reflected as Nil at year end as he is no longer a KMP
2 Ms. Olson resigned as Chair and Non-Executive Director, effective February 3, 2026
7.1.2. Executive KMP ordinary shareholdings

Name	Balance January 1, 2025	Shares issued from Options exercised	Net acquired/ (disposed)	Other changes	Balance December 31, 2025	% of base salary held in shares[1]
Dr. Behrenbruch	23,228,298	100,708	(2,000,000)	-	21,329,006	29,895%
Mr. Smith	6,500	1,096	-	-	7,596	12%
Dr. Cade	373,133	-	-	-	373,133	775%
Dr. Patti	-	145,000	(119,442)	-	25,558	45%
	23,607,931	246,804	(2,119,442)	-	21,735,293
1 As at December 31, 2025, the Executive KMP’s shareholding as a percentage of base salary is calculated using the closing share price of A$11.20 on the ASX.
1 Ms. Olson resigned as Chair and Non-Executive Director, effective February 3, 2026

7.2. KMP option holdings for the year ended December 31, 2025
Equity-based awards granted to our non-executive directors and executive officers consist of options (no longer issued) and PSARs that provide the holder with the right to convert each option or PSAR to a fully paid ordinary share if vesting conditions are met. The following table discloses particulars of all awards outstanding for non-executive directors and executive officers as of December 31, 2025, including awards (as options) granted before fiscal year 2025. All values in A$, except where noted.
7.2.1. NED option holdings

Name	Grant date of options	Number of options granted	Exercise price	Expiry date	Fair value per option at grant date	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at December 31, 2025	Unvested at December 31, 2025	Maximum value yet to vest
Ms. Olson[1]	18-May-22	52,070	A$4.95	18-May-26	A$2.19	31-Dec-24	52,070	52,070	-	-	52,070	-	-
Total		52,070					52,070	52,070	-	-	-	-	-

7.2.2. Executive KMP option holdings

Name	Grant date of options	Number of options granted	Exercise price A$ / US$	Expiry date	Fair value per option at grant date A$ / US$	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at December 31, 2025	Unvested at December 31, 2025	Maximum value yet to vest US$
Dr. Behrenbruch	12-Jan-20	200,000	A$2.23	12-Jan-24	A$0.46	12-Jan-23	200,000	200,000	-	(200,000)	-	-	-
	26-Jan-21	100,708	A$4.38	26-Jan-26	A$2.12	28-Oct-22	100,708	100,708	-	(100,708)	-	-	-
	05-Apr-22	139,672	A$4.95	04-Apr-27	A$2.43	31-Dec-24	139,672	139,672	(46,558)	-	-	93,114	75,645
	30-May-23	120,268	A$6.90	31-Dec-27	A$7.65	31-Dec-25	120,268	-	-	-	-	120,268	102,741
	26-Jun-24	144,037	A$11.94	31-Mar-29	A$8.57	31-Mar-27	144,037	-	-	-	-	144,037	427,881
	21-May-25	166,483	A$28.67	31-Mar-30	A$10.81	31-Mar-28	166,483	-	-	-	-	166,483	1,141,166
	21-May-25	2,595	A$0.00	31-Mar-28	A$25.68	28-Feb-26	2,595	-	-	-	-	2,595	9,310
Mr. Smith	24-Oct-22	45,449	A$6.15	24-Oct-27	A$3.08	24-Oct-25	45,449	45,449	-	-	-	45,449	-
	24-Oct-22	32,463	A$6.15	24-Oct-27	A$3.08	24-Oct-25	32,463	32,463	-	-	-	32,463	-
	25-Apr-23	106,197	A$6.90	31-Dec-27	A$3.79	31-Dec-25	106,197	-	-	-	-	106,197	45,146
	25-Mar-24	35,000	A$0.00	28-Feb-29	A$11.70	31-Mar-27	35,000	-	-	-	-	35,000	198,312
	25-Mar-24	35,000	A$0.00	28-Feb-30	A$11.70	31-Mar-28	35,000	-	-	-	-	35,000	216,259
	13-May-24	76,311	A$11.94	31-Mar-29	A$7.59	31-Mar-27	76,311	-	-	-	-	76,311	263,252
	01-Jan-25	98,003	A$28.67	31-Mar-30	A$14.09	31-Mar-28	98,003	-	-	-	-	98,003	854,148
	01-Jan-25	1,111	A$0.00	31-Mar-28	A$25.56	28-Feb-26	1,111	-	-	-	-	1,111	2,655
	17-Mar-25	1,096	A$12.16	30-Sep-25	A$15.70	01-Sep-25	1,096	1,096	-	(1,096)	-	-	-
	17-Mar-25	893	A$22.40	15-Mar-26	A$7.70	01-Mar-26	893	-	-	-	-	893	795
Dr. Cade	04-Nov-19	500,000	A$2.30	04- Nov-23	A$0.48	04-Nov-22	500,000	500,000	-	(500,000)	-	-	637
	26-Jan-21	85,347	A$4.38	26-Jan-26	A$2.12	28-Oct-22	85,347	85,347	-	(85,347)	-	-	-
	21-Jul-21	100,000	A$0.00	20-Jul-26	A$5.35	20-Jul-26	100,000	-	-	-	-	100,000	358,450
	05-Apr-22	78,189	A$4.95	04-Apr-27	A$2.43	31-Dec-24	78,189	78,189	-	-	-	78,189	-
	25-Apr-23	101,152	A$6.90	31-Dec-27	A$3.79	31-Dec-25	101,152	-	-	-	-	101,152	43,001
	13-May-24	74,191	A$11.94	31-Mar-29	A$7.59	31-Mar-27	74,191	-	-	-	-	74,191	255,937
	01-Jan-25	74,864	A$28.67	31-Mar-30	A$14.09	31-Mar-28	74,864	-	-	-	-	74,864	652,480
	01-Jan-25	1,080	A$0.00	31-Mar-28	A$25.56	28-Feb-26	1,080	-	-	-	-	1,080	2,580

Name	Grant date of options	Number of options granted	Exercise price A$ / US$	Expiry date	Fair value per option at grant date A$ / US$	Vesting date	Vesting number	Vested during the year	Lapsed or forfeited during the year	Exercised in current or prior year	Eligible to exercise at December 31, 2025	Unvested at December 31, 2025	Maximum value yet to vest US$
Dr. Patti	21-Jul-21	100,000	A$5.37	20-Jul-26	A$2.62	28-Oct-22	100,000	100,000	-	(100,000)	-	-	-
	05-Apr-22	15,826	A$4.95	04-Apr-27	A$2.43	31-Dec-24	15,826	15,826	-	-	-	15,826	-
	05-Apr-22	15,000	A$0.00	04-Apr-27	A$4.53	05-Apr-25	15,000	15,000	-	(15,000)	-	-	-
	02-May-23	32,938	A$6.90	31-Dec-27	A$3.79	31-Dec-25	32,938	-	-	-	-	32,938	14,002
	06-Jul-23	15,000	A$0.00	31-Dec-25	A$10.79	31-Dec-25	15,000	-	-	(15,000)	-	-	-
	01-Nov-23	15,000	A$0.00	01-Nov-28	A$8.99	31-Dec-26	15,000	-	-	-	-	15,000	39,632
	01-Nov-23	15,000	A$0.00	01-Nov-29	A$8.99	31-Dec-27	15,000	-	-	-	-	15,000	51,802
	13-May-24	17,175	A$11.94	31-Mar-29	A$7.59	31-Mar-27	17,175	-	-	-	-	17,175	59,249
	13-May-24	83,082	A$11.94	31-Mar-29	A$7.59	31-Mar-27	83,082	-	-	-	-	83,082	286,609
	26-Aug-24	15,000	A$0.00	04-Apr-25	A$19.86	01-Apr-25	15,000	15,000	-	(15,000)	-	-	-
	01-Jan-25	95,958	US$19.99	31-Mar-30	US$8.44	31-Mar-28	95,958	-	-	-	-	95,958	747,683
	01-Jan-25	1,230	US$0.00	13-Mar-26	US$17.43	27-Feb-26	1,230	-	-	-	-	1,230	2,945
Total		2,741,318					2,741,318	1,328,750	(46,558)	(1,032,151)	-	1,662,609	5,852,317
End of Remuneration Report

C.Board Practices
Director Terms
In accordance with the ASX Listing Rules, a director (other than the CEO) must not hold office, without re-election, past the third annual general meeting ("AGM") following the director’s appointment or three years, whichever is longer. In addition, under our Constitution, a director appointed by our Board who is not a CEO holds office until the next AGM of the Company following his or her appointment and no director who is not the CEO may hold office without re-election beyond the third AGM of the Company following the meeting at which such director was last elected (or re-elected).
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
Set forth below is information regarding the terms of service of each of our current directors:

Name	Title	Date of initial appointment	End of current term / Eligible for re-election
Christian Behrenbruch	Managing Director and Group CEO	January 2017	N/A
Marie McDonald	Independent Non-Executive Director	March 2025	2028 AGM
Mark Nelson	Interim Chair and Independent Non-Executive Director	September 2017	2026 AGM
Jann Skinner	Independent Non-Executive Director	June 2018	2028 AGM
Ms. Olson, our former Chair and Non-Executive Director, was appointed to our Board in March 2022, and served as Chair of the Board from May 21, 2025 until her resignation, effective February 3, 2026.
Service Contracts
Other than as disclosed in this section, we do not have any service contracts with directors which provide for benefits upon termination of employment.
Director Independence
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our Board, except that our Audit and Risk Committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our Board has determined that, under current listing requirements and rules of Nasdaq and taking into account the Board's Charter independence requirements, Mark Nelson, Marie McDonald, and Jann Skinner are “independent directors” under Rule 10A-3 of the Exchange Act, and pursuant to applicable Nasdaq rules. In making such determination, our Board considered the relationships that each non-executive director has with us and all other facts and circumstances our Board deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
The independence criteria under the applicable Nasdaq rules differ from the independence criteria set forth by the ASX in the Corporate Governance Principles and Recommendations, 4th edition. Under the Corporate Governance Principles and Recommendations, 4th edition, Mark Nelson, Marie McDonald, and Jann Skinner are “independent directors.”
Board Committees
To assist with the effective discharge of its duties, our Board has established an Audit and Risk Committee ("ARC"), a
People Committee, a  Nomination Committee and a Disclosure Committee. Each committee (other than the Disclosure
Committee which reviews and approves all material announcements to the market, where not approved by the full Board as specified by our Continuous Disclosure Policy and Disclosure Committee Charter) operates under a charter approved by our Board, which sets forth the purposes and responsibilities of the committee as well as qualifications for committee membership, committee structure and operations and committee reporting to our Board.  Previously, the responsibilities of the People Committee and the Nomination Committee were vested in the People, Culture, Nomination and
Remuneration Committee, which was dissolved effective March 3, 2025 in connection with the establishment of the
People Committee and the Nomination Committee. The primary roles of each of the committees, as set forth under their respective Charters, is described below. Copies of the Charters are available under the Investor Centre section of our website at www.telixpharma.com.

Audit and Risk Committee
The ARC has been established in accordance with our Constitution and operates under a Charter approved by our Board.
The ARC's role outlined in the Charter is to review and make recommendations (as appropriate) to our Board in relation to its accounting, auditing, financial reporting, internal control, risk management, legal and regulatory compliance, sustainability responsibilities (including related to climate change), and internal and external audit functions. The ARC has also been delegated primary responsibility for overseeing the Group’s risk management processes (see the section titled
"Managing Risk - Role of the Board in Risk Oversight" below).
Under the Charter, the ARC is required to be comprised of at least three non-executive directors, all of whom must be independent. In addition, none of the members may have participated in the preparation of the financial statements of
Telix or any current subsidiary at any time during the past three years.
The current membership of the ARC is:
•Jann Skinner (Chair);
•Marie McDonald; and
•Mark Nelson.
Ms. Olson, our former Chair and Non-Executive Director, served as a member of the ARC during the year ended
December 31, 2025, and until her resignation, effective February 3, 2026. Ms. McDonald was appointed as a member of the ARC effective February 3, 2026.
People Committee
The People Committee has been established in accordance with our Constitution and operates under a Charter approved by our Board. The People Committee’s roles outlined in the Charter include assisting our Board in fulfilling its responsibilities relating to our key people and organizational culture strategies and their alignment with our purpose and strategy, reviewing and making recommendations to the Board (as appropriate) with respect to Group remuneration, including the Group's remuneration framework and policies, and the remuneration of Non-Executive Directors, the CEO and other GET members (including KMP), approving the appointment and overseeing the succession planning of the
Group CFO and other KMP (other than the CEO), and the general terms of their employment contracts, oversight responsibilities to shareholders with respect to our remuneration policies and practices,  and belonging initiatives.
Under the Charter, the People Committee is required to be comprised of at least three non-executive directors, all of whom must be independent.
The current membership of the People Committee is:
•Marie McDonald (Chair);
•Mark Nelson; and
•Jann Skinner.
Ms. Olson, our former Chair and Non-Executive Director, served as a member of the People Committee during the year ended December 31, 2025, and until her resignation, effective February 3, 2026. Dr. Nelson was appointed as a member of the People Committee effective February 3, 2026.
Nomination Committee
The Nomination Committee has been established in accordance with our Constitution and operates under a Charter approved by our Board. The Nomination Committee's role outlined in the Charter is to assist the Board in the discharge of its responsibilities related to, among other things, the size, composition and organization of the Board and its committees, Board succession planning, including non-executive director appointments and appointment of the Group
CEO, assessing the independence of non-executive directors, the process for evaluating the performance of the Board and its committees, the approval of the appointment and removal of the Group Company Secretary, and induction and ongoing development for directors.
Under the Charter, the Nomination Committee is required to be comprised of at least three non-executive directors, all of whom must be independent.
The current membership of the Nomination Committee is:
•Mark Nelson (Chair);
•Marie McDonald; and

•Jann Skinner.
Ms. Olson, our former Chair and Non-Executive Director, served as Chair of the Nomination Committee during the year ended December 31, 2025, and until her resignation, effective February 3, 2026. Dr. Nelson was appointed Chair of the
Nomination Committee, and Ms. Skinner was appointed as a member of the Nomination Committee, effective February 3,
2026.
Managing Risk
Role of the Board in Risk Oversight
The ARC assists the Board in overseeing and reviewing the integrity of financial and corporate reporting, risk appetite and the effectiveness of the enterprise risk management framework ("ERMF"), compliance systems and internal control framework, the legality, propriety and materiality of related party transactions, and the external and internal audit functions. In addition, the ARC has oversight of Telix’s sustainability strategy and reporting framework, including in respect of climate change, healthcare and environmental governance and performance. The ARC receives reports from management at least quarterly regarding our assessment of risks, having regard to the risk appetite approved by the
Board.
GET and other senior executives and internal and external auditors attend Committee meetings on invitation by the ARC.
The ARC holds regular meetings with the internal auditor, and separately with the external auditor without the management team or MD & CEO present. Any Director who is not a member of the ARC may attend any meeting of the
Committee in an ex-officio capacity.
Risk Governance
The Company has adopted and follows an ERMF that incorporates the principles of effective risk management, as set out in the Global Risk Management Standard ISO 31000, to identify, evaluate, monitor and manage risks in the Telix Group -
to improve business performance, remain innovative and establish competitive advantage, anticipate and communicate uncertainties, reduce operational losses and surprises, and protect Telix’s reputation. Our ERMF data informs leaders in their decision making from prioritizing activities, to resourcing, to escalation.
Risk and opportunity is managed through objective and consistent identification, assessment, monitoring, measurement and reporting across the Telix Group. Management executes daily risk management activities, including by making decisions within stated Board-delegated authority, ensuring employees understand their responsibilities for managing risk through a “three lines” model, and establishing internal controls and guidance for the implementation of the ERMF.
In the “three lines” model, the first line, consisting of the business units and expert teams, executes core processes and controls. The second line, comprising the Enterprise Risk Management function, sets policies, establishes frameworks to manage risks, and delivers training and guidance to the first line. The third line, which constitutes internal and external audit, provides independent review of the first and second lines.
Ultimate risk management oversight sits with the Board. The Board, with assistance from the ARC, sets the risk appetite, within which it expects management to operate, and considers Telix’s risk profile on a regular basis to ensure it supports the achievement of Telix’s strategic and corporate goals.

Foreign Private Issuer Exemption
We qualify as a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our executive officers and directors are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange
Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the
Exchange Act and related SEC rules, to the extent applicable. Furthermore, absent an exemption from the SEC, and effective March 18, 2026, our officers and directors will be subject to the insider reporting obligations under Section
16(a) of the Exchange Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders
Accountable Act enacted on December 18, 2025. The foreign private issuer exemption also permits us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements, including the following:
•We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions.
In contrast to Nasdaq requirements, the ASX Listing Rules and the Australian Corporations Act 2001 (Cth) do not
require the independent directors of an Australian company to have executive sessions.
•We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq rules.
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
•We rely on an exemption from the requirement that the responsibility for the appointment of the independent registered public accounting firm be made by the audit committee. While the ARC is directly responsible for remuneration and oversight of the independent registered public accounting firm, the ultimate responsibility for the appointment of the independent registered public accounting firm rests with our shareholders in accordance with
Australian law and our Constitution. In accordance with Rule 10A-3 of the Exchange Act, the ARC is responsible for the annual auditor engagement and if there is any proposed change to the independent registered public accounting firm, the committee will make a recommendation to our board of directors, which would then be considered by our shareholders at an annual meeting of shareholders.
•We rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans.
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
Australian Disclosure Requirements
Meetings and attendance
The Board meets as often as required.  During the financial year ended December 31, 2025, the Board met 13 times.
Members of the Group Executive Team and other members of senior management attend meetings of the Board by invitation.  Each Board Committee provides a standing invitation for any Non-Executive Director to attend Committee meetings (rather than just limiting attendance to Committee members).  Committee agendas and papers are provided to all Directors concerning matters to be considered.  The table below excludes the attendance of Directors at Committee meetings where they were not a Committee member.
1 The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at February 20, 2026. Where applicable, the information includes shares held indirectly, including by nominee and/or other controlled entities

	Board of Directors		Audit and Risk Committee		People Committee[1]		Disclosure Committee		Nomination Committee
	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended	Eligible to attend	Meetings attended
H K McCann[2]	5	5	3	3	2	2	2	2	1	1
T Olson	13	13	5	5	4	4	3	3	3	3
C Behrenbruch[3]	13	13					3	3
M Nelson	13	13	5	5	1	1			3	3
J Skinner	13	12	5	5	4	4	2	2
M McDonald[4]	11	11			3	3			3	3
A Whitaker[5]	1	1
1.The People, Culture, Nomination and Remuneration Committee was dissolved and a separate People Committee of the Board and Nomination Committee of the Board was established effective March 3, 2025. Attendance noted
combines the People, Culture, Nomination and Remuneration Committee and People Committee
2.H K McCann retired from the Board effective May 21, 2025
3.C Behrenbruch attends Audit and Risk Committee, People Committee and Nomination Committee meetings by invitation
4.M McDonald was appointed Non-Executive Director, Chair of the People Committee and member of the Nomination
Committee effective March 3, 2025
5.A Whitaker was appointed Non-Executive Director effective April  7, 2025 and resigned April 29, 2025
Directors' interests in the securities of Telix
The relevant interests1 of each Director in the share capital of Telix as at the date of this report are included in Item 6 section 7.1.1.
Issue of unlisted equity securities
Unlisted ordinary shares under options or rights issued during the year were as follows:

Options/Rights granted	ASX code	Expiry date	Exercise price	Number under option
TLXO030	TLXAO	March 31, 2030	A$28.67	1,700,510
TLXO031	TLXAU	March 31, 2028	nil	10,561
TLXO032	TLXAO	March 31, 2028	A$14.90	742,992
TLXO033	Not applicable	September 30, 2025	A$12.16	14,353
TLXO034	Not applicable	March 15, 2026	A$22.40	11,815
TLXO030-ADS	TLXAW	March 31, 2030	US$19.99	2,881,250
TLXO031-ADS	TLXAV	March 13, 2026	nil	10,342
TLXO032-ADS	TLXAW	March 31, 2028	US$9.98	1,758,187
TLXO033-ADS	Not applicable	September 30, 2025	US$8.02	26,361
TLXO034-ADS	Not applicable	March 15, 2026	US$13.61	28,776
Performance rights	TLXAR	January 31, 2030	nil	3,914,631
Shares issued for acquisitions, on exercise of rights or options and lapse of options
Acquisition share issues and exercise of rights
The Company completed the following acquisitions during the period, which resulted in the respective issue of fully paid ordinary shares and rights outlined below.
On January 31, 2025, Telix completed the acquisition of ImaginAb, Inc. The purchase price was paid to shareholders in equity through the issue of 2,053,311 fully paid ordinary Telix shares and the balance paid in cash.

In addition to the above, milestone rights have been issued to ImaginAb shareholders. Each milestone has a fixed dollar amount which can be settled, at Telix's election, either in cash or shares.
On January 31, 2025, March 17, 2025 and 6 May 2025, a total of 94,512, 83,395 and 91,168 shares were issued respectively following the satisfaction and exercise of Lightpoint performance rights.
On March 17, 2025 13,356 and on October 29, 2025 24,219 shares were issued following the satisfaction and exercise of
Dedicaid performance rights.
Employee exercise or lapse of options
Ordinary shares of Telix issued during the financial year ended December 31, 2025 on the exercise of options granted over unissued shares and lapse of options were as follows:
•a total of 1,692,603 fully paid ordinary shares were issued upon exercise of 2,272,000 unlisted share options or
PSARs, and
•a total of 1,850,000 share options lapsed unexercised. These options lapsed in accordance with the terms of their grant.
Since December 31, 2025 to the date of this Annual Report, no shares were issued from the exercise of options under
Telix’s Equity Incentive Plan.
Indemnification
Indemnification of officers
Under Telix's Constitution, Telix has entered into agreements with each person who is, or has been, an officer of the
Company. This includes the Directors in office at the date of this report, the Company Secretary and other executive officers, indemnifying them against any liability to any person other than Telix, or a related body corporate, that may arise from their acting as officers of the Company, notwithstanding that they may have ceased to hold office. There is an exception where the liability arises out of conduct involving a lack of good faith or is otherwise prohibited by law. During and since the end of the financial year ended December 31, 2024, Telix has paid or agreed to pay the premiums for an insurance policy to insure current and previous Directors and other executive officers against certain liabilities incurred in that capacity. Due to the confidentiality obligations and undertakings set out in these agreements, no further details regarding premiums paid, or the terms of the agreements, can be disclosed. No indemnity payment has been made under any document referred to above during or since the financial year ended December 31, 2025.
Auditor independence and non-audit services
Telix may decide to employ its auditor on assignments additional to statutory audit duties where the auditor’s expertise and experience with the Group are important.
Details of amounts paid or payable to Telix’s auditor, PricewaterhouseCoopers, for non-audit services provided during the year are set out in note 37 of the Financial report. The Directors, in accordance with advice received from the Audit and Risk Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Australian Corporations Act 2001 (Cth) for the following reasons:
•the Audit and Risk Committee has reviewed, or if required pre-approved, all non-audit services to confirm they do not affect the impartiality and objectivity of the auditor, and
•none of the services undermine the general principles relating to auditor independence as set out in APES 110
Code of Ethics for Professional Accountants, including reviewing or auditing the auditor’s work, acting in a management or decision-making capacity for Telix, acting as an advocate for Telix, or jointly sharing the economic risks and rewards.
A copy of the auditor’s independence declaration, as required under section 307C of the Australian Corporations Act
2001 (Cth), is included in this Annual Report as Exhibit 15.2.
Rounding
The Company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the “rounding off” of amounts in the Australian Directors’ report. Amounts in this report are rounded off in accordance with the instrument to the nearest thousand dollars or, in certain cases, to the nearest dollar.

Corporate governance
Throughout 2025, Telix's governance arrangements were consistent with the 4th edition of the ASX Corporate
Governance Council’s Corporate Governance Principles and Recommendations.  This year, Telix was unable to fully comply with the ASX Corporate Governance Council's Corporate Governance Recommendation 1.5 due to new legal requirements introduced in the U.S. Instead, Telix has provided a summary of its approach to belonging at Telix in the
2025 Corporate Governance Statement, which has been approved by the Board and available at  ir.telixpharma.com/
governance/documents-charters. Telix is also subject to governance requirements related to our convertible bonds listing on the SGX, and our Nasdaq listing and registration with the SEC outlined in Item 16G within this Annual Report.
Related party transactions with KMP
Remuneration: Remuneration to KMP is recorded in the tables above.
Loans: There were no loans between the Group and any KMP in the years ended December 31, 2025 and 2024.
Other transactions: Refer to note 36 of the Financial report for further details.
Other than those noted above, there were no related party transactions with any KMP in the year ended December 31,
2025.
The components of our Directors’ report are incorporated in various places within this Annual Report. Refer Contents page for this Annual Report and table charting these components is included within Appendix 4E, which is included as
Exhibit 99.1 to this Annual Report.
Directors' Resolution
This report is approved in accordance with a resolution of the Directors.

Mark Nelson	Christian Behrenbruch
Interim Chair	Managing Director and Group CEO
February 20, 2026	February 20, 2026

D.Employees
As of December 31, 2025, we had 1,184 employees based in 12 countries, as shown in the chart below.

Employees
United States	886
Australia	95
Belgium	78
Canada	48
Switzerland	27
United Kingdom	25
Japan	10
France	5
Spain	6
The Netherlands	2
Sweden	1
New Zealand	1
Total	1,184
None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The below table sets forth information with respect to the beneficial ownership of our ordinary shares as of
December 31, 2025, for:
•each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
•each of our executive officers;
•each of our directors; and
•all of our directors and executive officers as a group.
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
Applicable percentage ownership is based on 338,777,049 ordinary shares outstanding as of December 31, 2025, which includes 4,730,676 ADSs. As of December 31, 2025, we had 84 holders of record of our ordinary shares in the United
States, holding, in the aggregate 3,112,361 ordinary shares, or 0.92% of our outstanding ordinary shares, and 1 holder of record of our ADSs in the United States, holding, in the aggregate, 4,330,676 ADSs, or 91.5% of our outstanding ADSs. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2025. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.
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
Compensation.”
1 Based on information filed with the ASX by JPMorgan Chase & Co., and its affiliates on November 17, 2025. The address for JPMorgan Chase & Co. is 270 Park Avenue, New York, NY, 10017.
2 Based on information filed with the ASX by State Street Corporation and subsidiaries on October 8, 2025. The address for State Street Corporation is State Street Financial Center, 1 Lincoln Street, Boston, MA 02111.
3 Based on information filed with the ASX by Challenger Limited and its associated entities on September 25, 2025. The address for Challenger Limited is Level 2, 5 Martin Place, Sydney NSW 2000, Australia.
4 Dr. Kluge, a former Non-Executive Director who retired in October 2024, is the Managing Director of Gnosis
Verwaltungsgesellschaft m.b.H. ("Gnosis") and has discretionary authority to vote and dispose of the ordinary shares held by Gnosis. The address for Gnosis is Veilchenweg 38, 01326 Dresden, Germany.
5 Consists of (i) 21,329,006 ordinary shares beneficially owned (including 400,000 ADSs, each representing one of our ordinary shares) and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of
December 31, 2025.
6 Consists of (i) 3,628,750 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.
7 Consists of (i) 106,550 ordinary shares beneficially owned and (ii) 52,070 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025. Ms. Olson resigned as Chair and Non-Executive
Director effective February 3, 2026.
8 Consists of (i) 595,000 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.
9 Consists of (i) 3,719 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.
10 Consists of (i) 7,596 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.
11 Consists of (i) 25,558 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.
12 Consists of (i) 373,133 ordinary shares beneficially owned and (ii) no ordinary shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 2025.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Telix Pharmaceuticals Limited, 55
Flemington Road, North Melbourne, Victoria, 3051, Australia.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage (%)
5% or greater shareholders
JPMorgan Chase & Co.[1]	17,663,335	5.21
State Street Corporation[2]	24,734,225	7.30
Challenger Limited[3]	18,096,417	5.34
Gnosis Verwaltungsgesellschaft m.b.H4	20,675,000	6.10
Directors and Executive officers
Dr. Behrenbruch[5]	21,329,006	6.30
Mr. Nelson[6]	3,628,750	1.07
Ms. Olson[7]	158,620	*
Ms. Skinner[8]	595,000	*
Ms. McDonald[9]	3,719	*
Mr. Smith[10]	7,596	*
Dr. Patti[11]	25,558	*
Dr. Cade[12]	373,133	*
All directors and executive officers as a group (eight persons)	26,121,382	7.71
*Less than one percent.
1 Total interest includes 400,000 ADSs.
2 H Kevin McCann retired as Non-Executive Director and Chairman of the Board on May 21, 2025.
3 Tiffany Olson resigned as Chair and Non-Executive Director effective February 3, 2026.

Australian Disclosure Requirements
Directors' interests in the securities of Telix
The relevant interests of each director in the share capital of Telix as at the date of this report are as follows:

	Ordinary Shares	Options/PSARs
Dr. Behrenbruch[1]	21,329,006	526,497
Mr. McCann[2]	-	-
Mr. Nelson	3,628,750	-
Ms. McDonald	3,719	-
Ms. Olson[3]	106,550	52,070
Ms. Skinner	595,000	-
B.Related Party Transactions
Since January 1, 2023, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.
Director and Executive Officer Compensation
See “Item 6. Directors, Senior Management and Employees — B. Compensation” for information regarding compensation of our executive officers and directors.
Master Services Agreement with ABX-CRO
ABX-CRO is a clinical research organization that specializes in radiopharmaceutical product development. We have entered into a master services agreement with ABX-CRO for the provision of clinical and analytical services for its programs. Dr. Andreas Kluge, a former non-executive director who retired from our board of directors on October 17,
2024, is the principal owner and Managing Director of ABX-CRO.  In the year ended December 31, 2023, ABX-CRO was engaged to perform close-out activities relating to the ZIRCON trial, and the total amount paid to ABX-CRO was
$835,315. During the year ended December 31, 2024, ABX-CRO continued to perform close out activities relating to the
ZIRCON trial, including delivery of dosimetry, PK evaluation, and the imaging report, and the total amount paid to ABX-
CRO was $513,809. The transactions with Andreas Kluge and ABX-CRO do not meet the criteria of a related party transaction following Andreas Kluge's retirement as a non-executive director. Related party transactions were reviewed on an ongoing basis by the Audit and Risk Committee in accordance with Australian law.
Consultancy Agreement with Dr. Andreas Kluge
Following Dr. Kluge’s retirement from our board of directors on October 17, 2024, Dr. Kluge was engaged by us on a consultancy basis and will continue to provide the board of directors strategic advice alongside clinical input into key development programs.
QDOSE Platform Partnership with ABX-CRO
In March 2024, we entered into an agreement to commercially partner the QDOSE dosimetry software platform with
ABX-CRO and its development partner, Quantinm AB. QDOSE is a software platform designed to enable reliable estimation of patient-specific dosimetry for both therapeutic and diagnostic radiopharmaceuticals. We paid ABX-CRO upfront cash consideration of €1.2 million, and agreed to pay a share of profits generated from QDOSE sales and a referral fee on deals referred from or initiated by ABX-CRO for two years, expiring in 2026. During the year ended
December 31, 2024, no other payments were made to ABX-CRO pursuant to this agreement other than the initial upfront cash consideration.
Indemnification Agreements
Our Constitution provides that, except to the extent prohibited by law including under the Australian Corporations Act
2001 (Cth), we must indemnify every person who is or has been a director, alternate director or executive officer of the
Company and such other officers or former officers of the Company or of its related bodies corporate as the board of directors in each case determines against all losses, liabilities, costs, charges and expenses incurred by that person as a director or officer.
1 Telix ASX disclosure July 22, 2025

We have entered into Deeds of Indemnity, Insurance and Access ("Indemnity Deeds") with Christian Behrenbruch, Marie
McDonald, Mark Nelson, Tiffany Olson, and Jann Skinner, and Deeds of Indemnity and Insurance with David Cade, Darren
Patti, and Darren Smith. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in their capacity as our or our subsidiaries’ director or officer and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds provide that the indemnities are unlimited as to amount, continuous and irrevocable.
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
Effective upon the listing of our ADSs on Nasdaq, we amended our related party transaction policy to set forth our procedures for the identification, review, consideration and approval or ratification of related party transactions to comply with Nasdaq requirements. For purposes of our policy, a related party transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which we and any related party are, were or will be participants and the amount involved in the transaction exceeds US$120,000, with the exception of usual transactions concluded under normal conditions. A related party is any member of our board of directors, our executive officers or any beneficial owner of more than 10% of any class of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our executive officers must present information regarding the related party transaction to the chief financial officer and the transaction will be subject to review, consideration and approval by the Audit and Risk Committee or, if required, the Board. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related party, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each member of our board of directors and executive officers to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.
All of the transactions described above were entered into prior to the effective date of the amended written policy, but our Board evaluated and approved all transactions that were considered to be related party transactions under Australian law and the ASX Listing Rules at the time at which they were consummated.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” for our consolidated financial statements filed as part of this Annual Report.
Legal Proceedings
As previously disclosed, Telix has received a subpoena from the SEC seeking various documents and information primarily relating to the Company’s disclosures regarding the development of the Company’s prostate cancer therapeutic candidates1. This matter remains a fact-finding request. Telix is cooperating with the subpoena including responding to the SEC’s requests. The SEC has not asserted any charges against the Group or any of it's personnel, and no conclusions have been reached, or that the SEC has a negative opinion of any person, entity or security. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group will continue to monitor the inquiry and update its disclosures as appropriate.
On November 10, 2025, a putative securities class action complaint was filed in the United States District Court for the
Southern District of Indiana seeking, among other relief, class certification, designation of a lead plaintiff, damages and a jury trial.  On January 20, 2026, the Group was formally served the complaint on behalf of a purposed U.S. shareholder.
This case is in its earliest stages; no class has been certified and the court has not ruled on any dispositive motions. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group will continue to monitor this matter and update its disclosures as appropriate.
Other than as set forth above, we are not currently a party to any material legal proceedings or investigations. From time to time, we may become involved in other litigation or legal proceedings, particularly relevant to defending our IP rights or in response to or relating to claims arising from the ordinary course of business.
Australian Disclosure Requirements
Dividends
No dividend was declared or paid, and Telix did not return capital to any of its shareholders, during the year ended
December 31, 2025.
Due to the stage of our company and the corporate objective of building and investing in our pipeline for the future, we have not declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our operations and pipeline development activities and build the capabilities of our business to drive growth and value accretion. Future dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board, and subject to applicable Australian law.
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
B.Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since the date of the most recent financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
The principal trading market for our ordinary shares is the ASX in Australia, where our ordinary shares have been listed since 2017. Our ordinary shares trade under the symbol “TLX.”
Since November 13, 2024, our ADSs have been listed on the Nasdaq Global Select Market, where they trade under the symbol “TLX.” Each ADS represents one of our ordinary shares. JPMorgan Chase Bank, N.A., is the depositary for the
ADSs.
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9. The Offer and Listing — A. Offer and Listing Details.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issuer
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
For Items 10.B.1 – 10.B.10, please refer to Item 10.B of our Registration Statement on Form 20-F, filed with the SEC on
October 29, 2024, which is incorporated into this Annual Report by reference.
C.Material Contracts
Please see “Item 4. Information on the Company — B. Business Overview — Collaboration and License Agreements” and
“Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a discussion of material contracts. Except as otherwise disclosed in this Annual Report (including the exhibits) or the annual report for the year ended December 31, 2024 that we filed with the SEC on February 24, 2025, we are not currently, and have not been in the preceding two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.Exchange Controls
Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre ("AUSTRAC"), which monitors such transactions, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.
E.Taxation
The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the acquisition, ownership and disposition of our ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this Annual Report, and is subject to changes in the relevant tax law, including changes that could have retroactive effect. The following summary is not a comprehensive description of all U.S. federal or
Australian tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares and does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and
Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.
Material U.S. Federal Income Tax Considerations
The following summary describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below)
of the acquisition, ownership and disposition of the ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the
Internal Revenue Code of 1986, as amended ("the Code").
This summary does not address the Medicare tax on net investment income, the effects of U.S. federal estate and gift tax laws, alternative minimum taxes, or any state and local tax considerations. In addition, this section does not discuss the tax consequences to any particular holder or any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:
•insurance companies;
•banks or other financial institutions;
•tax-exempt entities including pension plans, “individual retirement accounts” or “Roth IRAs”;
•regulated investment companies;
•real estate investment trusts;
•individuals who are former U.S. citizens or former long-term U.S. residents;
•brokers, dealers or traders in securities, commodities or currencies;

•traders that elect to use a mark-to-market method of accounting;
•except as specifically described below, persons holding the ADSs or ordinary shares through a partnership
(including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•persons that received ADSs or ordinary shares as compensation for the performance of services;
•persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;
•persons that have a functional currency other than the U.S. dollar;
•corporations that accumulate earnings to avoid U.S. federal income tax; or
•persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value).
In this section, a “U.S. Holder” means a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons has the authority to control all substantial decisions or (ii) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.
We have not received, nor do we expect to seek, a ruling from the U.S. Internal Revenue Service ("IRS") regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of the
ADSs and ordinary shares.
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
Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, dividends paid to non-
corporate U.S. Holders may qualify as “qualified dividend income” eligible for the preferential rates of taxation applicable to long-term capital gains if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. We generally will be considered to be a qualified foreign corporation (i) if we are eligible for the benefits of the
Convention between the Government of the United States of America and the Government of Australia for the Avoidance
of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force ("the U.S.-Australia Tax Treaty") or (ii) the ADSs or our ordinary shares are readily tradable on an established securities market in the U.S. In addition, we believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Tax Treaty, although there can be no assurance in this regard. Therefore, subject to the discussion under “— Passive Foreign Investment Company Considerations,” below, any dividends on the ADSs or our ordinary shares generally will be “qualified dividend income” in the hands of individual
U.S. Holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met.
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
dollars on the date of receipt, any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss and generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.
Subject to certain limitations, a U.S. Holder may be able to claim as a credit against its U.S. federal income tax liability the amount of any Australian tax withheld from any dividends at a rate not exceeding an applicable rate under the U.S.-
Australia Tax Treaty. Alternatively, a U.S. Holder may be able to deduct such Australian taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes paid or accrued for the relevant taxable year. The rules governing U.S. foreign tax credits are complex and U.S. Treasury Regulations may further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. A notice from the IRS indicates that the IRS is considering proposing amendments to such foreign tax credit regulations. Each U.S. Holder should consult its tax advisors regarding the foreign tax credit rules, including regarding the availability of such credit or deductions.
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
In the case of a U.S. Holder that is a cash basis taxpayer, any units of foreign currency received on a disposition of the
ADSs or our ordinary shares are translated into U.S. dollars at the spot exchange rate on the settlement date of the disposition if the ADSs or ordinary shares disposed of are treated as traded on an established securities market. In such case, no foreign currency exchange gain or loss will result for a cash basis taxpayer from currency fluctuations between the trade date and the settlement date of such a disposition. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to dispositions of the ADSs or our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. If an accrual basis taxpayer does not make such election, or if the ADSs or our ordinary shares are not treated as traded on an established securities market, any units of foreign currency received on a disposition of the ADSs or our ordinary shares are translated into U.S. dollars at the spot exchange rate on the trade date of the disposition. In such case, the taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder recognizes will be U.S.-
source ordinary income or loss.
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
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and
•the amount allocated to each other taxable year will be subject to income tax at the highest marginal tax rate in effect for individuals or corporations, as applicable, for such year, and the interest charge generally applicable to underpayments of tax will be imposed with respect to the resulting tax attributable to each such year.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and one of our non-
U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such
U.S. Holder would not receive the proceeds of those distributions or dispositions.
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
If a U.S. Holder makes a mark-to-market election, it must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over such U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. If a U.S. Holder makes such election, it may also claim a deduction as an ordinary loss in each such year for the excess, if any, of such U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. Holder makes an effective mark-to-market election, any gain recognized upon the sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains for prior years)
and thereafter as capital loss. However, a mark-to-market election will generally not be available with respect to a lower-
tier PFIC unless the shares of such lower-tier PFIC are themselves treated as “marketable stock.”
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
Backup Withholding Tax and Information Reporting Requirements
U.S. Holders generally will be subject to information reporting requirements with respect to distributions paid on the
ADSs or our ordinary shares, and on the proceeds from the sale, exchange or other disposition of the ADSs or our ordinary shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. Holder is an
“exempt recipient.” In addition, U.S. Holders may be subject to backup withholding on such payments, unless the U.S.
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. To the extent that they are unfranked, dividends payable to Non-Australian Holders will be subject to dividend withholding tax except to the extent they are declared to be conduit foreign income ("CFI"). Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation treaty and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation
Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends that are not declared to be CFI to which a resident of the U.S. is beneficially entitled is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention.
Under the Double Taxation Convention between Australia and the U.S., if a company that is a resident of the U.S. and qualifies for the benefits of the Convention directly owns a 10% or greater interest in us, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which the company is beneficially entitled is limited to
5%.
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
•the Non-Australian Holder, together with associates, holds 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and
•more than 50% of our assets held directly or indirectly, determined by reference to market value, consist of
Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.
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

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office ("ATO") 12.5% of the proceeds from the sale. On December 13, 2023, the
Australian government announced that the withholding rate will be increased from 12.5% to 15% of the proceeds of sale for disposals occurring from January 1, 2025. While draft legislation has been released, this announced increase is yet to be legislated and may be subject to change. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending transaction, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their ordinary shares are not ‘indirect Australian real property interests,’ although the Australian government is currently running a consultation process to consider whether the Australian Taxation Office should be notified in advance of such a declaration being made for transactions with a value in excess of A$20 million. The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
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
Dual Residency
If a holder of ADSs is a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is an individual and is determined to be a U.S.
resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Holders should obtain specialist taxation advice in these circumstances.
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
ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS
OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE
EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX
CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN
CIRCUMSTANCES.

F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in
Rule 3b-4 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees — C. Board Practices —
Foreign Private Issuer Exemption” for information on reporting exemptions applicable to us as a foreign private issuer. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit reports to the SEC on Form 6-K to disclose other material information, as required. We also submit reports to the SEC on Form 6-K containing unaudited financial information for the first six months of each fiscal year.
The SEC maintains a website at www.sec.gov from which our filings may be accessed.
In addition, since our ordinary shares are traded on the ASX, we have filed periodic corporate reports, including annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the
Australian Corporations Act 2001 (Cth). Copies of our filings with the ASX can be retrieved electronically at
www.asx.com.au under our symbol “TLX”. We also maintain a website at www.telixpharma.com.
I.Subsidiary Information
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
Interest Rate Risk
As of December 31, 2025, we had cash and cash equivalents of $141.9 million. We have limited exposure to interest rate risk. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.
Our exposure to market interest rates relates primarily to short-term deposits. The roll-over loan facility totaling $9.5 million (translated from Euros based on the exchange currency rate as of December 31, 2025) carries an interest rate that is calculated using the eurozone interbank interest rate as of each interest determination date. However, all of our borrowings that have been drawn down as of December 31, 2025 bear a fixed interest rate. Therefore, we are not exposed to any significant interest rate risk under these borrowings. An immediate 10% change in current market interest rates would not have a material impact on our borrowings, financial position or results of operations.
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations.
Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.
Foreign Currency Exchange Rate Risk
Foreign currency risk is the risk of fluctuation in fair value or future cash flows of a financial instrument as a result of changes in foreign exchange rates. We operate internationally and are exposed to foreign exchange risk, primarily related to the Australian dollar and Euro.
Our treasury risk management policy is to settle all U.S. dollar denominated expenditures with U.S. dollar denominated receipts from sales of Commercial Products in the U.S. We also manage currency risk by making decisions as to the levels of cash to hold in each currency by assessing future activities which will likely be incurred in those currencies. Any remaining foreign currency exposure has therefore not been hedged.

We have both foreign currency receivables and payables, predominantly denominated in Australian dollar and Euro. We had a surplus of foreign currency receivables and financial assets over payables of $67.4 million as of December 31,
2025.
Our exposure to the risk of changes in foreign exchange rates also relates to the net investments in foreign subsidiaries, which predominantly include denominations in Euro and Australian dollar, however given the level of current investments in non US dollar denominated subsidiaries, the impact is limited
As of December 31, 2025, we held 39.7% of our cash in U.S. dollars, 52.8% in Australian dollars, 5.5% in Euros, 0.3% in
British pounds, 0.5% in Canadian dollars and 1.0% in Swiss Francs. The following table sets forth the balances of our cash and cash equivalents, trade receivables and financial assets as of December 31, 2025 that give rise to currency risk exposure, as presented in US$:

	USD	AUD	EUR	CHF	JPY	GBP	CAD
	U.S. Dollars	Australian Dollars	Euros	Swiss Francs	Japanese Yen	British Pounds	Canadian Dollars
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Cash and cash equivalents	56,371	74,891	7,850	1,445	134	413	762
Trade receivables	126,056	540	2,606	-	-	-	-
Financial assets	-	33,749	3,345	-	-	-	-
We are primarily exposed to foreign exchange risk inherent in Australian dollar-denominated cash and cash equivalents, trade receivables, trade payables and financial assets and in Euro-denominated cash and cash equivalents, trade payables and contingent consideration liability. We also have exposure to exchange rate risk from the Euro attributable to our Euro-denominated loans from BNP Paribas and IMBC Group. For the year ended December 31, 2025, an increase or decrease of the US dollar to Australian dollar exchange rate by +10% would decrease our profit after tax by $nil or decrease our profit after tax by $nil, respectively, and an increase or decrease of the US$ to Euro exchange rate by +10%
would decrease our profit after tax by US$0.2 million or increase our profit after tax by US$2.0 million, respectively. For the year ended December 31, 2024, an increase or decrease of the U.S. dollar to Australian dollar exchange rate by +10%
would decrease our profit after tax by $nil or increase our profit after tax by $nil, respectively, and an increase or decrease of the US dollar to Euro exchange rate by +10% would increase our profit after tax by US$1.2 million or decrease our profit after tax by US$1.5 million, respectively. For more information on our currency risk exposure and sensitivity analysis, see Note 33.3 to our audited consolidated financial statements included elsewhere in this Annual
Report.
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

Impairment losses on trade receivables are presented within sales and marketing costs within profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item. The expected credit losses were
$2.4 million and $0.1 million as of December 31, 2025 and 2024 respectively.
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Fees and Expenses
Our ADS depositary, JPMorgan Chase Bank, N.A. ("JPMorgan") may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be.
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
•a fee of up to US$0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
•an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of
ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation
(which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
•a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third-party (which fee may be assessed against ADR holders as of a record date set by the depositary);
•stock transfer or other taxes and other governmental charges;
•a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of
www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses
(which are payable by such persons or ADR holders);

•transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.
To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of JPMorgan ("the Bank") and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to a foreign exchange transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page
(or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the
Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
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

PART II
ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has
performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e)
and 15d-15(e) under the Exchange Act) as of December 31, 2025 and concluded that our disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below.
Notwithstanding management’s assessment that our disclosure controls and procedures were ineffective as of
December 31, 2025, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of the Group Chief Executive Officer and Group Chief Financial Officer, has
evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2025 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission ("COSO").
Management has excluded RLS (USA) Inc. ("RLS") from its assessment of internal control over financial reporting as of
December 31, 2025, because it was acquired in a purchase business combination during 2025. RLS is a wholly-owned subsidiary of the Company whose total assets and total sales excluded from management's assessment represent 34%
and 21% respectively, of each of the related consolidated financial statement amounts as of and for the year ended
December 31, 2025.
Based on this evaluation, our management, with the participation of our Group Chief Executive Officer and Group Chief
Financial Officer, has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective because of the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its financial statements will not be prevented or detected on a timely basis.
As previously disclosed in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2024, we identified a material weakness arising from segregation of duties, which have not been sufficiently established across the key business and financial processes to maintain appropriate segregation of duties over certain manual and information technology business controls. This material weakness did not result in a misstatement of our annual consolidated financial statements. However, the material weakness could result in a misstatement of our  financial statement accounts or disclosures that would result in a material misstatement to our annual consolidated financial statements that would not be prevented or detected on a timely basis.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report, which appears in the Consolidated financial statements on Form 20-F.
Plan for Remediation of Material Weakness in Internal Control over Financial Reporting
Management has initiated remediation actions, including redesigning roles and access rights to enforce segregation of duties, implementing system-based workflow approvals, and enhancing documentation of review controls. We expect these actions to be completed and tested for effectiveness during 2026.
Although we have made considerable progress and intend to complete these remediation activities, we will not be able to fully remediate the material weakness until these steps have been completed, the enhanced processes have been operating effectively for a sufficient period of time and appropriate testing has been performed. We provide no assurances with respect to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weakness or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
Remediation of Previously Reported Material Weakness in Internal Control Over Financial
Reporting
As previously disclosed in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2024, we identified a material weakness related to a lack of appropriately designed, implemented and documented procedures and controls at both the entity-level and process-level to allow us to achieve complete, accurate and timely financial reporting.
Since the material weakness has been identified, we have enhanced risk and control documentation practices related to internal control over financial reporting, strengthened the monitoring and management testing of controls and oversight mechanisms to promote ongoing compliance with internal control policies and procedures, continued the annual
Sarbanes-Oxley training program, and  developed and implemented additional controls and procedures, including compensating controls where necessary. These enhanced processes, including the implementation of new mitigating controls, have now operated for a sufficient period of time and we have concluded, through testing, that they are designed and are operating effectively. As a result, we have concluded the material weakness has been remediated as of
December 31, 2025.
Changes in Internal Control over Financial Reporting
Except as described above, there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.RESERVED
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Jann Skinner is a member of our board of directors and serves on our Audit and Risk Committee as Chair. Our board of directors has determined that Ms. Skinner is an audit committee financial expert and satisfies the “independence”
requirements of the rules and regulations of the SEC, the Nasdaq Listing Rules and the ASX Listing Rules.
ITEM 16B.CODE OF ETHICS
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
ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the years ended December 31, 2025 and 2024, PricewaterhouseCoopers served as our independent registered public accounting firm. The address for PricewaterhouseCoopers is 2 Riverside Quay, Southbank, Victoria 3006,
Australia.

The table below sets out the total amount of fees for services rendered to us by PricewaterhouseCoopers in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	US$	US$
	(in thousands)
Audit fees[1]	2,299	2,884
Audit-related fees[2]	86	–
Tax fees[3]	–	83
All other fees[4]	60	–
Total	2,446	2,967
1.“Audit fees” include fees for services performed by our external auditor in connection with our annual audit for 2025 and 2024, fees related to the review of semi-annual financial statements, fees related to the pro forma financial information, comfort letters, consents, and services that are normally provided in connection with statutory and regulatory filings.
2.“Audit-related fees” relate to assurance and associated services that are traditionally performed by an independent auditor, including accounting consultation and consultation concerning financial accounting, reporting standards and due diligence.
3.“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.
4.“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to any other advisory matters.
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
All engagements by us of our external auditor for 2025 and 2024 were pre-approved by our Audit and Risk Committee.
ITEM 16D.EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT
COMMITTEES
None.
ITEM 16E.PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED
PURCHASERS
None.
ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.CORPORATE GOVERNANCE
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

ITEM 16H.MINE SAFETY DISCLOSURE
None.
ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT
PREVENT INSPECTIONS
None.
ITEM 16J.INSIDER TRADING POLICIES
We have a comprehensive Securities Dealing Policy ("SDP"), which applies to all directors, officers and employees as well as contractors and consultants whose terms of engagement apply the SDP to them. The SDP is reviewed and updated by our board of directors on an as needed basis, and at least annually, for currency of practice. The purpose of the SDP is to inform all persons to whom the SDP applies of the laws relating to insider trading, including pursuant to ASX Listing
Rules, the rules and regulations of the SEC, and the Nasdaq Listing Rules, and to provide them with practical guidance for avoiding unlawful transactions in Telix securities and to protect our reputation.
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
A copy of the current SDP is available in the Corporate Governance section of our website at www.telixpharma.com, and is included as an exhibit to this Annual Report.
ITEM 16K.CYBERSECURITY
Risk Management and Strategy
We have implemented processes to identify, assess and manage material cyber security risks. Those processes include frameworks to respond to and assess internal and external threats to the confidentiality, availability and integrity of our data and information systems. Our cybersecurity policies, standards, processes, and practices are part of our information security management system ("ISMS") program, which is aligned to ISO 27001:2022, an international standard for information security management.
Our cybersecurity management team, led by our Chief Information Officer and Cyber Security Manager, are responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity partners. Our cybersecurity management team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management.
We rely on third parties, including cloud vendors and consultants, for various business functions. We oversee third-party service providers by conducting vendor diligence. Vendors are generally assessed for risk based on the nature of their service, access to data and systems and supply chain risk
As of the date of this Annual Report, we have not experienced any cybersecurity incidents or risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.
Governance
Our Board of Directors has established oversight mechanisms with respect to risks from cybersecurity threats. Our Audit and Risk Committee has responsibility for the oversight of cybersecurity, including the responsibility to review and discuss with management and the Company’s auditors, as appropriate, management risks relating to data privacy, technology and information security. The Audit and Risk Committee, or the Board of Directors as a whole, is briefed on any material cybersecurity incidents that may adversely affect the Company and on cybersecurity risks in general.
At the management level, our cybersecurity program is managed by our Chief Information Officer, who reports to our
Group Chief Financial Officer. Our Chief Information Officer reports regularly to the Audit and Risk Committee and such reporting includes topics such as risk assessments, risk management and control decisions, service provider arrangements, test results, security incidents and responses and recommendations for changes and updates to policies and procedures.

PART III
ITEM 17.FINANCIAL STATEMENTS
We have elected to include financial statements and related information specified in Item 18.
ITEM 18.FINANCIAL STATEMENTS
Financial statements are filed as part of this Annual Report, beginning on page F-1.
ITEM 19.EXHIBITS
The following documents are filed as part of this Annual Report.

Exhibit Number	Description of Exhibit
1.1	Certificate of Registration of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 30, 2024).
1.2	Constitution of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 30, 2024).
2.1	Deposit Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 30, 2024).
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).
2.3	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.1†
License Agreement between Telix International Pty Ltd. and Eli Lilly Kinsale Limited, dated as of April 8, 2022, as amended (incorporated by reference to Exhibit 4.1 to the Company’s
Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.2†
License Agreement between Telix International Pty Ltd. and Wilex AG, dated as of January
16, 2017, as amended (incorporated by reference to Exhibit 4.2 to the Company’s
Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.3	Form of Deed of Indemnity, Insurance and Access (filed herewith).
4.4
Lease Agreement, dated November 30, 2022, by and between Collan Investment Limited and Telix International Pty Ltd (incorporated by reference to Exhibit 4.4 to the Company’s
Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.5
Loan Agreement, dated March 3, 2022, by and between Telix Pharmaceuticals (Belgium)
SPRL and BNP Paribas Fortis (incorporated by reference to Exhibit 4.6 to the Company’s
Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.6
Loan Agreement, dated March 3, 2022, by and between Telix Pharmaceuticals (Belgium)
SPRL and IMBC (incorporated by reference to Exhibit 4.7 to the Company’s Registration
Statement on Form 20-F (001-42128) filed October 30, 2024).

4.7+	Equity Incentive Plan Rules (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.8+†	Employment Agreement, dated January 16, 2017, by and between Telix Pharmaceuticals Limited and Christian Behrenbruch (filed herewith).
4.9+†	Employment Agreement, dated August 1, 2022, by and between Telix Pharmaceuticals Limited and Darren Smith (filed herewith).
4.10+†	Employment Agreement, dated December 20, 2023, by and between Telix Pharmaceuticals Limited and David Cade (filed herewith).
4.11+†	Employment Agreement, dated March 5, 2024, by and between Telix Pharmaceuticals (US) Inc. and Darren Patti (filed herewith).
4.12+	Form of Non-Executive Director Agreement (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.13
Agreement and Plan of Merger, dated as of February 7, 2024, by and among Telix
Pharmaceuticals Limited, QSAM Biosciences, Inc., Cyclone Merger Sub I, Inc., Cyclone
Merger Sub II, Inc. and David H. Clarke (incorporated by reference to Exhibit 4.14 to the
Company’s Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.14†
Share Purchase Agreement, dated as of March 4, 2024, between ARTMS Inc. and Telix
Pharmaceuticals Limited (incorporated by reference to Exhibit 4.15 to the Company’s
Registration Statement on Form 20-F (001-42128) filed October 30, 2024).

4.15
Trust Deed, dated as of July 30, 2024, between Telix Pharmaceuticals Limited and The
Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit
4.16 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 30,
2024).

4.16
Stock Purchase Agreement, dated as of September 20, 2024, by and among Telix
Pharmaceuticals (US) Inc., RLS Group Ltd., RLS (USA) Inc. and Perceptive Credit Holdings III,
LP (incorporated by reference to Exhibit 4.17 to the Company’s Registration Statement on
Form 20-F (001-42128) filed October 30, 2024).

4.17
Amendment No. 1 to the Stock Purchase Agreement, dated as of January 26, 2025, by and among Telix Pharmaceuticals (US) Inc., RLS Group Ltd., RLS (USA) Inc. and Perceptive Credit
Holdings III, LP (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on
Form 20-F filed February 24, 2025).

4.18	US Employee Stock Purchase Program (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.19	Form of Deed of Indemnity and Insurance (filed herewith).
8.1	List of subsidiaries (filed herewith).
11.1	Securities Dealing Policy (filed herewith).
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of PricewaterhouseCoopers, independent registered public accounting firm (filed herewith).
15.2	Auditor's Independence Declaration
15.3	Independent Auditor's Report
18.1	Clawback / Dodd-Frank Compensation Recovery Policy (included as an Annexure to Exhibit 4.7 herein).
99.1	Appendix 4E
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

+ Indicates management contract or compensatory plan.
† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELIX PHARMACEUTICALS LIMITED

By:
	Name:	Dr. Christian Behrenbruch
	Title:	Managing Director and Group Chief Executive Officer

Date: February 20, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended
December 31, 2025, 2024 and 2023:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Telix Pharmaceuticals Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Telix Pharmaceuticals Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended
December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations as
issued by the Australian Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to segregation of duties, which have not been sufficiently established across the key business and financial processes to maintain appropriate segregation of duties over certain manual and information technology business controls.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual
Report on Internal Control Over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)
and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded
RLS (USA) Inc. from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded RLS (USA) Inc. from our audit of internal control over financial reporting. RLS (USA) Inc. is a wholly-owned subsidiary whose total assets and total sales excluded from management’s assessment and our audit of internal control over financial reporting represent
34% and 21%, respectively, of the related consolidated financial statement amounts as of and for the year ended
December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Acquisition of RLS (USA) Inc. – Valuation of Customer Relationships and Brand Name
As described in Note 23.1 to the consolidated financial statements, on January 28, 2025, the Company completed the acquisition of RLS (USA) Inc. (“RLS”) for consideration of $240.9 million. Of the acquired intangible assets, $60.4 million of customer relationships and $29.8 million of a brand name were recorded. Fair value is estimated by management using a multi-period excess earnings method for customer relationships and a relief from royalty method for the brand name. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, earnings before interest and taxes (“EBIT”) margins, and discount rate for customer relationships and revenue growth rates, royalty rate, and discount rate for the brand name.
The principal considerations for our determination that performing procedures relating to the valuation of customer relationships and brand name acquired in the acquisition of RLS is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships and brand name acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, EBIT margins, and discount rate for customer relationships and revenue growth rates, royalty rate, and discount rate for the brand name; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the customer relationships and brand name acquired. These procedures also included, among others (i) reading the share purchase agreement; (ii)
testing management’s process for developing the fair value estimate of the customer relationships and brand name acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and relief from royalty methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and relief from royalty methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, EBIT margins, and discount rate for customer relationships and revenue growth rates, royalty rate, and discount rate for the brand name. Evaluating management’s assumptions related to revenue growth rates and EBIT margins for customer relationships and revenue growth rates for the brand name involved considering: (i) the performance of the RLS business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating: (i) the appropriateness of the multi-period excess earnings and relief from royalty methods; and (ii) the reasonableness of the revenue growth rates, EBIT margins, and discount rate for customer relationships and revenue growth rates, royalty rate, and discount rate for the brand name.
Impairment Assessment of Indefinite-Lived Intangible Assets and Goodwill – TLX090-Tx and
ARTMS Cash-Generating Units
As described in Note 21 to the consolidated financial statements, the Company’s intangible assets balance including goodwill was $592.8 million as of December 31, 2025. The carrying amount associated with the TLX090-Tx  and ARTMS cash-generating units, which includes indefinite-lived intangible assets and goodwill, was $92.8 million and $85.2 million as of December 31, 2025, respectively. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate the carrying value of cash-generating units containing indefinite-
lived intangible assets and goodwill may be impaired. Potential impairment is identified by comparing the fair value of a cash-generating unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the TLX090-Tx and ARTMS included significant judgments and assumptions relating to expected sales volumes, net sales prices, probability of success, terminal value, and discount rates.
The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible assets and goodwill impairment assessments of the TLX090-Tx and ARTMS cash-generating units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the TLX090-Tx and
ARTMS cash-generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to expected sales volumes, net sales prices, probability of success, terminal value, and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s indefinite-lived intangible assets and goodwill impairment assessments, including controls over the valuation of the Company’s TLX090-Tx and ARTMS cash-generating units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the TLX090-Tx and ARTMS cash-
generating units; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to expected sales volumes, net sales prices, probability of success, terminal value, and discount rates. Evaluating management’s assumptions related to expected sales volumes, net sales prices, probability of success, and terminal value involved evaluating whether the assumptions used by management were reasonable considering (i) the performance of the TLX090-Tx and ARTMS cash-generating units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.  Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model; and (ii) the reasonableness of the discount rates assumptions.
/s/ PricewaterhouseCoopers
Melbourne, Australia
February 20, 2026
We have served as the Company’s auditor since 2017.

Consolidated statement of comprehensive income or loss for the year ended December 31, 2025

		2025	2024	2023
	Note	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Continuing operations
Revenue from contracts with customers	4	803,794	516,551	332,978
Cost of sales		(377,356)	(180,388)	(123,445)
Gross profit		426,438	336,163	209,533
Research and development costs	5	(171,249)	(127,930)	(85,315)
Selling and marketing expenses		(96,766)	(55,953)	(33,464)
Manufacturing and distribution costs	6	(44,593)	(16,670)	(6,251)
General and administration costs	7	(95,789)	(85,318)	(49,668)
Other gains/(losses)(net)	10	11,735	4,885	(23,827)
Operating profit		29,776	55,177	11,008
Finance income		5,826	7,180	671
Finance costs	11	(40,868)	(24,442)	(9,085)
(Loss)/profit before income tax		(5,266)	37,915	2,594
Income tax (expense)/benefit	12	(1,859)	(4,230)	1,614
(Loss)/profit for the year		(7,125)	33,685	4,208
(Loss)/profit for the year attributable to:
Owners of Telix Pharmaceuticals Limited		(7,125)	33,685	4,208
Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss in subsequent periods:
Changes in the fair value of investments at fair value through other comprehensive income		(1,242)	(3,287)	(612)
Items to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(5,757)	5,568	(1,863)
Total comprehensive (loss)/income for the year		(14,124)	35,966	1,733
Total comprehensive (loss)/income for the year attributable to:
Owners of Telix Pharmaceuticals Limited		(14,124)	35,966	1,733

		2025	2024	2023
	Note	Cents	Cents	Cents	1.
Basic (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	13.1	(2.11)	10.17	1.32
Diluted (loss)/earnings per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	13.2	(2.11)	9.76	1.30
The above consolidated statement of comprehensive income or loss should be read in conjunction with the accompanying notes.

Consolidated statement of financial position as at December 31, 2025

		2025	2024	1 January 2024
	Note	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Current assets
Cash and cash equivalents		141,866	439,999	84,295
Trade and other receivables	14	129,202	86,928	44,041
Inventories	15	37,080	23,620	12,738
Current tax asset		6,043	5,912	5,237
Other current assets	16	16,089	13,658	12,380
Total current assets		330,280	570,117	158,691
Non-current assets
Financial assets	17	37,094	34,746	8,387
Deferred tax assets	18.1	59,353	28,920	13,991
Property, plant and equipment	19	58,661	27,841	15,848
Right-of-use assets	20	56,950	5,805	5,010
Intangible assets	21	592,823	257,858	75,054
Other non-current assets	22	28,825	15,092	277
Total non-current assets		833,706	370,262	118,567
Total assets		1,163,986	940,379	277,258
Current liabilities
Trade and other payables	24	150,349	86,790	54,334
Borrowings	25	13,110	11,763	660
Current tax payable		30,742	30,087	13,110
Contract liabilities		402	6,967	7,522
Lease liabilities	26	5,548	1,546	407
Provisions	27	562	576	395
Contingent consideration	28	11,540	53,215	25,417
Employee benefit obligations	29	19,371	14,144	9,528
Total current liabilities		231,624	205,088	111,373
Non-current liabilities
Borrowings	25	391,914	341,811	5,945
Contract liabilities		-	2,036	8,320
Lease liabilities	26	56,534	5,042	5,252
Deferred tax liabilities	18.2	44,706	5,796	-
Other non-current liabilities		3,517	-	-
Provisions	27	9,177	8,530	5,475
Contingent consideration	28	10,694	18,834	38,036
Employee benefit obligations	29	444	305	212
Total non-current liabilities		516,986	382,354	63,240
Total liabilities		748,610	587,442	174,613
Net assets		415,376	352,937	102,645

		2025	2024	1 January 2024
	Note	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Equity
Share capital	30.1	479,962	414,012	315,178
Share capital reserve	30.2	(11,612)	15,945	(41,742)
Other reserves	30.3	101,564	75,894	16,328
Accumulated losses		(154,538)	(152,914)	(187,119)
Total equity		415,376	352,937	102,645
The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity for the year ended December 31, 2025

		Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	Note	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2025		414,012	15,945	75,894	(152,914)	352,937
Loss for the year		-	-	-	(7,125)	(7,125)
Other comprehensive loss		-	-	(6,999)	-	(6,999)
Total comprehensive loss		-	-	(6,999)	(7,125)	(14,124)
Issue of shares on acquisitions	30.1	31,761	-	-	-	31,761
Issue of shares on exercise of options	30.1, 30.2	29,722	(27,557)	-	-	2,165
Share-based payments to employees	30.3	-	-	19,350	-	19,350
Share-based payments associated with acquisitions	30.3	-	-	23,287	-	23,287
Transfer on satisfaction of acquisition performance rights	30.1, 30.3	4,467	-	(4,467)	-	-
Transfer on exercise of options	30.3	-	-	(5,501)	5,501	-
		65,950	(27,557)	32,669	5,501	76,563
Balance as at December 31, 2025		479,962	(11,612)	101,564	(154,538)	415,376

		(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2024		315,178	(41,742)	16,328	(187,119)	102,645
Profit for the year		-	-	-	33,685	33,685
Other comprehensive income		-	-	2,281	-	2,281
Total comprehensive income		-	-	2,281	33,685	35,966
Issue of shares on acquisitions	30.1	93,477	-	-	-	93,477
Issue of shares on exercise of options	30.1, 30.2	5,357	(4,697)	-	-	660
Issue of convertible bonds			63,849			63,849
Transaction costs arising on convertible bonds issue			(1,465)			(1,465)
Share-based payments to employees	30.3	-	-	12,928	-	12,928
Share-based payments associated with acquisitions	30.3	-	-	44,877	-	44,877
Transfer on exercise of options	30.3	-	-	(520)	520	-
		98,834	57,687	57,285	520	214,326
Balance as at December 31, 2024		414,012	15,945	75,894	(152,914)	352,937

		Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	Note	US$'000	US$'000	US$'000	US$'000	US$'000
		(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2023		265,551	(18,231)	1,140	(193,670)	54,790
Profit for the year		-	-	-	4,208	4,208
Other comprehensive loss		-	-	(2,475)	-	(2,475)
Total comprehensive income		-	-	(2,475)	4,208	1,733
Issue of shares on acquisitions	30.1	21,770	-	-	-	21,770
Issue of shares on exercise of options	30.1, 30.2	27,857	(23,511)	-	-	4,346
Share-based payments to employees	30.3	-	-	5,848	-	5,848
Share-based payments associated with acquisitions	30.3	-	-	14,158	-	14,158
Transfer on exercise of options	30.3	-	-	(2,343)	2,343	-
		49,627	(23,511)	17,663	2,343	46,122
Balance as at December 31, 2023		315,178	(41,742)	16,328	(187,119)	102,645
The above consolidated statement of changes of equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows for the year ended December 31, 2025

		2025	2024	2023
	Note	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Cash flows from operating activities
Receipts from customers		774,199	467,660	311,754
Payments to suppliers and employees		(710,551)	(418,328)	(280,388)
Payments for contingent consideration		(51,786)	(23,902)	(10,917)
Income taxes paid		(21,298)	(2,033)	(6,859)
Interest received		5,843	7,180	1,068
Interest paid		(13,700)	(3,087)	(385)
Net cash (used in)/from operating activities	32.1	(17,293)	27,490	14,273
Cash flows from investing activities
Payments for investments in financial assets		(892)	(32,913)	(8,698)
Payments for acquisition of subsidiaries, net of cash acquired		(220,662)	(20,662)	-
Purchases of intangible assets		(18,084)	(13,067)	(802)
Purchases of other non-current assets		(12,224)	(8,395)	-
Purchases of property, plant and equipment		(25,692)	(9,117)	(6,307)
Payments for contingent consideration		(7,667)	(2,533)	(995)
Payments for deferred consideration		(700)	-	-
Payments for decommissioning liability		-	-	(37)
Net cash used in investing activities		(285,921)	(86,687)	(16,839)
Cash flows from financing activities
Proceeds from borrowings		529	427,904	4,188
Repayment of borrowings		(819)	(745)	-
Principal element of lease payments		(5,237)	(1,317)	(1,266)
Proceeds from issue of shares and other equity		1,808	662	4,169
Transaction costs of borrowings or capital raising		-	(9,713)	-
Net cash (used in)/provided by financing activities		(3,719)	416,791	7,091
Net (decrease)/increase in cash held		(306,933)	357,594	4,525
Net foreign exchange differences		8,800	(1,890)	992
Cash and cash equivalents at the beginning of the financial year		439,999	84,295	78,778
Cash and cash equivalents at the end of the financial year		141,866	439,999	84,295
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements
1.      Corporate information
Telix Pharmaceuticals Limited ("Telix" or "the Company") is a for-profit company incorporated and domiciled in Australia.
It is limited by shares that are publicly traded on the Australian Securities Exchange (ASX: TLX) and on the Nasdaq Global
Select Market (NASDAQ: TLX). These consolidated financial statements comprise the results of Telix and its subsidiaries
(together referred to as "the Group"). The consolidated financial statements were authorized for issue in accordance with a resolution of the Directors on February 20, 2026.
2.      Material accounting policy information
The material accounting policies that have been used in the preparation of these financial statements are summarized below.
2.1.   Going concern
The Directors are satisfied that the Group continues to be a going concern as at the date of these financial statements.
Further, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at December 31, 2025.
As such, no adjustment has been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.
2.2.   Basis of preparation
Telix Pharmaceuticals Limited is a for-profit entity for the purpose of preparing the financial statements.
These general purpose financial statements have been prepared in accordance with International Financial Reporting
Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and Australian
Accounting Standards and Interpretations as issued by the Australian Accounting Standards Board and the Australian
Corporations Act 2001 (Cth).
The financial statements have been prepared on a historical cost basis, except for certain financial instruments, which have been measured at fair value.
1.Comparatives
Where necessary, comparative information has been re-classified to achieve consistency in disclosure with current financial amounts and other disclosures.
2.New and amended standards adopted by the Group
The Group has adopted all relevant new and amended standards and interpretations issued by the International
Accounting Standards Board which are effective for annual reporting periods beginning on January 1, 2025.
3.New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for December 31,
2025 reporting periods and have not been early adopted by the Group.
4.IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
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
2.3.   Significant changes in the current reporting period
2.3.1    Change in presentation currency
The Group has retrospectively changed its presentation currency from Australian Dollars to United States Dollars (USD or
US$). The change in presentation currency, in the opinion of the Directors, will provide investors and other stakeholders with a clearer and more reliable understanding of the Group’s business performance and is more comparable to the
Group’s peers, most of which are presented in U.S. Dollars.
The voluntary change in presentational currency is effective from 1 January 2025 and has been accounted for retrospectively in the consolidated financial statements.
The financial report has been recast to USD using the procedures outlined below:
1.Consolidated statement of comprehensive income or loss and consolidated statement of cash flows have been translated into USD using foreign currency rates at the dates of transactions prevailing for the relevant period;
2.Assets and liabilities in the consolidated statement of financial position have been translated into USD at the closing foreign currency rates on the relevant reporting dates;
3.The equity section of the consolidated statement of financial position has been translated into USD as follows:
a.Foreign currency translation reserve, share based payment reserve and accumulated losses have been translated to USD using foreign currency rates at the dates of transactions prevailing for the relevant period.
b.Share capital and share capital reserves have been translated into USD using historical rates;
4.Earnings per share has been translated into USD based on the translated USD net income, translated as described above.
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
2.5.   Foreign currency translation
1.Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars.
2.Transactions and balances
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
3.Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy)
that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position

•income and expenses for each consolidated statement of comprehensive income or loss are translated at actual exchange rates at the dates of the transactions, and
•all resulting exchange differences are recognized in other comprehensive income.
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
•fair values of the assets transferred
•liabilities incurred to the former owners of the acquired business
•equity interests issued by the Group
•fair value of any asset or liability resulting from a contingent consideration arrangement, and
•fair value of any pre-existing equity interest in the subsidiary.
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
The anticipated losses are determined with reference to historical loss experience (when it is available) and are regularly reviewed and updated. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 33.4 for further information about the Group’s accounting for trade receivables and description of the Group’s impairment policies.
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
The useful lives of assets are as follows:
•Buildings: 18 years
•Plant and equipment: 3-15 years
•Furniture, fittings and equipment: 3-5 years
•Leased plant and equipment: 3-5 years
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
•fixed payments (including in-substance fixed payments), less any lease incentives receivable
•variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•amounts expected to be payable by the Group under residual value guarantees
•the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
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
2.13. Right-of-use assets
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs.
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
2.15. Intangible assets
1.Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or group of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
2.Patents, trademarks, licenses and customer contracts
Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The useful life of these intangibles assets is 5 to 20 years.
3.Intellectual property
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
4.Research and development
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
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or Groups of assets (cash-
generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
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
Decommissioning liability
The Group has recognized a provision for its obligation to decommission its radiopharmaceutical production facility at the end of its operating life. At the end of a facility’s life, costs are incurred in safely removing certain assets involved in the production of radioactive isotopes. The Group recognizes the full discounted cost of decommissioning as an asset and liability when the obligation to restore sites arises. The decommissioning asset is included within property, plant and equipment with the cost of the related installation. The liability is included within provisions. Revisions to the estimated costs of decommissioning which alter the level of the provisions required are also reflected in adjustments to the decommissioning asset. The amortization of the asset is included in the consolidated statement of comprehensive income or loss and the unwinding of discount of the provision is included within Finance costs. Further detail has been provided in note 27.2.
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
Contingent consideration in connection with the purchase of individual assets outside of business combinations is recognized as a liability only when a non-contingent obligation arises (i.e. when milestone is met). Where the contingent consideration is payable in shares, or the group has an election to pay in shares, it is accounted for as an equity settled share-based payment. Equity settled share-based payments are recognized at their fair value at the date control of the asset is obtained. The determination of whether the payment should be capitalized or expensed is usually based on the reason for the contingent payment. If the contingent payment is based on regulatory approvals received (i.e.
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
1.Short-term obligations
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
2.Other long-term employee benefit obligations
The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss.
The obligations are presented as current liabilities in the consolidated statement of financial position if the entity does not have an unconditional right to defer settlement for at least 12 months after the reporting period, regardless of when the actual settlement is expected to occur.
3.Share-based payments
Equity-settled share-based compensation benefits are provided to certain employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees. The cost of equity-settled transactions is measured at fair value on grant date. Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option and volatility. No account is taken of any other vesting conditions.
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
4.Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates:
•when the Group can no longer withdraw the offer of those benefits, and
•when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent
Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.
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
Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Group expects to be entitled to from the customer in exchange for goods or services. Factors such as requirements around variable consideration, significant financing components, non-
cash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices.
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
1.Sales of goods
The Group’s revenue recognition policy has been updated below to reflect the impact of the acquisition of RLS.
Sales are recognized at a point-in-time when control of the products has transferred, being when the products are delivered to the customer. Further, in determining whether control has transferred, Telix considers if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue from sales is recognized based on the price specified in the contract, net of the estimated volume discounts and rebates.
Accumulated experience is used to estimate and provide for discounts, using the expected value method, and revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. No element of financing is deemed present as the sales are made with credit terms ranging from 30 to 45 days, which is consistent with market practice.
Where the Group uses third-party distributors to facilitate the supply of a product, a fee is charged for the radiolabeling process, with control transferring to the customer once the radiolabeling process is completed. This fee is expensed within Cost of sales in the Consolidated statement of comprehensive income or loss.

With the acquisition of RLS, the Group has the ability to perform the radiolabeling process for existing Telix products. The cost of radiolabeling for Telix products is recognized within Cost of sales in the Consolidated statement of comprehensive income or loss.
2.Licenses of intellectual property
When licenses of intellectual property are distinct from other goods or services promised in the contract, the transaction price is allocated to the license as revenue upon transfer of control of the license to the customer. All other promised goods or services in the license agreement are evaluated to determine if they are distinct. If they are not distinct, they are combined with other promised goods or services.
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
3.Research and development services
Where research and development ("R&D") services do not significantly modify or customize the license nor are the license and development services significantly interrelated or interdependent, the provision of R&D services is considered to be distinct. The transaction price is allocated to the R&D services based on a cost-plus margin approach.
Revenue is recognized over time based on the costs incurred to date as a percentage of total forecast costs.
Reforecasting of total costs is performed at the end of each reporting period to ensure that costs recognized represent the goods or services transferred.
4.Manufacturing services
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
5.Financing component
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
6.Milestone revenue
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
7.Sales-based or usage-based royalties
Licenses of intellectual property can include royalties that are based on the customer’s usage of the intellectual property or sale of products that contain the intellectual property. The specific exception to the general requirements of variable consideration and the constraint on variable consideration for sales-based or usage-based royalties promised in a license of intellectual property is applied. The exception requires such revenue to be recognized at the later of when (or
as) the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).
8. Distribution services
Where RLS is a distributor for third-party customers, revenue is recognized via a service fee when it satisfies the performance obligation of the radiolabeling process. On completion of the radiolabeling process, control of the product transfers to RLS, which also recognizes revenue from the sale of goods once all performance obligations have been satisfied with the customer. These patient specific doses are transported and delivered to imaging clinics within specific time frames. Revenue is recognized in Revenue from contracts with customers within the Consolidated statement of comprehensive income and loss.
Distribution services contracts are generally fixed-price per dose and as such revenue is recognized on successful delivery of a ready-to-inject dose, as the customer receives and uses the benefits simultaneously.
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
1.Basic earnings per share
Basic earnings per share is calculated by dividing: the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the period and excluding treasury shares.
2.Diluted earnings per share
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
2.27. Fair value measurement
Certain judgments and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. The different levels have been defined as follows:
•Level 1: fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets is the current bid price.
•Level 2: fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•Level 3: if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
There were no transfers between level 1, 2 and 3 for recurring fair value measurements during the year. The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of the reporting period.
Certain judgments and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements.
2.28. Key judgments and estimates
In the process of applying the Group’s accounting policies, a number of judgments and estimates of future events are required.
1.Impairment assessment – carrying value of goodwill and intangible assets
The assessment of impairment of the goodwill and intangible assets has required estimates and judgments to be made.
The inputs for these have been outlined in note 21.
2.Contingent consideration and decommissioning liabilities
The Group has identified the contingent consideration and decommissioning liabilities as balances requiring estimates and significant judgments. These estimates and judgments have been outlined in note 27 and note 28.
3.      Segment reporting
The Group has operations in the Americas, Asia Pacific, and Europe, Middle East and Africa regions.
Reportable segments
The Group’s operating segments are based on the reports reviewed by the Group Chief Executive Officer who is considered to be the chief operating decision maker.
Segment performance is evaluated based on Adjusted earnings before interest, tax, depreciation and amortization
("Adjusted EBITDA"). Adjusted EBITDA excludes the effects of the remeasurement of contingent consideration and government grant liabilities and other income and expenses which may have an impact on the quality of earnings such as impairments where the impairment is the result of an isolated, non-recurring event. Interest income and treasury related finance costs are not allocated to segments as this activity is managed by a central treasury function, which manages the cash position of the Group.

Segment assets and liabilities are measured in the same way as in the financial statements. The assets and liabilities are allocated based on the operations of the segment.

Reportable segment	Principal activities
Precision Medicine
Commercial sales of Illuccix, Gozellix and other diagnostic products subsequent to obtaining regulatory approvals. This segment includes the development activities of the Group’s diagnostic pipeline. The Group’s International and Medical Technologies businesses are operating segments that are included within the Precision Medicine reportable segment due to the similar nature of the diagnostic products being sold or developed for commercialization.

Therapeutics
Developing the Group’s core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization and research and development services. This segment includes the development activities of the Group’s therapeutic pipeline.

Manufacturing Solutions
Telix Manufacturing Solutions business. This segment comprises costs to operate our facilities and assets associated with the Group’s vertically integrated manufacturing and supply chain. This business includes facilities at Brussels South, IsoTherapeutics,
TMS Sacramento, North Melbourne, ARTMS and RLS Radiopharmacies.

Reconciling items includes head office and centrally managed costs.
3.1.   Segment performance

	Precision Medicine	Therapeutics	Manufacturing Solutions	Inter- segment eliminations	Total segment	1.
2025	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue from contracts with customers	621,930	9,273	172,591	-	803,794
Inter-segment revenue	-	-	72,514	(72,514)	-
Cost of sales	(222,750)	(229)	(222,853)	68,476	(377,356)
Gross profit	399,180	9,044	22,252	(4,038)	426,438
Research and development costs	(71,156)	(98,039)	(5,813)	3,759	(171,249)
Selling and marketing expenses	(82,359)	(1,434)	(12,973)	-	(96,766)
Manufacturing and distribution costs	(10,262)	(4,238)	(30,093)	-	(44,593)
General and administration costs	(22,303)	(3,606)	(12,021)	-	(37,930)
Other (losses)/gains (net)	(3,552)	21	14,711	-	11,180
Operating profit	209,548	(98,252)	(23,937)	(279)	87,080
Other losses/(gains) (net)	3,552	(21)	(14,711)	-	(11,180)
Depreciation and amortization	3,333	278	16,933	-	20,544
Adjusted earnings/ (loss) before interest, tax, depreciation and amortization	216,433	(97,995)	(21,715)	(279)	96,444

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	1.
	US$'000	US$'000	US$'000	US$'000
2024	(Recast)	(Recast)	(Recast)	(Recast)
Revenue from contracts with customers	508,508	6,226	1,817	516,551
Cost of sales	(178,263)	-	(2,125)	(180,388)
Gross profit	330,245	6,226	(308)	336,163
Research and development costs	(71,628)	(55,877)	(425)	(127,930)
Selling and marketing expenses	(55,358)	(88)	(507)	(55,953)
Manufacturing and distribution costs	(5,251)	(22)	(11,397)	(16,670)
General and administration costs	(27,777)	(137)	(3,977)	(31,891)
Other (losses)/gains (net)	(5,976)	-	81	(5,895)
Operating profit/(loss)	164,255	(49,898)	(16,533)	97,824
Other losses/(gains) (net)	5,976	-	(81)	5,895
Depreciation and amortization	3,679	-	856	4,535
Adjusted earnings/(loss) before interest, tax, depreciation and amortization	173,910	(49,898)	(15,758)	108,254

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment
	US$'000	US$'000	US$'000	US$'000
2023	(Recast)	(Recast)	(Recast)	(Recast)
Revenue from contracts with customers	329,205	3,496	277	332,978
Cost of sales	(123,445)	-	-	(123,445)
Gross profit	205,760	3,496	277	209,533
Research and development costs	(53,669)	(31,258)	(388)	(85,315)
Selling and marketing expenses	(33,358)	(106)	-	(33,464)
Manufacturing and distribution costs	(4,798)	(69)	(1,384)	(6,251)
General and administration costs	(20,707)	(185)	(2,475)	(23,367)
Other losses (net)	(24,497)	-	-	(24,497)
Operating profit/(loss)	68,731	(28,122)	(3,970)	36,639
Other losses (net)	24,497	-	-	24,497
Depreciation and amortization	3,729	-	157	3,886
Adjusted earnings/(loss) before interest, tax, depreciation and amortization	96,957	(28,122)	(3,813)	65,022
Activities between segments are eliminated on consolidation. The amounts presented are measured consistently with the group’s external reporting. Segment assets are allocated based on the operations of the segment and the physical location of the asset.

3.2.   Reconciliation of total segment adjusted EBITDA to profit/(loss) before income tax

		2025	2024	2023
	Note	US$'000	US$'000	US$'000
			(Recast)	(Recast)
Total segment adjusted EBITDA		96,444	108,254	65,022
Unallocated income, expenses and eliminations:
General and administration costs		(56,897)	(53,111)	(25,702)
Other gains/(losses) (net)	10	11,735	4,885	(23,827)
Finance income		5,826	7,180	671
Finance costs	11	(40,868)	(24,442)	(9,085)
Depreciation and amortization	9	(21,506)	(4,851)	(4,485)
(Loss)/profit before income tax		(5,266)	37,915	2,594
General and administration costs predominantly comprise employment costs of $31,950,000 (2024: $30,264,000 2023:
$18,420,000) and other centrally managed IT, legal and other corporate costs.
3.3.   Operating segment assets and liabilities

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group	1.
December 31, 2025	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Total assets	233,252	228,110	515,429	976,791	187,195	1,163,986
Total liabilities	159,523	17,099	156,599	333,221	415,389	748,610
Additions to non- current assets	19,503	67,715	324,472	411,690	7,840	419,530

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
December 31, 2024	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Total assets	300,731	134,440	137,223	572,394	367,985	940,379
Total liabilities	149,745	9,414	53,962	213,121	374,321	587,442
Additions to non- current assets	1,590	92,867	110,828	205,285	308	205,593
Reconciling items primarily comprise cash and cash equivalents held centrally $82,833,000 (2024: $326,421,000), investments in financial assets $37,094,000 (2024: $34,746,000), property, plant and equipment $6,915,000 (2024:
$1,084,000), borrowings (convertible bonds) $383,023,000 (2024: $333,378,000) which are managed centrally.

3.4.   Geographical information

	2025	2024	2023
	Revenue by location of customer	Revenue by location of customer	Revenue by location of customer
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
China	9,834	382	863
United States	784,905	502,760	324,474
Other countries	9,055	13,409	7,641
Total	803,794	516,551	332,978

	2025	2025	2024
	Non-current assets by location of asset		Non-current assets by location of asset
	US$'000		US$'000
			(Recast)
Australia	101,753		81,242
Belgium	59,460		36,324
Canada	86,643		78,292
United Kingdom	37,071		34,020
United States	481,181		107,904
Other countries	8,245		3,560
Total	774,353		341,342
The total non-current assets figure above excludes deferred tax assets.
1 Pre-commercial R&D costs includes $14,103,000 (2024 $2,779,000) of Zircaix inventory that is included within research and development costs, refer to note 15 for further details.

4.      Revenue from contracts with customers
Disaggregation of revenue from contracts with customers.
The Group derives revenue from the sale and transfer of goods and services over time and at a point in time under the following major business activities:

			2025	2024	2023
	Recognition	Operating segment	US$'000	US$'000	US$'000
				(Recast)	(Recast)
Sale of goods	At a point in time	Precision Medicine	621,612	508,401	328,921
Sale of goods	At a point in time	Manufacturing Solutions	164,048	-	-
Royalty income	At a point in time	Precision Medicine	318	100	260
Royalty income	At a point in time	Therapeutics	55	-	-
Provision of services	Over time	Manufacturing Solutions	8,543	1,817	277
Licenses of intellectual property	Over time	Therapeutics	88	-	64
Research and development services	Over time	Precision Medicine	-	7	24
Research and development services	Over time	Therapeutics	9,130	6,226	3,432
Total revenue from continuing operations			803,794	516,551	332,978
5.      Research and development costs

	2025	2024	2023
	US$'000	US$'000	US$'000
Therapeutics		(Recast)	(Recast)	1.
Phase 3	49,209	36,378	17,585
Phase 2	19,332	8,376	7,937
Early stage clinical candidates	16,995	4,914	4,553
Pre-clinical research and innovation	12,503	6,209	1,183
Total Therapeutics R&D	98,039	55,877	31,258
Precision Medicine
Commercial	18,806	7,139	3,883
Pre-commercial[1]	46,403	61,831	45,117
Pre-clinical research and innovation	5,947	2,658	4,669
Total Precision Medicine R&D	71,156	71,628	53,669
Total product development R&D	169,195	127,505	84,927
Manufacturing Solutions
Other research and development projects	5,813	425	388
Total Manufacturing Solutions R&D	5,813	425	388
Inter-segment R&D	(3,759)	-	-
Total research and development costs	171,249	127,930	85,315

Other research and development projects includes research and innovation costs and other early-stage development projects
6. Manufacturing and distribution costs
The following costs are included within manufacturing and distribution costs:

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Radiopharmacy operations	9,696	-	-
Quality costs	9,329	6,422	3,603
Supply chain costs	4,335	1,484	-
Technical services	3,433	1,539	-
Global manufacturing costs	3,631	806	2,644
The increase in manufacturing and distribution costs was driven by the impact of RLS results for 11 months and higher costs associated with preparing the Brussels South manufacturing facility for GMP commercial production.
7.      General and administration costs
The significant components of general and administration costs are summarized below:

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Professional fees	16,541	9,794	6,651
Acquisition transaction costs	-	5,750	-
U.S. listing costs	-	6,026	-
IT infrastructure, hosting and support	8,406	5,967	4,691
Travel, conferences and entertainment	2,935	4,732	3,920
Rent and insurance	4,550	2,835	2,509
The increase in general and administration costs was driven by the impact of RLS results for 11 months, costs incurred to implement a Sarbanes-Oxley program, and professional fees in connection with the legal matters outlined in note 34 of this report. Other material general and administration costs are employment related as included within note 8 below.
8.      Employment costs

	2025	2024	2023
	US$'000	US$'000	US$'000	1.
		(Recast)	(Recast)
Salaries and wages	174,066	87,116	56,168
Short term incentives	13,269	5,801	4,750
Sales commissions	8,753	5,604	4,746
Share-based payment charge	19,146	12,928	5,848
Superannuation	3,542	1,711	1,236
Non-Executive Directors’ fees	752	563	383
	219,528	113,723	73,131
1 Refer to note 28 for further information of remeasurements associated with contingent consideration.

Salaries and wages of $2,235,000 (2024: $3,984,000, 2023: $983,000) are included within the cost of sales in the
Consolidated statement of comprehensive income/(loss). The increase in employment costs was predominantly due to the impact of RLS results for 11 months, and additional employees hired to drive higher commercial sales and support our global manufacturing facilities.
9.      Depreciation and amortization

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Amortization of intangible assets	9,882	2,545	2,883
Depreciation	11,624	2,306	1,602
	21,506	4,851	4,485
10.      Other (gains)/losses (net)

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Remeasurement of contingent consideration[1]	(11,618)	7,326	22,687
Remeasurement of provisions	(12)	458	(130)
Realized currency gain	(193)	(76)	(1,636)
Impairments/(impairment reversals) of intangible assets	566	(475)	550
Other income	(1,234)	(299)	(14)
Unrealized currency gain/(loss)	756	(11,819)	2,370
	(11,735)	(4,885)	23,827
11.     Finance costs

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Unwind of discount	26,653	19,356	8,423
Interest expense on lease liabilities	3,637	491	423
Convertible bond interest expense	9,945	4,239	-
Interest expense	181	64	97
Bank fees	452	292	142
Finance costs	40,868	24,442	9,085
The Group recognized an unwind of discount on convertible bonds of $22,502,000 (2024: $9,088,000, 2023: Nil), unwind of working capital facility costs of $49,000 (2024: Nil, 2023: Nil), contingent consideration liabilities of
$2,201,000 (2024: $9,546,000, 2023: $7,575,000), provisions of $445,000 (2024: $256,000, 2023: $279,000) and contract liabilities of $137,000 (2024: $469,000, 2023: $644,000).

12.     Income tax expense/(benefit)
12.1. Income tax expense/(benefit)

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Current tax expense[1]	13,994	18,566	10,924
Deferred tax benefit	(12,135)	(14,336)	(12,538)
Income tax expense/(benefit)	1,859	4,230	(1,614)
1.The current tax expense is attributable to Telix Innovations SA and Telix Pharmaceuticals US Inc and is driven by the individual entity’s taxable profits.
12.2. Numerical reconciliation of prima facie tax payable to income tax expense/(benefit)

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
(Loss)/profit before income tax	(5,266)	37,915	2,594
Prima-facie tax at a rate of 30.0% (2024: 30.0%, 2023: 30.0% )	(1,580)	11,375	778
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Net R&D tax incentive credit	(1,425)	(13,818)	(4,889)
Remeasurement of provisions	589	4,910	9,183
Share-based payments expense & Employee Share Trust payments	(8,442)	(1,301)	(5,372)
Sundry items	81	371	375
Foreign exchange translation gains	360	-	678
	(10,417)	1,537	753
Current year tax losses not recognized	17,765	40,522	23,197
Difference in overseas tax rates	(5,489)	(37,829)	(25,564)
Income tax expense/(benefit)	1,859	4,230	(1,614)
13.    Earnings per share
13.1. Basic earnings per share

	2025	2024	2023
	Cents	Cents	Cents	1.
		(Recast)	(Recast)	1.
Basic (loss)/earnings per share from continuing operations attributable to the ordinary equity holders of the Company	(2.11)	10.17	1.32
Total basic (loss)/earnings per share attributable to the ordinary equity holders of the Company	(2.11)	10.17	1.32
1 For the year ended December 31, 2025 there were 14,057,626 options that were not included in the calculation of diluted earnings as they were antidilutive.
2 In conjunction with acquisition of RLS, allowance for impairment losses increased as a result of the shift in customer base post-acquisition. Refer to Note 2.9 for further information on our accounting policies with respect to trade receivables.

13.2. Diluted earnings per share

	2025	2024	2023
	Cents	Cents	Cents	1.
		(Recast)	(Recast)	1.
Diluted (loss)/earnings per share from continuing operations attributable to the ordinary equity holders of the Company	(2.11)	9.76	1.30
Total diluted (loss)/earnings per share attributable to the ordinary equity holders of the Company	(2.11)	9.76	1.30
13.3. Weighted average number of shares used as the denominator

	2025	2024	2023
	Number	Number	Number	1.
	’000	’000	’000
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/loss per share	337,880	331,226	319,181
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings/loss per share[1]	337,880	345,188	323,710
13.3.1.Options and rights
Equity instruments (options, PSARs, PSIRs and rights) granted to employees under the Group’s EIP scheme (refer to note
31 for further details) and rights issued as part of acquisitions are considered to be potential ordinary shares. They have been included in the determination of diluted earnings per share based on achieving the required performance hurdles, and to the extent to which they are dilutive.
13.3.2.Convertible bonds
Convertible bonds issued during the year are not included in the calculation of diluted earnings per share, because they are antidilutive for the year ended December 31, 2025. These options could potentially dilute basic earnings per share in the future. Refer to note 25.3 for further details relating to the convertible bonds.
14.     Trade and other receivables

	2025	2024
	US$'000	US$'000
		(Recast)
Trade receivables	131,579	87,059
Allowance for impairment losses[2]	(2,377)	(131)
	129,202	86,928
1 Brand name subject to final regulatory approval
2 The Group has paid a cash security deposit as part of the working capital facility agreement with HSBC Bank Australia
Limited, the deposit is for a term longer than 90 days and as such it has been excluded from cash and cash equivalents
(refer to note 25.2 for further details of this facility)

15.     Inventories

	2025	2024
	US$'000	US$'000
		(Recast)
Raw materials and stores	18,734	8,915
Work in progress	9,789	8,598
Finished goods	25,413	8,686
Provision for obsolescence	(16,856)	(2,579)
Total inventories	37,080	23,620
The amount of inventory recognized as an expense during the year was $142,002,000 (2024: $23,875,000, 2023:
$13,939,000).
Clinical inventory and inventory manufactured as part of the TLX250-Px (Zircaix)1 commercial manufacturing process qualification and validation has been capitalized as work in progress, with a corresponding provision for obsolescence recognized. This is on the basis that, prior to regulatory approval, the Group has not demonstrated that the batches produced can be sold commercially.
16.     Other current assets

	2025	2024
	US$'000	US$'000
		(Recast)
Other receivables	1,286	1,767
GST receivables	1,840	5,047
Prepayments	12,963	6,844
Total other current assets	16,089	13,658
17.     Financial assets

	2025	2024
	US$'000	US$'000
		(Recast)
Investment in Mauna Kea Technologies	1,023	2,104
Investment in Atonco SAS	2,321	1,670
Investment in IRMA Surgical Pty Ltd	334	-
Restricted cash[2]	33,416	30,972
Total financial assets	37,094	34,746

18.     Deferred tax assets and liabilities
18.1. Deferred tax assets

	2025	2024
	US$'000	US$'000
		(Recast)
The balance comprises temporary differences attributable to:
Tax losses	22,568	1,162
Intangible assets	-	-
Employee benefit obligations	16,160	4,005
Lease liabilities	14,532	1,258
Inventories	22,283	22,643
Other	1,931	5,279
Total deferred tax assets	77,474	34,347
Set-off of deferred tax liabilities pursuant to set-off provisions	(18,121)	(5,427)
Net deferred tax assets	59,353	28,920

	Tax losses	Intangible assets	Employee benefit obligations	Lease liabilities	Inventories	Other	Total	1.
Deferred tax assets movements	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	1.
Balance at January 1, 2025	1,162	-	4,005	1,258	22,643	5,279	34,347
Credited/(charged):
on acquisition	10,867	-	-	13,670	-	-	24,537
to profit and loss	10,539	-	12,155	(396)	(360)	(3,348)	18,590
Balance at December 31, 2025	22,568	-	16,160	14,532	22,283	1,931	77,474

	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance at January 1, 2024	-	5,675	1,909	1,218	7,507	364	16,673
Credited/(charged):							-
to profit and loss	1,162	(5,675)	2,096	40	15,136	4,915	17,674
Balance at December 31, 2024	1,162	-	4,005	1,258	22,643	5,279	34,347

18.2. Deferred tax liabilities

	2025	2024
	US$'000	US$'000
		(Recast)
The balance comprises temporary differences attributable to:
Intangible assets	44,706	5,796
Right-of-use assets	14,315	1,621
Unrealized foreign exchange gains	3,806	3,806
Total deferred tax liabilities	62,827	11,223
Set-off of deferred tax assets pursuant to set-off provisions	(18,121)	(5,427)
Net deferred tax liabilities	44,706	5,796

	Intangible assets	Right-of- use assets	Unrealized foreign exchange gains	Total
Deferred tax liabilities movements	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2025	5,796	1,621	3,806	11,223
Charged/(credited):
on acquisition	32,079	13,070	-	45,149
to profit and loss	6,831	(376)	-	6,455
Balance at December 31, 2025	44,706	14,315	3,806	62,827

	(Recast)	(Recast)	(Recast)	(Recast)
Balance at January 1, 2024	1,625	1,057	-	2,682
Charged/(credited):
on acquisition	5,203	-	-	5,203
to profit and loss	(1,032)	564	3,806	3,338
Balance at December 31, 2024	5,796	1,621	3,806	11,223
18.3. Unrecognized deferred tax assets
The composition of the Group’s unrecognized deferred tax assets is as follows:

	2025	2024
Unrecognized deferred tax assets	US$'000	US$'000
		(Recast)
Tax losses and tax credits	112,725	90,426
Temporary differences in relation to provisions	-	2
Temporary differences in relation to employee benefit obligations	1,363	1,213
Temporary differences in relation to intangible assets	-	678
Temporary differences in relation to inventories	-	332
Temporary differences in relation to lease liabilities	1,819	419
Temporary differences in relation to share-based payments	9,500	19,777
Total unrecognized deferred tax assets	125,407	112,847

18.4. Carried forward tax losses and credits

Unused tax losses and carried forward tax credits for which no deferred tax asset has been recognized	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Australia	112,633	83,326	56,717
Other countries	92	7,100	1,029
Unrecognized income tax benefit	112,725	90,426	57,746
Unused tax losses and carried forward tax credits for which a deferred tax asset has been recognized
Other countries	3,431	1,162	-
Recognized income tax benefit	3,431	1,162	-
19.     Property, plant and equipment

	Land and buildings	Plant, equipment and vehicles	Furniture, fittings and equipment	Leasehold improvements	Construction in progress	Total	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2025	11,733	3,311	1,764	1,572	9,461	27,841
Additions	-	10,840	1,826	2,110	11,246	26,022
Acquisition of businesses	-	3,286	738	224	803	5,051
Reclassifications	6,287	4,657	(1,469)	(173)	(9,302)	-
Changes in provisions	(775)	(22)	21	-	-	(776)
Depreciation charge	(308)	(1,995)	(988)	(402)	-	(3,693)
Exchange differences	1,397	2,256	258	71	234	4,216
Balance at December 31, 2025	18,334	22,333	2,150	3,402	12,442	58,661
Cost	18,854	24,757	4,080	4,279	12,442	64,412
Accumulated depreciation	(520)	(2,424)	(1,930)	(877)	-	(5,751)
Net book amount	18,334	22,333	2,150	3,402	12,442	58,661

	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2024	8,133	317	466	1,061	5,871	15,848
Additions	26	3,099	1,470	428	4,416	9,439
Acquisition of businesses	-	933	173	424	-	1,530
Reclassifications	(53)	(73)	77	49	-	-
Changes in provisions	3,564	-	-	-	-	3,564
Depreciation charge	-	(234)	(312)	(228)	-	(774)
Exchange differences	63	(731)	(110)	(162)	(826)	(1,766)
Balance at December 31, 2024	11,733	3,311	1,764	1,572	9,461	27,841
Cost	11,945	3,740	2,706	2,047	9,461	29,899
Accumulated depreciation	(212)	(429)	(942)	(475)	-	(2,058)
Net book amount	11,733	3,311	1,764	1,572	9,461	27,841

20.     Right-of-use assets

	Properties	Motor vehicles	Total	1.
	US$'000	US$'000	US$'000
Balance at January 1, 2025	4,072	1,733	5,805
Additions	8,373	415	8,788
Acquisition of businesses	46,930	2,769	49,699
Depreciation charge	(6,696)	(1,080)	(7,776)
Exchange differences	391	43	434
Balance at December 31, 2025	53,070	3,880	56,950
Cost	62,876	6,239	69,115
Accumulated depreciation	(9,806)	(2,359)	(12,165)
Net book amount	53,070	3,880	56,950

	(Recast)	(Recast)	(Recast)
Balance at January 1, 2024	4,197	813	5,010
Additions	-	1,482	1,482
Reclassifications	1,129	-	1,129
Depreciation charge	(1,118)	(414)	(1,532)
Exchange differences	(136)	(148)	(284)
Balance at December 31, 2024	4,072	1,733	5,805
Cost	7,573	3,055	10,628
Accumulated depreciation	(3,501)	(1,322)	(4,823)
Net book amount	4,072	1,733	5,805
The consolidated statement of comprehensive income or loss shows the following amounts relating to right-of-use assets:

	2025	2024	2023
Depreciation charge on right-of-use assets	US$'000	US$'000	US$'000
		(Recast)	(Recast)
Properties	6,696	1,118	669
Motor vehicles	1,080	414	300
	7,776	1,532	969

21.     Intangible assets

	Goodwill	Intellectual property	Customer relationships and brands	Software	Patents	Licenses	Total	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	1.
Balance at January 1, 2025	66,586	176,426	741	2,284	318	11,503	257,858
Acquisition of businesses	143,660	-	90,200	806	-	15,400	250,066
Additions	-	32,410	127	1,291	46	46,030	79,904
Measurement period adjustments	4,731	-	-	-	-	-	4,731
Reclassifications	(18,759)	18,759	-	-	-	-	-
Amortization charge	-	(2,026)	(5,871)	(460)	(17)	(1,508)	(9,882)
Impairments	-	-	-	-	-	(566)	(566)
Changes in provisions	6	(565)	-	-	-	-	(559)
Exchange differences	2,764	6,395	-	403	25	1,684	11,271
Balance at December 31, 2025	198,988	231,399	85,197	4,324	372	72,543	592,823
Cost	198,988	250,952	91,230	4,805	715	75,095	621,785
Accumulated amortization	-	(19,553)	(6,033)	(481)	(343)	(2,552)	(28,962)
Net book amount	198,988	231,399	85,197	4,324	372	72,543	592,823

	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2024	3,940	62,495	-	1,109	362	7,148	75,054
Acquisition of businesses	65,452	26,232	902	-	-	-	92,586
Additions	-	92,867	-	1,303	-	5,257	99,427
Reclassifications	52	-	-	-	-	(52)	-
Amortization charge	-	(2,589)	(142)	-	(30)	(300)	(3,061)
Impairments	-	475	-	-	-	-	475
Changes in provisions	-	993	-	-	-	-	993
Exchange differences	(2,858)	(4,047)	(19)	(128)	(14)	(550)	(7,616)
Balance at December 31, 2024	66,586	176,426	741	2,284	318	11,503	257,858
Cost	66,586	192,448	902	2,284	609	12,434	275,263
Accumulated amortization	-	(16,022)	(161)	-	(291)	(931)	(17,405)
Net book amount	66,586	176,426	741	2,284	318	11,503	257,858

Cash generating units
The allocation of intangible assets to each cash-generating unit ("CGU") is summarized below:

			2025	2024
Operating segment	Useful life	Product or business unit	US$'000	US$'000	1.
				(Recast)	1.
Precision Medicine	Definite and indefinite	TLX591-Px (Illuccix®)	2,511	4,304
Precision Medicine	Definite	TLX66-Px	513	475
Precision Medicine	Indefinite	TLX300-Px	134	-
Precision Medicine	Definite	Patents	372	318
Precision Medicine	Definite and indefinite	SENSEI	36,641	33,826
Precision Medicine	Indefinite	Dedicaid, QDOSE	3,091	2,300
Therapeutics	Indefinite	TLX101-Tx	1,356	1,209
Therapeutics	Indefinite	TLX090-Tx	92,762	92,762
Therapeutics	Indefinite	TLX591-Tx	12,079	11,195
Therapeutics	Indefinite	TLX66-Tx	10,902	10,629
Therapeutics	Indefinite	TLX300-Tx	4,560	4,226
Therapeutics	Indefinite	TLX400-Tx	11,771	-
Therapeutics	Indefinite	Telix Targeting Technology	66,970	-
Manufacturing Solutions	Indefinite	ARTMS	85,209	76,554
Manufacturing Solutions	Indefinite	RLS	143,660	-
Manufacturing Solutions	Definite	RLS	99,741	-
Manufacturing Solutions	Definite and indefinite	IsoTherapeutics	12,027	12,271
Manufacturing Solutions	Definite	Brussels South and Sacramento	8,524	7,789
			592,823	257,858
Goodwill is allocated to the CGUs outlined below.

	2025		2024
	US$'000		US$'000
CGU		1.	(Recast)
Brussels South and Sacramento	511		511
RLS	143,660		-
IsoTherapeutics	11,530		11,530
ARTMS	39,927		51,502
TLX101-Tx	849		716
TLX591-Px (Illuccix®)	2,511		2,327
Total goodwill allocated to CGUs	198,988		66,586
For the purposes of the annual impairment test outlined below, each RLS radiopharmacy is considered a separate CGU on the basis that each site incurs site-specific costs and generates independent cash flows.
Impairment test for goodwill and indefinite life intangible assets
Goodwill and indefinite life intangible assets are tested annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value of cash-generating units containing indefinite-lived intangible assets and goodwill may be impaired. Potential impairment is identified by comparing the fair value of a cash-generating unit to its carrying value, including goodwill. At December 31, 2025, the Directors used a fair value less costs to sell approach to assess the carrying value of goodwill and indefinite life intangible assets. No impairment was recognized by the Group.

Key assumptions used for the fair value less costs to sell approach
The Group has identified the estimate of the recoverable amount as a significant judgment for the year ended
December 31, 2025. In determining the recoverable amount of goodwill and indefinite life intangible assets, the Group has used discounted cash flow forecasts and the following key assumptions (classified as level 3 inputs in the fair value hierarchy):
•discounted expected future cash flows for assets under development comprise of remaining costs to be incurred to marketing authorization and then span a further 10 years from marketing authorization. A terminal value with a declining growth rate, where appropriate, based on our view of the longer term growth profile of the asset is applied. This reflects the anticipated product life cycle, and includes cash inflows and outflows determined using further assumptions below
•discounted expected future cash flows for operating business within Manufacturing Solutions span 10 years after which a terminal value using a long term growth rate of 5% (2024: 5%) is applied, and cash inflows and outflows determined using further assumptions below
•asset specific risk adjusted post-tax discount rates which range from – 11.7% to 15.0% (2024: 12.5%)
•regulatory/marketing authorization approval dates, these are re-assessed in conjunction with Senior Management and Commercial teams
•expected sales volumes, these are determined by applying a target market share to cancer incidence rates across various countries, sourced from data provided by the World Health Organization’s International Agency for Research
on Cancer
•net sales price per unit, for commercialized products forecast average selling price is used and for products in development a target sales price is used
•approval for marketing authorization probability success factor, this varies depending on the clinical trial stage of each program and is generally based on internal or external clinical research or publically available industry data
•in relation to cash outflows consideration has been given to cost of sales, selling and marketing expenses, general and administration costs and the anticipated research and development costs to reach commercialization.
Associated expenses such as royalties, milestone payments and license fees are included, and
•costs of disposal were assumed to be immaterial at December 31, 2025.
Impact of possible changes in key assumptions
The Group has considered reasonable possible changes in the key assumptions as outlined below and has not identified any instances that could cause the carrying amounts of the intangible assets at December 31, 2025 to exceed their recoverable amounts.
Outlined below are impacts of possible changes in key assumptions for material CGUs that were recently acquired. The group would have to recognize an impairment against the carrying value of the intangible assets of each respective CGU.

Asset	An increase of 2.5% in post- tax discount rate	A 10% decrease in probability of success	A one year delay in commercialization	A 50% reduction in terminal growth rate	A 10% reduction in future cash inflows
	US$'000	US$'000	US$'000	US$'000	US$'000
Telix Targeting Technology	(21,500)	(37,400)	(10,000)	Not applicable	Not applicable
RLS	(70,300)	Not applicable	Not applicable	(46,000)	(45,200)
The key sensitivities in the valuation remain the continued successful development and commercialization of core assets.
If the Group is unable to successfully develop each asset, this may result in an impairment of the carrying amount of our intangible assets.
There were no other internal or external factors identified that could result in an impairment of definite life intangible assets at December 31, 2025.

22.  Other non-current assets

	2025	2024
	US$'000	US$'000
		(Recast)
Isotope raw materials	26,621	14,765
Investment in sub-leases	1,340	-
Other deposits and assets	864	327
Total other non-current assets	28,825	15,092
23.     Acquisitions
23.1 Acquisition of RLS (USA) Inc.
On January 28, 2025 Telix completed the acquisition of RLS (USA) Inc. (RLS), a radiopharmacy network distributing PET,
SPECT and therapeutic radiopharmaceuticals. The acquisition of RLS is aligned to Telix’s investment strategy around vertically integrated supply chain, manufacturing, and distribution, further enabling the delivery of future clinical and commercial radiopharmaceutical products.
The total consideration is $240,921,000 of which $225,171,000 was paid in cash. A further $15,750,000 is payable in cash, contingent on achievement of certain milestones related to demonstration of accretive financial and operational performance during the four-quarters following closing.

The following table summarizes the consideration paid for RLS, the fair value of assets acquired and liabilities assumed at the acquisition date.

	Fair value
Consideration	US$'000	1.
Cash paid	225,171
Contingent consideration	15,750
Total consideration	240,921
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	4,509
Trade and other receivables	22,848
Other current assets	12,063
Inventories	3,676
Property, plant and equipment	5,051
Intangible assets	806
Investment in sub-lease	1,635
Right-of-use assets	49,699
Trade and other payables	(32,339)
Contingent or deferred consideration	(8,124)
Lease liabilities	(52,008)
Total identifiable assets and liabilities	7,816
Fair value adjustments
Customer relationships	60,400
Brand name	29,800
Radiopharmacy licenses	15,400
Deferred tax liabilities	(27,456)
Deferred tax asset	11,301
Total fair value adjustments	89,445
Goodwill	143,660
Total	240,921
Following the finalization of the purchase price accounting, goodwill increased by $13,173,000 from the provisional fair value reported as at June 30, 2025 for the reasons below:
•post acquisition net working capital changes of $2,816,000, and
•reduction of deferred tax asset by $10,357,000 following the completion of the formal tax analysis assessing the recoverability of the acquired carried forward tax tax losses.
The goodwill arising is attributable to the acquired workforce, anticipated future cost savings from utilizing RLS'
radiopharmaceutical distribution capabilities and synergies of integrating the business within the Group. The goodwill arising from the acquisition has been allocated to each radiopharmacy which operate as separate CGUs (refer to note 21 for further details).
Fair value adjustments have been recognized for acquisition-related intangible assets and related deferred tax.
The useful economic lives of each of these acquisition-related intangible assets is as follows:

Acquired intangible asset	Useful economic life
Customer relationships	20 years
Brand name	10 years
Licenses	10 years
Significant estimates used in purchase price accounting
The Group has used the multi-period excess earnings method and the relief from royalty method, which are a form of the income approach, in estimating the fair value of customer relationships and the brand name acquired, respectively when allocating the purchase consideration paid for the acquisition.
The estimates of the customer relationships and the brand name involve significant judgment by management in making cash flow projections for the intangible assets acquired and include significant assumptions with measurement uncertainty, such as:
•the revenue growth rates, earnings before interest and taxes ("EBIT") margin, and discount rate for customer relationships, and
•revenue growth rates, royalty rate, and discount rate for the brand name.
RLS contributed $170,088,000 in revenue and a net loss of $8,767,000 towards the Group’s loss before tax attributable to equity holders of the parent for the period after the date of acquisition.
Had the acquisition of RLS been completed on the first day of the 2025 financial year, Group revenues would have been approximately $13,607,000 higher and Group loss before tax attributable to equity holders of the parent would have been approximately $1,484,000 higher.
23.2 Acquisition of ImaginAb, Inc.
On January 30, 2025 Telix completed the acquisition of a pipeline of next generation therapeutic candidates, proprietary novel biologics technology platform, and a protein engineering and discovery research facility to enhance existing innovation capabilities from antibody engineering company ImaginAb, Inc.
The upfront purchase price for the transaction was $67,116,000 which comprised $10,000,000 in cash and 29,895,000 in equity through the issue of 2,053,311 fully paid ordinary Telix shares in January 2025 at a share price of $14.56 per share. A further $60,000,000 in Milestone Rights, or performance rights, is payable in cash and/or in ordinary shares, upon achievement of certain clinical milestones. The purchase price also includes a deferred amount payable of
$3,472,000 (up to a maximum of $4,000,000 in equity) at the conclusion of a 15-month indemnity period.
Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of $185 million, a portion of which may be paid in cash or equity at Telix’s election. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable. The acquisition has been allocated to the Therapeutics operating segment.
The Group has assessed that the acquisition does not meet the definition of a business in IFRS 3/AASB 3 Business
Combinations as the Group concluded that the acquisition does not include a self-sustaining substantive process capable of generating outputs. The assets acquired are discovery stage assets and the process of transforming them into commercially available products remains undeveloped and incomplete at the acquisition date. On this basis, the
Group has concluded that the components acquired will be treated as an asset acquisition.
The performance rights associated with the development milestones have been recognized as an equity settled share-
based payment at a fair value of $23,160,000 which has been included in the fair value of intellectual property. Each milestone associated with the rights has a fixed dollar amount which can be settled either in cash or shares. The fair value of the performance rights was determined based on management’s assessment of the likelihood of each milestone being reached against the fixed dollar amount for that milestone. The likelihood of the milestones being attained are considered non-vesting conditions as there are no further services or obligations of the counterparty, thus being reflected in the fair value.
The following table summarizes the consideration paid for ImaginAb, the fair value of assets acquired and liabilities assumed at the acquisition date.

	Fair value
Consideration	US$'000	1.
Cash paid	10,000
Performance rights issued	23,160
Equity issued	29,895
Acquisition related costs	589
Deferred payment	3,472
Total consideration	67,116
Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment	105
Right-of-use assets	629
Intellectual property	25,866
Licenses	41,145
Lease liabilities	(629)
Total identifiable assets and liabilities	67,116
Acquisition-related intangible assets of $25,866,000 relate to the valuation of the acquired ImaginAb therapeutic candidate intellectual property and $41,145,000 associated with a perpetual license for the targeting technology platform. The useful economic life of the intellectual property has not been assessed at the acquisition date, as the intellectual property is not available for commercial use until regulatory approval has been obtained.
23.3 Acquisition of FAP targeting candidates
On March 12, 2025 Telix entered into an asset purchase and exclusive worldwide in-license agreements for a suite of clinically validated FAP-targeting therapeutic and precision medicine (diagnostic) radiopharmaceutical candidates.
At closing Telix entered into an exclusive worldwide license agreement with a German company controlled by Professor
Frank Roesch, SCV GmbH, and a concurrently-signed asset purchase agreement with German company Medianezia
GmbH, which collectively hold the intellectual property rights to the FAP assets.
Telix paid €5,300,000 (US$5,774,000) in cash (in addition to €700,000 (US$747,000) paid upfront at agreement signing); and will pay a further €4,000,000 (US$4,354,000) in cash in the 12 months following entry into the agreements, subject to potential indemnity set-off. Telix will pay up to a further €132,000,000 (US$154,651,200) contingent upon achievement of certain clinical development and regulatory milestones related to both the diagnostic and therapeutic candidates under both agreements. An additional €20,000,000 (US$23,432,000) will be payable under the license agreement on achievement of certain commercial milestones related to the diagnostic product; as well as royalties on net sales in the low to mid-single digits on the diagnostic product and an earlier formulation of the therapeutic product, if used.
The Group has assessed that the acquisition does not meet the definition of a business in IFRS 3/AASB 3 Business
Combinations as the Group concluded that the acquisition does not include a self-sustaining substantive process capable of generating outputs. On this basis, the Group has concluded that the components acquired will be treated as an asset acquisition.
Contingent consideration in connection with the purchase of individual assets outside of business combinations is recognized as a financial liability only when the non-contingent obligation arises (i.e. when milestone is met). The determination of whether the payment should be capitalized or expensed is usually based on the reason for the contingent payment.
For the acquisition of the FAP targeting candidates, contingent payments based on regulatory approvals received (i.e.
development milestones) will be capitalized as the payments are incidental to the acquisition and making the asset available for its intended use. Contingent payments associated with sales related milestones will be expensed.

The fair values of identifiable assets on acquisition are outlined below:

	Fair value
Consideration	US$'000	1.
Cash paid	6,521
Acquisition related costs	31
Deferred payment	4,354
Total consideration	10,906
Recognized amounts of identifiable assets acquired and liabilities assumed
Intellectual property	6,544
License agreement	4,362
Total identifiable assets and liabilities	10,906
23.4 Acquisition of  ARTMS, Inc.
On 11 April 2024 Telix completed the acquisition of radioisotope production technology firm ARTMS, Inc. (ARTMS). During the period the Group finalised the purchase price allocation associated with the ARTMS acquisition. The adjustments to the acquired assets and liabilities and resultant goodwill were as follows:

		Fair value
Identifiable assets and liabilities	Increase or decrease	US$'000
Intellectual property	Increase	18,759
Deferred tax liabilities	Increase	(4,731)
Goodwill	Decrease	14,028
24.     Trade and other payables

	2025	2024
	US$'000	US$'000
		(Recast)
Trade creditors	71,661	42,227
Accruals	27,275	29,578
Deferred consideration	11,068	-
Customer rebates payable	17,148	7,450
Other creditors	17,215	3,322
Accrued royalties	604	1,617
Payroll liabilities	4,729	1,857
Government rebates payable	649	739
Total trade and other payables	150,349	86,790

25.     Borrowings

	2025		2024
	Current	Non-current	Current	Non-current	1.
	US$'000	US$'000	US$'000	US$'000	1.
			(Recast)	(Recast)	1.
Secured
Bank loans	1,418	8,989	923	8,526
Working capital facility	-	(98)	-	(93)
Total secured borrowings	1,418	8,891	923	8,433
Unsecured
Convertible bonds	11,692	383,023	10,840	333,378
Total unsecured borrowings	11,692	383,023	10,840	333,378
Total borrowings	13,110	391,914	11,763	341,811
December 31, 2025

	Loan balance	Due < 1 year	Due > 1 year	Facility limit	Maturity date	1.
Lenders	US$'000	US$'000	US$'00 0	US$'000		1.
The Hongkong and Shanghai Banking Corporation Limited As The Trustee For Convertible Bond Holders	394,715	11,692	383,023	434,395	30-Jul-29
IMBC Group	3,921	550	3,371	4,686	31-Mar-33
BNP Paribas	6,486	868	5,618	9,490	29-Feb-32
HSBC Bank Australia Ltd	(98)	-	(98)	33,415	3 years from first utilization
Total	405,024	13,110	391,914	481,986
December 31, 2024

	Loan balance	Due < 1 year	Due > 1 year	Facility limit	Maturity date	1.
	US$'000	US$'000	US$'000	US$'000		1.
Lenders	(Recast)	(Recast)	(Recast)	(Recast)		1.
The Hongkong and Shanghai Banking Corporation Limited As The Trustee For Convertible Bond Holders	344,218	10,840	333,378	402,610	30-Jul-29
IMBC Group	3,727	63	3,664	4,147	31-Mar-33
BNP Paribas	5,722	860	4,862	8,398	29-Feb-32
HSBC Bank Australia Ltd	(93)	-	(93)	30,970	3 years from first utilization
Total	353,574	11,763	341,811	446,125

25.1. Bank loans
The bank loans outstanding at December 31, 2025 are in relation to the build-out of the Brussels South radiopharmaceutical production facility. Telix Pharmaceuticals (Belgium) SPRL (a wholly owned subsidiary of Telix)
entered into two loan agreements, one with BNP Paribas and IMBC Group totaling €10,100,000 on a 10-year term, and a second loan with BNP Paribas totaling €2,000,000 on a two-year extendable term. All loans have a two-year repayment holiday period, with repayments due to commence from March 2024. The loans are secured by a fixed charge over the facility.
The loan agreements entitle BNP Paribas and IMBC Group to suspend or terminate all or part of the undrawn portion of the loan facilities with immediate effect and without prior notice. At December 31, 2025, the undrawn portion under the agreements was €1,989,000 ($2,330,000). As at the reporting date Telix has not received any notice to this effect.
The loan agreements require Telix Pharmaceuticals (Belgium) SRL to comply with various covenants relating to the conduct of the business, including non-payment of required repayments, specified cross-defaults (in the event of the use of trade bills) and ensuring cumulative losses of Telix Pharmaceuticals (Belgium) SPRL do not exceed 25% of its capital and reserves. Upon the occurrence of an event of default and in the event of a change of control, BNP Paribas and IMBC Group may accelerate payments due under the loan agreements or terminate the loan agreements. There were no events of default or changes of control during the year.
25.2. Working capital facility
On December 17, 2024, the Group entered into an agreement with HSBC Bank Australia Limited ("HSBC") to obtain a working capital facility of up to $33,415,000 (A$50,000,000). To date, the Group has not utilized this facility and has incurred establishment fee costs of $99,000 (A$150,000) associated with the facility.
The working capital facility is secured by a cash security deposit on an interest-bearing term deposit of $33,415,000
(A$50,000,000) held by HSBC with a maturity date equivalent to the term of the facility. There are no financial covenants associated with the facility. Refer to note 17 for further details.
25.3. Convertible bonds
On July 30, 2024 the Group completed the issue of $426,140,000 (A$650,000,000) in convertible bonds maturing in
2029. The bonds are convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds is A$24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds. The net proceeds were $416,324,000, after transaction costs.
The convertible bonds will bear interest at a rate of 2.375 per cent per annum. Interest will be payable quarterly in arrears on October 30, January 30, April 30 and July 30 in each year, beginning on October 30, 2024. The convertible bonds will mature on or about July 30, 2029, unless redeemed, repurchased, or converted in accordance with their terms. The holders have the option to redeem all or some of the convertible bonds on July 30, 2027 at their principal amount together with accrued but unpaid interest accrued to that date. The convertible bonds are listed on the SGX.
The convertible bonds are presented in the Group’s consolidated statement of financial position as follows:

	2025	2024	1.
	US$'000	US$'000	1.
		(Recast)
Opening balance	344,218	-
Face value of convertible bonds issued	-	426,140
Transaction costs	-	(9,816)
Other equity securities - value of conversion rights	-	(62,711)
Unwind of discount	22,502	9,088
Interest expense	9,945	4,239
Interest paid	(9,871)	(2,549)
Exchange differences	27,921	(20,173)
Closing balance	394,715	344,218
Current	11,692	10,840
Non-current	383,023	333,378
Total convertible bond liability	394,715	344,218

The initial fair value of the liability portion of the bond was determined using a market interest rate for an equivalent non-
convertible bond at the issue date. This fair value has been reduced by directly attributable transaction costs associated with the issue of the convertible bonds. The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and recognized as part of the share capital reserve, net of income tax and a proportion of transaction costs, and is not subsequently remeasured. Refer to note 30.2.2 for further details.
25.4. Reconciliation of liabilities arising from financing activities

	Opening balance	Net cash inflow/ (outflow)	Other non- cash movements	Closing balance	1.
	US$'000	US$'000	US$'000	US$'000	1.
For the year ended December 31, 2025
Bank loans	9,449	(524)	1,482	10,407
Working capital facility	(93)	-	(5)	(98)
Convertible bonds	344,218	(9,871)	60,368	394,715
Lease liabilities	6,588	(8,874)	64,368	62,082
	360,162	(19,269)	126,213	467,106
	(Recast)	(Recast)	(Recast)	(Recast)
For the year ended December 31, 2024
Bank loans	6,275	3,592	(418)	9,449
Working capital facility	-	(99)	6	(93)
Convertible bonds	-	413,775	(69,557)	344,218
Lease liabilities	5,659	(1,821)	2,750	6,588
	11,934	415,447	(67,219)	360,162
Other non-cash movements include recognition of the conversion option as part of the share capital reserve, new leases entered into during the year, leases acquired via acquisitions of a business, disposal of leases and exchange differences.
25.5. Fair value
For bank loans, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.
For the convertible bonds, the fair value is outlined below. The fair value is based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in the fair value hierarchy (refer to note 33.6) due to the use of unobservable inputs, including own credit risk.

	2025		2024		1.
	Carrying amount	Fair value	Carrying amount	Fair value	1.
	US$'000	US$'000	US$'000	US$'000	1.
			(Recast)	(Recast)	1.
Bank loans	10,309	10,309	9,356	9,356
Convertible bonds	394,715	399,348	344,218	344,412
25.6. Risk exposures
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
to finance the necessary research and development activities being performed by the Group.

26.     Lease liabilities
The consolidated statement of financial position shows the following amounts relating to leases:

	2025	2024
	US$'000	US$'000
		(Recast)
Balance at January 1,	6,588	5,659
Additions	8,281	1,837
Acquisition of businesses	52,008	1,104
Interest expense	3,637	491
Lease payments (principal and interest)	(8,874)	(1,821)
Exchange differences	442	(682)
Balance at December 31,	62,082	6,588

Lease liabilities	2025	2024	1.
	US$'000	US$'000	1.
		(Recast)	1.
Current	5,548	1,546
Non-current	56,534	5,042
Total lease liabilities	62,082	6,588
The consolidated statement of comprehensive income shows the following amounts relating to leases:

Interest expense relating to leases	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)	1.
Properties	3,476	428	402
Motor vehicles	161	63	21
Total lease interest	3,637	491	423
The total cash outflow for leases in 2025 comprises $5,237,000 (2024: $1,317,000, 2023: $1,266,000) principal and
$3,637,000 (2024: $491,000, 2023: $423,000) interest payments.

27.     Provisions

	Government grant liability	Decommissioning liability	Total	1.
	US$'000	US$'000	US$'000
Balance at January 1, 2025	1,858	7,248	9,106
Remeasurement of provisions	(12)	-	(12)
Unwind of discount	169	276	445
Charged to profit or loss	157	276	433
Exchange differences	254	953	1,207
Amounts adjusted to property, plant and equipment	-	(780)	(780)
Provision utilized	(223)	(4)	(227)
Balance at December 31, 2025	2,046	7,693	9,739
Current	562	-	562
Non-current	1,484	7,693	9,177
Total provisions	2,046	7,693	9,739

	(Recast)	(Recast)	(Recast)
Balance at January 1, 2024	1,822	4,048	5,870
Remeasurement of provisions	458	-	458
Unwind of discount	133	123	256
Charged to profit or loss	591	123	714
Exchange differences	(111)	(409)	(520)
Amounts adjusted to property, plant and equipment	117	3,656	3,773
Provision utilized	(561)	(170)	(731)
Balance at December 31, 2024	1,858	7,248	9,106
Current	576	-	576
Non-current	1,282	7,248	8,530
Total provisions	1,858	7,248	9,106
27.1. Government grant liability
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
The Group has estimated that the full variable repayments will be made up to the pre-agreed capped amount. The key inputs into this calculation are the risk adjusted discount rate of 3.9% (2024: 3.3%), the expected sales volumes and the net sales price per unit. The expected sales volumes and net sales price per unit assumptions are consistent with those utilized by the Group in the calculation of the contingent consideration liability and intellectual property valuation.
27.2. Decommissioning liability
Telix owns and operates a radiopharmaceutical production facility in Belgium. The site has cyclotrons installed in concrete shielded vaults which also contain some nuclear contamination associated with past manufacturing activities.
Telix has an obligation to remove the cyclotrons and restore the site.
In 2024, new cyclotrons were installed in the facility, which will be decommissioned at the end of the operating life of the facility. A provision for dismantling and removal of $3,656,000 has been recognized with respect to these cyclotrons, in addition to existing remediation costs to remove nuclear contamination in the vaults.

The total decommissioning costs expected to be incurred in 2041 of €12,451,000 (2024: €12,451,000) have been discounted using the Belgium risk-free rate of 3.9% (2024: 3.3%) and translated to US$ at the exchange rate at
December 31, 2025.
The provision represents the best estimate of the expenditures required to settle the present obligation at December 31,
2025. While the Group has made its best estimate in establishing its decommissioning liability, because of potential changes in technology as well as safety and environmental requirements, plus the actual timescale to complete decommissioning, the ultimate provision requirements could vary from the Group’s current estimates. Any subsequent changes in estimate which alter the level of the provision required are also reflected in adjustments to the intangible license asset. Each year, the provision is increased to reflect the unwind of discount and to accrue an estimate for the effects of inflation, with the charges being presented in the consolidated statement of comprehensive income or loss.
Actual payments for commencement of decommissioning activity are disclosed as provision utilized in the above table.
28.     Contingent consideration

US$'000
Balance at January 1, 2025	72,049
Remeasurement of contingent consideration	(11,618)
Unwind of discount	2,201
Charged to profit or loss	(9,417)
Exchange differences	1,946
Acquisition of businesses	17,492
Amounts adjusted to intangible assets	(383)
Payments for contingent consideration (Operating)	(51,786)
Payments for contingent consideration (Investing)	(7,667)
Balance at December 31, 2025	22,234
Current	11,540
Non-current	10,694
Total contingent consideration	22,234

(Recast)
Balance at January 1, 2024	63,453
Remeasurement of contingent consideration	7,326
Unwind of discount	9,546
Charged to profit or loss	16,872
Exchange differences	(2,783)
Acquisition of businesses	19,783
Amounts adjusted to intangible assets	1,159
Payments for contingent consideration (Operating)	(23,902)
Payments for contingent consideration (Investing)	(2,533)
Balance at December 31, 2024	72,049
Current	53,215
Non-current	18,834
Total contingent consideration	72,049
28.1. Telix Innovations (formerly ANMI)
The Group acquired ANMI on December 24, 2018. The Group is liable for future variable payments which are calculated based on the percentage of net sales for five years following the achievement of marketing authorization of the product.
The percentage of net sales varies depending on the net sales achieved in the U.S. and the rest of the world. The Group also held and exercised an option to buy-out the remaining future variable payments during the year, as the specified sales thresholds were met.

As at consolidated statement of financial position date, the Group remeasured the contingent consideration by
$1,973,000 as a result of actual sales volumes and fully settled the outstanding balance of $51,657,000.
28.2. Telix Switzerland (formerly TheraPharm)
Telix acquired TheraPharm on December 14, 2020. Part of the consideration for the acquisition was in the form of future payments contingent on certain milestones. These are:
•€5,000,000 cash payment upon successful completion of a Phase 3 pivotal registration trial
•€5,000,000 cash payment upon achievement of marketing authorization in Europe or the U.S., whichever approval comes first, and
•5% of net sales for the first three years following marketing authorization in Europe or the U.S., whichever approval comes first.
The valuation of the contingent consideration has been performed utilizing a discounted cash flow model that uses certain unobservable assumptions. These key assumptions include risk adjusted post-tax discount rate of 13.2% (2024:
12.5%), marketing authorization date, expected sales volumes over the forecast period, net sales price per unit and approval for marketing authorization probability success factor.
The following table summarizes the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:
Contingent consideration valuation

1.	Unobservable input	Methodology	December 31, 2025
Risk adjusted post- tax discount rate
The post-tax discount rate used in the
valuation has been determined based on
required rates of returns of listed companies
in the biotechnology industry (having
regards to their stage of development, size
and risk adjustments).
A 0.5% increase / decrease in the post-tax discount rate would decrease / increase the contingent consideration by $68,000.
	Expected sales volumes	This is determined through assumptions on target market population, penetration and growth rates in the United States and Europe.	A 10% increase / decrease in the sales volumes would increase / decrease the contingent consideration by $95,000.
	Net sales price per unit	The net sales price per unit is estimated based on comparable products currently in the market.	A 10% increase / decrease in the net sales price per unit would increase / decrease the contingent consideration by $95,000.
	Approval for marketing authorization probability success factor	This assumption is based on management’s estimate for achieving regulatory approval and is determined through benchmarking of historic approval rates.	An increase / decrease in the probability of success factor by 10% would increase / decrease the contingent consideration by $1,033,000.
28.3. IsoTherapeutics
The Group acquired IsoTherapeutics on April 9, 2024. The Group is liable for $5,000,000 which is payable in cash for performance-related milestone payments that are subject to meeting milestone conditions within twelve months of closing. During the year ended December 31, 2025, the milestone conditions were satisfied and the associated liability was settled.
28.4. ARTMS
Telix acquired ARTMS on April 11, 2024. Part of the consideration for the acquisition included US$24.5 million in contingent future earn-out payments which is payable in cash following achievement of certain clinical or commercial milestones. All earn-outs which have not otherwise expired will terminate on the 10 year anniversary of completion.
In addition to the above, the contingent consideration includes future royalty payments for a low single to low double-
digit percentage of net sales of ARTMS products or Telix products.
The contingent consideration liability has been valued using a discounted cash flow model that utilizes certain unobservable level 3 inputs. These key assumptions include risk adjusted post-tax discount rate of 14.3% (2024: 15.0%),
FDA approval dates, expected sales volume over the forecast period and net sales price per unit and a probability success factor in relation to ARTMS achieving its clinical or commercial milestones.

The following table summarizes the quantitative information about these assumptions, including the impact of sensitivities from reasonably possible changes where applicable:
Contingent consideration valuation

1.	Unobservable input	Methodology	December 31, 2025
Risk adjusted post- tax discount rate
The post-tax discount rate used in the
valuation has been determined based on
required rates of returns of listed companies
in the biotechnology industry (having
regards to their stage of development, size
and risk adjustments).
A 0.5% increase / decrease in the post-tax discount rate would decrease / increase the contingent consideration by $90,000.
	Expected sales volumes - ARTMS and Telix products	This is determined through assumptions on target market population, penetration and growth rates in the United States and Europe.	A 10.0% increase / decrease in the sales volumes would increase / decrease the contingent consideration by $145,000.
	Net sales price per unit	The net sales price per unit is estimated based on comparable products currently in the market.	A 10.0% increase / decrease in the net sales price per unit would increase / decrease the contingent consideration by $180,000 across the different royalties.
	Milestone achievement probability of success factor	This assumption is based on management’s estimate for achieving the clinical or commercial milestones.	An increase / decrease in the probability of success factor by 10.0% would increase / decrease the contingent consideration by $1,339,000.
29.     Employee benefit obligations

	2025	2024
	US$'000	US$'000
		(Recast)
Bonuses	15,255	11,238
Annual leave	4,116	2,906
Long service leave	444	305
Balance at December 31,	19,815	14,449
Current	19,371	14,144
Non-current	444	305
Total employee benefit obligations	19,815	14,449

30.     Equity
30.1. Share capital

	2025	2024	2023	2025	2024	2023
	Number ‘000	Number ‘000	Number ‘000	US$'000	US$'000	US$'000	1.
					(Recast)	(Recast)
Balance at January 1,	334,725	323,727	316,343	414,012	315,178	265,551
Shares issued through the exercise of share options and warrants[1]	1,693	525	3,879	29,722	5,357	27,857
Shares issued for Dedicaid[2]	38	-	207	467	-	1,213
Shares issued for Lightpoint[3]	269	-	3,298	4,467	-	20,557
Shares issued for IsoTherapeutics[4]	-	718	-	-	5,816	-
Shares issued for ARTMS[5]	-	5,675	-	-	46,733	-
Shares issued for QSAM[6]	-	4,080	-	-	40,928	-
Shares issued for Imaginab[7]	2,053	-	-	31,294	-	-
Transaction costs arising on new share issues	-	-	-	-	-	-
Balance at December 31,	338,778	334,725	323,727	479,962	414,012	315,178
1.Options exercised during the year through the employee Equity Incentive Plan resulted in 1,693,000 (2024: 525,000,
2023: 3,879,000) shares being issued of total value of $29,722,000 (2024: $5,357,000, 2023: $27,857,000).
2.On April 27, 2023, the Group completed the acquisition of Dedicaid GmbH. The consideration for the acquisition comprised 207,000  in Telix shares at a 10-day volume weighted average price of shares on the execution date of
A$8.73 per share. During the year, the Group issued 37,575 fully paid ordinary shares upon satisfaction of certain milestones.
3.On November 1, 2023, the Group completed the acquisition of Lightpoint through the issue of 3,298,000 fully paid ordinary Telix shares at A$9.37 per share. During the year, the Group issued 269,075 fully paid ordinary shares in satisfaction of Lightpoint milestone rights.
4.On April 9, 2024, the Group completed the acquisition of IsoTherapeutics. The consideration included the issue of
717,587 fully paid ordinary Telix shares at A$12.42 per share.
5.On April 11, 2024, the Group completed the acquisition of ARTMS. The consideration included the issue of 5,674,365 fully paid ordinary Telix shares at A$12.62 per share.
6.On May 3, 2024, the Group completed the acquisition of QSAM. The purchase price included the issue of 3,671,120 fully paid ordinary Telix shares at $14.80 per share and a further 409,026 fully paid ordinary Telix shares at $18.05 per share.
7.On January 30, 2025, the Group completed the acquisition of ImaginAb. The consideration included the issue of
2,053,311 fully paid ordinary Telix shares at A$24.37 per share.
The weighted average ordinary shares for the period January 1, 2025 to December 31, 2025 is 337,879,901 (2024:
331,226,491, 2023: 319,180,783). The Company does not have a limited amount of authorized capital under Australian law.
Rights applying to securities:
1.Ordinary shares: Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.
2.Options and rights: Holders of Options and rights have no voting rights. Information relating to the Company’s
Employee Incentive Plan ("EIP"), including details of Options issued, exercised and lapsed during the financial year, is set out in note 31.

30.2. Share capital reserve

	2025	2024	2023	2025	2024	2023
	Number ’000	Number ’000	Number ‘000	US$'000	US$'000	US$'000	1.
					(Recast)	(Recast)
Balance at January 1	-	-	-	15,945	(41,742)	(18,231)
Treasury shares acquired	1,693	525	3,877	(27,557)	(4,697)	(23,511)
Issue of convertible bonds	-	-	-	-	63,849	-
Transaction costs arising on convertible bonds issue	-	-	-	-	(1,465)	-
Shares allocated to employees	(1,693)	(525)	(3,877)	-	-	-
Balance at December 31	-	-	-	(11,612)	15,945	(41,742)
30.2.1. Treasury shares
Ordinary shares in the Company were purchased by the Telix Pharmaceuticals Employee Share Trust for the purpose of issuing shares under the Equity Incentive Plan. These shares are allocated to employees and are not held within the
Employee Share Trust (see note 31 for further information).
30.2.2. Conversion right of convertible bonds
The amount shown for the issue of convertible bonds is the initial value of the conversion rights relating to the convertible bonds.
30.3. Other reserves

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total	1.
	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2025	(1,611)	81,404	(3899)	75,894
Other comprehensive (loss)/income	(5,757)	-	(1,242)	(6,999)
Total comprehensive (loss)/income	(5,757)	-	(1,242)	(6,999)
Share-based payments to employees	-	19,350	-	19,350
Share-based payments associated with acquisitions	-	23,287	-	23,287
Transfer on satisfaction of acquisition performance rights	-	(4,467)	-	(4,467)
Transfer on exercise of options	-	(5,501)	-	(5,501)
	-	32,669	-	32,669
Balance as at December 31, 2025	(7,368)	114,073	(5,141)	101,564

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total	1.
	US$'000	US$'000	US$'000	US$'000
	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2024	(7,179)	24,119	(612)	16,328
Other comprehensive	5,568	-	(3,287)	2,281
Total comprehensive income/(loss)	5,568	-	(3,287)	2,281
Share-based payments to employees	-	12,928	-	12,928
Share-based payments associated with acquisitions	-	44,877	-	44,877
Transfer on exercise of options	-	(520)	-	(520)
	-	57,285	-	57,285
Balance as at December 31, 2024	(1,611)	81,404	(3,899)	75,894

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total	1.
	US$'000	US$'000	US$'000	US$'000
	(Recast)	(Recast)	(Recast)	(Recast)
Balance as at January 1, 2023	(5,316)	6,456	-	1,140
Other comprehensive (loss)/income	(1,863)	-	(612)	(2,475)
Total comprehensive (loss)/income	(1,863)	-	(612)	(2,475)
Share-based payments to employees	-	5,848	-	5,848
Share-based payments associated with acquisitions	-	14,158	-	14,158
Transfer on exercise of options	-	(2,343)	-	(2,343)
	-	17,663	-	17,663
Balance as at December 31, 2023	(7,179)	24,119	(612)	16,328
30.4. Share-based payments reserve

	2025	2024	2023
	Number ’000	Number ’000	Number ‘000
Balance at January 1	25,522	14,601	11,736
EIP options issued	7,185	9,877	6,689
Options exercised	(2,272)	(619)	(4,524)
Options lapsed	(1,850)	(2,621)	(1,824)
Performance Rights issued[1]	3,915	4,284	2,524
Performance Rights exercised	(269)	-	-
Performance Rights lapsed	(488)	-	-
Balance at December 31	31,743	25,522	14,601
1.Relates to the acquisition of ImaginAb in 2025, QSAM in 2024 and Lightpoint in 2023.
1 WAEP - weighted average exercise price

30.5. Financial assets at FVOCI reserve
The group has elected to recognize changes in the fair value of certain investments in equity securities in Other comprehensive income (OCI), as explained in note 17. These changes are accumulated within the FVOCI reserve within equity.
The table below shows how the FVOCI reserve relates to equity securities:

	2025	2024	2023
	US$'000	US$'000	US$'000	1.
		(Recast)	(Recast)	1.
Balance at January 1	(3,899)	(612)	-
Revaluation - gross	(1,242)	(3,287)	(612)
Deferred tax	-	-	-
Balance at December 31	(5,141)	(3,899)	(612)
31.     Share-based payments
Equity Incentive Plan and Options
The Equity Incentive Plan ("EIP") was established to allow the Board of Telix to make offers to Eligible Employees to acquire securities in the Company and to otherwise incentivize employees. ‘Eligible Employees’ includes full time, part time or casual employees of a Group Company, a Non-Executive Director of a Group Company, a Contractor, or any
other person who is declared by the Board to be eligible.
The Board may, from time to time and in its absolute discretion, invite Eligible Employees to participate in a grant of
Incentive Securities, which may comprise Rights (including Performance Share Appreciation Rights), Options, and/or
Restricted Shares. Vesting of Incentive Securities under the EIP is subject to any vesting or performance conditions determined by the Board. Incentive Securities are normally granted under the EIP for no consideration and carry no dividend or voting rights. When exercised, each Incentive Security is convertible into one ASX or ADS-backed Share.
Non-Executive Directors are able to participate in the Equity Incentive Plan, under which equity may be issued subject to
Shareholder approval. Options were issued to Non-Executive Directors not as an ‘incentive’ under the EIP but as a means of cost-effective consideration for agreeing to join the Board. The details of Incentive Securities on issue to individual
Directors can be found in the Remuneration report for the year ended December 31, 2025. For the purposes of this table and to illustrate the total number of Incentive Securities on issue under the rules of the EIP, all Incentive Securities issued to Non-Executive Directors, Executive Directors, employees and contractors are included.
Incentive Securities contain a cashless exercise clause that allows employees to exercise the securities for a cash exercise price of $nil in exchange for forfeiting a portion of their vested securities.
ASX securities

	2025	2025	2024	2024
	Number	WAEP1[1]	Number	WAEP1	1.
	‘000	AU$	‘000	AU$	1.
Balance at January 1,	18,715	8.58	12,077	5.59
Granted during the year	2,481	24.30	9,878	11.19
Exercised during the year	(2,248)	4.48	(619)	3.34
Lapsed/forfeited during the year	(1,558)	11.67	(2,621)	5.88
Balance at December 31,	17,390	11.06	18,715	8.58
Vested and exercisable at December 31,	1,648	5.30	754	4.91

ADS-backed securities

	2025	2025	2024	2024
	Number	WAEP[1]	Number	WAEP[1]
	‘000	US$	‘000	US$
Balance at January 1,	-	-	-	-
Granted during the year	4,704	16.10	-	-
Exercised during the year	(24)	8.02	-	-
Lapsed/forfeited during the year	(292)	19.84	-	-
Balance at December 31,	4,388	15.90	-	-
Vested and exercisable at December 31,	-	-	-	-
Expense arising from share-based payments transactions:

	2025	2024	2023
	US$	US$	US$	1.
		(Recast)	(Recast)	1.
Options issued under EIP	19,146,002	12,927,880	5,847,731
Total	19,146,002	12,927,880	5,847,731

Equity Incentive Plan and Options
Details of the number of options convertible to ASX shares issued under the EIP outstanding at the end of the year:

Grant date	Vesting date	Expiry date	Exercise price	Options on issue at January 1, 2025	Issued during the year	Vested during the year	Exercised during the year	Lapsed during the year	Options on issue at December 31, 2025
			A$	’000	’000	’000	’000	’000	’000
01-27-2021	10-28-2022	01-26-2026	4.38	349	-		(320)	-	29
07-27-2021	10-28-2022	07-27-2026	5.37	405	-		(197)	-	208
07-27-2021	07-27-2025	07-27-2026	0.00	100	-		-	-	100
04-05-2022	12-31-2024	04-04-2027	4.95	1,920	-	1,920	(1,040)	(40)	840
04-05-2022	12-31-2024	04-04-2027	0.00	150	-	150	(120)	-	30
10-24-2022	12-31-2024	10-24-2027	6.15	913	-	913	(372)	-	541
05-02-2023	12-31-2025	03-27-2028	6.90	3,905	-		-	(145)	3,760
21-Mar-24. 22-May-24	12-31-2025	05-16-2028	10.04	990	-		-	(195)	795
07-06-2023	31-Mar-25 or 31-Dec-25	15-Jun-25, 15-Jun-28	0.00	215	-		(100)	-	115
10-18-2023	06-30-2026	09-20-2028	11.37	610	-		-	(130)	480
10-31-2023	12-31-2026	10-31-2028	0.00	406	-		-	(64)	342
10-31-2023	12-31-2027	10-31-2029	0.00	406	-		-	(64)	342
11-30-2023	06-30-2026	11-14-2028	8.72	884	-		-	(47)	837
03-08-2024	12-31-2026	03-31-2029	0.00	220	-		-	-	220
03-08-2024	12-31-2027	03-31-2030	0.00	220	-		-	-	220
21-Mar-24, 22-May-24	03-31-2027	03-31-2029	11.94	4,447	-		-	(428)	4,019
04-26-2024	03-31-2027	03-31-2029	0.00	35	-		-	-	35
08-26-2024	04-01-2025	03-31-2027	0.00	130	-		(85)	-	45
08-26-2024	03-31-2027	04-04-2027	0.00	100	-		-	-	100
09-19-2024	03-31-2028	03-31-2029	18.45	1,696	-		-	(315)	1,381
09-19-2024	03-31-2028	03-31-2030	18.45	300	-		-	-	300
10-17-2024	11-01-2027	11-01-2029	0.00	157	-		-	(19)	138
10-17-2024	11-01-2028	11-01-2030	0.00	157	-		-	(19)	138
01-01-2025	03-31-2028	03-31-2030	28.67	—	1,701		-	(61)	1,640
01-01-2025	02-28-2026	03-31-2028	0.00	—	11		-	-	11
10-24-2025	03-31-2028	03-31-2028	14.90	—	743		-	(30)	713
03-17-2025	09-01-2025	09-30-2025	12.16	—	14		(14)	-	-
03-17-2025	03-01-2026	03-15-2026	22.40	—	12		-	(1)	11
				18,715	2,481	2,983	(2,248)	(1,558)	17,390

Details of the number of options convertible to ADS-backed shares issued under the EIP outstanding at the end of the year:

Grant date	Vesting date	Expiry date	Exercise price	Options on issue at January 1, 2025	Issued during the year	Vested during the year	Exercised during the year	Lapsed during the year	Options on issue at December 31, 2025
			US$	’000	’000	’000	’000	’000	’000
01-01-2025	03-31-2028	03-31-2030	19.99	-	2,881		-	(287)	2,594
01-01-2025	02-27-2026	03-13-2026	0.00	-	10		-	-	10
10-24-2025	03-31-2028	03-31-2028	9.98	-	1,758		-	-	1,758
03-17-2025	09-01-2025	09-30-2025	8.02	-	26		(24)	(2)	-
03-17-2025	03-01-2026	03-15-2026	13.61	-	29		-	(3)	26
				-	4,704	-	(24)	(292)	4,388
The assessed fair value of recent tranches of options granted are outlined below. The fair value at grant date is independently determined using the Black Scholes Model. The model inputs for options granted during the year ended
December 31, 2025 are included below:
ASX securities

	January 2025	January 2025	May 2025	October 2025	March 2025	March 2025
Fair value	A$14.09	A$25.56	A$25.68	A$6.31	A$15.70	A$7.70
Consideration	Nil	Nil	Nil	Nil	Nil	Nil
Exercise price	A$28.67	A$0.00	A$0.00	A$14.90	A$12.16	A$22.40
Grant date	01-01-2025	01-01-2025	05-21-2025	10-24-2025	03-17-202 5	03-17-202 5
Expiry date	03-31-2030	03-31-202 8	03-31-2028	03-31-2028	09-30-202 5	03-15-202 6
Term	5 years	3 years	3 years	2 years	1 years	1 years
Share price at grant date	A$27.80	A$25.56	A$25.68	A$13.66	A$27.36	A$27.36
Volatility	55%	47%	47%	55%	44%	44%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free rate	3.88%	3.56%	3.56%	3.51%	3.56%	3.56%
ADS-backed securities

	January 2025	January 2025	October 2025	March 2025	March 2025
Fair value	US$8.44	US$17.43	US$4.25	US$10.10	US$5.83
Consideration	Nil	Nil	Nil	Nil	Nil
Exercise price	US$19.99	US$0.00	US$9.98	US$8.02	US$13.61
Grant date	01-01-2025	01-01-2025	10-24-202 5	03-17-2025	03-17-2025
Expiry date	03-31-2030	03-13-2026	03-31-202 8	09-30-2025	03-15-2026
Term	5 years	1 years	2 years	1 years	1 years
Share price at grant date	A$17.53	A$17.43	A$9.16	A$17.60	A$17.60
Volatility	55%	50%	55%	56%	51%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free rate	4.01%	4.01%	3.64%	4.01%	4.01%

32.    Cash flow information
32.1. Reconciliation of (loss)/profit after income tax to net cash (used in)/from operating activities

	2025	2024	2023
	US$'000	US$'000	US$'000
		(Recast)	(Recast)
(Loss)/profit before income tax	(5,266)	37,915	2,594
Adjustments for
Depreciation and amortization	21,409	5,284	4,155
Impairments/(impairment reversals) of intangible assets	566	(475)	550
Fair value remeasurement of contingent consideration	(11,618)	7,326	22,686
Fair value remeasurement of provisions	(12)	510	(129)
Unwind of discount	40,418	24,118	8,848
Share-based payments	19,350	12,928	5,848
Foreign exchange (losses)/gains	(1,926)	(11,984)	1,478
Interest paid	(13,700)	(3,087)	(385)
Income taxes paid	(21,298)	(2,033)	(6,859)
Change in assets and liabilities
Increase in trade and other receivables	(20,465)	(37,491)	(18,620)
Increase in inventory	(7,639)	(2,127)	(6,553)
Decrease/(increase) in other current assets	10,241	(7,136)	(7,107)
Decrease/(increase) in other non-current assets	-	365	(176)
Increase in trade creditors	28,976	28,837	21,059
Deduct trade and other payables capitalized to intangible assets	-	-	(2,973)
Contingent consideration payments classified as operating	(51,786)	(23,902)	(10,917)
Increase in employee benefit obligations	4,814	5,206	4,205
(Decrease)/Increase in provisions	(227)	(538)	-
Decrease in contract liabilities	(9,130)	(6,226)	(3,431)
Net cash (used in)/from operating activities	(17,293)	27,490	14,273
33.   Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed.
33.1. Interest rate risk
The Group’s borrowings that have been drawn down at December 31, 2025 have fixed interest rates, and therefore the
Group is not exposed to any significant interest rate risk.
33.2. Price risk
The Group's exposure to equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position at fair value through other comprehensive income ("FVOCI") (note 17).
The amounts recognized in other comprehensive income in relation to investments held by the Group are disclosed in note 30.5.

33.3. Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk, primarily the Australian dollar and Euro.
Foreign exchange risk arises from commercial activities outside the U.S. and research and development activities in
Europe.
The Group’s treasury risk management policy is to settle all US dollar denominated expenditure with US dollar denominated receipts from sales of Illuccix in the U.S. The Group also manages currency risk by making decisions as to the levels of cash to hold in each currency by assessing its future activities which will likely be incurred in those currencies. Any remaining foreign currency exposure has therefore not been hedged.
We have both foreign currency receivables and payables, predominantly denominated in Australian dollars and Euros. We had a surplus of foreign currency receivables and financial assets over payables of $67.4 million as of December 31,
2025 (December 31, 2024: $49.6 million).
The Group’s exposure to the risk of changes in foreign exchange rates also relates to the Group’s net investments in foreign subsidiaries, which predominantly include denominations in Euro and Australian dollar, however given the level of current investments in non US dollar denominated subsidiaries, the impact is limited.
As at December 31, 2025, the Group held 52.8% (2024: 32.0%) of its cash in Australian dollars, 39.7% (2024: 64.9%) in
US dollars, 5.5% (2024: 2.8%) in Euros (EUR), 0.1% (2024: nil) in Japanese Yen (JPY), 0.3% (2024: 0.1%) in British pounds,
0.5% (2024: 0.1%) in Canadian dollars and 1.0% (2024: 0.1%) in Swiss Francs (CHF).
Exposure
The balances held at December 31, 2025 that give rise to currency risk exposure are presented in US dollars below:

As at December 31, 2025
	USD	AUD	EUR	CHF	JPY	GBP	CAD
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Cash and cash equivalents	56,371	74,891	7,850	1,445	134	413	762
Trade receivables	126,056	540	2,606	-	-	-	-
Financial assets	-	33,749	3,345	-	-	-	-
Trade payables	(80,802)	(3,254)	(13,328)	(642)	(93)	(546)	(223)
Other current liabilities	(6,955)	-	(4,700)	-	-	-	-
Other non-current liabilities	(3,517)	-	-	-	-	-	-
Government grant	-	-	(2,046)	-	-	-	-
Decommissioning liability	-	-	(7,694)	-	-	-	-
Contingent consideration	(19,544)	-	(2,686)	-	-	-	-
Borrowings	-	(394,617)	(10,407)	-	-	-	-
The balances held at December 31, 2024 that give rise to currency risk exposure are presented in US dollars below:

	USD	AUD	EUR	CHF	JPY	GBP	CAD	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Cash and cash equivalents	285,345	140,797	12,493	356	129	626	253
Trade receivables	84,564	455	1,466	-	-	-	-
Financial assets	-	30,972	3,774	-	-	-
Trade payables	(47,620)	(7,658)	(13,659)	(462)	(17)	(996)	(1,171)
Government grant liability	-	-	(1,858)	-	-	-	-
Decommissioning liability	-	-	(7,248)	-	-	-	-
Contingent consideration liability	(56,627)	(519)	(14,903)	-	-	-	-
Borrowings	-	(333,272)	(9,449)	-	-	-	-

Sensitivity
Outlined below is a sensitivity analysis which assesses the impact that a change of +/- 10% in the exchange rates as at each reporting date would have on the Group’s reported profit/(loss) after income tax and/or equity balance.
Impact on post-tax profit/(loss)

	2025	2025	2025	2025	2024	2024	2024	2024
	+10% Profit/ (loss)	-10% Profit/ (loss)	+10% Equity	-10% Equity	+10% Profit/ (loss)	-10% Profit/ (loss)	+10% Equity	-10% Equity	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	1.
					(Recast)	(Recast)	(Recast)	(Recast)	1.
AUD	-	-	26,140	(31,949)	-	-	17,449	(21,326)
EUR	(224)	1,983	951	(3,704)	1,248	(1,525)	1,620	(1,980)
CHF	-	-	(73)	89	-	-	(29)	36
JPY	-	-	-	-	1	(1)	(11)	13
GBP	19	(24)	9	(11)	1	(2)	33	(40)
CAD	-	-	39	48	1	(1)	80	(98)
Total	(205)	1,959	27,066	(35,527)	1,251	(1,529)	19,142	(23,395)
33.4. Credit risk
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
As at December 31, 2025, the expected credit losses are $2,377,000 (2024: $131,000). The following tables sets out the aging of trade receivables, according to their due date:

Aged trade receivables

	Expected credit losses		Gross carrying amount		1.
	2025	2024	2025	2024
	US$'000	US$'000	US$'000	US$'000	1.
		(Recast)		(Recast)	1.
Not past due:	-	-	122,644	80,900
Past due:
30 days	(2)	(19)	3,129	3,689
60 days	(5)	(6)	455	548
90 days	(41)	(19)	518	621
120 days	(2,329)	(87)	4,833	1,301
Total	(2,377)	(131)	131,579	87,059
Credit risk concentration profile
The Group has a significant credit risk exposure to three distributors of 71% (2024: 87% to three distributors). The Group defines major credit risk as exposure to a concentration exceeding 10% of a total class of such asset.
33.5. Liquidity risk
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
financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the Consolidated statement of financial position.

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at December 31, 2025	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Non-derivatives
Trade and other payables	114,261	36,088	-	-	150,349	150,349
Other non-current liabilities	-	-	3,673	-	3,673	3,517
Borrowings	5,860	5,958	469,257	3,024	484,099	405,024
Lease liabilities	3,051	3,969	44,409	34,994	86,423	62,082
Government grant liability	837	564	1,236	169	2,806	2,046
Contingent consideration	8,755	3,545	11,737	665	24,702	22,234
Total financial liabilities	132,764	50,124	530,312	38,852	752,052	645,252

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
As at December 31, 2024	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)	(Recast)
Non-derivatives
Trade and other payables	86,790	-	-	-	86,790	86,790
Borrowings	5,236	5,243	444,047	3,161	457,687	353,574
Lease liabilities	915	906	4,923	84	6,828	6,588
Government grant liability	749	304	823	113	1,989	1,858
Contingent consideration	53,042	-	23,652	1,232	77,926	72,049
Total financial liabilities	146,732	6,453	473,445	4,590	631,220	520,859
33.6. Fair value
This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements.
33.6.1. Financial assets
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
Sensitivity of level 1 financial assets
An increase/(decrease) of 10% in the share price of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $102,000 (2024: $234,000).
Sensitivity of level 3 financial assets
An increase/(decrease) of 10% in the discounted cashflows of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $266,000 (2024: $167,000).
33.6.2. Financial liabilities
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
derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on Management’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.
Sensitivity of level 3 financial liabilities
The potential effect of using reasonably possible alternative assumptions in valuation models, based on a change in the most significant input, such as sales volumes, by an increase/(decrease) of 10% while holding all other variables constant will increase/(decrease) profit before tax by $275,000 (2024: $1,863,000).
Valuation processes
The finance team of the Group performs the valuation of contingent consideration liabilities required for financial reporting purposes, including level 3 fair values. This team reports directly to the Chief Financial Officer ("CFO").
Discussions of valuation processes and results are held between the CFO and Board at least once every six months, in line with the Group’s half-yearly reporting periods.

The main level 3 inputs used by the Group in measuring the fair value of contingent consideration liabilities are derived and evaluated as follows:
•discount rates are determined by an independent third-party using a weighted average cost of capital model to calculate a post-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset
•regulatory/marketing authorization approval dates and approval for marketing authorization probability risk factors are derived in consultation with the Group’s regulatory team
•expected sales volumes and net sales price per unit are estimated based on market information on annual incidence rates and information for similar products and expected market penetration, and
•contingent consideration cash flows are estimated based on the terms of the sale contract. Changes in fair values are analyzed at the end of each reporting period during the half-yearly valuation discussion between the CFO and
Board. As part of this discussion the CFO presents a report that explains the reason for the fair value movement.
34.   Contingent liabilities
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
The Group has received a subpoena from the U.S. Securities and Exchange Commission ("SEC") seeking various documents and information primarily relating to the Company’s disclosures regarding the development of the Company’s prostate cancer therapeutic candidates. This matter remains a fact-finding request. Telix is cooperating with the subpoena including responding to the SEC’s requests. The SEC has not asserted any charges against the Group or any of it's personnel, and no conclusions have been reached, or that the SEC has a negative opinion of any person, entity or security. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group will continue to monitor the inquiry and update its disclosures as appropriate.
On November 10, 2025, a putative securities class action complaint was filed in the United States District Court for the
Southern District of Indiana seeking, among other relief, class certification, designation of a lead plaintiff, damages and a jury trial.  On January 20, 2026, the Group was formally served the complaint on behalf of a purposed U.S. shareholder.
The Group intends to seek dismissal on this matter through early motion practice and will rigorously defend itself. This case is in its earliest stages; no class has been certified and the court has not ruled on any dispositive motions. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group cannot predict the timing or outcome of this litigation or estimate a possible loss or range of loss, if any, at this time. The Group will continue to monitor this matter.
Legal fees and other costs associated with contingent matters, including litigation, regulatory inquiries and investigations, are expensed as incurred.
35.   Commitments
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

At December 31, 2025 and at the date of these financial statements, the Group had capital commitments relating to the construction of the Brussels South manufacturing facility and the purchase of isotope raw materials from a vendor over a three year period.

	Due < 1 year	Due > 1 year	1.
	US$'000	US$'000	1.
As at December 31, 2025
Capital commitments	35,822	11,367
R&D commitments	30,402	7,601
	66,224	18,968
	(Recast)	(Recast)
As at December 31, 2024
Capital commitments	26,435	13,938
R&D commitments	18,676	4,720
	45,111	18,658
36.   Related party transactions
36.1. Key management personnel compensation

	2025	2024	2023	1.
	US$	US$	US$	1.
		(Recast)	(Recast)	1.
Short-term employee benefits	2,922,754	2,577,798	2,056,147
Superannuation entitlements	118,762	141,049	105,715
Share-based payments	1,377,421	1,567,629	776,254
	4,418,937	4,286,476	2,938,116
36.2. Transactions with other related parties

	2025	2024	2023
	US$	US$	US$
		(Recast)	(Recast)
Purchases of various goods and services from entities controlled by key management personnel[1]	-	513,809	835,315

1.Non-Executive Director, Dr. Andreas Kluge (previously a non-executive director, retired from the Board on October 17,
2024), is the principal owner and Geschäftsführer (Managing Director) of ABX-CRO, a clinical research organization
(CRO) that specializes in radiopharmaceutical product development. Following retirement as a Non-Executive
Director, Dr. Kluge has been engaged by Telix on a consultancy basis and will continue to provide the Board of
Directors strategic advice alongside clinical input into key development programs, reflective of his ongoing importance as a founder of the Company.
Transactions with Andreas Kluge and ABX-CRO do not meet the criteria of a related party transaction following Andreas
Kluge's retirement as a non-executive director on October 17, 2024.
In March 2024, the Group entered into an agreement to purchase the QDOSE dosimetry software platform from ABX-
CRO. QDOSE is a software platform designed to enable reliable estimation of patient-specific dosimetry for both therapeutic and diagnostic radiopharmaceuticals. We agreed to pay ABX-CRO upfront cash consideration of €1,200,000, a share of profits generated from QDOSE sales and a referral fee on deals referred from or initiated by ABX-CRO over a
2-year period from acquisition.
During the year ended December 31, 2024 the total amount paid was $513,809, (2023: $835,315) and the amount payable to ABX-CRO at December 31, 2024 was $nil (2023: $nil) respectively.

Transactions with related parties are undertaken on an arm’s length basis and competitive with quotes obtained from other suppliers for similar services.
36.3. Interests in other entities
The Group’s principal subsidiaries at December 31, 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also the principal place of business.

Name of entity	Country of incorporation	Ownership interest held by the Group (%)
Telix Pharmaceuticals Ltd	Australia	N/A
Telix Pharmaceuticals (Innovations) Pty Ltd[1]	Australia	100
Telix Pharmaceuticals Holdings Pty Limited[1]	Australia	100
Telix Pharmaceuticals International Holdings Pty Ltd[1]	Australia	100
Telix Pharmaceuticals Australia Holdings Pty Ltd[1]	Australia	100
Telix Pharmaceuticals (ANZ) Pty Ltd[1]	Australia	100
Telix Pharmaceuticals (Corporate) Pty Ltd[1]	Australia	100
Telix Pharmaceuticals (Belgium) SRL	Belgium	100
Telix Innovations SA	Belgium	100
Telix Innovations Rph Participacoes Ltda	Brazil	51
Telix Pharmaceuticals (Canada) Inc.	Canada	100
Telix ARTMS Inc.	Canada	100
Telix Pharmaceuticals (France) SAS	France	100
Telix Pharmaceuticals (Germany) GmbH	Germany	100
Rhine Pharma GmbH[2]	Germany	100
Therapeia GmbH & Co. KG	Germany	100
Therapeia Verwaltungs-GmbH	Germany	100
Telix Pharma Japan KK	Japan	100
Telix Pharmaceuticals (NZ) Limited	New Zealand	100
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100
Lightpoint Surgical Ltd	United Kingdom	100
Lightpoint Surgical Spain S.L. (Lightpoint Medical Espana SLU)	Spain	100
Telix Pharmaceuticals (US) Inc.	USA	100
Telix Optimal Tracers, LLC	USA	100
Telix IsoTherapeutics Group, Inc.	USA	100
Telix QSAM, Inc.	USA	100
QSAM Therapeutics Inc.	USA	100
RLS (USA), Inc.	USA	100
Las Vegas Radiopharmacy, Inc.	USA	100
Telix Targeting Technologies, Inc.	USA	100
ARTMS US, Inc.	USA	100
1.Denotes an entity that is a party to a deed of cross guarantee, refer to note 39 for further information.

2.The Group plans to spin off this entity and has granted options to certain third parties to acquire an economic interest in the entity once key milestones are achieved.
37. Remuneration of auditor

Auditors of the Group - PricewaterhouseCoopers Australia and related network firms	2025	2024	2023	1.
	US$	US$	US$	1.
		(Recast)	(Recast)	1.
Audit or review of financial statements	2,299,162	1,363,435	917,424
Other assurance services	86,410	1,520,146	113,016
Other advisory services	60,324	83,081	194,029
	2,445,896	2,966,662	1,224,469
Other assurance services relate to assurance and associated services that are traditionally performed by an independent auditor, including accounting consultation and consultation concerning financial accounting, reporting standards and due diligence.  Other assurance services in 2024 includes comfort letter assurance services performed as part of the Group's
U.S. listing.

Other auditors and their related network firms	2025	2024	2023	1.
	US$	US$	US$	1.
		(Recast)	(Recast)	1.
Audit or review of financial statements	96,792	30,367	34,927
Other advisory services	-	-	-
	96,792	30,367	34,927
38. Parent entity financial information
Australian Disclosure Requirements
The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements. The individual financial statements for the parent entity show the following aggregate amounts:

Statement of financial position	2025	2024
	$’000	$’000
		(Recast)
Assets
Current assets	967,961	979,858
Non-current assets	650	1,589
Total assets	968,611	981,447

Liabilities
Current liabilities	12,286	113,869
Non-current liabilities	383,754	333,418
Total liabilities	396,040	447,287
Net assets	572,571	534,160

Equity
Share capital	479,962	414,012
Share capital reserve	(11,612)	15,945
Other reserves	123,383	41,445
Retained earnings/(accumulated losses)	(19,162)	62,758
Total equity	572,571	534,160
Statement of comprehensive income
Loss for the year	(80,753)	(72,526)
Total comprehensive loss for the year	(80,753)	(72,526)
39.    Deed of cross guarantee
Australian Disclosure Requirements
The Company and certain Australian subsidiaries of the Group have entered into a deed of cross guarantee. By entering into the deed, the subsidiaries which are party to the deed have been relieved from the requirement to prepare and lodge audited financial statements under ASIC Corporations (Wholly-owned Companies) Instrument 2016/785. The subsidiaries identified with a ‘1’ in note 35.3 are parties to a deed of cross guarantee under which each Company guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.
For the year ended December 31, 2025 the parties to the deed of cross guarantee generated a loss of $99,349,000
(2024: profit of $16,291,000) and as at December 31, 2025 were in an asset position of $176,579,000 (2024: net asset position $189,036,000), with cash and cash equivalents of $84,572,000 (2024: $326,514,000).
Cash on hand and the repatriation of future cash inflows from commercial activities undertaken by wholly-owned foreign subsidiaries is considered sufficient to meet forecast cash outflows, research and development activities currently underway and other committed business activities for at least 12 months from the date of these financial statements.
Further, current liabilities include loans with other subsidiaries in the Group of $47,190,000 (2024: $29,965,953) which will be settled when sufficient funds are available.
On this basis, the Directors are satisfied that the parties to the deed of cross guarantee continue to be a going concern as at the date of these financial statements.
The consolidated statement of comprehensive income and statement of financial position of the entities party to the deed of cross guarantee are provided as follows:

Consolidated statement of comprehensive income or loss	2025	2024
	US$'000	US$'000
		(Recast)
Revenue from contracts with customers	135,699	139,813
Cost of sales	(4,616)	(11,740)
Gross profit	131,083	128,073
Research and development costs	(98,102)	(84,019)
Selling and marketing expenses	(3,887)	(2,217)
Manufacturing and distribution costs	(8,695)	(5,400)
General and administration costs	(86,819)	(93,479)
Other (losses)/gains (net)	(2,045)	97,506
Operating profit/(loss)	(68,465)	40,464
Finance income	5,157	5,751
Finance costs	(35,140)	(29,239)
(Loss)/profit before income tax	(98,448)	16,976
Income tax expense	(901)	(685)
(Loss)/profit from continuing operations after income tax	(99,349)	16,291
Changes in the fair value of equity investments at fair value through other comprehensive income	(5,113)	(3,870)
Total comprehensive (loss)/income for the year	(104,462)	12,421

Consolidated statement of financial position	2025	2024
	US$'000	US$'000
		(Recast)
Current assets
Cash and cash equivalents	84,572	326,514
Trade and other receivables	128,528	103,113
Inventories	1,986	714
Other current assets	3,459	5,178
Total current assets	218,545	435,519
Non-current assets
Net investment in subsidiaries	342,428	189,361
Intangible assets	29,100	29,480
Property, plant and equipment	6,915	1,084
Right-of-use assets	1,826	1,084
Financial assets	37,094	34,746
Deferred tax assets	7,359	1,108
Other non-current assets	26,817	13,667
Total non-current assets	451,539	270,530
Total assets	670,084	706,049
Current liabilities
Trade and other payables	72,450	86,253
Contract liabilities	-	6,612
Lease liabilities	737	399
Borrowings	11,692	10,840
Contingent consideration	2,500	53,176
Employee benefit obligations	3,946	3,156
Total current liabilities	91,325	160,436
Non-current liabilities
Contract liabilities	-	2,036
Lease liabilities	1,394	998
Borrowings	382,926	333,285
Contingent consideration	9,734	18,844
Deferred tax liabilities	7,680	1,108
Employee benefit obligations	446	306
Total non-current liabilities	402,180	356,577
Total liabilities	493,505	517,013
Net assets	176,579	189,036
Equity
Share capital	476,564	412,245
Share capital reserve	(11,612)	15,945
Other reserve	115,908	65,778
Accumulated losses	(404,280)	(304,931)
Total equity	176,579	189,036

40.     Events occurring after the reporting period
There were no subsequent events that required adjustment to or disclosure in the financial statements of the Group for the year ended December 31, 2025.
1 All entities are corporate entities.

Australian Disclosure Requirements
Consolidated entity disclosure statement
Basis of preparation
This consolidated entity disclosure statement ("CEDS") has been prepared in accordance with the Australian
Corporations Act 2001 (Cth) and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Name of entity[1]			Tax residency
	Country of incorporation	Ownership interest held by the Group (%)	Australian or foreign	Foreign jurisdiction(s)
Telix Pharmaceuticals Ltd	Australia	N/A	Australian	N/A
Telix Pharmaceuticals (Innovations) Pty Ltd	Australia	100	Australian	N/A
Telix Pharmaceuticals Holdings Pty Limited	Australia	100	Australian	N/A
Telix Pharmaceuticals International Holdings Pty Ltd	Australia	100	Australian	N/A
Telix Pharmaceuticals Australia Holdings Pty Ltd	Australia	100	Australian	N/A
Telix Pharmaceuticals (ANZ) Pty Ltd	Australia	100	Australian	N/A
Telix Pharmaceuticals (Corporate) Pty Ltd	Australia	100	Australian	N/A
Telix Pharmaceuticals (Belgium) SRL	Belgium	100	Foreign	Belgium
Telix Innovations SA	Belgium	100	Foreign	Belgium
Telix Innovations Rph Participacoes Ltda	Brazil	51	Foreign	Brazil
Telix Pharmaceuticals (Canada) Inc.	Canada	100	Foreign	Canada
Telix ARTMS Inc.	Canada	100	Foreign	Canada
Telix Pharmaceuticals (France) SAS	France	100	Foreign	France
Telix Pharmaceuticals (Germany) GmbH	Germany	100	Foreign	Germany
Rhine Pharma GmbH3	Germany	100	Foreign	Germany
Therapeia GmbH & Co. KG	Germany	100	Foreign	Germany
Therapeia Verwaltungs-GmbH	Germany	100	Foreign	Germany
Telix Pharma Japan KK	Japan	100	Foreign	Japan
Telix Pharmaceuticals (NZ) Limited	New Zealand	100	Australian	New Zealand
Telix Pharmaceuticals (Singapore) Pte Ltd	Singapore	100	Australian	Singapore
Telix Pharmaceuticals (Switzerland) GmbH	Switzerland	100	Foreign	Switzerland
Telix Pharmaceuticals (UK) Ltd	United Kingdom	100	Australian	United Kingdom
Lightpoint Surgical Ltd	United Kingdom	100	Foreign	United Kingdom
Lightpoint Surgical Spain S.L. (Lightpoint Medical Espana SLU)	Spain	100	Foreign	Spain
Telix Pharmaceuticals (US) Inc.	USA	100	Foreign	USA
Telix Optimal Tracers, LLC	USA	100	Foreign	USA
Telix IsoTherapeutics Group, Inc.	USA	100	Foreign	USA
Telix QSAM, Inc.	USA	100	Foreign	USA
QSAM Therapeutics Inc.	USA	100	Foreign	USA
RLS (USA), Inc.	USA	100	Foreign	USA

Name of entity[1]			Tax residency
	Country of incorporation	Ownership interest held by the Group (%)	Australian or foreign	Foreign jurisdiction(s)
Las Vegas Radiopharmacy, Inc.	USA	100	Foreign	USA
Telix Targeting Technologies, Inc.	USA	100	Foreign	USA
ARTMS US, Inc.	USA	100	Foreign	USA
Australian Disclosure Requirements
Determination of tax residency
Section 295 (3A)(vi) of the Australian Corporations Act 2001 (Cth) defines tax residency as having the meaning in the
Income Tax Assessment Act 1997. The determination of tax residency involves judgment as it can be fact dependent and subject to interpretation, requiring consideration of matters such as location of central management and control or place of effective management.
The rules and guidance in respect of tax residency have been applied in good faith. In determining tax residency, the consolidated entity has applied the following interpretations:
•Australian tax residency: The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5.
•Foreign tax residency: The consolidated entity has applied current legislation, judicial precedent and practice in the determination of foreign tax residency.

Directors’ declaration
1.In the opinion of the Directors:
a.the financial statements and notes of the Company and Group are in accordance with the Australian Corporations
Act 2001 (Cth), including:
i.complying with applicable Accounting Standards, the Corporations Regulation 2001 and other mandatory professional reporting requirements; and
ii.giving a true and fair view of the Company's and Group's financial position as at December 31, 2025 and of their performance for the year ended on that date.
b.there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.Within the notes to the financial statements it is confirmed that the financial statements also comply with the
International Financial Reporting Standards as issued by the International Accounting Standards Board and as
disclosed in note 2.2.
3.In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the
Company and entities identified in note 39 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those entities pursuant to ASIC
Corporations (Wholly-Owned Companies) Instrument 2016/785.
4.In the opinion of the Directors the consolidated entity disclosure statement required by subsection 295(3A) of the
Australian Corporations Act 2001 (Cth), as disclosed in the Consolidated entity disclosure statement on pages F-72 to
F-73, is true and correct.
5.This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Australian Corporations Act 2001 (Cth) for the financial year ended December 31, 2025.
6.Signed in accordance with a resolution of the Directors.

Mark Nelson	Christian Behrenbruch
Interim Chair	Managing Director and Group CEO
February 20, 2026	February 20, 2026