Form 20-F/A
period 2025-12-31
Telix Pharmaceuticals Ltd
filed 2026-03-20
CIK 2007191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ☐ Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐    No   ☒

EXPLANATORY NOTE

Telix Pharmaceuticals Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Original Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2026. This Amendment is being filed to (i) correct the respective hyperlinks for each of Exhibits 4.17 and 4.18 of the Original Filing, which had XML file errors, and (ii) correct the respective hyperlinks for each of Exhibits 8.1, 11.1, 12.1, 12.2, 13.1 and 13.2 of the Original Filing, as correct versions of such exhibits were filed with the Original Filing but inadvertently included improper hyperlinks.

In addition, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s Principal Executive Officer and Principal Financial Officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act.

Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time at which the Original Filing was made. No changes have been made to the financial statements of the Company as contained in the Original Filing. Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Amendment on Form 20-F/A.

Exhibit Number	Description of Exhibit
1.1	Certificate of Registration of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).
1.2	Constitution of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).
2.1	Deposit Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).
2.3	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.1†
License Agreement between Telix International Pty Ltd. and Eli Lilly Kinsale Limited, dated as of April 8, 2022, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.2†
License Agreement between Telix International Pty Ltd. and Wilex AG, dated as of January 16, 2017, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.3*	Form of Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 4.3 to the Original Filing).
4.4
Lease Agreement, dated November 30, 2022, by and between Collan Investment Limited and Telix International Pty Ltd (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.5
Loan Agreement, dated March 3, 2022, by and between Telix Pharmaceuticals (Belgium) SPRL and BNP Paribas Fortis (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.6
Loan Agreement, dated March 3, 2022, by and between Telix Pharmaceuticals (Belgium) SPRL and IMBC (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.7+	Equity Incentive Plan Rules (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.8+†*	Employment Agreement, dated January 16, 2017, by and between Telix Pharmaceuticals Limited and Christian Behrenbruch (incorporated by reference to Exhibit 4.8 to the Original Filing).
4.9+†*	Employment Agreement, dated August 1, 2022, by and between Telix Pharmaceuticals Limited and Darren Smith (incorporated by reference to Exhibit 4.9 to the Original Filing).
4.10+†*	Employment Agreement, dated December 20, 2023, by and between Telix Pharmaceuticals Limited and David Cade (incorporated by reference to Exhibit 4.10 to the Original Filing).
4.11+†*	Employment Agreement, dated March 5, 2024, by and between Telix Pharmaceuticals (US) Inc. and Darren Patti (incorporated by reference to Exhibit 4.11 to the Original Filing).
4.12+	Form of Non-Executive Director Agreement (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.13
Agreement and Plan of Merger, dated as of February 7, 2024, by and among Telix Pharmaceuticals Limited, QSAM Biosciences, Inc., Cyclone Merger Sub I, Inc., Cyclone Merger Sub II, Inc. and David H. Clarke (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.14†
Share Purchase Agreement, dated as of March 4, 2024, between ARTMS Inc. and Telix Pharmaceuticals Limited (incorporated by reference to Exhibit 4.15 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.15
Trust Deed, dated as of July 30, 2024, between Telix Pharmaceuticals Limited and The Hongkong and Shanghai Banking Corporation Limited (incorporated by reference to Exhibit 4.16 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.16
Stock Purchase Agreement, dated as of September 20, 2024, by and among Telix Pharmaceuticals (US) Inc., RLS Group Ltd., RLS (USA) Inc. and Perceptive Credit Holdings III, LP (incorporated by reference to Exhibit 4.17 to the Company’s Registration Statement on Form 20-F (001-42128) filed October 17, 2024).

4.17
Amendment No. 1 to the Stock Purchase Agreement, dated as of January 27, 2025, by and among Telix Pharmaceuticals (US) Inc., RLS Group Ltd., RLS (USA) Inc. and Perceptive Credit Holdings III, LP (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed February 24, 2025).

4.18	US Employee Stock Purchase Program (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed February 24, 2025).
4.19*	Form of Deed of Indemnity and Insurance (incorporated by reference to Exhibit 4.19 to the Original Filing).
8.1*	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Original Filing).
11.1*	Securities Dealing Policy (incorporated by reference to Exhibit 11.1 to the Original Filing).
12.1*
Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.1 to the Original Filing).

12.2*
Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 12.2 to the Original Filing).

12.3	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.4	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1*
Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 to the Original Filing).

13.2*
Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.2 to the Original Filing).

15.1*	Consent of PricewaterhouseCoopers, independent registered public accounting firm (incorporated by reference to Exhibit 15.1 to the Original Filing).
15.2*	Auditor's Independence Declaration (incorporated by reference to Exhibit 15.2 to the Original Filing).
15.3*	Independent Auditor's Report (incorporated by reference to Exhibit 15.3 to the Original Filing).
18.1	Clawback / Dodd-Frank Compensation Recovery Policy (included as an Annexure to Exhibit 4.7 herein).

99.1*	Appendix 4E (incorporated by reference to Exhibit 99.1 to the Original Filing).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

* Previously filed.
+ Indicates management contract or compensatory plan.
† Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELIX PHARMACEUTICALS LIMITED

	By:	/s/ Dr. Christian Behrenbruch
	Name:	Dr. Christian Behrenbruch
	Title:	Managing Director and Group Chief Executive Officer

Date: March 20, 2026